

VAILRESORTS®

EXPERIENCE OF A LIFETIME™

NOTICE OF THE 2013 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT
2013 ANNUAL REPORT ON FORM 10-K



VAIL RESORTS, INC.

390 Interlocken Crescent
Broomfield, Colorado 80021

NOTICE OF THE 2013 ANNUAL MEETING OF STOCKHOLDERS
To be held on December 6, 2013

October 25, 2013

To our Stockholders:

The annual meeting of stockholders of Vail Resorts, Inc., a Delaware corporation (the "Company"), will be held on Friday, December 6, 2013 at 9:00 a.m., Mountain Standard Time, at the St. Julien Hotel, 900 Walnut Street, Boulder, Colorado 80302, to:

(1) Elect the eight directors named in the attached proxy statement to serve for the ensuing year and until their successors are elected and qualified;

(2) Ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2014;

(3) Hold an advisory vote to approve executive compensation; and

(4) Transact such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

Only holders of record of shares of our common stock at the close of business on October 10, 2013 are entitled to receive notice of, and to vote at, the annual meeting or at any postponement or adjournment thereof. A list of stockholders entitled to vote at the annual meeting will be available for examination by any stockholder at the annual meeting and for ten days prior to the annual meeting at our principal executive offices located at 390 Interlocken Crescent, Broomfield, Colorado 80021.

Pursuant to the rules of the Securities and Exchange Commission, or the SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we will mail, on or about October 25, 2013, a Notice of Internet Availability of Proxy Materials to our stockholders of record and beneficial owners as of the close of business on October 10, 2013. On the date of mailing of the Notice of Internet Availability of Proxy Materials, all stockholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to and at the URL address included in the Notice of Internet Availability of Proxy Materials.

The Notice of Internet Availability of Proxy Materials will also identify the date, the time and location of the annual meeting; the matters to be acted upon at the meeting and the Board of Directors' recommendation with regard to each matter; a toll-free telephone number, an e-mail address, and a website where stockholders can request a paper or e-mail copy of the proxy statement, our annual report and a form of proxy relating to the annual meeting; information on how to access and vote the form of proxy; and information on how to attend the meeting and vote in person. These proxy materials will be available free of charge.

Stockholders are cordially invited to attend the annual meeting. If you wish to vote shares held in your name at the annual meeting, please bring your Notice of Internet Availability of Proxy Materials or proxy card (if you previously requested one be mailed to you) and picture identification. If you hold shares through an intermediary, such as a broker, bank or other nominee, you must present proof of ownership to attend the meeting. Proof of ownership could include a proxy from your broker, bank or other nominee or a copy of your account statement. Shares held through a broker, bank or other nominee may be voted by you in person at the annual meeting only if you obtain a valid proxy from the broker, bank or other nominee giving you the right to vote the shares and bring such proxy to the annual meeting. Attendance at our annual meeting will be limited to persons presenting a Notice of Internet Availability of Proxy Materials or proxy card (if you requested one) or voting instruction card, account statement or similar evidence of ownership, and picture identification. Attendance at the meeting alone will not automatically revoke your previously submitted proxy.

Your vote is extremely important. We appreciate your taking the time to vote promptly. After reading the proxy statement, please vote, at your earliest convenience by telephone or Internet, or request a proxy card to complete, sign and return by mail. If you vote at the annual meeting, your previously submitted proxy will be revoked automatically and only your vote at the annual meeting will be counted. YOUR SHARES CANNOT BE VOTED UNLESS YOU VOTE BY: (i) TELEPHONE, (ii) INTERNET, (iii) REQUESTING A PAPER PROXY CARD, TO COMPLETE, SIGN AND RETURN BY MAIL, OR (iv) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON. Please note that all votes cast via telephone or the Internet must be cast prior to 11:59 p.m., Eastern Standard Time, on Thursday, December 5, 2013.

By Order of the Board of Directors,

Fiona E. Arnold
Executive Vice President,
General Counsel and Secretary

Table of Contents

	Page
PROPOSAL 1. ELECTION OF DIRECTORS	6
Information with Respect to Nominees	6
Director Nominees	7
MANAGEMENT	10
SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS	11
INFORMATION AS TO CERTAIN STOCKHOLDERS	12
CORPORATE GOVERNANCE	13
Corporate Governance Guidelines	13
Board Leadership and Lead Independent Director	14
Meetings of the Board	14
Executive Sessions	14
Director Nominations	15
Determinations Regarding Independence	15
Communications with the Board	15
Code of Ethics and Business Conduct	15
Risk Management	16
Compensation Risk Assessment	16
Committees of the Board	16
The Audit Committee	16
Audit Committee Report	17
The Compensation Committee	18
Compensation Committee Report	21
The Executive Committee	21
The Nominating & Governance Committee	21
DIRECTOR COMPENSATION	22
Director Compensation for Fiscal 2013	22
Director Cash Compensation	22
Director Equity Compensation	23
Limited Director Perquisites and Personal Benefits	23
Stock Ownership Guidelines for Non-Employee Directors	23
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	23
TRANSACTIONS WITH RELATED PERSONS	24
Related Party Transactions Policy and Procedures	24
Certain Related-Person Transactions	24
EXECUTIVE COMPENSATION	25
Compensation Discussion and Analysis	25
Executive Summary	25
Key Objectives of Our Executive Compensation Program	29
Compensation-Setting Process	29
Elements of Compensation	31
2013 Compensation Decisions	33
Other Executive Compensation Policies and Practices	38
Summary Compensation Table for Fiscal 2013	40
Grants of Plan-Based Awards in Fiscal 2013	42
Employment Agreements	43
Outstanding Equity Awards at Fiscal 2013 Year-End	45
Option Exercises and Stock Vested in Fiscal 2013	48
Pension Benefits	48

	Page
Nonqualified Deferred Compensation for Fiscal 2013	48
Potential Payments Upon Termination or Change-In-Control	50
Securities Authorized for Issuance Under Equity Compensation Plans	53
PROPOSAL 2. RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	54
Selection of Independent Registered Public Accounting Firm	54
Fees Billed to Vail Resorts by PricewaterhouseCoopers LLP during Fiscal 2013 and Fiscal 2012	54
PROPOSAL 3. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION	55
STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING	56
HOUSEHOLDING OF PROXY MATERIALS	56
OTHER MATTERS	56

VAIL RESORTS, INC.

390 Interlocken Crescent
Broomfield, Colorado 80021

PROXY STATEMENT FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

We are providing these proxy materials in connection with the solicitation of proxies by the Board of Directors (the "Board") of Vail Resorts, Inc. (the "Company") to be voted at our annual meeting, which will take place on Friday, December 6, 2013 at 9:00 a.m., Mountain Standard Time, at the St. Julien Hotel, 900 Walnut Street, Boulder, Colorado 80302, and at any adjournment or postponement thereof. As a stockholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement.

In accordance with the rules and regulations of the SEC, instead of mailing a printed copy of our proxy materials to each stockholder of record or beneficial owner, we are furnishing proxy materials, which include our proxy statement and annual report, to our stockholders over the Internet. Because you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials, unless you have previously made a permanent election to receive these materials in hard copy or unless you request a printed copy as described below. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice of Internet Availability of Proxy Materials also instructs you as to how you may submit your proxy. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials.

It is anticipated that the Notice of Internet Availability of Proxy Materials will be mailed, and this proxy statement will be made available, to stockholders on or about October 25, 2013.

What is the difference between a stockholder of record and a "street name" holder?

If your shares are registered directly in your name with the Company's transfer agent, Wells Fargo Shareowner Services, then you are a stockholder of record.

If your shares are not held in your name, but rather are held through an intermediary, such as in an account at a brokerage firm or by a bank, trustee or other nominee, then you are the beneficial owner of shares held in "street name." However, as a beneficial owner, you have the right to direct your broker or other nominee regarding how to vote the shares held in your account.

Who is entitled to vote at or attend the annual meeting?

Holders of record of our common stock as of the close of business on October 10, 2013, which we refer to as the record date, are entitled to vote. On the record date we had 36,094,604 shares of common stock outstanding. Each share is entitled to one vote on each item being voted on at the annual meeting. You are entitled to attend the annual meeting only if you were a stockholder or joint holder as of the record date or you hold a valid proxy for the annual meeting.

If you are a stockholder of record:

As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote by proxy in advance of the annual meeting over the telephone or on the Internet as instructed in the Notice of Internet Availability of Proxy Materials to ensure your vote is counted.

If you are a street name holder:

As a street name holder, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other nominee and bring such proxy to the annual meeting. If you want to attend the annual meeting, but not vote at the annual meeting, you must provide proof of beneficial ownership as of the record date, such as your most recent account statement prior to October 10, 2013, a copy of the voting instruction card provided by your broker or other nominee, or other similar evidence of ownership. Whether or not you plan to attend the meeting, we urge you to vote by proxy in advance of the annual meeting over the telephone or on the Internet as instructed in the Notice of Internet Availability of Proxy Materials to ensure your vote is counted.

How do I vote my shares?

If you are a stockholder of record:

By Telephone or the Internet

Stockholders of record can vote their shares via telephone or the Internet as instructed in the Notice of Internet Availability of Proxy Materials. The telephone and Internet procedures are designed to authenticate a stockholder's identity, to allow stockholders to vote their shares and confirm that their instructions have been properly recorded.

The telephone and Internet voting facilities will close at 11:59 p.m., Eastern Standard Time, on December 5, 2013.

By Mail

Stockholders who elect to vote by mail should request a paper proxy card by telephone or Internet and should complete, sign and date their proxy cards and mail them in the pre-addressed envelopes that accompany the delivery of paper proxy cards. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted.

At the Meeting

Shares held in your name as the stockholder of record may be voted by you in person at the annual meeting.

If you are a street name holder:

By Telephone or the Internet

If your broker or other nominee provides for a means to submit your voting instructions by telephone or the Internet, you will be provided with directions on doing so by your broker or other nominee.

By Mail

Street name holders may vote by mail by requesting a paper voting instruction card according to the instructions contained in the materials received from your broker or other nominee.

At the Meeting

Shares held in street name may be voted by you in person at the annual meeting only if you obtain a valid proxy from the broker or other nominee that holds your shares giving you the right to vote the shares and bring such proxy to the annual meeting.

Can I change my vote?

If you are a stockholder of record, you may change your vote at any time prior to the vote at the annual meeting by:

- providing timely delivery of a later-dated proxy (including by telephone or Internet vote);
- providing timely written notice of revocation to our Secretary at 390 Interlocken Crescent, Broomfield, Colorado 80021; or
- attending the annual meeting and voting in person.

To be timely, later dated proxy cards and written notices if revocation is submitted by mail, must be received by the time of the annual meeting. In order to change your vote by telephone or Internet, you must do so before the telephone and Internet voting facilities close at 11:59 p.m., Eastern Standard Time, on December 5, 2013.

If you are a street name holder, you may change your vote by timely submitting new voting instructions to your broker or other nominee following the instructions they provided, or, if you have obtained a valid proxy from your broker or other nominee giving you the right to vote your shares, by attending the meeting and voting in person.

How many shares must be present or represented to conduct business at the annual meeting?

The quorum requirement for holding the annual meeting and transacting business is that holders of a majority of the issued and outstanding common stock that is entitled to vote must be present in person or represented by proxy. Both abstentions and broker non-votes described below are counted for the purpose of determining the presence of a quorum. If there is no quorum, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. For purposes of determining whether the stockholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore do not have any effect on the outcome of a matter to be voted on at the annual meeting that requires an affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the annual meeting. A "majority of votes cast" means the number of "FOR" votes exceeds the number of "AGAINST" votes.

What are the voting requirements?

Proposal 1—Election of Directors

In the election of directors named in this proxy statement, you may vote "FOR" one or more of the nominees or your vote may be "AGAINST" one or more of the nominees. Alternatively, you may vote "ABSTAIN" with respect to one or more nominees. You may not cumulate your votes for the election of directors. To be elected, each director nominee requires a majority of the votes cast for his or her election, which means that each director nominee must receive more votes cast "FOR" than "AGAINST" that director nominee. Abstentions are not treated as voting on this proposal. If stockholders do not elect a nominee who is already serving as a director, Delaware law provides that the director would continue to serve on the Board as a "holdover director," rather than causing a vacancy, until a successor is duly elected or until the director resigns. Under our Corporate Governance Guidelines and as permitted by our Bylaws, each director has submitted an advance, contingent resignation that the Board may accept if stockholders do not elect the director. In that situation, our Nominating & Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board will promptly publicly disclose its decision regarding the director's resignation.

Proposal 2—Ratification of Selection of PricewaterhouseCoopers LLP

In the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2014, you may vote "FOR," "AGAINST" or "ABSTAIN." This proposal requires the affirmative vote of a majority of those shares present in person or represented by proxy, entitled to vote, and actually voting on the proposal at the annual meeting. Abstentions are not treated as voting on this proposal.

Proposal 3—Advisory Vote to Approve Executive Compensation

In the advisory vote to approve executive compensation, you may vote "FOR," "AGAINST" or "ABSTAIN." This proposal requires the affirmative vote of a majority of those shares present in person or represented by proxy, entitled to vote, and actually voting on the proposal at the annual meeting. Abstentions are not treated as voting on this proposal. The vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board. However, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

What are "broker non-votes"?

If you hold shares in street name through a broker and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given by the beneficial owner. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are considered present for purpose of determining a quorum but are not considered entitled to vote or votes cast on that proposal. Thus, a broker non-vote will make a quorum more readily attainable, but, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

If your shares are held in street name and you do not instruct your broker on how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on "routine" matters. The proposal to ratify the selection of our independent registered public accounting firm for the current fiscal year (Proposal 2) is considered a routine matter. Under the rules of the New York Stock Exchange, or the NYSE, the election of directors (Proposal 1) and the advisory vote to approve executive compensation (Proposal 3) are not considered routine matters and, consequently, without your voting instructions, your broker cannot vote your uninstructed shares on these proposals.

Who will serve as inspector of elections?

The inspector of elections will be a representative from Broadridge Financial Solutions, Inc.

Who will bear the cost of soliciting votes for the annual meeting?

We will bear the cost of soliciting proxies. In addition to the original solicitation of proxies, proxies may be solicited personally, by telephone or other means of communication, by our directors and employees. Directors and employees will not be paid any additional compensation for soliciting proxies.

We may reimburse brokers holding common stock in their names or in the names of their nominees for their expenses in sending proxy material to the beneficial owners of such common stock.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

If you receive more than one Notice of Internet Availability of Proxy Materials, it means that you have multiple accounts at the transfer agent or with brokers or other nominees. Please vote all of your shares as described herein, or follow the instructions received from each broker or other nominee, to ensure that all of your shares are voted.

What if I submit a proxy but do not make specific choices?

If a proxy is voted by telephone or Internet, or is signed and returned by mail without choices specified, in the absence of contrary instructions, the shares of common stock represented by such proxy will be voted as recommended by the Board, and will be voted in the proxy holders' discretion as to other matters that may properly come before the annual meeting.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in a Form 8-K, which will be filed with the SEC following the annual meeting.

Annual Meeting Materials

The Notice of Internet Availability of Proxy Materials, Notice of Annual Meeting, this proxy statement and the annual report of the Company for the fiscal year ended July 31, 2013, or fiscal 2013, have been made available to all stockholders entitled to Notice of Internet Availability of Proxy Materials and entitled to vote at the annual meeting. The annual report is not incorporated into this proxy statement and is not considered proxy-soliciting material.

PROPOSAL 1. ELECTION OF DIRECTORS

At the annual meeting, eight directors are nominated for election to the Board to serve for the next year and until their respective successors are elected and qualified. The nominees are Messrs. Hernandez, Katz, Kincaid, Redmond, Sewell, Sorte and Vaughn and Ms. Schneider. Each of the nominees is currently a director of the Company and all nominees but Messrs. Sewell and Vaughn were previously elected by the stockholders. Mr. Sewell was appointed to the Board in January 2013 and Mr. Vaughn was appointed to the Board in June 2013 to fill existing vacancies and both are standing for election for the first time. In connection with their initial appointments, Messrs. Sewell and Vaughn were recommended as director nominees by the Nominating & Governance Committee.

The persons named as proxies in the accompanying proxy, who have been designated by the Board, intend to vote, unless otherwise instructed in such proxy, "FOR" the election of Messrs. Hernandez, Katz, Kincaid, Redmond, Sewell, Sorte and Vaughn and Ms. Schneider as directors. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee, if any, proposed by the Board. Each person nominated for election has agreed to serve if elected. Our Board has no reason to believe that any nominee will be unable to serve. The proxies solicited by this proxy statement may not be voted for more than eight nominees.

Information with Respect to Nominees

The Nominating & Governance Committee monitors the mix of skills, knowledge, perspective, leadership, age, experience and diversity among directors in order to assure that the Board has the ability to perform its oversight function effectively. The Nominating & Governance Committee has determined that the Board will be comprised of individuals who meet the highest possible personal and professional standards. Our director nominees should have broad experience in management, policy-making and/or finance, relevant industry knowledge, business creativity and vision. They should also be committed to enhancing stockholder value and should be able to dedicate sufficient time to effectively carry out their duties.

The Nominating & Governance Committee considers many factors when determining the eligibility of candidates for nomination as director. The committee does not have a formal diversity policy; however, in connection with the annual nomination process, the committee considers the diversity of candidates to ensure that the Board is comprised of individuals with a broad range of experiences and backgrounds who can contribute to the Board's overall effectiveness in carrying out its responsibilities. The committee assesses the effectiveness of its efforts at achieving a diverse Board when it annually evaluates the Board's composition.

The Nominating & Governance Committee considers the following specific characteristics in making its nominations for our Board: independence, wisdom, integrity, understanding and general acceptance of the Company's corporate philosophy, business or professional knowledge and experience that can bear on the Company's and the Board's challenges and deliberations, proven record of accomplishment with excellent organizations, inquiring mind, willingness to speak one's mind, ability to challenge and stimulate management, future orientation, willingness to commit time and energy, diversity, and international/global experience.

The following sets forth the name and age of each nominee, identifies whether the nominee is currently a member of the Board, lists all other positions and offices, if any, now held by him or her with the Company, and specifies his or her principal occupation during at least the last five years.

DIRECTOR NOMINEES

Roland A. Hernandez, 56, was appointed a director of the Company in December 2002 and was appointed Lead Director in March 2009. Mr. Hernandez is the founding principal and Chief Executive Officer of Hernandez Media Ventures, a privately held company engaged in the acquisition and management of media assets. He has served in this capacity since 2001. Mr. Hernandez served as Chairman of Telemundo Group, Inc., a Spanish-language television and entertainment company, from 1998 to 2000 and as President and Chief Executive Officer from 1995 to 2000. From 1986 to 1994, Mr. Hernandez was President of the corporate general partner of Interspan Communications. Mr. Hernandez serves on the Board of Directors of MGM Resorts International, Orient-Express Hotels Ltd. and US Bancorp, and previously served on the Board of Directors of Lehman Brothers Holdings, The Ryland Group, Inc., Sony Corporation and Wal-Mart Stores, Inc. He also serves on the Advisory Board of Harvard Law School and the President's Council on International Activities at Yale University. Mr. Hernandez brings to the Board extensive public company experience, including as a lead director in the travel and leisure sector and as a board member of several large public companies with a global presence and also brings significant business, finance and executive management experience.

Robert A. Katz, 46, was appointed a director of the Company in June 1996 and was appointed Chairman of the Board in March 2009. Mr. Katz also served as Lead Director from June 2003 until his appointment as Chief Executive Officer of the Company in February 2006. Prior to his appointment as the Company's Chief Executive Officer, Mr. Katz was associated with Apollo Management L.P., a private equity investment firm, since 1990. Mr. Katz serves on the Board of the Vail Valley Foundation. Mr. Katz, as the Company's Chief Executive Officer, provides the Board with unique insight and information regarding the Company's strategy, operations and business, and provides an essential link between management and the Board on management's business perspectives. Mr. Katz's involvement in all aspects of the Company's business and operations provides a perspective on operational and strategic proposals under consideration by the Board that other directors rely upon in reviewing and approving matters before the Board. Additionally, as a member of the Board since 1996, Mr. Katz is able to provide a unique historical perspective into the operations and vision for the Company.

Richard D. Kincaid, 51, was appointed a director of the Company in June 2006. Mr. Kincaid is the Founder and President of the BeCause Foundation, a nonprofit corporation that heightens awareness of complex social problems and promotes change through the power of film. Mr. Kincaid was the President, Chief Executive Officer and a trustee of Equity Office Properties Trust, an owner and manager of office buildings and, at the time, the largest U.S. real estate investment trust, until March 2007. He was named President of Equity Office Properties in November 2002 and Chief Executive Officer in April 2003. Mr. Kincaid joined Equity Office Properties as a Senior Vice President in 1996, was named Chief Financial Officer in 1997 and Executive Vice President and Chief Operating Officer in 2001. He previously served as Senior Vice President and Chief Financial Officer of Equity Office Holdings, L.L.C., a predecessor of Equity Office Properties, and was Senior Vice President of Equity Group Investments, Inc., a private investment company. Mr. Kincaid serves on the Board of Directors of Rayonier Inc., Strategic Hotels and Resorts, Inc. and Dividend Capital Diversified Property Fund, Inc. He also serves on the Board of Green Planet Bottling, Inc., Life for the World, Lotsa Helping Hands, Sage Botanic Media, LLC and Staff CU. Mr. Kincaid brings to the Board extensive public company board, real estate and executive management experience.

John T. Redmond, 55, was appointed a director of the Company in March 2008. Mr. Redmond is the Managing Director and Chief Executive Officer of Echo Entertainment Group Limited, a leading Australian entertainment and gaming company, a position he has held since January 2013, and previously served as a non-executive director since March 2012. Mr. Redmond was President and Chief Executive Officer of MGM Grand Resorts, LLC, a collection of resort-casino, residential living and retail developments, and a director of its parent company, MGM Mirage, from March 2001 to

August 2007. He served as Co-Chief Executive Officer and a director of MGM Grand, Inc. from December 1999 to March 2001. Mr. Redmond was President and Chief Operating Officer of Primm Valley Resorts from March 1999 to December 1999 and Senior Vice President of MGM Grand Development, Inc. from August 1996 to February 1999. Prior to 1996, Mr. Redmond was Senior Vice President and Chief Financial Officer of Caesars Palace and Sheraton Desert Inn, having served in various other senior operational and development positions with Caesars World, Inc. Mr. Redmond is a Trustee of the University of San Diego and previously served on the Board of Directors of Allegiant Travel Company and Tropicana Las Vegas Hotel and Casino, Inc. Mr. Redmond brings to the Board extensive public company board and executive management experience in the travel and leisure sector.

Hilary A. Schneider, 52, was appointed a director of the Company in March 2010. Ms. Schneider is the President of Lifelock, Inc., a leading provider of identity theft protection, identity risk assessment and fraud protection services, a position she has held since September 2012. From March 2010 to November 2010, Ms. Schneider served as Executive Vice President at Yahoo! Americas. She joined Yahoo! in September 2006 when she led the company's U.S. region, Global Partner Solutions and Local Markets and Commerce divisions. Prior to joining Yahoo!, Ms. Schneider held senior leadership roles at Knight Ridder, Inc., from April 2002 to January 2005, including Chief Executive Officer of Knight Ridder Digital before moving to co-manage the company's overall newspaper and online business. From 2000 to 2002, Ms. Schneider served as President and Chief Executive Officer of Red Herring Communications. She also held numerous roles at Times Mirror from 1990 through 2000, including President and Chief Executive Officer of Times Mirror Interactive and General Manager of the Baltimore Sun. Ms. Schneider serves on the Board of Directors of LogMeIn, Inc. She also serves as a senior advisor for TPG Capital, serves on the Board of RentPath, Inc. and Water.org and is a member of the Unilever Global Marketing Advisory Board. Ms. Schneider brings to the Board extensive executive management, web-based business and online marketing experience.

D. Bruce Sewell, 55, was appointed a director of the Company in January 2013. Mr. Sewell is Senior Vice President, General Counsel and Secretary of Apple Inc., overseeing all legal matters for Apple, including corporate governance, intellectual property, litigation and securities compliance, as well as government affairs. He joined Apple in September 2009. Prior to joining Apple, Mr. Sewell served as Senior Vice President, General Counsel of Intel Corporation from 2005 to 2009. He also served as Intel's Vice President, General Counsel from 2004 to 2005 and Vice President of Legal and Government Affairs, Deputy General Counsel from 2001 to 2004. Prior to joining Intel in 1995 as a senior attorney, Mr. Sewell was a partner in the law firm of Brown and Bain PC. Mr. Sewell brings to the Board extensive executive management and broad global public company legal experience, including serving as a board adviser on strategic, operational and legal matters.

John F. Sorte, 66, was appointed a director of the Company in January 1993. Mr. Sorte is Executive Chairman of Morgan Joseph TriArtisan LLC, an investment and merchant bank engaged in providing financial advice, capital raising and private equity investing. Mr. Sorte is also a director of Morgan Joseph TriArtisan Group Inc., the parent company of Morgan Joseph TriArtisan LLC. Prior to co-founding Morgan Joseph in 2001, he was President of New Street Advisors LP. He previously held various positions at Drexel Burnham Lambert, including Head of the Energy Group, Co-head of Investment Banking and Chief Executive Officer, and started his career as an investment banker at Shearson Hammill. Mr. Sorte also serves on the Board of Shorts International Ltd. Mr. Sorte brings to the Board extensive executive management, finance and investment banking experience.

Peter A. Vaughn, 49, was appointed a director of the Company in June 2013. Mr. Vaughn is Senior Vice President of International Consumer Products and Marketing of American Express, providing strategic marketing leadership for the company's consumer card-issuing businesses in over 160 countries worldwide, with a focus on product line strategy, benefit sourcing and management, product innovation, brand management, communications and advertising. Previously, he held several senior marketing roles within American Express, including, serving as Chief Marketing Officer of Global Network Services from 2011 to 2013, Senior Vice President of Global Brand Management from 2005 to 2011, Vice President of Marketing for the Travelers Cheque and Prepaid Services Group from 2002 to 2004, Vice President and General Manager of Lending for the Small Business Division in 2001 and Vice President of Acquisition and Advertising for Small Business Services from 1999 to 2001. From 1994 to 1999, he held several positions overseas in the Consumer Services Group of American Express, including Vice President of International Product Development, European Head of Revolving Credit and Lending and Senior Director of European Product Development. Mr. Vaughn joined American Express in 1992, acting as Director of Marketing for the Consumer Financial Services Group. Mr. Vaughn brings to the Board extensive executive management and global marketing experience with a focus on brand marketing and customer loyalty.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

MANAGEMENT

The Company's executive officers, as well as additional information with respect to such persons, are set forth in the table below:

Name	Position
Robert A. Katz	Chairman and Chief Executive Officer
Blaise T. Carrig	President—Mountain Division
Fiona E. Arnold	Executive Vice President, General Counsel and Secretary
Michael Z. Barkin	Executive Vice President and Chief Financial Officer
Kirsten A. Lynch	Executive Vice President and Chief Marketing Officer

For biographical information about Mr. Katz, see "Director Nominees" above.

Blaise T. Carrig, 62, was appointed President—Mountain Division in June 2012. Mr. Carrig previously served as Co-President from June 2011 to June 2012, as Co-President—Mountain Division from April 2010 to June 2011, as Executive Vice President—Mountain Division and Chief Operating Officer of Heavenly Mountain Resort from January 2008 to April 2010 and as Senior Vice President and Chief Operating Officer of Heavenly Mountain Resort from September 2002 to January 2008. From 1997 to 2002, Mr. Carrig was the President and Managing Director for The Canyons in Park City, Utah. Prior to 1997, he served as the Managing Director of Sugarbush Resort in Warren, Vermont, where he had been since 1976 in a variety of positions from Ski Patrol to President. Mr. Carrig has been active in the ski industry, having served on the boards of the Vermont Ski Area Association, Ski Utah and the California Ski Industry Association. He currently serves on the Executive Board of the National Ski Areas Association, as well as the Board of Directors of the National Forest Foundation and the Tahoe Baikal Institute, an international environmental organization. He also serves on the Nevada Commission on Tourism.

Fiona E. Arnold, 46, was appointed Executive Vice President and General Counsel in June 2011. Ms. Arnold previously served as Senior Vice President and General Counsel from June 2007 to June 2011 and as Vice President and Deputy General Counsel from September 2006 to June 2007. She was appointed Secretary of the Company in September 2007. From 2003 to 2006, Ms. Arnold served as Associate General Counsel for Western Gas Resources, Inc. in Denver, Colorado and from 2001 to 2003 she served as Vice President of Legal and Business Affairs and Assistant General Counsel for Crown Media Holdings, Inc., also in Denver. Prior to that position, Ms. Arnold was an associate at Jones Day in the Dallas, Texas office where she practiced securities and transactional law. She began her legal career in Australia in 1993. Ms. Arnold serves on the Board of Directors for the Denver Metro Chamber of Commerce. As previously announced, Ms. Arnold has announced her resignation from the Company effective upon the appointment of her successor.

Michael Z. Barkin, 35, was appointed Executive Vice President and Chief Financial Officer in April 2013. Mr. Barkin previously served as Vice President of Strategy and Development since July 2012. Prior to joining the Company, he was a principal at KRG Capital Partners, where he was a member of the investment team since 2006. At KRG, Mr. Barkin was responsible for managing new acquisitions and had portfolio company oversight across multiple sectors. Prior to KRG, he worked at Bain Capital Partners and Bain & Company. Mr. Barkin serves on the Board of Trustees of STRIVE Preparatory Charter School.

Kirsten A. Lynch, 45, was appointed Executive Vice President and Chief Marketing Officer in July 2011. Prior to joining the Company, Ms. Lynch was with PepsiCo, where she was Chief Marketing Officer of Quaker Foods and Snacks Division from 2009 to 2011, leading the brand marketing, consumer insights and shopper marketing organization. From 2007 to 2009, she was Vice President of Marketing for Kraft Foods' Cheese and Dairy Business Unit. Ms. Lynch had worked for Kraft Foods since1996, holding various marketing positions for the company's product divisions, including Senior Marketing Director of Kraft Mac & Cheese and Family Dinners, and Senior Brand Manager and Brand Manager for product lines such as salad dressings, barbecue, DiGiorno Pasta & Sauce and Miracle Whip.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

Set forth in the following table is the beneficial ownership of common stock at the close of business on September 30, 2013 for all directors, nominees, the named executive officers listed in the Summary Compensation Table, and, as a group, such persons and all other executive officers as of such date.

Name of Beneficial Owner	Common Stock Beneficially Owned	
	Shares	Percent of Class[1]
Roland A. Hernandez	15,755	*
Richard D. Kincaid	25,760[2]	*
John T. Redmond	16,140[3]	*
Hilary A. Schneider	9,509	*
D. Bruce Sewell	—	—
John F. Sorte	56,971	*
Peter A. Vaughn	—	—
Robert A. Katz	966,276[4]	2.6%
Michael Z. Barkin	1,294[5]	*
Blaise T. Carrig	66,298[6]	*
Fiona E. Arnold	32,179[7]	*
Mark L. Schoppet	55,766[8]	*
Jeffrey W. Jones	—	—
Directors, nominees and executive officers as a group (14 Persons)	1,254,332[9]	3.4%

* Less than 1.0%.

(1) Applicable percentages are based on 36,068,282 shares outstanding on September 30, 2013, adjusted as required by rules promulgated by the SEC. Unless indicated by footnote, the address for each listed director and executive officer is c/o Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, CO 80021. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the person named in the table report having sole voting and investment power with respect to all shares of common stock known as beneficially owned by them.

The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the restricted share units, or RSUs, and common stock underlying share appreciation rights, or SARs, and stock options held by that person that are currently exercisable or are exercisable within 60 days of September 30, 2013, but excludes RSUs and our common stock underlying SARs or stock options held by any other person.

(2) Includes 226 shares of common stock underlying 296 SARs (assuming a fair market value of $69.38, the closing price of our common stock on September 30, 2013).

(3) Includes 226 shares of common stock underlying 296 SARs (assuming a fair market value of $69.38, the closing price of our common stock on September 30, 2013).

(4) Includes 20,000 shares of common stock underlying 20,000 stock options and 786,229 shares of common stock underlying 1,496,346 SARs (assuming a fair market value of $69.38, the closing price of our common stock on September 30, 2013).

(5) Includes 716 shares of common stock underlying 3,117 SARs (assuming a fair market value of $69.38, the closing price of our common stock on September 30, 2013).

(6) Includes 17,500 shares of common stock underlying 17,500 stock options and 30,887 shares of common stock underlying 69,167 SARs (assuming a fair market value of $69.38, the closing price of our common stock on September 30, 2013).

(7) Includes 20,672 shares of common stock underlying 53,091 SARs (assuming a fair market value of $69.38, the closing price of our common stock on September 30, 2013).

(8) Includes 20,000 shares of common stock underlying 20,000 stock options and 27,300 shares of common stock underlying 64,390 SARs (assuming a fair market value of $69.38, the closing price of our common stock on September 30, 2013).

(9) Includes 57,500 shares of common stock underlying 57,500 stock options and 873,305 shares of common stock underlying 1,705,802 SARs (assuming a fair market value of $69.38, the closing price of our common stock on September 30, 2013).

INFORMATION AS TO CERTAIN STOCKHOLDERS

Set forth below is certain information with respect to the only persons known to the Company to be the beneficial owners of more than five percent of the Company's voting securities at the close of business on September 30, 2013.

	Common Stock Beneficially Owned	
Name of Beneficial Owner	**Shares**	**Percent of Class[(1)]**
Ronald Baron/Baron Capital Group, Inc.	5,321,167[(2)]	14.8%
Southeastern Asset Management, Inc.	3,574,558[(3)]	9.9%
T. Rowe Price Associates, Inc	3,056,860[(4)]	8.5%
Marcato Capital Management LLC	2,547,825[(5)]	7.1%
Piper Jaffray Companies	2,538,302[(6)]	7.0%
Goldman Sachs Asset Management, L.P.	2,018,095[(7)]	5.6%
The Vanguard Group Inc.	1,968,314[(8)]	5.5%
Columbia Wanger Asset Management, LLC	1,899,500[(9)]	5.3%
BlackRock, Inc.	1,863,785[(10)]	5.2%

(1) Applicable percentages are based on 36,068,282 shares outstanding on September 30, 2013.

(2) As reported by Baron Capital Group, Inc. ("BCG"), BAMCO, Inc. ("BAMCO"), Baron Capital Management, Inc. ("BCM"), Baron Growth Fund ("BGF") and Ronald Baron on a joint Schedule 13G/A filed with the SEC on February 14, 2013. BAMCO and BCM are subsidiaries of BCG. BGF is an advisory client of BAMCO. Ronald Baron owns a controlling interest in BCG. The address for the holders is 767 Fifth Avenue, 49th Floor, New York, NY 10153.

(3) As reported by Southeastern Asset Management, Inc., Longleaf Partners Small-Cap Fund and O. Mason Hawkins on a joint Schedule 13G/A filed with the SEC on February 14, 2013. The address for the holders is 6410 Poplar Ave., Suite 900, Memphis, TN 38119.

(4) As reported by T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc. on a joint Schedule 13G/A filed with the SEC on February 7, 2013. T. Rowe Price Associates, Inc. disclaims beneficial ownership of these shares. The address for the holders is 100 E. Pratt Street, Baltimore, MD 21202.

(5) As represented to the Company by Marcato Capital Management LLC ("Marcato") in a stockholder questionnaire on October 17, 2013. The shares are held in the accounts of certain private investment funds (collectively, the "Funds") and may be deemed to be beneficially owned by (i) Marcato, the investment manager and general partner, as applicable, of the Funds and (ii) Richard McGuire, the managing member of Marcato. Each of Marcato and Mr. McGuire disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. The address for the holder is One Montgomery Street, Suite 3250, San Francisco, CA 94104.

(6) As reported by Piper Jaffray Companies and Advisory Research, Inc. on a joint Schedule 13G/A filed with the SEC on February 14, 2013. The shares reported as beneficially owned by Piper Jaffray Companies are held through Advisory Research, Inc., a wholly owned subsidiary. Piper Jaffray Companies disclaims beneficial ownership of the shares held by Advisory Research, Inc. The address for Piper Jaffray Companies is 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402. The address for Advisory Research, Inc. is 180 N. Stetson Street, Suite 5500, Chicago, IL 60601.

(7) As reported by Goldman Sachs Asset Management, L.P. together with GS Investment Strategies, LLC on a joint Schedule 13G filed with the SEC on February 14, 2013. The holders disclaim beneficial ownership of the shares beneficially owned by (i) any client accounts with respect to which the holders or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the holders act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the holders. The address for the holders is 200 West Street, New York, NY 10282.

(8) As reported by The Vanguard Group on a Schedule 13G filed with the SEC on February 12, 2013. The address for the holder is 100 Vanguard Blvd., Malvern, PA 19355.

(9) As reported by Columbia Wanger Asset Management, LLC on a Schedule 13G filed with the SEC on February 14, 2013. As the investment advisor of various unregistered and registered investment companies and managed accounts, the holder may be deemed to beneficially own the shares, however, the holder expressly disclaims beneficial ownership. The address for the holder is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(10) As reported by BlackRock, Inc. on Schedule 13G/A filed with the SEC on February 11, 2013. The address for the holder is 40 East 52nd Street, New York, NY 10022.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company's Board acts as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the Company's stockholders. The Board selects, advises and oversees our management, who are responsible for the day-to-day operations and administration of the Company. The Board has adopted Corporate Governance Guidelines which, along with the charters of each of the committees of the Board and the Company's Code of Ethics and Business Conduct, which we refer to as the Code of Ethics, provide the framework for the governance of the Company. A complete copy of the Company's Corporate Governance Guidelines, the charters of the Board committees and the Code of Ethics for directors, officers and employees may be found in the "investor relations" section of the Company's website under "corporate governance" at *www.vailresorts.com.* Copies of these materials are available in print, without charge upon written request to: Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, CO 80021.

Board Leadership and Lead Independent Director

Currently, the positions of Chairman of the Board and Chief Executive Officer of the Company are held by the same person, Mr. Katz. When the Chairman of the Board is a non-independent director, the independent directors elect an independent director to serve in a lead capacity. Mr. Katz serves as Chairman of the Board and Mr. Hernandez serves as our Lead Independent Director, or Lead Director. The Board has adopted a Charter of the Lead Independent Director, which is available as Appendix A to the Corporate Governance Guidelines, which are available in the "investor relations" section of the Company's website under "corporate governance" at *www.vailresorts.com*. The Lead Director coordinates the activities of the other non-management directors and performs such other duties and responsibilities as the Board may determine. The specific duties of the Lead Director include:

- presiding over meetings of the Board at which the Chairman is not present, including executive sessions of independent directors;
- having the authority to call meetings of the independent directors;
- serving as the presiding director for purposes of all rights and duties assigned to the presiding director under the Company's Bylaws, including the right to call special meetings of the Board;
- serving as principal liaison on Board-wide issues between the independent directors and the Chairman;
- reviewing information sent to the Board and communicating with management if there needs to be additional materials or analyses provided to directors;
- approving meeting agendas and meeting schedules for the Board, to assure that there is sufficient time for discussion of all agenda items;
- serving as the point of contact for communications from stockholders or other interested parties directed to the Lead Director or the non-management directors or Board as a group;
- ensuring that he is available for consultation and direct communication, if requested by major stockholders; and
- serving on the Executive Committee of the Board.

The Board believes that a single leader serving as Chairman and Chief Executive Officer, together with an experienced and engaged Lead Director, is the most appropriate leadership structure for the Board at this time. The Board believes that this approach is best because the Chief Executive Officer is the individual with primary responsibility for implementing the Company's strategy as approved by the Board and directing the work of other executive officers. This structure results in a single leader being directly accountable to the Board and, through the Board, to stockholders, and enables the Chief Executive Officer to act as the key link between the Board and other members of management.

Meetings of the Board

The Board held a total of eight meetings during fiscal 2013. Each director attended at least 75% of the aggregate of all meetings of the Board and the standing committees of the Board on which he or she served. In accordance with our Corporate Governance Guidelines, directors are invited and encouraged to attend our annual meetings of stockholders. Six of our then serving directors attended our 2012 annual meeting of stockholders.

Executive Sessions

The non-management directors' practice is to meet in executive session following the conclusion of each regularly scheduled quarterly Board meeting to discuss such matters as they deem appropriate and, at least once a year, to review the Compensation Committee's annual review of the Chief

Executive Officer. These executive sessions are chaired by the Lead Director. Interested parties, including our stockholders, may communicate with the Lead Director and the non-management directors by following the procedures under the heading "Communications with the Board" below.

DIRECTOR NOMINATIONS

The Nominating & Governance Committee considers and recommends candidates for election to the Board. The committee also considers candidates for election to the Board, if any, that are submitted by stockholders. Each member of the committee participates in the review and discussion of director candidates. In addition, members of the Board who are not on the committee may meet with and evaluate the suitability of candidates. In making its selections of candidates to recommend for election, the committee seeks persons who have achieved prominence in their field and who possess significant experience in areas of importance to the Company. The minimum qualifications that the Nominating & Governance Committee believes must be met for a candidate to be nominated include independence, wisdom, integrity, understanding and general acceptance of the Company's corporate philosophy, business or professional knowledge and experience that can bear on the Company's and the Board's challenges and deliberations, proven record of accomplishment with excellent organizations, inquiring mind, willingness to speak one's mind, ability to challenge and stimulate management, future orientation, willingness to commit time and energy, diversity, and international/global experience.

Stockholders who wish to submit candidates for consideration by the Nominating & Governance Committee for election at an annual or special meeting of stockholders should follow the procedure described in our Bylaws. The Nominating & Governance Committee applies the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of the Board. The Nominating & Governance Committee recommended the nominees for election at this year's annual meeting, all of whom are currently serving as directors.

DETERMINATIONS REGARDING INDEPENDENCE

Under the Company's Corporate Governance Guidelines, a majority of the Board must be comprised of directors who are independent, as determined based on the independence standards of the NYSE's Listed Company Manual. In accordance with our Corporate Governance Guidelines and the NYSE's listing standards, the Board has adopted categorical standards of director independence to assist it in making determinations of independence of Board members. These categorical standards of director independence are available in the "investor relations" section of the Company's website under "corporate governance" at *www.vailresorts.com*. The Board has affirmatively determined that each of the nominees, other than Mr. Katz, is "independent" under the NYSE's listing standards and the categorical standards of director independence adopted by the Board.

COMMUNICATIONS WITH THE BOARD

The Company's Board has adopted a formal process by which interested parties, including our stockholders, may communicate with the Board or the non-management directors. This information is available in the "investor relations" section of the Company's website under "corporate governance" at *www.vailresorts.com*.

CODE OF ETHICS AND BUSINESS CONDUCT

The Company has adopted a Code of Ethics that applies to all directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Ethics is available in the "investor relations" section of the Company's website under "corporate governance" at *www.vailresorts.com*, or in print, without charge, to any stockholder who sends a request to: Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, CO 80021. The Company will also post on its website any amendment to the Code of Ethics and any waiver granted to any of its directors or executive officers.

Risk Management

The Company's Board believes that oversight of the Company's overall risk management program is the responsibility of the entire Board. We view risk management as an important part of the Company's overall strategic planning process. The Board has delegated the regular oversight of the elements of the risk management program to the Audit Committee and the Board receives updates on individual areas of risk from the Audit Committee. The Board schedules a risk management review agenda item for regular Board meetings on a periodic basis and additionally as needed, during which the Audit Committee reports to and informs the Board of its risk management oversight activities. Senior management reports directly to the Audit Committee at each scheduled Audit Committee meeting and additionally as needed on the status of the Company's day-to-day risk management program. The Audit Committee has established an internal audit function to provide management and the Board with ongoing assessments of the Company's risk management processes and systems of internal control. In addition, as part of its responsibilities, the Audit Committee inquires of management and our independent auditors about the Company's processes for identifying and assessing such risks and exposures and the steps management has taken to minimize such risks and exposures to the Company. The Audit Committee also reviews the Company's guidelines and policies that govern the processes for identifying and assessing significant risks or exposures and for formulating and implementing steps to minimize such risks and exposures to the Company.

Compensation Risk Assessment

Our Compensation Committee, with the assistance of our independent compensation consultant, reviewed the material compensation policies and practices for all employees, including executive officers. The Compensation Committee considered whether the compensation program encouraged excessive risk taking by employees at the expense of long-term Company value. Based upon its assessment, the Compensation Committee believes that the Company's compensation program, which includes a mix of annual and long-term incentives, cash and equity awards and retention incentives, does not present risks that are reasonably likely to have a material adverse effect on the Company.

Committees of the Board

The Board has an Audit Committee, a Compensation Committee, an Executive Committee and a Nominating & Governance Committee. The charters for all of these committees, which have been approved by the Board, are available in the "investor relations" section of the Company's website under "corporate governance" at *www.vailresorts.com*, or in print, without charge, to any stockholder who sends a request to: Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, CO 80021. Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

The Audit Committee

The Audit Committee is primarily concerned with the effectiveness of the Company's independent registered public accounting firm, accounting policies and practices, financial reporting and internal controls. The Audit Committee acts pursuant to its charter, and is authorized and directed, among other things, to: (1) appoint, retain, compensate, evaluate and terminate, as appropriate, the Company's independent registered public accounting firm; (2) approve all audit engagement fees and terms, as well as all permissible non-audit service engagements with the independent registered public accounting firm; (3) discuss with management and the independent registered public accounting firm and meet to review the Company's annual audited financial statements and quarterly financial statements, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's annual and quarterly reports filed with the SEC; (4) review reports by the independent registered public accounting firm describing its internal quality control procedures and all relationships between the Company, or individuals in financial reporting oversight roles at the Company, and the independent registered public accounting firm; (5) establish procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; (6) monitor the rotation of partners of the independent auditors on the Company's audit engagement team as required by law; (7) review and approve or reject transactions between the Company and any related persons in accordance with the Company's Related Party Transactions Policy; (8) confer with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; (9) oversee management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and regulations and the Company's Code of Ethics; (10) annually prepare a report as required by the SEC to be included in the Company's annual proxy statement; and (11) discuss policies with respect to risk assessment and risk management.

The members of the Audit Committee are Mr. Sewell, Chairman, and Messrs. Hernandez, Redmond and Sorte. Mr. Sorte served as Chairman of the Audit Committee from November 29, 2012 to October 1, 2013, when he was succeeded by Mr. Sewell. Mr. Hyde, whose term as a director ended on November 29, 2012, served on the Audit Committee as Chairman until his term ended. The Board has determined that Messrs. Hernandez and Redmond are each an "audit committee financial expert" as defined in the SEC's rules and regulations adopted pursuant to the Exchange Act and that all of the members of the Audit Committee are "independent" as defined by the NYSE's listing standards and the rules of the SEC applicable to audit committee members. The Audit Committee held four meetings during fiscal 2013.

AUDIT COMMITTEE REPORT*

Management is responsible for the Company's accounting practices, internal control over financial reporting, the financial reporting process and preparation of the consolidated financial statements. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board, or the PCAOB. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the committee has met and held discussions with management and the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements for the fiscal year ended July 31, 2013 were prepared in accordance with generally accepted accounting principles. The Audit Committee reviewed and discussed the consolidated financial statements with management and the Company's independent registered public accounting firm, including a discussion of the quality of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and management's assessment of the effectiveness of the Company's internal control over financial reporting. The Audit Committee further discussed with the Company's independent registered public accounting firm the matters required to be discussed under the rules adopted by the PCAOB, as well as the Company's independent registered public accounting firm's opinion on the effectiveness of the Company's internal control over financial reporting.

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* In accordance with the rules and regulations of the SEC, the material in the above report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, under the Exchange Act, or to the liabilities of Section 18 of the Exchange Act and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Act, notwithstanding any general incorporation of this proxy statement into any other document filed with the SEC.

The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent accountants' communications with the audit committee concerning independence, and the Audit Committee discussed with the Company's independent registered public accounting firm, and were satisfied with, that firm's independence from the Company and its management. The Audit Committee has also considered whether the Company's independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditors' independence.

The Audit Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the Company's independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting. Additionally, the Audit Committee meets with the internal auditor, with and without management present, to discuss the results of their examination and evaluation of the Company's internal control over financial reporting. The Audit Committee has also reviewed and discussed Company policies with respect to risk assessment and risk management.

Based upon the Audit Committee's discussion with management and the Company's independent registered public accounting firm, the Audit Committee recommended to the Board that the Company's audited financial statements as of and for the fiscal year ended July 31, 2013 be included in the Company's annual report on Form 10-K for the year ended July 31, 2013 for filing with the SEC on September 27, 2013.

Audit Committee
John F. Sorte, Chairman
Roland A. Hernandez
John T. Redmond
D. Bruce Sewell**

**On October 1, 2013, Mr. Sewell succeeded Mr. Sorte as Chairman of the Audit Committee. Mr. Sorte remains a member of the Audit Committee.

The Compensation Committee

The Compensation Committee acts pursuant to its charter and is authorized and directed, among other things, to: (1) review and approve corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluate the Chief Executive Officer's performance in light of those goals and objectives (including the Chief Executive Officer's performance in fostering a culture of ethics and integrity), and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the Chief Executive Officer's compensation level based on this evaluation; (2) review the performance of and the individual elements of total compensation for the executive officers of the Company, including any amendments to such executive's employment agreement, any proposed severance arrangements or change in control and similar agreements/provisions, and any amendments, supplements or waivers to the foregoing agreements; (3) oversee the Company's overall compensation structure, policies and programs for executive officers and employees, including assessing the incentives and risks arising from or related to the Company's compensation programs and plans, and assessing whether the incentives and risks are appropriate; (4) review and approve the Company's incentive compensation and equity-based plans and approve changes to such plans, in each case subject, where appropriate, to stockholder or Board approval, and review and approve issuances of equity securities to employees of the Company; (5) review and recommend to the Board annual retainer and meeting fees for non-employee members of the Board and committees of the Board, fix the terms and awards of stock compensation for such members of the Board and determine the terms, if any, upon which such fees may be deferred; (6) produce a compensation committee report on executive officer compensation as required by the SEC, after the committee reviews and discusses with management the Company's Compensation Discussion and Analysis, or CD&A, and consider whether to recommend that it be included in the Company's proxy statement or annual report on Form 10-K filed with the SEC; and (7) consider and recommend to the Board the frequency of the Company's advisory vote on executive compensation.

The members of the Compensation Committee are Mr. Sorte, Chairman, Mr. Kincaid and Ms. Schneider. Mr. Vaughn has been appointed to serve as an additional member of the Compensation Committee effective November 1, 2013. The Board has determined that all members of the Compensation Committee are "independent" as defined by the NYSE's listing standards. Also, the Compensation Committee consists of "non-employee directors," within the meaning of Rule 16b-3 promulgated under the Exchange Act and "outside directors," within the meaning of regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The Compensation Committee held two meetings during fiscal 2013.

Compensation Committee Processes and Procedures

The Compensation Committee meets as often as necessary to carry out its responsibilities. The agenda for each meeting is usually developed by the Chairman of the Compensation Committee, in consultation with the Chief Executive Officer. The Chief Executive Officer does not participate in and is not present during any deliberations or determinations of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee sole authority, at the expense of the Company, to retain or to obtain advice from a compensation consultant, legal counsel or other adviser to assist in the execution of the Compensation Committee's responsibilities. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any consultant or adviser retained and has authority to approve the fees and other retention terms. Our Compensation Committee expects that it will seek advice from independent compensation consultants as it deems necessary on a periodic basis, but not necessarily annually, in order to determine that the Company's compensation programs remain appropriate and consistent with industry practices. Prior to the retention of any compensation consultant, legal counsel or any other external adviser, the Compensation Committee will assess the independence of such adviser from management, taking into consideration all factors relevant to such adviser's independence, including factors specified in the NYSE listing standards.

During fiscal 2013, the Compensation Committee engaged Hewitt Associates LLC ("Hewitt"), an Aon Hewitt company, as its independent compensation consultant for certain executive compensation matters. Hewitt was retained by the Compensation Committee to review the Company's executive compensation programs, including an analysis of both the competitive market and the design of the programs. As part of its reports to the Compensation Committee, Hewitt evaluated our selected peer companies, and provided competitive compensation data and analysis relating to the compensation of our Chief Executive Officer and our other executives and senior officers. Hewitt also assisted the Compensation Committee with the risk assessment of our compensation programs.

In fiscal 2013, Hewitt was paid $103,219 for these executive compensation consulting services provided to the Compensation Committee. As referred to above, Hewitt is owned by Aon Hewitt Corporation ("Aon Hewitt"), a multi-national, multi-services insurance and consulting firm. During fiscal 2013, Aon Hewitt and its affiliates provided general health and benefits consulting, actuarial consulting services and other human resource related services to the Company. In addition, an affiliate of Aon Hewitt, Aon Risk Insurance Services West, Inc., provided insurance brokerage services to the

Company. The decision to engage Aon Hewitt and its affiliates for these additional services was made by management as part of the Company's existing relationship with Aon Hewitt concerning these services, and was not approved, or required to be approved, by the Compensation Committee. Fees for the foregoing additional services in fiscal 2013 were $959,440. The individuals at Hewitt that advise the Compensation Committee on executive compensation matters have no involvement in the other services provided to the Company by Aon Hewitt and its affiliates, and the individuals at Hewitt advising the Compensation Committee report directly to, and are overseen by, the Compensation Committee. These individuals have no other relationship with the Company or management. The Compensation Committee has evaluated the independence of Hewitt and concluded that the work of Aon Hewitt and its affiliates presents no conflict of interest.

Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate, and the Chief Executive Officer has been granted authority to grant certain equity based awards for hiring incentive grants or to promoted non-executive employees. The purpose of this delegation of authority is to enhance the flexibility of equity administration within the Company and to facilitate the timely grant of equity awards to new or recently promoted non-executive employees within specified limits approved by the Compensation Committee. The Chief Executive Officer's authority to make new hire incentive grants is limited by the restrictions established by the Compensation Committee.

Historically, the Compensation Committee has made adjustments to annual compensation, determined annual cash and equity awards, and established new performance objectives at one or more meetings held during the first quarter of the fiscal year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, at various times as needed throughout the year. Generally, the Compensation Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the fiscal year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the committee by the Chief Executive Officer. The Compensation Committee makes all final determinations regarding these awards, and none of our executive officers, including the Chief Executive Officer, are involved in the determination of their own compensation. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation as well as awards to be granted. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

The specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2013 are described in greater detail in the CD&A section of this proxy statement, as well as the narrative disclosure that accompanies the Summary Compensation Table and related tables in the Executive Compensation section of this proxy statement.

Compensation Committee Interlocks and Insider Participation

During fiscal 2013, no Compensation Committee interlocks existed between the Company and any other entity, meaning none of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board or Compensation Committee. No member of our Compensation Committee has ever been an executive officer or employee of ours.

COMPENSATION COMMITTEE REPORT*

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into our annual report on Form 10-K for the fiscal year ended July 31, 2013.

Compensation Committee
John F. Sorte, Chairman
Richard D. Kincaid
Hilary A. Schneider

The Executive Committee

The Executive Committee has all powers and rights necessary to exercise the full authority of the Board during the intervals between meetings of the Board in the management of the business and affairs of the Company, subject to certain limitations set forth in the charter of the Executive Committee. The members of the Executive Committee are Messrs. Katz, Hernandez and Sorte. The Executive Committee held numerous discussions and one meeting during fiscal 2013.

The Nominating & Governance Committee

The Nominating & Governance Committee acts pursuant to its charter and is authorized and directed to: (1) review the overall composition of the Board; (2) actively seek individuals qualified to become Board members for recommendation to the Board; (3) identify and recommend to the Board director nominees for the next annual meeting of stockholders and members of the Board to serve on the various committees of the Board; (4) oversee the evaluation of the performance of the Board and oversee the annual self-evaluation process of the Board and each committee; (5) review and reassess the adequacy of the Corporate Governance Guidelines of the Company and recommend any proposed changes to the Board for approval; (6) review and present to the Board individual director candidates recommended for the committee's consideration by stockholders and stockholder nominations for director that are made in writing to the Secretary of the Company in compliance with the Company's Bylaws; and (7) review and present to the Board stockholder proposals. The Nominating & Governance Committee also has the authority to retain and terminate any search firm to be used to identify candidates and to approve the search firm's fees and other retention terms.

The members of the Nominating & Governance Committee are Mr. Hernandez, Chairman, and Messrs. Kincaid and Sorte. Mr. Kincaid was appointed to the Nominating & Governance Committee on November 29, 2012. Mr. Hyde, whose term as a director ended on November 29, 2012, served on the Nominating & Governance Committee until October 22, 2012. The Board has determined that all members of the Nominating & Governance Committee are "independent" as defined by the NYSE's listing standards. The Nominating & Governance Committee held fourteen meetings during fiscal 2013.

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* In accordance with the rules and regulations of the SEC, the material in the above report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, under the Exchange Act, or to the liabilities of Section 18 of the Exchange Act and shall not be deemed to be incorporated by reference into any filing under the Securities Act, notwithstanding any general incorporation of this proxy statement into any other document filed with the SEC.

DIRECTOR COMPENSATION

DIRECTOR COMPENSATION FOR FISCAL 2013

The following table provides information concerning the compensation of our non-employee directors in fiscal 2013:

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Roland A. Hernandez[5]	143,000	136,550	1,115	280,665
Thomas D. Hyde[6]	34,832	136,550	874	172,256
Richard D. Kincaid[7]	77,448	136,550	1,583	215,581
John T. Redmond[8]	86,000	136,550	—	222,550
Hilary A. Schneider[9]	66,000	136,550	—	202,550
D. Bruce Sewell[10]	38,000	—	—	38,000
John F. Sorte[11]	128,742	136,550	699	265,991
Peter A. Vaughn[12]	7,692	—	—	7,692

(1) Robert A. Katz is also a named executive officer and his compensation as Chief Executive Officer is included in the Summary Compensation Table in the "Executive Compensation" section of this proxy statement. Mr. Katz does not receive any additional compensation for his service on the Board.

(2) Consists of non-employee director annual retainers and meeting fees, and, if applicable, lead director fees, committee chair fees, and committee member and meeting fees. Fees paid to each director in fiscal 2013 were as follows:

				Committees							
		Board of Directors		Audit		Compensation		Nominating & Governance		Executive	
Name	Fiscal Year	Board Service ($)	Meeting Attendance ($)	Committee Service ($)	Meeting Attendance ($)	Committee Service ($)	Meeting Attendance ($)	Committee Service ($)	Meeting Attendance ($)	Meeting Attendance ($)	Total ($)
Roland A. Hernandez	2013	60,000	28,000	15,000	8,000	—	—	10,000	21,000	1,000	143,000
Thomas D. Hyde	2013	14,457	5,000	10,326	2,000	—	—	1,549	1,500	—	34,832
Richard D. Kincaid	2013	35,000	24,000	—	—	5,000	3,000	2,948	7,500	—	77,448
John T. Redmond	2013	35,000	28,000	15,000	8,000	—	—	—	—	—	86,000
Hilary A. Schneider	2013	35,000	23,000	—	—	5,000	3,000	—	—	—	66,000
D. Bruce Sewell	2013	17,500	11,000	7,500	2,000	—	—	—	—	—	38,000
John F. Sorte	2013	35,000	28,000	14,742	6,000	15,000	3,000	5,000	21,000	1,000	128,742
Peter A. Vaughn	2013	2,692	5,000	—	—	—	—	—	—	—	7,692

(3) The amounts in this column represent the aggregate grant date fair value of RSUs granted during fiscal 2013 computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718.

(4) Represents the aggregate incremental cost to the Company of a vacation package to one of our resorts donated by the director to a charity pursuant to the Perquisite Fund Program for directors. See below under "Limited Director Perquisites and Personal Benefits" for a description of this program.

(5) As of July 31, 2013, Mr. Hernandez held 2,597 RSUs.

(6) As of July 31, 2013, Mr. Hyde held no stock awards.

(7) As of July 31, 2013, Mr. Kincaid held 296 SARs and 2,597 RSUs.

(8) As of July 31, 2013, Mr. Redmond held 296 SARs and 2,597 RSUs.

(9) As of July 31, 2013, Ms. Schneider held 2,597 RSUs.

(10) As of July 31, 2013, Mr. Sewell held no stock awards.

(11) As of July 31, 2013, Mr. Sorte held 2,597 RSUs.

(12) As of July 31, 2013, Mr. Vaughn held no stock awards.

DIRECTOR CASH COMPENSATION

All of our non-employee directors receive annual cash fees, payable in quarterly installments. For fiscal 2013, the annual retainer for each Board member was $35,000 and meeting fees were $5,000 for each Board meeting attended in person and $1,000 for meetings attended telephonically. In addition, the Lead Director of the Board and the Chairman of the Audit Committee received an additional $25,000 per year, each other Audit Committee member received an additional $15,000 per year, the Chairman of the Compensation Committee received an additional $15,000 per year, the Chairman of the Nominating & Governance Committee received an additional $10,000 per year, and each other Compensation Committee member and Nominating & Governance Committee member received an additional $5,000 each per year. A non-executive Chairman of the Board would have received an additional annual retainer of $50,000, but our Chief Executive Officer is currently our Chairman of the Board and he is not entitled to this retainer. Members of the Audit Committee received $2,000 per committee meeting attended, members of the Compensation Committee and Nominating & Governance Committee received $1,500 per committee meeting attended, and members of the Executive Committee received $1,000 per committee meeting attended.

All directors received reimbursement of their reasonable travel expenses in connection with their service.

Director Equity Compensation

The Company provides its non-employee directors with equity compensation as determined each year by the Compensation Committee, which for fiscal 2013, consisted of 2,597 RSUs granted on September 21, 2012 which vested one year from the date of grant. The aggregate grant date fair value of these RSUs is set forth under the "Stock Awards" column of the Director Compensation Table and described in footnote 3 above.

Limited Director Perquisites and Personal Benefits

Non-employee directors receive benefits consisting of lodging, ski school privileges and discretionary spending on services or goods at our resorts for personal use in accordance with the terms of the Company's Perquisite Fund Program. Each director is entitled to an annual $40,000 allowance to be used at the Company's resorts in accordance with such program, under which directors may draw against the account to pay for services or goods at the market rate. Unused funds in each director's account at the end of each fiscal year are forfeited. In accordance with SEC rules, the value of these benefits is measured on the basis of the estimated aggregate incremental cost to the Company for providing these benefits, and perquisites and personal benefits are not reported in the Director Compensation Table for any director for whom such amounts were less than $10,000 in the aggregate for the fiscal year. For this purpose, perquisites do not include benefits generally available on a non-discriminatory basis to all of our employees, such as skiing privileges. In addition, each year we allow each director to designate one charity as the recipient of a vacation package with a retail value of no more than $4,000 and to include only the same array of services that are eligible under the Perquisite Fund Program. We also require that the package be given as part of a public event, dinner or auction and that the Company receive appropriate credit and marketing presence.

Stock Ownership Guidelines for Non-Employee Directors

Each non-employee director must own the greater of five times his or her annual cash retainer for Board service or $250,000 in value within five years of the date such director is elected or appointed to the Board. Directors are not permitted to sell any shares of common stock until such time as the ownership guidelines have been satisfied and then only to the extent that such sales do not reduce such director's ownership below the threshold requirement. Shares of common stock, stock owned in a directed retirement plan or IRA and the intrinsic value of vested equity grants count as stock ownership for purposes of these guidelines.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock, to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Our directors, executive officers and greater-than-10% stockholders are required by SEC rules to furnish us with copies of all Section 16(a) reports that they file. We file Section 16(a) reports on behalf of our directors and executive officers to report their initial and subsequent changes in beneficial ownership of our common stock. To our knowledge, based solely on a review of the reports we filed on behalf of our directors and executive officers, written representations from these persons that no other reports were required and all Section 16(a) reports provided to us, we believe that during fiscal 2013 our directors, executive officers and holders of more than 10% of our common stock filed the required reports on a timely basis under Section 16(a).

TRANSACTIONS WITH RELATED PERSONS

Related Party Transactions Policy and Procedures

We have adopted a written Related Party Transactions Policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related party transactions." For purposes of our policy only, a "related party transaction" is a transaction, contract, agreement, understanding, loan, advance or guarantee (or any series of similar transactions or arrangements) in which the Company and any "related person" are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to the Company solely in their capacity as an officer or director by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of the Company, or any immediate family member of an executive officer or director, including any entity in which such persons are an officer or 10% or greater equity holder.

Under the policy, where a transaction has been identified as a related party transaction, management must present information regarding the proposed related party transaction to the Chairman of the Audit Committee, the full Audit Committee or the Board for consideration and approval or ratification, depending upon the size of the transaction involved. In considering related party transactions, the committee takes into account the fairness of the proposed transaction to the Company and whether the terms of such transaction are at least as favorable to the Company as it would receive or be likely to receive from an unrelated third party in a comparable or substantially comparable transaction.

As discussed above, we have adopted a Code of Ethics that applies to all directors, officers and employees. We make the Code of Ethics available to all directors, officers and employees and convey our expectation that every director, officer and employee read and understand the Code of Ethics and its application to the performance of each such person's business responsibilities. To assist in identifying such proposed transactions as they may arise, our Code of Ethics utilizes a principles-based guideline to alert directors, officers and employees to potential conflicts of interest. Under the Code of Ethics, a conflict of interest occurs when an individual's personal, social, financial or political interests conflict with his or her loyalty to the Company. Our policy under the Code of Ethics provides that even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. If any person believes a conflict of interest is present in a personal activity, financial transaction or business dealing involving the Company, then that person is instructed under the Code of Ethics to report such belief to an appropriate individual or department as identified in the Code of Ethics.

To ensure that our existing procedures are successful in identifying related party transactions, the Company distributed questionnaires to its directors and executive officers shortly following the end of the fiscal year which included, among other things, inquiries about any transactions they have entered into with us.

Certain Related-Person Transactions

During fiscal 2013 and through the date of this proxy statement, there were no related party transactions under the relevant standards described above.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A describes our executive compensation program, the various components of our program, and the compensation-related decisions made for fiscal 2013 with respect to our named executive officers ("NEOs"). For purposes of this CD&A and the compensation tables and narratives that follow, the NEOs for fiscal 2013 were:

- Robert A. Katz, Chairman and Chief Executive Officer
- Michael Z. Barkin, Executive Vice President and Chief Financial Officer
- Blaise T. Carrig, President—Mountain Division
- Fiona E. Arnold, Executive Vice President, General Counsel and Secretary

Pursuant to the SEC's executive compensation disclosure rules, our NEOs for fiscal 2013 also include Jeffrey W. Jones, our former Chief Financial Officer and President—Lodging, Retail, Real Estate, who retired from the Company effective as of December 31, 2012, and Mark L. Schoppet, who served as Interim Chief Financial Officer from December 31, 2012 until April 8, 2013, when Mr. Barkin was appointed Executive Vice President and Chief Financial Officer. Mr. Schoppet remains with the Company as Senior Vice President, Controller and Chief Accounting Officer. In addition, as previously announced, Fiona E. Arnold, our Executive Vice President, General Counsel and Secretary, has announced her resignation from the Company effective upon the appointment of her successor.

Executive Summary

Our executive compensation program, which is grounded in the principle of pay-for-performance, is intended to reward our executive officers and senior management for sustained, high-level performance over the short and long-term as demonstrated by measurable, company-wide performance metrics and individual contributions that are consistent with our overall growth strategy and achievement of goals. We compensate our executive officers and senior management with a combination of cash compensation (in the form of base salary and cash incentive compensation) and equity awards. Our compensation program has been structured to enhance our ability to achieve our short-term and long-term strategic goals and to retain and motivate our executive officers and senior management to achieve such goals.

Our Executive Compensation Program Emphasizes Pay for Performance

The primary objective of our executive compensation program is to emphasize pay for performance by incentivizing our executive officers and senior management to drive superior results and generate stockholder value. We accomplish this objective in the following ways:

- *Annual Incentive Awards.* Our Management Incentive Plan ("MIP"), which applies to the award of annual cash incentive compensation, referred to in this CD&A as a MIP award, is intended to focus our executive officers on the key corporate financial metrics that we believe drive our best results. As explained in more detail below, because Resort EBITDA (earnings before interest, taxes, depreciation and amortization, as reported for our Mountain and Lodging segments) is the primary performance metric associated with the MIP for our NEOs, their annual cash incentive fluctuates with our performance and the achievement of our annual goals as established by the Compensation Committee each fiscal year.
- *Long-Term Equity Awards.* A significant portion of our NEOs' total annual compensation opportunity is in the form of long-term equity incentive compensation, including share

appreciation rights ("SARs") and restricted share units ("RSUs"), each of which generally vest over three years.

- *High Percentage of Compensation is Variable or "At Risk."* A significant percentage of our NEOs' compensation is tied to incentives or appreciation in our stock price, making the majority of pay for these individuals variable or at risk. As executive officers attain greater levels of responsibility, the percentage of their total target compensation that is variable or "at risk" increases and the percentage that is fixed decreases. As such, the NEO whose compensation is most heavily comprised of at risk elements is our Chief Executive Officer ("CEO"). Our commitment to emphasizing performance-based compensation is illustrated by the following charts, which show the mix of our program's three primary direct compensation components (fixed compensation, consisting of base salary, and variable or at-risk compensation, consisting of target annual incentive compensation and actual long-term equity incentive awards granted in the fiscal year) for our CEO and, on average, for our other NEOs for fiscal 2013[1]:


CEO Fiscal 2013 Target Direct Compensation
15%
16%
69%
Base Salary
Target Annual Incentive
Long-Term Equity Incentive
Other NEO Fiscal 2013 Target Direct Compensation
32%
51%
17%
Base Salary
Target Annual Incentive
Long-Term Equity Incentive

- *Performance-Based Stock Awards for CEO.* In furtherance of our pay for performance philosophy and to further align the interests of our CEO with the interests of our stockholders, the Compensation Committee has determined that at least 50% of the shares subject to long-term equity incentive awards granted to our CEO each fiscal year (not including RSUs granted in payment of his annual MIP award which are already tied to the performance metrics set forth under the MIP) will be "performance-based" stock awards. These performance-based awards may include (i) awards that do not vest or become exercisable unless certain specific business performance goals established by the Compensation Committee at the time of grant of the award are satisfied, and/or (ii) SARs subject to time-based vesting criteria, but with exercise prices that are at least 25% greater than the fair market value of our common stock on the date of grant. In fiscal 2013, the Compensation Committee determined that the performance-based awards would consist of SARs with an exercise price equal to 125% of the fair market value of our common stock on the date of grant and therefore awarded Mr. Katz long-term equity incentive awards consisting 50% of SARs with an exercise price equal to the closing price of our common stock on the date of grant and 50% of SARs with an exercise price equal to 125% of the closing price.

(1) The percentages in the chart exclude information for Mr. Jones, who gave notice of his retirement on August 13, 2012 and retired effective December 31, 2012.

Our Executive Compensation Program is Supported by Our Stockholders

At our annual meeting of stockholders on November 29, 2012, approximately 99.8% of the votes cast on the proposal were voted in support of the advisory resolution to approve the compensation of our named executive officers. After considering the results of this vote, the Compensation Committee concluded that there is strong stockholder support of our executive compensation program and its emphasis on pay for performance. As a result, the Compensation Committee determined to maintain the current executive compensation program. At our 2011 annual meeting, our stockholders expressed a preference that advisory votes on executive compensation occur every year, as recommended by our Board of Directors. Consistent with this preference, the Board has determined to implement an advisory vote on executive compensation every year until the next advisory vote on the frequency of stockholder votes on executive compensation, which will occur no later than the Company's annual meeting of stockholders in 2017.

Effective Corporate Governance Reinforces Our Executive Compensation Program

The following features of our executive compensation program are evidence of our commitment to good corporate governance practices generally:

WHAT WE DO:

Annual Advisory Vote to Approve Executive Compensation. We provide our stockholders with an annual opportunity to vote on an advisory resolution to approve the compensation paid to our named executive officers as disclosed in the proxy statement.

Independent Compensation Committee. Our executive compensation program is reviewed annually by the Compensation Committee, which consists solely of independent directors and which makes all final determinations regarding executive compensation.

Significant Portion of Executive Compensation Tied to Performance. A significant portion of our NEOs' compensation is comprised of elements of performance-based, incentive compensation that are tied to defined corporate and individual performance goals or stock price performance. In the last three fiscal years, approximately 80.7% of our CEO's total compensation and approximately 66.7% of our other NEOs' total compensation, on average, as reported in the Summary Compensation Table, has been in the form of short and long-term incentive-based compensation (MIP award and equity awards). In addition, at least 50% of the long-term equity incentives granted to our CEO each fiscal year consist of "performance-based" awards.

WHAT WE DON'T DO:

No Excessive Perquisites. We provide our executives with only limited perquisites, which are generally limited to credit at our owned and operated properties and which are designed to incentivize our executives to visit and utilize our resorts in order to inform decision making regarding our business and provide relevant feedback concerning our properties and services.

No Tax Gross-Ups on Perquisites. We do not pay tax gross-ups on the limited perquisites that our executives receive.

No Excise Tax Gross-Ups. We are not required to pay excise tax gross-ups in connection with the change in control arrangements provided to our executives.

No Golden Parachute Tax Gross-Ups. We do not provide excise tax gross-ups on post-retirement or termination compensation arrangements.

No Automatic Salary Increases or Guaranteed Bonuses. We do not guarantee annual salary increases or bonuses and none of the employment agreements with any NEO contain such provisions.

No "Single Trigger" Automatic Payments or Benefits Upon a Change in Control. The change in control arrangements provided to our executives require a

WHAT WE DO:	WHAT WE DON'T DO:
Significant Portion of Executive Compensation Delivered in the Form of Long-Term Equity-Based Incentives. A significant portion of our NEOs' compensation is comprised of long-term equity incentive awards, consisting of SARs and RSUs, which generally vest over three years. In the last three fiscal years, approximately 74.3% of our CEO's total compensation and approximately 55.5% of our other NEOs' total compensation, on average, as reported in the Summary Compensation Table, has been in the form of long-term equity-based incentives. Mr. Katz receives 50% of his annual MIP award in cash and the other 50% in RSUs that vest annually over a three-year period (included in the percentage above), meaning one-half of the MIP award earned on the basis of the Company's achievement of annual performance goals is subject to further time-based vesting and changes in the value of our common stock over that period.	termination event (including a termination by the executive for "good reason") following a change in control before any cash based payments or benefits are triggered.
Market Alignment of Compensation But With Greater Emphasis on At-Risk Compensation. To attract and retain talented executives, we seek to align target pay levels for our NEOs between the 50th and 75th percentile of compensation as compared with companies in our peer group. However, as compared with companies in our peer group, we generally make at-risk compensation a more significant component of our NEOs' compensation in order to emphasize pay for performance and we generally make SARs a much larger portion of their at-risk compensation than RSUs.	***No Hedging.*** Under our Insider Trading Compliance Program, our executives are prohibited from conducting short sales or using derivatives or other instruments designed to hedge against the risk of ownership of our securities, including put and call options and collar transactions.
Independent Compensation Consultant. The Compensation Committee periodically retains and receives advice from an independent compensation consultant.	***No Equity Repricing.*** We expressly prohibit the repricing of underwater stock options and share appreciation rights without stockholder approval.
Clawback Policy. The Compensation Committee adopted a clawback policy that, in the event of a financial restatement, allows us to recoup incentive compensation from executive officers that was paid based on the misstated financial information.	***No Pension Plans or SERPs.*** We do not provide our executives with tax-qualified defined benefit pension plans or supplemental executive retirement plans.
Stock Ownership Guidelines. Our executive officers are subject to stock ownership guidelines, requiring that they hold a meaningful amount of our common stock, which helps to align their interests with those of our stockholders.	

WHAT WE DO:	WHAT WE DON'T DO:
Use of Tally Sheets. The Compensation Committee uses tally sheets that provide information as to all compensation that is potentially available to our NEOs when evaluating executive compensation.	
Annual Risk Assessment. The Compensation Committee annually conducts a compensation risk assessment to determine whether our compensation policies and practices, or components thereof, create risks that are reasonably likely to have a material adverse effect on the Company.	

Key Objectives of Our Executive Compensation Program

Our executive compensation program focuses on the following three key objectives:

- *Emphasizing Pay for Performance.* Emphasize pay for performance by tying annual and long-term compensation incentives to achievement of specified performance objectives or overall stock performance.
- *Attracting, Retaining and Motivating.* Attract, retain and motivate talented executives who will determine our long-term success. We have structured our executive compensation program to be competitive with compensation paid by companies in the same market for executive talent.
- *Rewarding Contributions and Creating Long-Term Value.* We have structured our compensation program to recognize and reward contributions of all employees, including executive officers, in achieving strategic goals and business objectives, while aligning the program with stockholder interests.

Compensation-Setting Process

Participants in Setting Executive Compensation

The Compensation Committee is responsible for determining the compensation of our executive officers, including our NEOs. In appropriate circumstances, such as when new market data supports a market adjustment, the Compensation Committee, in its discretion, considers the recommendations of our CEO in setting executive compensation, including the compensation of the other NEOs. The Compensation Committee, however, makes all final determinations regarding these awards and no executive officer is involved in the deliberations or the determination with respect to his or her own compensation.

Comparative Framework

To achieve our executive compensation objectives, the Compensation Committee periodically analyzes market data and evaluates individual executive performance with a goal of setting compensation at levels the Compensation Committee believes, based on their general business and industry knowledge and experience, are comparable with executives in other companies operating in the leisure, travel, gaming and hospitality industries, which we refer to as our peer group. We face a somewhat unique challenge in establishing a peer group, as few publicly-traded companies participate in more than one of our operating segments. Thus, when evaluating executive compensation, the Compensation Committee includes in our peer group a variety of leisure, travel, gaming and hospitality companies with whom we may compete for executive talent and the discretionary travel dollars of our guests.

When performing its annual executive compensation review, the Compensation Committee has sole authority to engage an independent compensation consultant to assist in obtaining market data and analyzing the competitive nature of our compensation programs. The Compensation Committee engaged Hewitt to conduct a competitive market study of the Company's executive compensation program and to advise on fiscal 2013 compensation decisions. The study analyzed our executive compensation relative to Hewitt's proprietary survey data as well as to publicly-traded peer group companies and our Compensation Committee then determined a peer group based on this data. The peer group used by the Compensation Committee for fiscal 2013 compensation decisions consisted of the following companies:

Ameristar Casinos Inc.
Boyd Gaming Corp.
Cedar Fair LP
Choice Hotels International Inc.
Gaylord Entertainment Co.
Isle of Capri Casinos Inc.
Las Vegas Sands Corp.
Life Time Fitness Inc.
Marriott International Inc.
MGM Resorts International
Starwood Hotels & Resorts
Wyndham Worldwide Corp.
Wynn Resorts Ltd.

The Compensation Committee uses survey and peer group information generally for competitive and retention purposes. Generally, we seek to align target pay levels for our NEOs between the 50th and 75th percentile of compensation as compared with companies in our peer group. However, as compared with companies in our peer group, we generally make at-risk compensation a more significant component of our NEOs' compensation in order to emphasize pay for performance. We believe that compensating our NEOs with a larger proportion of at-risk compensation elements (such as MIP award, SARs and RSUs) in relation to more static compensation elements (such as base salary) and a larger proportion of long-term equity incentives (such as SARs and RSUs) in relation to short-term compensation elements (such as base salary and MIP award) compared with the peer group more closely aligns the interests of our NEOs with those of our stockholders. The Hewitt study confirmed that our executive compensation program continues to be aligned with our stated philosophy.

The Compensation Committee will continue to seek advice from independent compensation consultants as it deems necessary on a periodic basis to help ensure that the Company's compensation programs remain appropriate and consistent with industry practices. Although the Compensation Committee believes that it is important to periodically review the compensation policies of its peer group and the survey data, the Compensation Committee also believes that our executive compensation program must further our business objectives and be consistent with our culture. Therefore, while the Compensation Committee reviews the peer group and survey data, including the total and type of compensation paid to executive officers at peer group companies to confirm that the compensation paid to the executive officers remains competitive, the Compensation Committee does not necessarily make any particular adjustments to the compensation paid to the executive officers based on the peer group or survey data.

Company-Specific Factors

In addition to considering market data with respect to executive compensation practices of companies within our peer group, the Compensation Committee takes into account individual performance, our retention needs, our relative performance and our own strategic goals. Also, we conduct an annual review of the aggregate level of our executive compensation program as part of our annual budget review and annual performance review processes, which include determining the operating metrics and non-financial elements used to measure our performance and to compensate our executive officers. For example, in fiscal 2010, as part of a Company-wide wage reduction plan to control expenses, our executive officers were subject to a 10% salary reduction and our CEO received no salary for a twelve month period.

The Compensation Committee, in conjunction with any data and recommendations provided by our independent compensation consultant in any given year, also annually analyzes tally sheets prepared for each NEO. These tally sheets present the dollar amount of each component of the NEO's compensation, including current cash compensation (base salary and MIP award), perquisites and the value of equity awards previously granted to the NEO, as well as the amounts that would have been payable to the NEO if employment had been terminated under a variety of scenarios as of the end of the most recently completed fiscal year. The Compensation Committee uses these tally sheets, which provide substantially the same information as is provided in the tables included in this proxy statement, together with peer group data, primarily for purposes of analyzing our NEOs' total compensation and determining whether it is appropriate to adjust the compensation mix for our NEOs on a going forward basis. In its most recent review of tally sheets, the Compensation Committee determined that total compensation amounts for our NEOs remained consistent with our executive compensation philosophy and objectives.

Elements of Compensation

Overview

Our executive compensation program consists of the following elements:

Compensation Element	Objective	Key Features Specific to NEOs
Base Salary	To attract and retain executives with a proven track record of performance	• Established based primarily on the scope of their responsibilities, taking into account individual performance and experience, competitive market compensation for similar positions, as well as seniority of the individual, our ability to replace the individual, the impact the individual's loss would have to the Company, and other factors which may be deemed to be relevant by the Compensation Committee, in their discretion. • Reviewed annually by the Compensation Committee and, based on this review, may be adjusted to realign salaries with market levels after taking into account individual responsibilities, the impact upon, and relative level of responsibility for, the Company's performance, long-term Company and individual performance and expertise. • No guaranteed increases to base salary.
Annual MIP Award	To incentivize achievement of annual financial, operational and strategic goals and achievement of individual annual performance objectives	• For each fiscal year, Company and individual performance elements drive two different aspects of the MIP: (1) the aggregate amount of funds available under the MIP (driven by Company performance), and (2) the specific allocation of awards to participants under the MIP (driven by Company performance for Mr. Katz and individual performance for the other NEOs). • Mr. Katz receives his annual MIP award 50% in cash and 50% in RSUs that vest annually over a three-year period.

Compensation Element	Objective	Key Features Specific to NEOs
Equity Incentives	To increase long-term stockholder value by retaining our executive officers in a competitive business environment and aligning the interests of these officers with those of our stockholders by encouraging stock ownership by our executive officers	• Equity awards are granted under our Amended and Restated 2002 Long Term Incentive and Share Award Plan, referred to in this proxy statement as the 2002 Plan, previously approved by stockholders. • For fiscal 2013, we utilized grants of service-based vesting RSUs and SARs because RSUs and SARs provide both a high perceived value and strong retention value, and in part because executives do not incur out-of-pocket expenses to participate in these equity awards, thus providing additional linkage between the interests of our NEOs and our stockholders. • The Compensation Committee has adopted a long-term equity-based incentive grant practice for our CEO, such that at least 50% of the grants will be performance-based. In fiscal 2013, this consisted of 100,583 premium-priced SARs, which vest annually over three years and have exercise prices that are 25% greater than the fair market value of our common stock on the date of grant. • The use of RSUs aligns the interests of our executives with that of our stockholders through stock ownership. • SARs are granted with an exercise price of no less than the fair market value of our common stock on the date of grant (and in some cases as noted above, with an exercise price that exceeds the fair market value on the date of grant), and as a result, executives realize value only to the extent the price of our common stock appreciates after the grant date. • RSUs and SARs typically vest annually over three years. However, in certain instances, the Compensation Committee grants awards with cliff vesting as a retention tool where, for instance, the entire award does not vest until the end of a three-year period.
Deferred Compensation	To attract and retain executives with a proven track record of performance and to provide a tax-efficient means for executives to save for retirement	• Executives can elect to defer up to 80% of their base salary and 100% of their annual MIP award. • Executives can invest these amounts in pre-tax dollars in designated hypothetical investments for their accounts, and their accounts are credited with gains or losses in accordance with their selections.

Compensation Element	Objective	Key Features Specific to NEOs
Limited Perquisites	To incentivize executives to use the Company's services in order to help them in their performance by allowing them to evaluate our resorts and services based upon firsthand knowledge	• Includes benefits relating to the use of one or more of our owned and operated private clubs, including skiing and parking privileges, as a part of their responsibilities and employment. • Also includes our Perquisite Fund Program, under which certain of our senior executive officers, receive an annual allowance, based on executive level, to be used at the Company's owned or operated resorts. Executives may draw against the account to pay for services or goods, at the market rate for the applicable resort or services. Amounts of the fund used by executives are taxed as ordinary income, like other compensation. Unused funds in each executive's account at the end of each fiscal year are forfeited. • All Company employees enjoy skiing privileges, not just our executives.

2013 Compensation Decisions

Base Salary

The Compensation Committee generally reviews and adjusts base salaries annually at its September meeting, with new salaries effective in mid-October. The following table sets forth the annual base salaries approved by the Compensation Committee for fiscal 2013 compared to fiscal 2012 and shows the percentage change from the prior year. Fiscal 2013 base salary increases were approved for all NEOs in recognition of achieving their individual performance goals in fiscal 2012 and, except as otherwise set forth below, consistent with 3.0% merit increases for employees generally who achieved their individual performance goals in the prior fiscal year.

Name	Fiscal 2013 Base Salary	Fiscal 2012 Base Salary	% Change
Robert A. Katz	$799,150	$775,874	3.0%
Michael Z. Barkin[(1)]	$330,000	—	—
Blaise T. Carrig[(2)]	$403,960	$400,000	1.0%
Fiona E. Arnold[(3)]	$329,000	$300,000	9.7%
Mark L. Schoppet	$282,101	$273,884	3.0%
Jeffrey W. Jones	$456,693	$443,391	3.0%

(1) Mr. Barkin was appointed Executive Vice President and Chief Financial Officer effective April 8, 2013 and previously served as Vice President of Strategy and Development since July 30, 2012. Amount shown reflects his base annual salary effective upon his appointment as Executive Vice President and Chief Financial Officer.

(2) Mr. Carrig's salary was adjusted on April 15, 2012 in connection with assuming increased responsibilities as President-Mountain Division, and as a result, the merit increase in fiscal 2013 was pro-rated to account for the adjustment in fiscal 2012.

(3) Ms. Arnold's percentage change reflects a merit increase and an additional adjustment in recognition of her performance.

Annual MIP Awards

Following the completion of fiscal 2013, all of our NEOs were eligible to receive an annual cash MIP award based on our performance and each NEO's individual performance during fiscal 2013. Pursuant to his employment agreement, Mr. Katz's MIP award is paid 50% in cash and 50% in RSUs that vest annually over a three-year period.

Annual Funding of the MIP. Annual funding of the MIP is based on our achievement of performance measures selected by the Compensation Committee. The Compensation Committee has established (1) Resort EBITDA, and (2) performance goals for Vail Resorts Development Company ("VRDC Performance Goals"), as the performance measures to determine funding of the MIP for our NEOs. The Compensation Committee believes these are the appropriate performance measures because Resort EBITDA is the primary performance metric used by the Company to measure its performance and VRDC Performance Goals promote a long-term focus on performance because the real estate and development portion of our business tends to use different measures of success, including net cash flow generated from sales and other operational targets related to construction and development of new projects that are most often multi-year endeavors, with revenue and expenditure happening across long periods of time. For purposes of setting annual funding targets under the MIP, the Compensation Committee bases the Resort EBITDA target on the target set by the Board of Directors annually when approving the Company's budget and bases VRDC Performance Goals on Board approved targets for Real Estate EBITDA and net cash proceeds from real estate sales. In setting the performance measures for any given fiscal year, the Compensation Committee considers our past performance, broader economic trends that may impact us in the upcoming year, and our historical performance in relation to the MIP award targets set in the respective prior periods.

Please see pages 37 and 50 of our annual report on Form 10-K for fiscal 2013 filed with the SEC on September 27, 2013 for information regarding our use of the non-GAAP financial measures discussed in this CD&A and a reconciliation of the differences between the non-GAAP financial measures and their most directly comparable GAAP financial measures.

Resort EBITDA Target. For fiscal 2013, the Resort EBITDA target was $275.4 million. Both the Resort EBITDA and Real Estate EBITDA targets (which comprised a portion of the VRDC Performance Goals for the fiscal year as described below) were based on our approved budget for fiscal 2013. The Compensation Committee established the performance measures at the beginning of the fiscal year with the expectation that the target level of performance of these goals would require significant effort and substantial progress toward our strategic plan goals in light of the business environment at that time. As a result, our attainment of these targets in fiscal 2013 was considered moderately likely.

VRDC Performance Goals Target. For fiscal 2013, the VRDC Performance Goals included, among other things, attaining a Real Estate EBITDA target of $(2.6) million and achieving net cash proceeds of $43.6 million, in each case with respect to our real estate segment. For the VRDC Performance Goals, the Compensation Committee sets out several specific goals, each of which has a separate weighting within that portion of the funding calculation for corporate performance. Among these specific goals, we expect that some should be achievable, some will be challenging to achieve and others will be difficult to achieve. Over the past three fiscal years, VRDC completed the number of goals resulting in between approximately 38.5% and 147.0% funding of the VRDC Performance Goals portion of corporate performance, with an average funding over this time of 98.8%.

How the MIP Is Funded. For fiscal 2013, for each NEO, 80% of the funding of the MIP was based on the achievement of Resort EBITDA and 20% was based on achievement of the VRDC Performance Goals, including Real Estate EBITDA. Under the MIP, if we achieve 100% of the Resort EBITDA target, the MIP is funded at 100% of the target funding level for that component, as is more fully detailed in the table below. If our performance exceeds 100% of the Resort EBITDA target, the MIP is funded above the target funding level for that component up to a maximum of 200% of the target funding level. If our performance falls below 100% of the annual Resort EBITDA target, the MIP is funded below the target funding level for that component. If our performance falls below 80% of the annual Resort Reported target, the MIP is not funded for that component.

MIP Funding for Resort EBITDA Component

Percentage of Target Achieved	Percentage of Annual Target Funding Level Available under the MIP
Less than 80%	0%
80%	15%
90%	25%
95%	50%
100%	100%
110%	175%
120% or greater	200%

The other component of the MIP funding calculation for NEOs is the attainment of the VRDC Performance Goals. If the minimum percentage of the Resort EBITDA target is not reached and no VRDC Performance Goals are met, then the MIP is not funded for the NEOs and no MIP awards are paid to them. In the event our Resort EBITDA for any fiscal year meets the specific threshold or target level, and/or we achieve any of the VRDC Performance Goals, then the MIP is funded at the appropriate level and each NEO is eligible to receive a MIP award. In addition, once the MIP is funded based on each NEO's target MIP award percentage, the total pool for NEOs is increased by 5%, with such excess being paid out at the discretion of the Compensation Committee based on individual performance.

Target Annual MIP Awards. For fiscal 2013, each NEO was eligible for an annual MIP award based on a percentage of annual base salary as follows:

Name	2013 Target Annual MIP Award as Percentage of Base Salary
Robert A. Katz	100.0%
Michael Z. Barkin(1)	50.0%
Blaise T. Carrig	60.0%
Fiona E. Arnold	50.0%
Mark L. Schoppet	42.5%
Jeffrey W. Jones(2)	70.0%

(1) Mr. Barkin's target percentage reflects his target upon appointment as Executive Vice President and Chief Financial Officer. As set forth in the table under "Fiscal 2013 Results," his actual target amount is based on four months in his role as Executive Vice President and Chief Financial Officer and eight months in his prior role as Vice President of Strategy and Development where his target MIP award percentage was 35.0% of his then base salary.

(2) Mr. Jones had a target annual MIP award percentage of 70.0% but did not receive an award in fiscal 2013 because to be eligible for a MIP award an executive must be an employee on the date payments are made.

The differences between the NEOs' target MIP awards as a percentage of their base salaries was determined based upon the perceived ability each executive position has to influence our performance. The positions deemed to have the most potential impact upon our performance have the greatest potential for annual MIP award potential, putting a greater proportion of such NEO's total pay at risk relative to performance, in accordance with our executive compensation philosophy. Threshold, target and maximum awards payable under the MIP for fiscal 2013 are reported in the Grants of Plan-Based Awards Table.

Individual MIP Award Determination. Once funding is established, the actual MIP award paid to each NEO is determined by individual performance objectives (other than for Mr. Katz, whose award is based solely on the funded amount of target MIP determined by Company performance because, unlike other NEOs, he is responsible for all aspects of Company performance). This structure reflects our objective to put more emphasis on individual performance oriented compensation, while at the same time requiring that overall Company performance standards are met before MIP funding can occur. Achievement of individual performance objectives can result in the NEO receiving a MIP award equal to 0%, 70%, 100%, 115% or 130% of the funded amount (subject to availability of funds under the MIP) and subject to further adjustments (including the 5% adjustment described above) at the discretion of the Compensation Committee. Individual performance objectives vary depending on our strategic plan and each NEO's individual responsibilities and are established at the beginning of each fiscal year, with the expectation in fiscal 2013 that the target level of performance of these objectives would require significant effort and substantial progress toward the goals of our strategic plan in light of the current business environment. As a result, each NEO's attainment of his or her performance objectives in fiscal 2013 was moderately likely.

Example. An executive whose MIP award funding is 80% based on Resort EBITDA and 20% based on achievement of VRDC Performance Goals, earning $300,000 annually with a target MIP award of 50% of base salary, would have an available MIP award funding of $120,000 for 100% achievement of Resort EBITDA (100% times 50% salary target times 80% funding), plus $30,000 for 100% achievement of VRDC Performance Goals (100% times 50% salary target times 20% funding), for a total of $150,000, or 100%, of target funding. However, because 100% of an executive's total MIP award is determined by the achievement of individual performance objectives, an executive's ultimate total MIP award can be paid out in an amount equal to 0%, 70%, 100%, 115% or 130% of the target amount based on individual performance (subject to availability of funds under the MIP).

Fiscal 2013 Results. In fiscal 2013, we met 93.6% of the Resort EBITDA target, which resulted in a funding level at 43.1% of the target funding level for that component of the funding calculation. In fiscal 2013, VRDC achieved VRDC Performance Goals resulting in a funding level of 147.0% for the VRDC Performance Goals component of the funding calculation. Combined with the Resort EBITDA funding, this resulted in an overall funding level of 63.88% of the target funding level for each NEO.

Based upon these results and individual performance, the Compensation Committee determined the final MIP award amounts as follows:

Name	Fiscal 2013 Target MIP Award		Actual Fiscal 2013 Payout Percentages[1]		Fiscal 2013 Actual MIP Award	Fiscal 2012 Actual MIP Award	Change from Fiscal 2012 Actual MIP Award
Robert A. Katz[2]	$799,150	x	63.88%	=	$510,497	$311,839	63.7%
Michael Z. Barkin[3]	$116,833	x	70.46%	=	$ 82,315	—	—
Blaise T. Carrig	$242,376	x	67.07%	=	$162,572	$ 97,057	67.5%
Fiona E. Arnold	$164,500	x	67.07%	=	$110,337	$ 63,302	74.3%
Mark L. Schoppet	$119,893	x	73.46%	=	$ 88,076	$ 46,784	88.3%
Jeffrey W. Jones[4]	$319,685	x	—	=	—	$130,982	—

(1) Actual payout percentages are based on MIP funded amount and, for each NEO other than the CEO whose payout percentage equals the 63.88% funding level of the MIP, achievement of his or her individual performance objectives. In fiscal 2013, payout percentages were based on the 63.88% funding level of the MIP and adjusted based on individual performance.

(2) Pursuant to his employment agreement, Mr. Katz's MIP award is paid 50% in cash and 50% in RSUs.

(3) Mr. Barkin did not receive a MIP award in fiscal 2012 as he joined the Company on July 30, 2012. His fiscal 2013 target MIP award is based on four months in his role as Executive Vice President and Chief Financial Officer and eight months in his prior role as Vice President of Strategy and Development.

(4) Mr. Jones did not receive a MIP award in fiscal 2013 because to be eligible for an award an executive must be an employee on the date MIP award payments are made.

Long-Term Equity Incentives

Our long-term equity incentive award program is designed to promote long-term Company performance and align each executive's risk with stockholder interest, to reward the achievement of long-term goals, and to promote stability and corporate loyalty among our executives. The Compensation Committee bases awards of long-term equity compensation on a number of different factors, including competitive market practices as determined by our peer group analysis, the information provided by our independent compensation consultant, the amount of cash compensation that is currently paid to each NEO, each NEO's level of responsibility, our retention objectives and our pay for performance philosophy. In general, the Compensation Committee makes long-term equity award determinations for executive officers in September of each year and typically consults with our CEO in determining the size of grants to each NEO, other than himself, although the Compensation Committee makes all final determinations. In fiscal 2013, the Compensation Committee granted long-term incentive awards under the 2002 Plan. For fiscal 2013, the Compensation Committee did not make any changes to the long-term incentive program.

As noted above, the long-term equity values awarded to our NEOs are based on a number of different factors considered by the Compensation Committee. For fiscal 2013, the Compensation Committee generally awarded each NEO equity values consistent with previous year levels, increased by 3.5% from the prior fiscal year. As described elsewhere in this CD&A, 50% of the SARs awarded to Mr. Katz are performance-based SARs with an exercise price equal to 125% of the closing price on the date of grant. In addition, Mr. Barkin was awarded $500,000 in RSUs that cliff vest three years after the date of grant for retention purposes and in connection with his appointment as Executive Vice President and Chief Financial Officer in April 2013. Finally, Mr. Jones did not receive any equity awards in fiscal 2013 as he had previously announced his retirement.

As in previous years, the long-term incentive awards granted to our NEOs in fiscal 2013 consisted of RSUs and SARs. In determining the mix of RSUs and SARs granted to each of our NEOs in fiscal 2013, the Compensation Committee considered that, of the two forms of equity awards, RSUs have a relatively greater retentive effect, and SARs have a relatively greater performance incentive impact. For fiscal 2013, and excluding Mr. Barkin's award noted above, approximately 21.0% of the long-term equity incentive award value is attributed to RSUs and approximately 79.0% of the award value is attributed to SARs for our NEOs other than the CEO. For our CEO, approximately 6.7% of the long-term equity incentive award value is attributed to RSUs (consisting solely of RSUs in partial payment of his MIP award) and approximately 93.3% of the award value is attributed to SARs. The Compensation Committee determined that our CEO's awards should be even more heavily weighted toward performance and the alignment to our stockholders' interests of long-term stock value appreciation. To further promote retention, the RSUs and SARs granted in fiscal 2013, other than Mr. Barkin's award noted above, vest in equal annual installments over a three year period commencing on the first anniversary date of the grant. As the awards are inherently tied to the performance of our common stock, we consider a vesting schedule based on continued service appropriate to meet the desire for both retention and performance incentive.

The value of the equity awards granted to our NEOs in fiscal 2013 are reported in the Summary Compensation Table and are further described in the Grants of Plan-Based Awards Table.

Other Executive Compensation Policies and Practices

Clawback Policy

In line with corporate governance best practices, in October 2010 the Compensation Committee adopted a clawback policy that allows the Company to seek repayment of incentive compensation that was erroneously paid. The policy provides that if the Board of Directors determines that there has been a material restatement of publicly issued financial results from those previously issued to the public, the Board will review all MIP awards made to executive officers during the three-year period prior to the restatement on the basis of having met or exceeded specific performance targets. If such payments would have been lower had they been calculated based on such restated results, the Board will (to the extent permitted by governing law) seek to recoup the payments in excess of the amount that would have been paid based on the restated results.

Equity Grant Practices

We generally seek to make equity compensation grants in the first quarter following the completion of a given fiscal year. SARs are granted with an exercise price equal to or higher than the market price of our common stock on the date of grant, which is the date the Compensation Committee approves the award. We do not have any specific program, plan or practice related to timing equity compensation awards to executives, however, the Compensation Committee generally grants annual awards on the date of the regularly scheduled first quarter Board meeting in September. Other than grants made in connection with hiring, promotions or to replace certain new hire grants once they vest and/or are exercised, equity awards are granted to NEOs at the same time that equity awards are granted to all other employees who are eligible for such awards.

Stock Ownership Guidelines for Executives

Consistent with our objective of encouraging executive stock ownership to create long-term stockholder value by aligning the interests of our executives with our stockholders, the Company has adopted executive stock ownership guidelines. Under the guidelines, our executive officers are expected to hold shares of our common stock equal to multiples of their base salaries as follows: Chief Executive Officer—6x; Chief Financial Officer—3x; Presidents—3x; and Executive Vice Presidents—2x. Until an executive achieves the required level of ownership, he or she is required to retain at least 75% of the net shares received as a result of the vesting of RSUs or restricted stock or the exercise of SARs or stock options. Net shares are those that remain after shares are netted to pay any applicable exercise price or statutory tax withholdings. Shares of common stock, stock owned in a directed retirement plan or IRA and the intrinsic value of vested equity grants count as stock ownership for purposes of these guidelines.

Policy Prohibiting Hedging Transactions

Our Insider Trading Compliance Program prohibits our executives from engaging in hedging transactions designed to offset decreases in the market value of the Company's securities, including engaging in short sales or investing in other derivatives of the Company's securities, including put and call options and collar transactions.

Post-Termination Compensation

Pursuant to their respective employment agreements, each of Messrs. Katz and Carrig are entitled to receive severance payments and continuation of certain benefits upon certain terminations of employment, including certain resignations for "good reason" (as defined in their respective agreements). Pursuant to the Company's executive severance policy, Messrs. Barkin and Schoppet and Ms. Arnold are also entitled to receive severance payments upon certain terminations of employment. In addition, each NEO is entitled to receive payments upon a termination occurring within a limited period of time following a change in control. We believe the change in control arrangements provide continuity of management in the event of an actual or threatened change in control. We also believe that our termination and severance provisions reflect both market practices and competitive factors. Our Board believed that these severance payments and benefit arrangements were necessary to attract and retain our executives when these agreements were entered into.

Executive Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code (the "Code") generally provides that no federal income tax business expense deduction is allowed for annual compensation in excess of $1 million paid by a publicly traded corporation to its chief executive officer and its three other most highly compensated executive officers (other than the chief financial officer). Under the Code, however, compensation that is considered "performance-based compensation" (within the meaning of the Code) does not count towards the $1 million limit. While the Compensation Committee considers the impact of the tax treatment, the primary factor influencing program design is the support of business objectives. Accordingly, the Compensation Committee retains flexibility to structure our compensation programs in a manner that is not tax-deductible in order to achieve a strategic result that the Compensation Committee determines to be more appropriate. Currently, we believe that MIP awards and SARs qualify as "performance-based compensation" and are not subject to deductibility limitations under Section 162(m).

SUMMARY COMPENSATION TABLE FOR FISCAL 2013

The following table summarizes the total compensation paid or earned by the named executive officers for each of the last three fiscal years during which the officer was a named executive officer:

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option/Share Appreciation Right Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
Robert A. Katz	2013	798,553	—	255,249[6]	3,529,457	255,249[6]	—	33,563	4,872,071
Chairman and Chief Executive Officer	2012	771,528	—	155,920[6]	3,410,097	155,920[6]	—	31,007	4,524,472
	2011	749,057	—	395,395[6]	1,490,813	395,394[6]	—	11,636	3,042,295
Michael Z. Barkin Executive Vice President and Chief Financial Officer	2013	286,769	—	565,422	229,457	82,315	—	3,313	1,167,276
Blaise T. Carrig	2013	404,889	—	146,593	608,480	162,572	—	17,612	1,340,146
President—Mountain Division	2012	379,404	—	110,741	481,353	97,057	—	182,556	1,251,111
	2011	376,562	—	384,313	290,474	200,635	—	19,250	1,271,234
Fiona E. Arnold	2013	325,692	—	75,557	260,285	110,337	—	21,280	793,151
Executive Vice President, General Counsel and Secretary	2012	296,858	—	72,994	251,434	63,302	—	24,578	709,166
	2011	282,073	—	456,221	193,700	132,888	—	5,178	1,070,060
Mark L. Schoppet Interim Chief Financial Officer, Senior Vice President, Controller and Chief Accounting Officer	2013	281,890	—	60,257	207,535	88,076	—	13,669	651,427
Jeffrey W. Jones	2013	214,735	—	—	—	—	—	3,044	217,779
Former Chief Financial Officer and President—Lodging, Retail, Real Estate	2012	441,099	—	573,200	1,106,503	130,982	—	21,323	2,273,107
	2011	428,066	—	225,320	431,569	284,706	—	11,814	1,381,475

(1) Amounts shown reflect salary earned during the fiscal year, which differ from base salaries in that year based in part on the timing of previous year annual adjustments, mid-year promotions, service period and other adjustments in any given year.

(2) Awards consist of RSUs. The amounts represent the aggregate grant date fair value of RSUs granted during the applicable fiscal year computed in accordance with FASB ASC Topic 718, and do not represent cash payments made to individuals or amounts realized, or amounts that may be realized. Assumptions used in the calculation of these amounts are included in note 16 to our audited financial statements for fiscal 2013, which are included in our annual report on Form 10-K for fiscal 2013 filed with the SEC on September 27, 2013.

(3) Awards consist of SARs. The amounts represent the aggregate grant date fair value of SARs granted during the applicable fiscal year computed in accordance with FASB ASC Topic 718, and do not represent cash payments made to individuals or amounts realized, or amounts that may be realized. Assumptions used in the calculation of these amounts are included in note 16 to our audited financial statements for fiscal 2013, which are included in our annual report on Form 10-K for fiscal 2013 filed with the SEC on September 27, 2013.

(4) In September 2013, pursuant to the MIP, as more fully described in the CD&A section of this proxy statement, and based upon the attainment of performance targets previously established by the Compensation Committee under the MIP, the Compensation Committee approved 2013 cash MIP awards for its NEOs. Such amounts were paid in October 2013.

(5) All other compensation for fiscal 2013 includes the following:

Name	Fiscal Year	Company Contributions Under 401(k) Savings Plan ($)[a]	Company-paid Supplemental Life Insurance Premiums ($)[b]	Company-paid Supplemental Disability Insurance Premiums ($)[c]	Company paid lodging, ski school privileges and discretionary spending on goods and services ($)[d]	Total ($)
Robert A. Katz	2013	7,650	7,043	1,824	17,046	33,563
Michael Z. Barkin	2013	2,665	648	—	—	3,313
Blaise T. Carrig	2013	4,972	648	11,992	—	17,612
Fiona E. Arnold	2013	4,819	648	1,819	13,994	21,280
Mark L. Schoppet	2013	7,968	648	5,053	—	13,669
Jeffrey W. Jones	2013	—	648	2,396	—	3,044

(a) Consists of Company contributions to the NEO's accounts in the Company's tax-qualified 401(k) plan.

(b) Consists of premiums paid on behalf of the NEO for supplemental life insurance.

(c) Consists of premiums paid on behalf of the NEO for supplemental disability insurance.

(d) In fiscal 2013, our NEOs were entitled to participate in our Perquisite Fund Program, under which certain of the Company's executive officers receive an annual allowance based on executive level to be used at the Company's resorts. For fiscal 2013, annual allowances for NEOs were as follows: CEO—$70,000; President—$40,000; Executive Vice President—$30,000; and Senior Vice President—$20,000. Executives may draw against the account to pay for services or goods at the market rate. Amounts of the fund used by the NEO are taxed as ordinary income, like other compensation. The amounts reported include the amounts used by the NEO towards lodging, ski school privileges and discretionary spending on services or goods at our properties for personal use. In accordance with SEC rules, the value of these benefits is measured on the basis of the estimated aggregate incremental cost to the Company for providing these benefits, and perquisites and personal benefits are not reported for any NEO for whom such amounts were less than $10,000 in the aggregate for the fiscal year. In fiscal 2013, the Company also provided to each NEO benefits relating to the use of one or more of our private clubs, for which the Company incurred no incremental costs. NEOs are responsible for the payment of their individual, non-business related expenditures incurred at such clubs, although these expenses would qualify for reimbursement under the Perquisite Fund Program if within the NEO's allowance under that program.

(6) Mr. Katz's MIP award is paid 50% in cash and 50% in RSUs that vest annually over a three year period. The amount shown in the "Stock Awards" column includes $255,249, $155,920 and $395,395, which represent the aggregate grant date fair value of RSUs, based on the 3,802, 2,965 and 10,444 RSUs granted on September 26, 2013, September 21, 2012 and September 20, 2011, respectively, for 50% payment of Mr. Katz's total MIP award. The amounts reported in the "Non-Equity Incentive Plan Compensation" column for fiscal 2013, 2012 and 2011 reflect only the cash amount paid to Mr. Katz for 50% of Mr. Katz's total MIP award for such fiscal year.

Grants of Plan-Based Awards in Fiscal 2013

The following table shows certain information regarding grants of plan-based awards to the named executive officers during fiscal 2013:

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units(#)[5]	All Other Option/SAR Awards: Number of Securities Underlying Options/SARs (#)[6]	Exercise or Base Price of Option/ SAR Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[7]
		Threshold ($)[2]	Target ($)[3]	Maximum ($)[4]				
Robert A. Katz		11,987	799,150	1,518,385	—	—	—	—
	09/21/12				2,965		n/a	155,920
	09/21/12					100,583	54.07	1,925,159
	09/21/12					100,583	67.59	1,604,298
Michael Z. Barkin		1,227	116,833	288,578	—	—	—	—
	09/21/12				834		n/a	43,852
	09/21/12					7,891	54.07	151,034
	04/08/13				366		n/a	21,601
	04/08/13				8,592[8]		n/a	499,969
	04/08/13					3,651	60.67	78,423
Blaise T. Carrig		2,545	242,376	598,668	—	—	—	—
	09/21/12				2,788		n/a	146,593
	09/21/12					31,791	54.07	608,480
Fiona E. Arnold		1,728	164,500	406,315	—	—	—	—
	09/21/12				1,437		n/a	75,557
	09/21/12					13,599	54.07	260,285
Mark L. Schoppet		1,259	119,893	296,136	—	—	—	—
	09/21/12				1,146		n/a	60,257
	09/21/12					10,843	54.07	207,535
Jeffrey W. Jones	—	3,357	319,685	789,623	—	—	—	—

(1) The estimated possible payouts are based on the parameters applicable to each NEO at the time the Compensation Committee established the relevant performance goals in writing at the beginning of fiscal 2013, as more fully described in the CD&A section of this proxy statement. The actual earned and subsequently paid amounts are reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

(2) The Threshold amount is based on the MIP's minimum target funding level based upon the minimum achievement of VRDC Performance Goals and no achievement of Resort EBITDA targets for fiscal 2013, with the resulting funding applied to the NEO's target percentage of base salary and then paid out at the 70% threshold level for individual performance (other than for Mr. Katz, whose MIP award is tied entirely to corporate performance and payout is 50% cash and 50% RSUs that vest over three years).

(3) The Target amount is based on the MIP's target funding level of 100% upon achievement by the Company of 100% of certain Resort EBITDA targets and VRDC Performance Goals for fiscal 2013, with the resulting funding applied to the NEO's target percentage of base salary and then paid out at the 100% target level for individual performance (other than for Mr. Katz, whose MIP award is tied entirely to corporate performance and payout is 50% cash and 50% RSUs that vest over three years).

(4) The Maximum amount is based on the MIP's maximum funding level of 200% upon achievement by the Company of at least 120% of certain Resort EBITDA targets and maximum achievement of the VRDC Performance Goals for fiscal 2013, with the resulting funding applied to the NEO's target percentage of base salary and then paid out at the 130% maximum level for individual performance (other than for Mr. Katz, whose MIP award is tied entirely to corporate performance and payout is 50% cash and 50% RSUs that vest over three years).

(5) Represents RSUs that, except as set forth in footnote 8 below, vest in three equal annual installments beginning on the first anniversary of the date of grant. The grants were made pursuant to the 2002 Plan.

(6) Represents SARs that vest in three equal annual installments beginning on the first anniversary of the date of grant. The exercise price of each SAR is equal to the closing price of our common stock on the date of grant, except in the case of 50% of the SARs granted to Mr. Katz on September 21, 2012, for which the exercise price was 125% of the closing price of our common stock on the date of grant. Upon the exercise of a SAR, the actual number of shares the Company will issue to the NEO is equal the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (y) the number of SARs exercised, divided by (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations. The grants were made pursuant to the 2002 Plan.

(7) The amounts shown represent the aggregate fair value of the award calculated as of the grant date in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in note 16 to our audited financial statements for fiscal 2013, which are included in our annual report on Form 10-K for fiscal 2013 filed with the SEC on September 27, 2013.

(8) These awards cliff vest in full on the third anniversary of the date of grant.

EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with Messrs. Katz and Carrig, both of which were approved by the Compensation Committee. The Company's other NEOs do not have employment agreements with the Company.

Robert A. Katz, Chairman and Chief Executive Officer

The Company entered into an employment agreement with Mr. Katz on October 15, 2008, as amended on September 30, 2011 and April 11, 2013. The agreement had an initial term through October 15, 2011, and provides for automatic renewal for successive one year periods if neither party provides written notice of non-renewal to the other not less than 60 days prior to the then-current scheduled expiration date. Under the employment agreement, the initial base salary was set at $843,500, subject to annual adjustments by the Compensation Committee, though in no case may the base salary be reduced at any time below the then-current level. As part of the Company-wide wage reduction plan effective April 2, 2009, Mr. Katz waived this requirement and did not take any salary for a twelve month period. Effective April 1, 2010, Mr. Katz's salary was reinstated at 85% of his prior pre-wage reduction salary. Pursuant to the employment agreement, Mr. Katz also participates in the Company's MIP, as more fully described in the CD&A. Under the employment agreement, if the Company achieves specified performance targets for the year under the MIP, Mr. Katz's "target opportunity" will be no less than 100% of his base salary. The agreement provides that Mr. Katz's MIP award is to be paid 50% in cash and 50% in RSUs that vest annually over a three year period. Mr. Katz also receives other benefits and perquisites on the same terms as afforded to senior executives generally, including customary health, disability and insurance benefits, certain membership benefits at the Company's private clubs and participation in the Perquisite Fund Program.

The employment agreement also provides for certain payments in connection with the termination (including constructive termination) of Mr. Katz under certain circumstances, as more fully described under the heading "Potential Payments Upon Termination or Change in Control" below. The September 2011 amendment eliminated his rights to (i) receive cash severance benefits upon his voluntary resignation within six months following a change in control; and (ii) to be eligible to receive tax gross-up payments on severance and other benefits payable in connection with a change in control. The April 2013 amendment eliminated his rights to paid time off in connection with the Company's adoption of a flexible time off policy.

Mr. Katz's employment agreement contains standard provisions for non-competition and non-solicitation of the Company's managerial employees that become effective as of the date of Mr. Katz's termination of employment and that continue for two years thereafter. Mr. Katz is also subject to a permanent covenant to maintain confidentiality of the Company's confidential information.

Blaise T. Carrig, President—Mountain Division

Vail Holdings, Inc., a wholly-owned subsidiary of the Company, entered into an employment agreement with Blaise T. Carrig on October 15, 2008, as amended on April 11, 2013. The agreement had an initial term through October 15, 2011 and provides for automatic renewal for successive one year periods if neither party provides written notice of non-renewal to the other not less than 60 days prior to the then-current scheduled expiration date. Under the employment agreement, the initial base salary was set at $365,000, subject to annual adjustments by the Compensation Committee, though in no case may the base salary be reduced at any time below the then-current level. As part of the Company-wide wage reduction plan effective April 2, 2009, Mr. Carrig waived this requirement and accepted a salary reduction of 10%. Additionally, the agreement provides that Mr. Carrig's base salary would increase to $385,000 effective August 1, 2009; however, consistent with the waiver noted above, this new salary took effect on such date at a 10% reduced level. Pursuant to the employment agreement, Mr. Carrig also participates in the Company's MIP, as more fully described in the CD&A. Under the employment agreement, if the Company achieves specified performance targets for the year under the MIP, Mr. Carrig's "target opportunity" will be no less than 50% of his base salary. Mr. Carrig also receives other benefits and perquisites on the same terms as afforded to senior executives generally, including customary health, disability and insurance benefits, certain membership benefits at the Company's private clubs and participation in the Perquisite Fund Program.

The employment agreement also provides for certain payments in connection with the termination (including constructive termination) of Mr. Carrig under certain circumstances, as more fully described under the heading "Potential Payments Upon Termination or Change in Control" below. The April 2013 amendment eliminated his rights to paid time off in connection with the Company's adoption of a flexible time off policy.

Mr. Carrig's employment agreement contains standard provisions for non-competition and non-solicitation of the Company's managerial employees that become effective as of the date of Mr. Carrig's termination of employment and that continue for one year thereafter. Mr. Carrig is also subject to a permanent covenant to maintain confidentiality of the Company's confidential information.

Outstanding Equity Awards at Fiscal 2013 Year-End

The following table shows certain information regarding outstanding equity awards held by the named executive officers as of July 31, 2013:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)(1)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#)(1)(2)	Option/SAR Exercise Price ($)(3)	Option/SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(4)(5)	Market Value of Shares or Units of Stock That Have Not Vested ($)(6)
Robert A. Katz	5,000 (options)		14.73	11/20/13		
	15,000 (options)		18.73	9/28/14		
	300,000 (SARs)		31.69	2/28/16		
	72,428 (SARs)		60.05	9/25/17		
	113,871 (SARs)		40.09	9/23/18		
	521,262 (SARs)		18.88	3/01/19		
	123,539 (SARs)		35.84	9/22/19		
	72,229 (SARs)	36,115 (SARs)	37.20	9/21/20		
	47,462 (SARs)	94,922 (SARs)	39.65	9/20/21		
	47,462 (SARs)	94,922 (SARs)	49.56	9/20/21		
		100,583 (SARs)	54.07	9/21/22		
		100,583 (SARs)	67.59	9/21/22		
					3,357	224,852
					6,962	466,315
					2,965	198,596
Michael Z. Barkin	486 (SARs)	971 (SARs)	50.11	7/30/22		
		7,891 (SARs)	54.07	9/21/22		
		3,651 (SARs)	60.67	4/08/23		
					1,142	76,491
					834	55,861
					366	24,515
					8,592	575,492
Blaise T. Carrig	17,500 (options)		28.08	9/30/15		
	4,885 (SARs)		16.51	3/10/19		
	20,507 (SARs)		35.84	9/22/19		
	14,073 (SARs)	7,037 (SARs)	37.20	9/21/20		
		20,234 (SARs)	39.65	9/20/21		
	1,951 (SARs)	3,900 (SARs)	41.43	4/15/22		
		31,791 (SARs)	54.07	9/21/22		
					756	50,637
					8,064	540,127
					1,537	102,948
					398	26,658
					2,788	186,740
Fiona E. Arnold	8,108 (SARs)		60.05	9/25/17		
	13,674 (SARs)		35.84	9/22/19		
	9,385 (SARs)	4,692 (SARs)	37.20	9/21/20		
	6,350 (SARs)	12,698 (SARs)	39.65	9/20/21		
		13,599 (SARs)	54.07	9/21/22		
					504	33,758
					10,752	720,169
					1,285	86,069
					1,437	96,250
Mark L. Schoppet	20,000 (options)		34.37	11/8/15		
	8,007 (SARs)		39.72	10/4/16		
	5,798 (SARs)		60.05	9/25/17		
	9,217 (SARs)		40.09	9/23/18		
	3,551 (SARs)		16.51	3/10/19		
	10,000 (SARs)		35.84	9/22/19		
	9,385 (SARs)	4,692 (SARs)	37.20	9/21/20		
	5,063 (SARs)	10,125 (SARs)	39.65	9/20/21		
		10,843 (SARs)	54.07	9/21/22		
					504	33,758
					1,024	68,588
					1,146	76,759
Jeffrey W. Jones	—	—	—	—	—	—

(1) Represents exercisable or unexercisable stock options and SARs that unless otherwise specifically noted in footnote 2 below, generally vest in three equal annual installments beginning on the first anniversary of the date of grant. Upon the exercise of a SAR, the actual number of shares the Company will issue to the NEO is equal the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (y) the number of SARs exercised, divided by (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations.

(2) The grant dates and vesting dates of each unexercisable SAR award as of July 31, 2013 are as follows:

	Number of Unexercisable SARs	Grant Date	Vesting Schedule of Original Total Grant	Vesting Date (date award is vested in full)
Robert A. Katz	36,115	September 21, 2010	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2013
	94,922	September 20, 2011	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 20, 2014
	94,922	September 20, 2011	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 20, 2014
	100,583	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
	100,583	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
Michael Z. Barkin	971	July 30, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	July 30, 2015
	7,891	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
	3,651	April 8, 2013	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	April 8, 2016
Blaise T. Carrig	7,037	September 21, 2010	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2013
	20,234	September 20, 2011	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 20, 2014
	3,900	April 15, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	April 15, 2015
	31,791	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
Fiona E. Arnold	4,692	September 21, 2010	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2013
	12,698	September 20, 2011	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 20, 2014
	13,599	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
Mark L. Schoppet	4,692	September 21, 2010	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2013
	10,125	September 20, 2011	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 20, 2014
	10,843	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
Jeffrey W. Jones	—	—	—	—

(3) The exercise price of each stock option and SAR is equal to the closing price of our common stock on the date of grant, except for the performance-based SARs granted to Mr. Katz with exercise prices of $49.56 and $67.59 which are equal to 125% of the closing price of our common stock on the date of grant.

(4) Represents unvested RSUs that, unless otherwise specifically noted in footnote 5 below, generally vest in three equal annual installments beginning on the first anniversary of the date of grant.

(5) The grant dates and vesting dates of RSUs that have not vested as of July 31, 2013 are as follows:

	Number of Unvested RSUs	Grant Date	Vesting Schedule of Original Total Grant	Vesting Date (date award is vested in full)
Robert A. Katz	3,357	September 21, 2010	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2013
	6,962	September 20, 2011	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 20, 2014
	2,965	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
Michael Z. Barkin	1,142	July 30, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	July 30, 2015
	834	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
	366	April 8, 2013	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	April 8, 2016
	8,592	April 8, 2013	Cliff vest in full on the third anniversary of the date of grant.	April 8, 2016
Blaise T. Carrig	756	September 21, 2010	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2013
	8,064	September 21, 2010	Cliff vest in full on the third anniversary of the date of grant.	September 21, 2013
	1,537	September 20, 2011	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 20, 2014
	398	April 15, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	April 15, 2015
	2,788	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
Fiona E. Arnold	504	September 21, 2010	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2013
	10,752	September 21, 2010	Cliff vest in full on the third anniversary of the date of grant.	September 21, 2013
	1,285	September 20, 2011	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 20, 2014
	1,437	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
Mark L. Schoppet	504	September 21, 2010	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2013
	1,024	September 20, 2011	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 20, 2014
	1,146	September 21, 2012	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 21, 2015
Jeffrey W. Jones	—	—	—	—

(6) The fair market value of these unvested RSU awards was determined based on the last reported closing price of our common stock of $66.98 per share on July 31, 2013, multiplied by the number of units.

Option Exercises and Stock Vested in Fiscal 2013

The following table shows for fiscal 2013 certain information regarding option exercises and stock vested during the last fiscal year with respect to the named executive officers:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise(#)(1)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting(#)(1)	Value Realized on Vesting ($)(3)
Robert A. Katz	5,000	180,325	10,822	585,807
Michael Z. Barkin	—	—	571	38,246
Blaise T. Carrig	60,845	1,309,514	2,482	135,240
Fiona E. Arnold	16,411	441,457	1,652	89,446
Mark L. Schoppet	—	—	1,387	75,093
Jeffrey W. Jones	390,916	9,962,285	8,192	443,900

(1) Represents the aggregate number of shares acquired on vesting or exercise, as applicable. The amounts shown do not reflect amounts withheld by the Company to satisfy tax withholding requirements or to satisfy the exercise price.

(2) The aggregate dollar value realized upon the exercise of options/SARs was computed by multiplying the difference between the closing price of the Company's common stock on the exercise date and the exercise price for the award by the number of awards exercised.

(3) The aggregate dollar value realized on the vesting of RSUs was computed by multiplying the closing price of the Company's common stock on the vesting date by the number of shares vested.

Pension Benefits

The Company does not provide pension benefits or a defined contribution plan to the named executive officers other than the Company's tax-qualified 401(k) plan.

Nonqualified Deferred Compensation for Fiscal 2013

The following table shows for fiscal 2013 certain information regarding nonqualified deferred compensation benefits for the named executive officers:

Name	Executive Contributions in Last FY($)(1)	Registrant Contributions in Last FY($)	Aggregate Earnings in Last FY($)(2)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at Last FYE($)
Robert A. Katz	—	—	—	—	—
Michael Z. Barkin	—	—	—	—	—
Blaise T. Carrig	—	—	214	—	169,054
Fiona E. Arnold	—	—	—	—	—
Mark L. Schoppet	—	—	—	—	—
Jeffrey W. Jones	—	—	1,856	12,191	—

(1) Represents amount deferred, which is reported as compensation to the named executive officer in the Summary Compensation Table.

(2) None of the amounts set forth are reported in the Summary Compensation Table because above-market or preferential earnings are not available under the plan.

On September 15, 2000, Vail Associates, Inc., an indirect wholly-owned subsidiary of the Company, which we refer to in this section of the proxy statement as the Employer, adopted a Deferred Compensation Plan, which we refer to as the Grandfathered Plan, for the benefit of a select group of management or highly compensated employees, or participants. The Grandfathered Plan is not tax qualified. Section 409A of the Internal Revenue Code, enacted as part of the American Jobs Creation Act of 2004, sets forth specific tax requirements related to nonqualified deferred compensation plans, including the Grandfathered Plan. Rules under Section 409A are effective for nonqualified deferrals of compensation after December 31, 2004. As a result, after December 31, 2004, no new contributions were accepted into the Grandfathered Plan.

Effective January 1, 2005, the Employer began operating a new nonqualified deferred compensation plan designed to comply with Section 409A, which we refer to as the Plan. The Plan provides for two classes of participants. Class 1 participants may contribute to the Plan up to 95% of their base pay and up to 95% of any Employer-paid bonus. Class 2 participants may defer only an amount of base pay equal to any 401(k) compliance test refund. Effective January 1, 2007, all participants became eligible to defer up to 80% of their base salary (including an amount of base pay equal to any 401(k) compliance test refund) and 100% of any Employer-paid bonus. Members of the Board may contribute up to 100% of their director fees. All contributions made by participants are 100% vested. The Employer may, on an annual basis, elect to make matching and/or discretionary employer contributions, although to date, the Employer has not made any such contributions. Matching and discretionary contributions vest as determined by the Employer or the Plan's administrative committee, which we refer to in this section of the proxy statement as the Plan Committee. The Employer or the Plan Committee may accelerate the vesting on matching and/or discretionary Employer contributions at any time, and accelerated vesting will generally occur automatically upon a change in control as defined in Section 409A.

Under the Plan, all contributions for a Plan year are allocated among the following two types of accounts at the election of the Participant: Separation from Service accounts and Scheduled Distribution accounts. Separation from Service accounts are generally payable in a lump sum or installments six months following the termination of a Participant's employment. Scheduled Distribution accounts are generally payable as a lump sum at a designated date at least three years from the year of deferral. Participants have limited rights to delay distributions from either type of account, provided that the election to delay a distribution (i) is made at least twelve months prior to the date the distribution would otherwise have been made, and (ii) delays the distribution for at least five years. All accounts are payable immediately upon the Participant's disability or death. Participants generally have the right to receive an early distribution from their accounts only upon an unforeseeable emergency. Participants have the right to designate hypothetical investments for their accounts, and their accounts are credited with gains or losses in accordance with the Participants' selections.

All contributions are placed in a rabbi trust which restricts the Employer's use of and access to the contributions. However, all money in the rabbi trust remains subject to the Employer's general creditors in the event of bankruptcy. The trustee, Wells Fargo Bank, N.A., is entitled to invest the trust fund in accordance with guidelines established by the Employer. Currently, all assets are invested in a Trust-Owned Life Insurance policy. To the extent that the funds in the trust are insufficient to pay Plan benefits, the Employer is required to fund the difference.

The Plan Committee is charged with responsibility to select certain mutual funds, insurance company separate accounts, indexed rates or other methods (the "Measurement Funds") for purposes of crediting or debiting additional amounts to Participants' account balances. Participants may elect one or more of these Measurement Funds for purposes of crediting or debiting additional amounts to his or her account balance. As necessary, the Plan Committee may discontinue, substitute or add a Measurement Fund. Each such action will take effect as of the first day of the first calendar quarter that begins at least thirty (30) days after the day on which the Plan Committee gives Participants advance written notice of such change. Participants can change their Measurement Fund allocation as often as daily. The Measurement Funds are valued daily at their net asset values.

Using the weighted average return methodology, the rate of return for the Plan, as a weighted portfolio, for the prior twelve-month period ended July 31, 2013 was 10.0%. The rate of return of the S&P 500 for that same period was 25.0%. For this purpose, the weighted portfolio is a weighted average percentage allocation based on the Plan sponsor's liability holdings for a given point in time, and the weighted average returns are calculated based on the weights assigned using the returns of the underlying funds. Actual account cash balances were not used in calculating this performance. Additionally, account deposits, withdrawals, transfers, loans and death benefits, as well as the timing of any flows were not considered in this performance calculation. The Plan does not provide for the payment of interest based on above-market rates.

Potential Payments upon Termination or Change-in-Control

The employment agreements with Messrs. Katz and Carrig and the Company's executive severance policy which applies to Mr. Barkin and Ms. Arnold, require us to provide certain compensation in the event of a termination of employment or a change in control of the Company. Each of the employment agreements and the executive severance policy provide that the Company may terminate the executive at any time with or without cause. However, if the executive's employment is terminated without cause or terminated by the executive for good reason, then the executive shall be entitled to receive compensation in the amounts and under the circumstances described below. In addition, the forms of award agreements used with all of our employees provide for the full acceleration of vesting of outstanding stock options, SARs, restricted stock, and RSUs upon a change in control of the Company. In accordance with the employment agreements for Messrs. Katz and Carrig, if the executive breaches the post-employment non-competition or non-solicitation covenants to which he is subject under his employment agreement, then the executive must promptly reimburse the Company for any severance payments received from, or payable by, the Company.

The amounts shown in the tables below are estimates of the value of the payments and benefits each of our named executive officers would have been entitled to receive had a termination event and/or a change in control of the Company occurred, effective as of July 31, 2013. The actual compensation to be paid to a named executive officer can only be determined at the time such named executive officer's employment is terminated and may vary based on factors such as the timing during the year of any such event, the Company's stock price, and any changes to our benefit arrangements and policies. Information is not provided for Messrs. Schoppet and Jones who were not serving as executive officers as of July 31, 2013 and who received no additional compensation upon the end of their service as Interim Chief Financial Officer and Chief Financial Officer, respectively.

Robert A. Katz, Chairman and Chief Executive Officer

Mr. Katz's employment agreement provides that upon (i) the giving of notice of non-renewal by the Company or termination by the Company without cause or (ii) termination by Mr. Katz for good reason, Mr. Katz is entitled to receive certain benefits so long as he has executed a release in connection with his termination, including: (a) two years of then-current base salary payable in a lump sum, (b) a prorated MIP award (provided that performance targets are met) for the portion of the Company's fiscal year through the effective date of the termination or non-renewal, payable in lump sum, (c) one year's COBRA premiums for continuation of health and dental coverage, payable in a lump sum, and (d) full vesting of any RSUs, SARs or other equity awards held by Mr. Katz. If, within twelve months of the consummation of a change in control, (i) the Company terminates Mr. Katz without cause or gives notice of non-renewal of his agreement or (ii) Mr. Katz terminates for good reason, Mr. Katz is entitled to receive, so long as he has executed a release in connection with his termination: (a) two years of then-current base salary payable in a lump sum, (b) a prorated MIP award (provided that performance targets are met) for the portion of the Company's fiscal year through the effective date of the termination or non-renewal, payable in lump sum, (c) an amount equal to the cash MIP award paid to Mr. Katz in the prior year, payable in lump sum, and (d) to the extent not already vested, full vesting of any RSUs, SARs or other equity awards held by Mr. Katz.

The following table describes the estimated potential compensation to Mr. Katz upon termination or a change in control of the Company:

Executive Benefits and Payments(1)	Termination without Cause or Resignation for Good Reason	Change in Control	Termination following Change in Control(2)
Base Salary	$1,598,300	—	$1,598,300
SAR/RSU Acceleration	$7,511,553	$7,511,553	—
MIP Award	$ 799,150	—	$ 955,069
Health Insurance	$ 21,565	—	—
Total	**$9,930,568**	**$7,511,553**	**$2,553,369**

(1) Assumes the following: (a) base salary equal to $799,150 is in effect as of the assumed termination or change in control date of July 31, 2013; (b) executive's unvested RSUs and SARs at July 31, 2013 would be subject to accelerated vesting on that date (when the last reported closing price per share of our common stock was $66.98); and (c) all Company targets under the MIP are met and executive's pro rata MIP award payable as of the termination date is the Target amount indicated under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards Table above.

(2) Benefits triggered upon termination without cause or resignation for good reason would apply in the same manner following a change in control when the new owners are bound by the terms of the employment agreement, except that equity awards would have already accelerated in full upon the change in control event.

Michael Z. Barkin, Executive Vice President and Chief Financial Officer

Pursuant to the Company's executive severance policy, Mr. Barkin is entitled to receive severance payments upon certain terminations of employment. In addition, Mr. Barkin is entitled to receive payments upon a termination occurring within a certain period of time following a change in control.

The following table describes the estimated potential compensation to Mr. Barkin upon termination or a change in control of the Company:

Executive Benefits and Payments(1)	Termination without Cause or Resignation for Good Reason	Change in Control	Termination following Change in Control(2)
Base Salary	$330,000	—	$330,000
SAR/RSU Acceleration	—	$873,651	—
MIP Award	—	—	—
Health Insurance	—	—	—
Total	**$330,000**	**$873,651**	**$330,000**

(1) Assumes the following: (a) base salary equal to $330,000 is in effect as of the assumed termination or change in control date of July 31, 2013; (b) executive's unvested SARs and RSUs at July 31, 2013 would be subject to accelerated vesting on that date (when the last reported closing price per share of our common stock was $66.98); and (c) MIP award payable under the executive severance policy upon a termination following a change in control is equal to the most recent MIP award paid to the executive.

(2) Benefits triggered upon termination without cause or resignation for good reason would apply in the same manner following a change in control pursuant to the Company's executive severance

policy when the new owners are bound by the terms of the executive severance policy, except that equity awards would have already accelerated in full upon the change in control event.

Blaise T. Carrig, President—Mountain Division

Mr. Carrig's employment agreement provides that upon (i) the giving of notice of non-renewal by Vail Holdings or termination by Vail Holdings without cause or (ii) termination by Mr. Carrig for good reason, Mr. Carrig is entitled to receive certain benefits so long as he has executed a release in connection with his termination, including: (a) one year of then-current base salary payable in a lump sum, (b) a prorated MIP award (provided that performance targets are met) for the portion of the Company's fiscal year through the effective date of the termination or non-renewal, payable in lump sum, and (c) one year's COBRA premiums for continuation of health and dental coverage, payable in a lump sum. If, within twelve months of the consummation of a change in control, (i) Vail Holdings terminates Mr. Carrig without cause or gives notice of non-renewal of his agreement or (ii) Mr. Carrig terminates for good reason, Mr. Carrig is entitled to receive, so long as he has executed a release in connection with his termination: (a) one year of then-current base salary payable in a lump sum, (b) a prorated MIP award (provided that performance targets are met) for the portion of the Company's fiscal year through the effective date of the termination or non-renewal, payable in lump sum, (c) an amount equal to the cash MIP award paid to Mr. Carrig in the prior year, payable in lump sum, and (d) to the extent not already vested, full vesting of any RSUs, SARs or other equity awards held by Mr. Carrig.

The following table describes the estimated potential compensation to Mr. Carrig upon termination or a change in control of the Company:

Executive Benefits and Payments[(1)]	Termination without Cause or Resignation for Good Reason	Change in Control	Termination following Change in Control[(2)]
Base Salary	$403,960	—	$403,960
SAR/RSU Acceleration	—	$2,179,734	—
MIP Award	$242,376	—	$339,433
Health Insurance	$ 21,565	—	—
Total	**$667,901**	**$2,179,734**	**$743,393**

(1) Assumes the following: (a) base salary equal to $403,960 is in effect as of the assumed termination or change in control date of July 31, 2013; (b) executive's unvested SARs and RSUs at July 31, 2013 would be subject to accelerated vesting on that date (when the last reported closing price per share of our common stock was $66.98); and (c) all Company performance and individual targets under the MIP are met and executive's pro rata MIP award payable as of the termination date is the Target amount indicated under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards Table above.

(2) Benefits triggered upon termination without cause or resignation for good reason would apply in the same manner following a change in control when the new owners are bound by the terms of the employment agreement, except that equity awards would have already accelerated in full upon the change in control event.

Fiona E. Arnold, Executive Vice President, General Counsel and Secretary

Pursuant to the Company's executive severance policy, Ms. Arnold is entitled to receive severance payments upon certain terminations of employment. In addition, Ms. Arnold is entitled to receive payments upon a termination occurring within a certain period of time following a change in control.

The following table describes the estimated potential compensation to Ms. Arnold upon termination or a change in control of the Company:

Executive Benefits and Payments[1]	Termination without Cause or Resignation for Good Reason	Change in Control	Termination following Change in Control[2]
Base Salary	$329,000	—	$329,000
SAR/RSU Acceleration	—	$1,598,574	—
MIP Award	—	—	$ 63,302
Health Insurance	—	—	—
Total	**$329,000**	**$1,598,574**	**$392,302**

(1) Assumes the following: (a) base salary equal to $329,000 is in effect as of the assumed termination or change in control date of July 31, 2013; (b) executive's unvested SARs and RSUs at July 31, 2013 would be subject to accelerated vesting on that date (when the last reported closing price per share of our common stock was $66.98); and (c) MIP award payable under the executive severance policy upon a termination following a change in control is equal to the most recent MIP award paid to the executive.

(2) Benefits triggered upon termination without cause or resignation for good reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy, except that equity awards would have already accelerated in full upon the change in control event.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the Company's equity compensation plans as of July 31, 2013:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1][2]	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(in thousands)		(in thousands)
Equity compensation plans approved by security holders	3,068	$37.63	2,242
Equity compensation plans not approved by security holders	—	—	—
Total	3,068	$37.63	2,242

(1) Includes 315,000 RSUs that are not included in the calculation of the Weighted-Average Exercise Price in column (b).

(2) Includes the gross number of shares underlying outstanding SARs. Upon the exercise of a SAR, the actual number of shares we will issue to the participant is equal the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (y) the number of SARs exercised, divided by (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations.

PROPOSAL 2. RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Selection of Independent Registered Public Accounting Firm

The Audit Committee has appointed PricewaterhouseCoopers LLP to serve as the independent registered public accounting firm for the year ending July 31, 2014, and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the annual meeting. PricewaterhouseCoopers LLP has been the Company's independent registered public accounting firm since 2002. PricewaterhouseCoopers LLP expects to have a representative at the 2013 annual meeting who will have the opportunity to make a statement and who will be available to answer appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. However, the Audit Committee is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP. It is understood that even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a new independent accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders.

Fees Billed to Vail Resorts by PricewaterhouseCoopers LLP during Fiscal 2013 and Fiscal 2012

Audit Fees. Audit fees (including expenses) billed (or billable) to the Company by PricewaterhouseCoopers LLP for the audit of our annual financial statements included in our Form 10-K and the review of the financial statements included in our Forms 10-Q with respect to fiscal 2013 and fiscal 2012 were $1,900,020 and $1,603,405, respectively. For both fiscal years, such fees included fees for PricewaterhouseCoopers LLP's examination of the effectiveness of the Company's internal control over financial reporting. Fiscal 2012 audit fees have been revised to reflect an additional $30,000 of fees related to fiscal 2012 services which were billed in fiscal 2013.

Audit-Related Fees. There were no audit related fees billed by PricewaterhouseCoopers LLP with respect to fiscal 2013 and fiscal 2012.

Tax Fees. There were no tax fees billed by PricewaterhouseCoopers LLP with respect to fiscal 2013 and fiscal 2012.

All Other Fees. All other fees (including expenses) billed by PricewaterhouseCoopers LLP with respect to fiscal 2013 and fiscal 2012 were $3,704 for each year. Such fees were for access to a research database.

The Audit Committee determined that the provision of services other than audit services by PricewaterhouseCoopers LLP was compatible with maintaining PricewaterhouseCoopers LLP's independence.

The Audit Committee has the sole authority to approve all audit engagement fees and terms and pre-approve all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. The Audit Committee has delegated authority to the Chairman of the Audit Committee to pre-approve services between Audit Committee meetings, which must be reported to the full Audit Committee at its next meeting. Fees for permissible non-audit services that are not pre-approved must be less than 5% of total fees paid. For fiscal 2013 and fiscal 2012, all of the fees included under the heading "All Other Fees" above were pre-approved by the Audit Committee.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JULY 31, 2014.

PROPOSAL 3. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

We are asking stockholders to approve an advisory resolution, commonly referred to as a "say-on-pay" resolution, approving our executive compensation as reported in this proxy statement. As described in the CD&A of this proxy statement, our executive compensation program is designed to incentivize achievement of short- and long-term Company and individual performance. We believe this compensation approach aligns the interests of our executive officers with those of our stockholders.

The Compensation Committee has structured our executive compensation program to achieve the following key objectives:

- *Emphasizing Pay for Performance.* Emphasize pay for performance by tying annual and long-term compensation incentives to achievement of specified performance objectives or overall stock performance.
- *Attracting, Retaining and Motivating.* Attract, retain and motivate talented executives who will determine our long-term success through a program competitive with compensation paid by companies in the same market for executive talent.
- *Rewarding Contributions and Creating Long-Term Value.* Recognize and reward contributions of all employees, including executive officers, in achieving strategic goals and business objectives, while aligning the program with stockholder interests.

We encourage stockholders to read the CD&A, which describes in more detail how our executive compensation program operates and is designed to achieve our compensation objectives, including through the use of annual incentive awards, long-term equity awards, a high percentage of compensation that is variable or "at-risk" and performance-based stock awards for our CEO. The Compensation Committee and the Board believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement has supported and contributed to the Company's recent and long-term success and is aligned with the interests of our stockholders.

At the 2012 annual meeting, we submitted a "say-on-pay" resolution to our stockholders. Our stockholders approved this proposal with approximately 99.8% of the votes cast on the proposal voting in favor of the resolution. Because our Board views the annual advisory vote as a good corporate governance practice, and because at our 2011 annual meeting approximately 91.7% of the votes cast on the frequency proposal were in favor of an annual advisory vote, we are again asking stockholders to approve the compensation of our NEOs as disclosed in this proxy statement.

Accordingly, the Board unanimously recommends that stockholders approve the following advisory resolution at the annual meeting:

"RESOLVED, that the compensation paid to the named executive officers of Vail Resorts, Inc., as disclosed pursuant to the rules of the Securities and Exchange Commission, including the CD&A, compensation tables and related narrative discussion, is hereby APPROVED."

Although this vote is advisory and is not binding on the Company, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF EXECUTIVE COMPENSATION.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

The deadline for stockholders to submit proposals pursuant to Rule 14a-8 of the Exchange Act for inclusion in the Company's proxy statement and proxy for the 2014 annual meeting of stockholders is June 27, 2014.

If you wish to nominate a director or submit a proposal for consideration at the Company's 2014 annual meeting of stockholders that is not to be included in next year's proxy materials, your proposal or nomination must be submitted in writing to the Secretary of the Company not later than September 7, 2014 nor earlier than August 8, 2014. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. Such notices must be in accordance with the procedures described in our Bylaws. You can obtain a copy of our Bylaws by writing the Secretary at the address shown on the cover of this proxy statement.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Company stockholders may be "householding" our proxy materials to the extent such stockholders have given their prior express or implied consent in accordance with SEC rules. A single Notice of Internet Availability of Proxy Materials, proxy statement and annual report (if you requested one) will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, proxy statement and annual report, please notify your broker to discontinue householding and direct your written request to receive a separate Notice of Internet Availability of Proxy Materials, proxy statement and annual report to the Company at: Vail Resorts, Inc., Attention: Investor Relations, 390 Interlocken Crescent, Broomfield, Colorado, 80021, or by calling (303) 404-1800. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials, proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

OTHER MATTERS

At the date of this proxy statement, the Board has no knowledge of any business other than that described herein which will be presented for consideration at the meeting. In the event any other business is presented at the meeting, the persons named in the enclosed proxy will vote such proxy thereon in accordance with their judgment in the best interests of the Company.

Fiona E. Arnold
Executive Vice President,
General Counsel and Secretary

October 25, 2013

A copy of the Company's annual report on Form 10-K for the fiscal year ended July 31, 2013 is available without charge upon written request to: Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, CO 80021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended July 31, 2013

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number: 001-09614

Vail Resorts, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**51-0291762**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
390 Interlocken Crescent **Broomfield, Colorado**	**80021**
(Address of principal executive offices)	(Zip Code)

(303) 404-1800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer	☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of $52.85 per share as reported on the New York Stock Exchange Composite Tape on January 31, 2013 (the last business day of the registrant's most recently completed second fiscal quarter) was $1,881,908,432.

As of September 20, 2013, 35,964,133 shares of Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of July 31, 2013 are incorporated by reference herein into Part III, Items 10 through 14, of this Annual Report.

Table of Contents

PART I

Item 1.	Business.	3
Item 1A.	Risk Factors.	20
Item 1B.	Unresolved Staff Comments.	28
Item 2.	Properties.	29
Item 3.	Legal Proceedings.	31
Item 4.	Mine Safety Disclosures.	32

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.	33
Item 6.	Selected Financial Data.	34
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations.	37
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk.	58
Item 8.	Financial Statements and Supplementary Data.	F- 1
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.	59
Item 9A.	Controls and Procedures.	59
Item 9B.	Other Information.	59

PART III

Item 10.	Directors, Executive Officers and Corporate Governance.	59
Item 11.	Executive Compensation.	59
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.	60
Item 13.	Certain Relationships and Related Transactions, and Director Independence.	60
Item 14.	Principal Accounting Fees and Services.	60

PART IV

Item 15.	Exhibits, Financial Statement Schedules.	61

FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 10-K (this "Form 10-K") contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements include, but are not limited to:

- *prolonged weakness in general economic conditions, including adverse effects on the overall travel and leisure related industries;*
- *unfavorable weather conditions or natural disasters;*
- *adverse events that occur during our peak operating periods combined with the seasonality of our business;*
- *competition in our mountain and lodging businesses;*
- *our ability to grow our resort and real estate operations;*
- *our ability to successfully initiate, complete and sell our real estate development projects and achieve the anticipated financial benefits from such projects;*
- *further adverse changes in real estate markets;*
- *continued volatility in credit markets;*
- *our ability to obtain financing on terms acceptable to us to finance our future real estate development, capital expenditures and growth strategy;*
- *our reliance on government permits or approvals for our use of Federal land or to make operational and capital improvements;*
- *demand for planned summer activities and our ability to successfully obtain necessary approvals and construct the planned improvements;*
- *adverse consequences of current or future legal claims;*
- *our ability to hire and retain a sufficient seasonal workforce;*
- *willingness of our guests to travel due to terrorism, the uncertainty of military conflicts or outbreaks of contagious diseases, and the cost and availability of travel options;*
- *negative publicity which diminishes the value of our brands;*
- *our ability to integrate and successfully realize anticipated benefits from the lease of Canyons Resort operations or future acquisitions;*
- *the outcome of pending litigation regarding the ski terrain of Park City Mountain Resort;*
- *adverse consequences on lease payment obligations for Canyons due to increases in the consumer price index, or CPI; and*
- *implications arising from new Financial Accounting Standards Board ("FASB")/governmental legislation, rulings or interpretations.*

All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this Form 10-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Actual results may differ materially from those suggested by the forward-looking statements that we make for a number of reasons including those described in Part I, Item 1A, "Risk Factors" of this Form 10-K. All forward-looking statements are made only as of the date hereof. Except as may be required by law, we do not intend to update these forward-looking statements, even if new information, future events or other circumstances have made them incorrect or misleading.

PART I

ITEM 1. BUSINESS

General

Vail Resorts, Inc., together with its subsidiaries, is referred to throughout this document as "we," "us," "our" or the "Company."

Vail Resorts, Inc., a Delaware corporation, was organized as a holding company in 1997 and operates through various subsidiaries. Our operations are grouped into three business segments: Mountain, Lodging and Real Estate, which represented approximately 77%, 19% and 4%, respectively, of our net revenue for our fiscal year ended July 31, 2013 ("Fiscal 2013").

Our Mountain segment operates eight world-class ski resort properties and two urban ski areas as well as ancillary services, primarily including ski school, dining and retail/rental operations. Our Lodging segment owns and/or manages a collection of luxury hotels under our RockResorts brand, as well as other strategic lodging properties and a large number of condominiums located in proximity to our ski resorts, certain National Park Service concessionaire properties including Grand Teton Lodge Company ("GTLC"), which operates destination resorts at Grand Teton National Park, Colorado Mountain Express ("CME"), a Colorado resort ground transportation company, and mountain resort golf courses. Collectively, the Mountain and Lodging segments are considered the Resort segment. Our Real Estate segment owns and develops real estate in and around our resort communities. Financial information by segment is presented in Note 13, Segment Information, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Mountain Segment

Our portfolio of world-class ski resorts and urban ski areas currently includes:

- Vail Mountain ("Vail Mountain") - the single most visited ski resort in the United States for the 2012/2013 ski season and the single largest ski mountain in the United States. Vail Mountain offers some of the most expansive and varied terrain in North America with approximately 5,300 skiable acres including seven world renowned back bowls and the resort's rustic Blue Sky Basin.

- Breckenridge Ski Resort ("Breckenridge") - the second most visited ski resort in the United States for the 2012/2013 ski season and host of the highest chairlift in North America, the Imperial Express SuperChair, reaching 12,840 feet and offering above tree line expert terrain. Breckenridge is well known for its historic town, vibrant nightlife and progressive and award-winning pipes and parks.

- Keystone Resort ("Keystone") - the fourth most visited ski resort in the United States for the 2012/2013 ski season and home to the highly renowned A51 Terrain Park as well as the largest area of night skiing in Colorado. Keystone also offers guests a unique skiing opportunity through guided snow cat ski tours accessing five bowls. Keystone is a premier destination for families with its "Kidtopia" program focused on providing activities for kids on and off the slopes.

- Beaver Creek Resort ("Beaver Creek") - the fifth most visited ski resort in the United States for the 2012/2013 ski season. Beaver Creek is a European -style resort with multiple villages and also includes a world renowned children's ski school program focused on providing a first-class experience with unique amenities such as a dedicated children's gondola. Beaver Creek also annually hosts the only North American men's World Cup downhill races.

- Heavenly Mountain Resort ("Heavenly") - the sixth most visited ski resort in the United States for the 2012/2013 ski season and the second largest ski resort in the United States with over 4,800 skiable acres. Heavenly, located near the South Shore of Lake Tahoe, straddles the border of California and Nevada and offers unique and spectacular views of Lake Tahoe. Heavenly boasts the largest snowmaking capacity in the Lake Tahoe region and offers great nightlife including its proximity to several casinos.

- Northstar Resort ("Northstar") - Northstar is located near the North Shore of Lake Tahoe and offers over 3,000 skiable acres. Northstar is host to a modern base area village featuring unique shops and restaurants, a conference center, a 9,000 square-foot skating rink and on-site lodging and is the premier luxury resort destination near Lake Tahoe.

- Kirkwood Mountain Resort ("Kirkwood") - Kirkwood is located southwest of South Lake Tahoe and offers a unique location atop the Sierra Crest with elevations ranging 7,800 to 9,800 feet. Kirkwood is recognized by skiers and snowboarders as offering some of the best high alpine advanced terrain in North America with 2,000 feet of vertical drop and over 2,300 acres of terrain.

- Canyons Resort ("Canyons") - Canyons (transaction entered into in May 2013) is the largest ski resort in Utah offering over 4,000 skiable acres and features a modern base area located less than 35 miles from the Salt Lake City International Airport. The resort has benefited from $75 million in recent resort improvements and offers guests an outstanding ski experience and is adjacent to the historic downtown of Park City and all of its distinctive restaurants and nightlife.

- Urban ski areas - Afton Alps Ski Area ("Afton Alps") (acquired in December 2012) is the largest ski area near a major city in the Midwest (33 miles from the Minneapolis-St. Paul metropolitan area) and offers 48 trails on 300 skiable acres, with night skiing, riding and tubing. Mount Brighton Ski Area ("Mt. Brighton") (acquired in December 2012) is located 43 miles from Detroit and offers 26 trails on 130 skiable acres offering night skiing and riding.

Vail Mountain, Beaver Creek, Breckenridge and Keystone, all located in the Colorado Rocky Mountains, Heavenly, Northstar and Kirkwood, located in the Lake Tahoe region of California/Nevada, and Canyons, located in Utah, are year-round mountain resorts that provide a comprehensive resort experience to a diverse clientele with an attractive demographic profile. Each resort offers a broad complement of winter and summer recreational activities, including skiing, snowboarding, snowshoeing, snowtubing, sightseeing, mountain biking, guided hiking, children's activities and other recreational activities.

Our Mountain segment derives revenue through the sale of lift tickets and season passes as well as a comprehensive offering of amenities available to guests, including ski and snowboard lessons, equipment rentals and retail merchandise sales, a variety of dining venues, private club operations and other recreational activities. In addition to providing extensive guest amenities, we also lease some of our owned and leased commercial space to third party operators to add unique restaurants and retail stores to the mix of amenities at the base of our resorts.

Ski Industry/Market

There are approximately 760 ski areas in North America and approximately 478 in the United States, ranging from small ski area operations that service day skiers to large resorts that attract both day skiers and destination resort guests looking for a comprehensive vacation experience. One of the primary ski industry statistics for measuring performance is "skier visit," which represents a person utilizing a ticket or pass to access a mountain resort for any part of one day, and includes both paid and complimentary access. During the 2012/2013 ski season, combined skier visits for all ski areas in the United States were approximately 56.9 million and all North American skier visits were approximately 75.5 million. Our ski resorts and ski areas had approximately 7.0 million skier visits during the 2012/2013 ski season, or approximately 12.3% of United States skier visits, and an approximate 9.3% share of the North American market's skier visits. Our principal markets are Colorado and the Lake Tahoe region.

Our Colorado ski resorts appeal to both day skiers and destination guests due to the resorts' proximity to Colorado's Front Range (Denver/Colorado Springs/Boulder metropolitan areas), accessibility from several airports, including Denver International Airport and Eagle County Airport, and the wide range of amenities available at each resort. Colorado has 29 ski areas, six of which are considered "Front Range Destination Resorts," including all of our Colorado resorts, catering to both the Colorado Front Range and destination-skier markets. All Colorado ski resorts combined recorded approximately 11.5 million skier visits for the 2012/2013 ski season with skier visits at our Colorado ski resorts totaling 5.0 million, or approximately 43.5% of all Colorado skier visits for the 2012/2013 ski season.

Lake Tahoe, which straddles the border of California and Nevada, is a major skiing destination less than 100 miles from Sacramento and Reno and approximately 200 miles from San Francisco, drawing skiers from the entire California market and making it a convenient destination for both day skiers and destination guests. Heavenly located near the South Shore of Lake Tahoe, Northstar, located near the North Shore of Lake Tahoe, and Kirkwood, located about 35 miles southwest of South Lake Tahoe are popular year-round vacation destinations, featuring extensive summer attractions in addition to their winter sports offerings. Heavenly, Northstar and Kirkwood are proximate to both the Reno/Tahoe International Airport and the Sacramento International Airport. California and Nevada have 33 ski areas. Our Lake Tahoe resorts had 1.7 million skier visits for the 2012/2013 ski season, capturing approximately 25.0% of California's and Nevada's approximately 6.8 million total skier visits for the 2012/2013 ski season.

Competition

There are significant barriers to entry for new ski areas due to the limited private lands on which ski areas can be built, the difficulty in obtaining the appropriate governmental approvals to build on public lands and the significant capital needed to construct the necessary infrastructure. As such, there have been virtually no new major resorts in North America for more than 30 years, which has and should continue to allow the best positioned resorts, including all of our resorts, to capture a majority of future industry growth. Our resorts compete with other major destination ski resorts, including Aspen/Snowmass, Copper Mountain, Deer Valley, Squaw Valley USA, Steamboat, Whistler Blackcomb and Winter Park, as well as other ski areas in Colorado, California, Nevada, Utah, the Pacific Northwest and Southwest, and other destination ski areas worldwide and non-ski related vacation options and destinations.

While the ski industry has performed well in recent years in terms of number of skier visits, with the eight best seasons occurring in the past 10 years for United States visitation, a particular ski area's growth is also largely dependent on either attracting skiers away from other resorts, generating more revenue per skier visit and/or generating more visits from each skier. Better capitalized ski resorts, including our mountain resorts, are expanding their offerings as well as enhancing the quality and experience by adding new high speed chairlifts, gondolas, terrain parks, state of the art grooming machines, expanded terrain, on-mountain dining venues as well as amenities at the base areas of the resorts, including dining, retail and lodging, all of which are aimed at increasing guest visitation and revenue per skier visit.

Summer tourism in Colorado and Lake Tahoe exceeds winter tourism which provides for a strong summer business opportunity. Our mountain resorts offer non-ski season attractions such as sightseeing, mountain biking, guided hiking, 4x4 Jeep tours, zip line tours, alpine slide and coaster, children's activities and other recreational activities. In the fall of 2011, the Ski Area Recreational Opportunities Enhancement Act was enacted into law which will allow our ski resorts on Forest Service land to offer more summer-season recreational opportunities. We have a new comprehensive summer activities plan for Vail Mountain, which will include a number of new activities, including zip lines, ropes courses, tubing, mountain excursions, canopy tours and Forest Flyers. Similar plans have been submitted for Breckenridge and Heavenly with smaller scale improvements planned for Beaver Creek, Keystone and Northstar. We believe these new activities are already popular with summer travelers and will introduce a new guest demographic to our mountain resorts.

We believe that we invest more in capital improvements than the vast majority of our competitors and that we can also create operating synergies by operating multiple resorts, thus enhancing our profitability. Additionally, through our sales of season passes, we provide our guests with a strong value option, in return for guests committing to ski at our resorts prior to, or very early into the ski season, which we believe attracts more guests to our resorts. All of our mountain resorts, with the exception of Kirkwood, typically rank in the 25 most visited ski resorts in the United States. Additionally, most of our mountain resorts consistently rank in the top 25 ranked ski resorts in North America according to industry surveys, which we attribute to our resorts' ability to provide a high-quality experience.

The ski industry statistics stated in this section have been derived from data published by Colorado Ski Country USA, Canadian Ski Council, Kottke National End of Season Survey 2012/2013 (the "Kottke Survey") and other industry publications.

All of our ski resorts maintain the distinction of competing effectively as both market leaders and quality leaders. The following factors contribute directly to each resort's success:

Exceptional mountain experience --

- World-Class Mountain Resorts and Integrated Base Resort Areas

  All eight of our mountain resorts offer a multitude of skiing and snowboarding experiences for the beginner, intermediate, advanced and expert levels. Each resort is also fully integrated into expansive resort base areas offering a broad array of lodging, dining, retail, nightlife and other amenities to the resort's guests, some of which we own or manage.

- Snow Conditions

  Our mountain resorts are located in areas that generally receive significantly higher than average snowfall compared to most other ski resort locations in the United States. Our resorts in the Colorado Rocky Mountains, the Sierra Nevada Mountains, and in the Wasatch Range of the Rocky Mountains in Utah all receive average yearly snowfall between 20 and 39 feet. Even in these abundant snowfall areas, we have significant snowmaking systems that can help provide a more consistent experience, especially in the early season. Additionally, we provide several hundred acres of groomed terrain at each of our mountain resorts with extensive fleets of snow grooming equipment.

- Lift Service

  We systematically upgrade our lifts to streamline skier traffic and maximize guest experience. In the past several years, we have installed several high-speed chairlifts and gondolas across our mountain resorts, including a state-of-the-art ten passenger gondola at Vail; an eight-passenger gondola at Keystone with a mid-station feature; an eight-passenger gondola at Breckenridge with two mid-station features; an eight-passenger gondola at Beaver Creek; a four-passenger high-speed chairlift servicing Vail Mountain's back bowls; and high speed chairlifts at both Beaver Creek and Northstar. Additionally, for the 2013/2014 ski season we expect to have installed a new high-speed, six person chairlift and a new fixed-grip chairlift to access the Peak 6 area in Breckenridge and a new high-speed, six person chairlift to replace Vail's Chair 4.

- Terrain Parks

  Our mountain resorts and Urban ski areas are committed to leading the industry in terrain park design, education and events for the growing segment of freestyle skiers and snowboarders. Each of our mountain resorts have multiple terrain parks that include progressively-challenging features. These park structures, coupled with freestyle ski school programs, promote systematic learning from basic to professional skills.

Extraordinary service and amenities --

- Commitment to the Guest Experience

  Our mission is to provide quality service at every level of the guest experience. Prior to arrival at our mountain resorts, guests can receive personal assistance through our full-service, in-house travel center (or for certain items through our comprehensive websites) to book desired lodging accommodations, lift tickets, ski school lessons, equipment rentals and air and ground travel. On-mountain ambassadors engage guests and answer questions and all personnel, from lift operators to ski patrol, convey a guest-oriented culture. In addition, we introduced our ski and snowboard application EpicMix during the 2010/2011 ski season which, through the use of radio frequency technology, captures a guest's activity on the slopes (e.g. days and vertical feet skied, chairlifts ridden) and allows a guest to share his or her experience and accomplishments with family and friends on social networks like Facebook and Twitter. During the 2011/2012 ski season, we launched the second generation of EpicMix with EpicMix Photo, which included professional photos and numerous other improvements in functionality and new features to the website and mobile application. The added capabilities of EpicMix Photo allow guests to take and share photos on social networks. During the 2012/2013 ski season, we launched the third generation of EpicMix with EpicMix Racing. EpicMix Racing allows our guests a new way to experience ski racing at our resorts and compare their race times to ski racing great, Lindsey Vonn, as well as compete against racers from around our world-class resorts and track and share all of their accomplishments. For the 2013/2014 ski season, we plan to launch our fourth generation of EpicMix with EpicMix Academy. EpicMix Academy will allow our ski school instructors to certify the attainment of certain skills and ski levels for any of the students in their classes and allow students to earn permanent recognition and review their accomplishments.

  We also solicit guest feedback through a variety of surveys and results which are utilized to ensure high levels of customer satisfaction, to understand trends, and to develop future resort programs and amenities.

- Season Pass Products

  We offer a variety of season pass products for all of our ski resorts and Urban ski areas, marketed towards both out-of-state and international ("Destination") guests and in-state and local ("In-State") guests. Our season pass products are available for purchase predominately during the period prior to the start of the ski season. Our season pass products provide a value option to our guests, which in turn assists us in developing a loyal base of customers who commit to ski at our resorts/areas generally in advance of the ski season and typically ski more days each season than those guests who do not buy season passes. As such, our season pass program drives strong customer loyalty; mitigates exposure to many weather sensitive guests; and generates additional ancillary spending. In addition, our season pass products attract new guests to our resorts/areas. Sales of season pass products are a key component of our overall Mountain revenue and also create strong synergies among our resorts. Our season pass product offerings range from providing access to a combination of our resorts to our Epic Season Pass that allows pass holders unlimited and unrestricted access to all of our ski resorts/areas and access to ski resorts in Austria, France and Switzerland. For the 2013/2014 ski season, in addition to the Epic Season Pass, we are providing value options to our guests by offering various pass products such as Epic Local Season Pass that allows pass holders access to all of our resorts/areas with certain restrictions; the Summit Value Pass which provides access to Breckenridge and Keystone; the Tahoe Local Pass which provides unlimited access to Heavenly, Northstar, and Kirkwood; and the Tahoe Value Pass which provides access to Heavenly, Kirkwood and Northstar with certain restrictions. Season pass products generated approximately 38% of our total lift revenue for the 2012/2013 ski season.

- Premier Ski Schools

Our resorts are home to some of the highest quality and most widely recognized ski and snowboard schools in the industry. Through a combination of outstanding training and abundant work opportunities, the schools have become home to many of the most experienced and credentialed professionals in the business. We complement our instructor staff with state-of-the-art facilities and extensive learning terrain, all with a keen attention to guest needs, including offering a wide variety of adult and child group and private lesson options with a goal of creating lifelong skiers and riders and showcasing to our guests all the terrain our resorts have to offer.

- On-Mountain Activities

We are a ski industry leader in providing comprehensive destination vacation experiences, including on-mountain activities designed to appeal to a broad range of interests. In addition to our exceptional ski experiences, guests can choose from a variety of non-ski related activities including snowtubing, snowshoeing, guided snowmobile and scenic cat tours, backcountry expeditions, horse-drawn sleigh rides and high altitude dining. During the summer, on-mountain recreational activities provide guests with a wide array of options including scenic chairlift and gondola rides, mountain biking, horseback riding, hiking, 4x4 Jeep tours, zip lines, and an alpine slide and an alpine coaster.

- Dining

Our resorts provide a variety of quality on-mountain and base village dining venues, ranging from top-rated fine dining restaurants to trailside express food service outlets. We operate approximately 124 of such dining options at our eight mountain resorts and two ski areas.

- Retail/Rental

We have approximately 180 retail/rental locations, including an online retail presence, specializing in sporting goods including ski, snowboard, golf and cycling equipment. In addition to providing a major retail/rental presence at each of our ski resorts, we also have retail/rental locations throughout the Colorado Front Range and at other Colorado, California and Utah ski resorts, as well as the San Francisco Bay Area, Salt Lake City, Minneapolis and Appleton, Wisconsin. Many of the locations in the Colorado Front Range and in the San Francisco Bay Area also offer a prime venue for selling our season pass products.

- Urban Ski Areas

To further promote our season pass products and create a stronger connection between key skier markets and our iconic destination mountain resorts in Colorado, Lake Tahoe and Utah, we acquired two urban ski areas in the Midwest during Fiscal 2013. We operate Afton Alps in Minnesota and Mt. Brighton in Michigan which serve major snow sports markets in the Midwest with more than 468,000 active skiers and snowboarders in the nearby Minneapolis-St. Paul and Detroit metropolitan areas. We plan to invest approximately $10 million at each ski area to significantly enhance the ski and ride experience prior to the start of the 2013/14 season. We are improving snowmaking capabilities which will extend the length of each ski area's season, creating state-of-the-art terrain parks with extensive new features, replacing and improving lifts, and adding our signature EpicMix and EpicMix Racing technology to personalize the guest experience.

- Lodging and Real Estate Development

Quality lodging options are an integral part of providing a complete resort experience. Our 18 owned or managed hotels and resorts proximate to our mountain resorts, including five RockResorts branded properties, and a significant inventory of managed condominium rooms provide numerous accommodation options for our mountain resort guests. Our real estate development efforts provide us with the potential to add profitability while expanding our destination bed base and upgrading our resorts through the development of amenities such as luxury hotels, private clubs, spas, parking and commercial space for restaurants and retail shops. Our Lodging and Real Estate segments have and continue to invest in resort related assets as part of their initiatives which enhance the overall resort experience.

- Environmental Stewardship and Social Responsibility

  Environmental stewardship is a core philosophy for us. Our resorts operate in some of the world's greatest natural environments, and we are compelled to care for and preserve them. Additionally, thousands of our employees call these resorts home, which reinforces our commitment to the communities and environment we operate in. Recognizing the interdependence of the environment and the resort communities, we combined our existing environmental stewardship, charitable giving and employee engagement programs into one sustainability program. Through our sustainability program, we focus on resource conservation, forest health and building stronger local communities through contributions to local non-profits. Our environmental stewardship efforts are diverse and touch nearly every area of our operations. One of the most encompassing programs is our commitment to energy reduction. After reaching an initial goal to reduce our energy consumption by 10%, we have set a new goal of another 10% reduction by 2020. In addition, forest health and protecting the iconic landscapes that surround our resorts is paramount. We demonstrate our commitment with several partnerships that help raise resources for local environmental programs, including the National Forest Foundation and The Tahoe Fund. We also boast the largest on-mountain recycling program, have a goal to divert over 50% of our waste in two years, and through our "Water on the Rocks" program, have reduced 50% of plastic water bottles used in our hotel rooms. Lastly, our charitable giving focuses on supporting education and youth programs, encouraging innovation in and implementation of environmental stewardship practices and enhancing the quality of life in the communities in which we operate.

Accessibility from major metropolitan areas--

Our ski resorts/areas are well located and easily accessible by both Destination and In-State guests.

- Colorado Resorts

  The Colorado Front Range, with a population of approximately 4.5 million, and growing faster than the national average over the past 10 years, is within approximately 100 miles from each of our Colorado resorts, with access via a major interstate highway. Additionally, our Colorado resorts are proximate to both Denver International Airport and Eagle County Airport.

- Lake Tahoe Resorts

  Heavenly, Northstar, and Kirkwood, are proximate to two large California population centers, the Sacramento/Central Valley and the San Francisco Bay Area and draw skiers from throughout California and Nevada. Each of our Lake Tahoe resorts is approximately 100 miles from Sacramento/Central Valley and approximately 200 miles from the San Francisco Bay area via major interstate highways. Additionally, our Lake Tahoe resorts are serviced by the Reno/Tahoe International Airport, Sacramento International Airport and the San Francisco International Airport.

- Canyons

  The Salt Lake City metropolitan area, with a population of over 1.0 million, is approximately 30 miles from Canyons and is accessible via a major interstate highway. Additionally, the Salt Lake City International Airport is just a two-hour flight from either the Los Angeles International Airport or the San Diego International Airport; which are the two major airports serving the Southern California region that has a population of approximately 23.0 million.

- Urban Ski Areas

  Afton Alps and Mt. Brighton are ideally located within 50 miles of Minneapolis / St. Paul and Detroit, respectively. This close proximity to major Midwestern skier markets allows guests to visit regularly during the week, including for popular night skiing, or on the weekends. Additionally, both cities offer major airports with routine direct flights to Denver, San Francisco and Salt Lake City.

Marketing and Sales

We promote our resorts through targeted marketing and sales programs, which include customer relationship marketing (CRM) to targeted audiences, promotional programs, digital marketing (including social, search and display), loyalty programs that reward frequent guests and traditional media advertising where appropriate (e.g. targeted print, TV, radio). Additionally, our resorts and the snowsports industry are frequently featured through our OnTheSnow.com and Skiinfo.com websites, which are two of the world's most visited online snowsports portals. We also have marketing programs directed at attracting groups, corporate meetings and convention business. Most marketing efforts drive traffic to our websites, where we provide our guests with information regarding each of our resorts, including services and amenities, reservations information, virtual tours and the opportunity to book/purchase multiple products for their vacations or other visits. We also enter into strategic alliances with companies to enhance the guest in-resort experience and to create opportunities for cross-marketing.

Seasonality

Ski resort operations are highly seasonal in nature, with a typical ski season beginning in mid-November and running through mid-April. In an effort to partially counterbalance the concentration of revenue in the winter months, we offer non-ski season attractions such as sightseeing, mountain biking, guided hiking, 4x4 Jeep tours, zip lines, an alpine slide and coaster, children's activities and other recreational activities such as golf (included in the operations of the Lodging segment). These activities also help attract destination conference and group business to our resorts. Additionally, we have a new comprehensive summer activities plan for Epic Discovery, a Summer Mountain Adventure, which will initially be introduced at Vail Mountain and will include a number of new activities, including zip lines, ropes courses, tubing, mountain excursions, canopy tours and Forest Flyers. The first phase of the plan at Vail Mountain which includes two challenge ropes courses and a zip line were completed and operational for a portion of late summer 2013. Similar plans have been submitted for Breckenridge and Heavenly with smaller scale improvements planned for Beaver Creek, Keystone and Northstar.

Lodging Segment

Our Lodging segment includes the following operations:

- RockResorts -- a luxury hotel management company with a current portfolio of six properties, including four Company-owned hotels and two managed resort properties with locations in Colorado and Jamaica;
- Five additional Company-owned hotels, management of the Vail Marriott Mountain Resort & Spa ("Vail Marriott"), Mountain Thunder Lodge, Crystal Peak Lodge, Austria Haus Hotel, Grand Summit Hotel, Silverado Lodge, Sundial Lodge and condominium management operations, which are in and around our ski resorts in the Colorado, Lake Tahoe and Park City, Utah regions;
- Two National Park Service ("NPS") concessionaire properties - (1) GTLC, a summer destination resort with three resort properties in the Grand Teton National Park, and (2) Headwaters Lodge & Cabins at Flagg Ranch ("Flagg Ranch"), and is located between Yellowstone National Park and Grand Teton National Park;
- CME -- a resort ground transportation company in Colorado; and
- Five Company-owned mountain resort golf courses in Colorado, one in Wyoming and one operated in Lake Tahoe, California.

The Lodging segment currently includes approximately 5,100 owned and managed hotel and condominium rooms. Our resort hotels collectively offer a wide range of services to guests.

Our portfolio of owned or managed luxury resort hotels and other hotels and properties currently includes:

Name	Location	Own/Manage	Rooms
RockResorts:			
The Lodge at Vail	Vail, CO	Own	168*
The Arrabelle at Vail Square	Vail, CO	Own	82*
The Pines Lodge	Beaver Creek, CO	Own	70*
The Osprey at Beaver Creek	Beaver Creek, CO	Own	47*
Half Moon	Rose Hall, Jamaica	Manage	398
One Ski Hill Place	Breckenridge, CO	Manage	66**
Other Hotels and Properties:			
DoubleTree by Hilton Breckenridge	Breckenridge, CO	Own	208
The Keystone Lodge	Keystone, CO	Own	152
Inn at Keystone	Keystone, CO	Own	103
Village Hotel	Breckenridge, CO	Own	60
Ski Tip Lodge	Keystone, CO	Own	10
Jackson Lake Lodge	Grand Teton Nat'l Pk., WY	Concessionaire Contract	385
Colter Bay Village	Grand Teton Nat'l Pk., WY	Concessionaire Contract	166
Jenny Lake Lodge	Grand Teton Nat'l Pk., WY	Concessionaire Contract	37
Headwaters Lodge & Cabins at Flagg Ranch	Moran, WY	Concessionaire Contract	92
Vail Marriott Mountain Resort & Spa	Vail, CO	Manage	342
Mountain Thunder Lodge	Breckenridge, CO	Manage	94
Crystal Peak Lodge	Breckenridge, CO	Manage	28
The Ritz-Carlton Residences, Vail	Vail, CO	Manage	45**
Austria Haus Hotel	Vail, CO	Manage	25
Grand Summit Hotel	Park City, UT	Manage	350
Silverado Lodge	Park City, UT	Manage	193
Sundial Lodge	Park City, UT	Manage	108

*Includes individual owner units that are in a rental program managed by us.

**Includes owned and managed whole ownership units that are in a rental program managed by us.

The RockResorts brand was originally created by Laurance S. Rockefeller in 1956 and was purchased by us in December 2001. The RockResorts collection includes luxury hotels influenced by a strong connection to the natural surrounding environment and features award-winning dining, and state-of-the-art RockResorts spas and fitness centers. The properties incorporate the indigenous environment into the guest experience and feature access to a variety of year-round outdoor activities ranging from skiing to golf.

Our lodging strategy seeks to complement and enhance our mountain resort operations through our ownership or management of lodging properties and condominiums in proximity to our mountain resorts and selective management of luxury resorts in premier destination locations.

In addition to our portfolio of owned or managed luxury resort hotels and other hotels and properties, our lodging business also features a Colorado ground transportation company, CME, which represents the first point of contact with many of our guests when they arrive by air to Colorado. CME offers year-round ground transportation from Denver International Airport and Eagle County Airport to the Vail Valley (locations in and around Vail, Beaver Creek, Avon and Edwards), Aspen (locations in and around Aspen and Snowmass) and Summit County (includes Keystone, Breckenridge, Copper Mountain, Frisco and Silverthorne) for ski and snowboard and other mountain resort experiences. CME offers four primary types of services, including; door-to-door shuttle business, point-to-point shuttle business with centralized drop-off at transportation hubs, private chartered vans and premier luxury charter vehicles. The vehicle fleet consists of approximately 258 vans and luxury SUVs, and transported approximately 328,000 resort guests in Fiscal 2013.

Lodging Industry/Market

Hotels are categorized by Smith Travel Research, a leading lodging industry research firm, as luxury, upper upscale, upscale, mid-price and economy. The service quality and level of accommodations of our RockResorts' hotels place them in the luxury category, which represents hotels achieving the highest average daily rates ("ADR") in the industry, and includes such brands as the Four Seasons, Ritz-Carlton and Starwood's Luxury Collection hotels. Our other hotels are categorized in the upper upscale and upscale segments of the hotel market. The luxury and upper upscale segments consist of approximately 664,000 rooms at approximately 1,900 properties in the United States as of July 2013. For Fiscal 2013, our owned hotels, which include a combination of certain RockResort hotels, as well as other hotels in proximity to our ski resorts, had an overall ADR of $203.61, a paid occupancy rate of 60.3% and revenue per available room ("RevPAR") of $122.77, as compared to the upper upscale segment's ADR of $158.30, a paid occupancy rate of 71.5% and RevPAR of $113.11. We believe that this comparison to the upper upscale category is appropriate as our mix of owned hotels include those in the luxury and upper upscale categories, as well as certain of our hotels that fall in the upscale category. The highly seasonal nature of our lodging properties generally results in lower average occupancy as compared to the upper upscale segment of the lodging industry.

Competition

Competition in the hotel industry is generally based on quality and consistency of rooms, restaurant and meeting facilities and services, attractiveness of locations, availability of a global distribution system, price and other factors. Our properties compete within their geographic markets with hotels and resorts that include locally owned independent hotels, as well as facilities owned or managed by national and international chains, including such brands as Four Seasons, Hilton, Hyatt, Marriott, Ritz-Carlton, Starwood's Luxury Collection and Westin. Our properties also compete for convention and conference business across the national market. We believe we are highly competitive in the resort hotel niche for the following reasons:

- All of our hotels are located in unique highly desirable resort destinations.
- Our hotel portfolio has achieved some of the most prestigious hotel designations in the world, including three properties in our portfolio that are currently rated as AAA 4-Diamond.
- Many of our hotels (both owned and managed) are designed to provide a look that feels indigenous to their surroundings, enhancing the guest's vacation experience.
- Each of our RockResorts hotels provides the same high level of quality and services, while still providing unique characteristics which distinguish the resorts from one another. This appeals to travelers looking for consistency in quality and service offerings together with an experience more unique than typically offered by larger luxury hotel chains, which has resulted in five of our RockResort properties being recognized with *U.S. News & World Report* 2013 Best Hotels Awards.
- Many of the hotels in our portfolio provide a wide array of amenities available to the guest such as access to world-class ski and golf resorts, spa and fitness facilities, water sports and a number of other outdoor activities as well as highly acclaimed dining options.
- Conference space with the latest technology is available at most of our hotels. In addition, guests at Keystone can use our company-owned Keystone Conference Center, the largest conference facility in the Colorado Rocky Mountain region with more than 100,000 square feet of meeting, exhibit and function space.
- We have a central reservations system that leverages off of our ski resort reservations system and has an online planning and booking platform, offering our guests a seamless and useful way to make reservations at our resorts.
- We actively upgrade the quality of the accommodations and amenities available at our hotels through capital improvements. Capital funding for third-party owned properties is provided by the owners of those properties to maintain standards required by our management contracts. Projects completed over the past several years include extensive refurbishments and upgrades to the DoubleTree by Hilton Breckenridge, pool and restaurant (Elway's) upgrades to The Lodge at Vail, guest room renovations at the Keystone Lodge, a restaurant renovation at The Arrabelle at Vail Square and guest room upgrades at The Pines Lodge.

National Park Concessionaire Properties

We own GTLC, which is based in the Jackson Hole area in Wyoming and operates within the Grand Teton National Park under a 15-year concessionaire agreement (that expires December 31, 2021) with the NPS. We also own Flagg Ranch, which is located in Moran, Wyoming and is centrally located between Yellowstone National Park and Grand Teton National Park on the John D. Rockefeller, Jr. Memorial Parkway, which operates under a 15-year concessionaire agreement (that expires October 31, 2026) with the NPS. GTLC also owns Jackson Hole Golf & Tennis Club ("JHG&TC"), which is located outside of the Grand Teton National Park near Jackson, Wyoming. GTLC's operations within the Grand Teton National Park and JHG&TC have operating seasons that generally run from mid-May to mid-October.

There are 401 areas within the National Park System covering approximately 84 million acres across the United States and its territories. Of the 401 areas, 59 are classified as National Parks. While there are more than 600 NPS concessionaires, ranging from small, privately-held businesses to large corporate conglomerates, we primarily compete with such companies as Aramark Parks & Resorts, Delaware North Companies Parks & Resorts, Forever Resorts and Xanterra Parks & Resorts in retaining and obtaining National Park Concessionaire agreements. The NPS uses "recreation visits" to measure visitation within the National Park System. In calendar 2012, areas designated as National Parks received approximately 64.9 million recreation visits. The Grand Teton National Park, which spans approximately 310,000 acres, had approximately 2.7 million recreation visits during calendar 2012, or approximately 4.2% of total National Park recreation visits. Four full service concessionaires provide accommodations within the Grand Teton National Park, including GTLC. GTLC offers three lodging options within the Grand Teton National Park: Jackson Lake Lodge, a full-service, 385-room resort with 17,000 square feet of conference facilities which can accommodate up to 600 people; the Jenny Lake Lodge, a small, rustically elegant retreat with 37 cabins; and Colter Bay Village, a facility with 166 log cabins, 66 tent cabins, 361 campsites and a 112-space RV park. GTLC offers dining options as extensive as its lodging options, with cafeterias, casual eateries and fine dining establishments. GTLC's resorts provide a wide range of activities for guests to enjoy, including cruises on Jackson Lake, boat rentals, horseback riding, guided fishing, float trips, golf and guided Grand Teton National Park tours. As a result of the extensive amenities offered as well as the tremendous popularity of the National Park System, GTLC's accommodations within the Grand Teton National Park operate near full capacity during their operating season.

Flagg Ranch features a range of lodging options from 92 standard, deluxe and premium cabins, to a 97-space RV park and 35 campsites. Flagg Ranch also offers additional amenities including dining, retail and activities for our guests to enjoy, including horseback riding, guided fishing, float trips and guided Yellowstone National Park and Grand Teton National Park tours. In addition to these summer offerings, Flagg Ranch provides limited winter operations to support Yellowstone National Park snowmobile tours.

Marketing and Sales

We promote our luxury hotels and lodging properties through marketing and sales programs, which include marketing directly to many of our guests through our digital channels (search, social, and display), promotional programs and print media advertising. We also promote comprehensive vacation experiences through various package offerings and promotions (combining lodging, lift tickets, ski school lessons, ski rental equipment, transportation and dining), all of which are designed to drive traffic to our websites and central reservations call center. Where appropriate, we market our resort properties in conjunction with our mountain resort marketing efforts. Additionally, our individual hotels have active sales forces to generate conference and group business.

Seasonality

Our lodging business is highly seasonal in nature, with peak seasons primarily in the winter months (with the exception of GTLC, Flagg Ranch, certain managed properties and mountain resort golf operations). In recent years, we have promoted our extensive conference facilities and added more off-season activities to help offset the seasonality of our lodging business. We operate seven golf courses: The Beaver Creek Golf Club, The Keystone Ranch Golf Course, The River Course at Keystone, JHG&TC near Jackson, Wyoming, The Northstar Resort Golf Course and the Tom Fazio and Greg Norman courses at Red Sky Ranch near the Beaver Creek Resort. The Tom Fazio course at Red Sky Ranch was ranked the third best course in Colorado for 2013 by *Golfweek Magazine*, the Greg Norman course at Red Sky Ranch was ranked the eighth best course in Colorado for 2013 by *Golfweek Magazine,* and JHG&TC was ranked the fourth best course in Wyoming for 2013 by *Golfweek Magazine.*

Real Estate Segment

We have extensive holdings of real property at our resorts throughout Summit and Eagle Counties in Colorado. Our real estate operations, through Vail Resorts Development Company ("VRDC"), a wholly-owned subsidiary, include the planning, oversight, infrastructure improvement, development, marketing and sale of our real property holdings. In addition to the cash flow generated from real estate development sales, these development activities benefit our Mountain and Lodging segments through (1) the creation of additional resort lodging and other resort related facilities and venues (primarily restaurants, spas, commercial space, private mountain clubs, skier services facilities and parking structures) that provide us with the opportunity to create new sources of recurring revenue, enhance the guest experience at our resorts and expand our destination bed base; (2)

the ability to control the architectural themes of our resorts; and (3) the expansion of our property management and commercial leasing operations.

In recent years we have primarily focused on projects in our Real Estate segment that involve significant vertical development. Over the past several years our completed projects include The Ritz-Carlton Residences, Vail, One Ski Hill Place in Breckenridge, the Arrabelle at Vail Square, Vail's Front Door, Crystal Peak Lodge at Breckenridge, and Gore Creek Place in Vail's Lionshead Village. We attempt to mitigate the risk associated with vertical development by often utilizing guaranteed maximum price construction contracts (although certain construction costs may not be covered by contractual limitations), pre-selling a portion of the project, requiring significant non-refundable deposits from buyers, and potentially obtaining non-recourse financing for certain projects (although our last two major vertical development projects have not incurred any direct third party financing).

Currently, VRDC's principal activities include the marketing and selling of remaining condominium units that are available for sale, which primarily relate to The Ritz-Carlton Residences, Vail, and One Ski Hill Place in Breckenridge; planning for future real estate development projects, including zoning and acquisition of applicable permits; and the purchase of selected strategic land parcels for future development. Although we continue to undertake preliminary planning and design work on future projects, we currently do not plan to undertake significant development activities on new projects until the current economic environment for real estate improves. We believe that, due to our low carrying cost of real estate land investments combined with the absence of third party debt associated with our real estate investments, we are well situated to time the launch of future projects with a more favorable economic environment.

Employees

Through certain operating subsidiaries, we currently employ approximately 4,800 year-round employees and during the height of our operating season we employ approximately 18,600 seasonal employees. In addition, we employ approximately 300 year-round employees and 100 seasonal employees on behalf of the owners of our managed hotel properties. We consider employee relations to be good.

Regulation and Legislation

Federal Regulation

The 1986 Ski Area Permit Act (the "1986 Act") allows the USDA Forest Service (the "Forest Service") to grant Term Special Use Permits (each, a "SUP") for the operation of ski areas and construction of related facilities on National Forest lands. In addition, the 1986 Act requires a Master Development Plan for each ski area that is granted a SUP. In November 2011, the 1986 Act was amended by the Ski Area Recreational Opportunity Enhancement Act (the "Enhancement Act") to clarify the Forest Service's authority to approve facilities primarily for year-round recreation.

Each distinct area of National Forest lands is required by the National Forest Management Act to develop and maintain a Land and Resource Management Plan (a "Forest Plan"), which establishes standards and guidelines for the Forest Service to follow and consider in reviewing and approving our proposed actions.

Under the 1986 Act, the Forest Service has the right to review and approve the location, design and construction of improvements in the permit area and many operational matters. Virtually all of the skiable terrain at Vail Mountain, Breckenridge, Heavenly, Keystone, and Kirkwood is located on Forest Service land. While Beaver Creek also operates on Forest Service land, a significant portion of the skiable terrain, primarily in the lower main mountain, Western Hillside, Bachelor Gulch and Arrowhead Mountain areas, is located on land that we own. Each of these six ski resorts operates under a SUP.

The operations of Northstar, Afton Alps, Mt. Brighton and Canyons are conducted primarily on private land, and do not require a SUP.

Special Use Permits

Vail Mountain operates under a SUP for the use of 12,353 acres that expires December 1, 2031. Breckenridge operates under a SUP for the use of 5,702 acres that expires December 31, 2029. Keystone operates under a SUP for the use of 8,376 acres that expires December 31, 2032. Beaver Creek operates under a SUP for the use of 3,849 acres that expires November 8, 2039. Heavenly operates under a SUP for the use of 7,050 acres that expires May 1, 2042. Kirkwood operates under a SUP for the use of approximately 2,330 acres that expires March 1, 2052. We anticipate requesting a new SUP for each resort prior to the expiration date identified above as provided by the Forest Service regulations and the terms of each existing SUP. We are not aware of the Forest Service refusing to issue a new SUP to replace an expiring SUP for a ski resort in operation at the time of expiration.

Each SUP contains a number of requirements, including that we indemnify the Forest Service from third-party claims arising out of our operation under the SUP and that we comply with applicable laws, such as those relating to water quality and endangered or threatened species.

For use of the SUPs, we pay a fee to the Forest Service ranging from 1.5% to 4.0% of sales for services occurring on Forest Service land. Included in the calculation are sales from, among other things, lift tickets, season passes, ski school lessons, food and beverages, equipment rentals and retail merchandise.

The SUPs may be amended by us or by the Forest Service to change the permit area or permitted uses. The Forest Service may amend a SUP, if it determines that such amendment is in the public interest. While the Forest Service is required to seek the permit holder's consent to any amendment, an amendment can be finalized over a permit holder's objection. Permit amendments must be consistent with the Forest Plan and are subject to the provisions of the National Environmental Policy Act ("NEPA"), both of which are discussed below.

The Forest Service can also terminate a SUP if it determines that termination is required in the public interest. However, to our knowledge, no SUP has ever been terminated by the Forest Service over the opposition of the permittee.

Master Development Plans

All improvements that we propose to make on National Forest System lands under any of our SUPs must be included in a Master Development Plan ("MDP"). MDPs describe the existing and proposed facilities, developments and area of activity within the permit area. We prepare MDPs, which set forth a conceptual overview of all potential projects at each resort. The MDPs are reviewed by the Forest Service for compliance with the Forest Plan and other applicable law and, if found to be compliant, are accepted by the Forest Service. Notwithstanding acceptance by the Forest Service of the conceptual MDPs, individual projects still require separate applications and compliance with NEPA and other applicable laws before the Forest Service will approve such projects. We update or amend our MDPs for Vail Mountain, Beaver Creek, Keystone, Breckenridge, Heavenly, and Kirkwood from time to time.

Forest Plans

Operational and development activities on National Forest System lands at our four Colorado ski resorts are subject to the additional regulatory and planning requirements set forth in the April 2002 Record of Decision (the "2002 ROD") for the White River National Forest Land and Resources Management Plan (the "White River Forest Plan"). At Heavenly, operational and development activities on National Forest System lands are subject to the Lake Tahoe Basin Management Unit Land and Resources Management Plan (the "Lake Tahoe Forest Plan"), which was adopted in 1988. The Forest Service is currently in the process of amending the Lake Tahoe Forest Plan. A draft decision adopting a new Lake Tahoe Basin Management Unit Forest Plan is currently scheduled to be released before the end of 2013. At Kirkwood, operational and development activities on National Forest System lands are subject to the Eldorado National Forest Land and Resources Management Plan (the "Eldorado Forest Plan"), which was adopted in 1989.

When approving our application for development, area expansion and other activities on National Forest System lands, the Forest Service must adhere to the applicable Forest Plan. Any such decision may be subject to judicial review in Federal court if a party, with standing, challenges a Forest Service decision that applies the requirements of a Forest Plan at one of our six National Forest System lands ski resorts.

National Environmental Policy Act; California Environmental Quality Act

NEPA requires an assessment of the environmental impacts of "major" proposed actions on National Forest land, such as expansion of a ski area, installation of new lifts or snowmaking facilities, or construction of new trails or buildings. We must comply with NEPA when seeking Forest Service approval of such improvements. The Forest Service is responsible for preparing and compiling the required environmental studies, usually through third-party consultants. NEPA allows for different types of environmental studies, depending on, among other factors, the scope and size of the expected impact of the proposed project. An Environmental Assessment ("EA") is typically used for projects where the environmental impacts are expected to be limited. For projects with more significant expected impacts, an Environmental Impact Statement ("EIS") is more commonly required. An EIS is more detailed and broader in scope than an EA. The Forest Service usually takes more time to prepare, review and issue an EIS. Consequently, projects that require an EIS typically take longer to approve.

During the requisite environmental study, the Forest Service is required to analyze alternatives to the proposed action (including not taking the proposed action) as well as impacts that may be unavoidable. Following completion of the requisite environmental study, the Forest Service may decide not to approve the proposed action or may decide to approve an alternative. In either case we may be forced to abandon or alter our development or expansion plans.

In limited cases, projects can be subject to a Categorical Exclusion, which allows approval by the Forest Service without preparation of an environmental study required by NEPA. The Forest Service has a list of available Categorical Exclusions, which typically are only available for projects that are not expected to have environmental impacts, such as certain utilities installed in an existing, previously disturbed corridor.

Proposed actions at Heavenly, Kirkwood and Northstar may also be subject to the California Environmental Quality Act ("CEQA"), which is similar to NEPA in that it requires the California governmental entity approving any proposed action at Kirkwood, Northstar, or on the California portion of Heavenly to study potential environmental impacts. Projects with significant expected impacts require an Environmental Impact Report ("EIR") while more limited projects may be approved based on a Mitigated Negative Declaration.

Local Land Use Regulations

In addition to Federal and environmental regulations, each resort is subject to and must comply with state, county and local government land use regulations and restrictions, including, for example, employee housing ordinances, zoning and density restrictions, noise ordinances, wildlife regulations, and water and air quality restrictions. Specific land use regulations for each resort are discussed in more detail in the following sections.

Breckenridge Regulatory Matters

We submitted an updated MDP for Breckenridge, which was accepted by the Forest Service in January 2008. The MDP was updated to include, among other things, additional skiable area, snowmaking and lift improvements. In March 2013 we submitted an addendum to the MDP to address our conceptual plans for the addition of year-round improvements, approved by the Enhancement Act. This addendum was accepted in June 2013. A project proposal for, among other things, summer and year-round activities was tentatively accepted by the Forest Service in June 2013.

On August 21, 2012, we received Forest Service approval, in the form of a Record of Decision, of our proposal to develop a portion of Peak 6, which adjoins the Breckenridge Ski Area to the north. A subsequent administrative appeal affirmed the Forest Service's approval. The project was initially proposed in January 2008 and was under Forest Service review from then until approval in August 2012. Construction on the Peak 6 development began in July of 2013. We anticipate Peak 6 to be open and operational during the 2013/2014 ski season.

Keystone Regulatory Matters

In September 2009, the Forest Service accepted the updated Keystone MDP which contemplates, among other things, ski area expansion, construction of new lifts, trails and snowmaking systems, and construction or redevelopment of skier buildings and other facilities. In March 2013 we submitted an addendum to the MDP to address our conceptual plans for the addition of year-round improvements, approved by the Enhancement Act, which was accepted by the Forest Service in early June 2013. A project proposal for, among other things, summer and year-round activities was tentatively accepted by the Forest Service in June 2013.

We submitted to the Forest Service an amended project proposal under the updated Keystone MDP in June 2011. The project proposal focuses primarily on the "front side" of the mountain and includes trail widening, new trails, lift improvements and replacement or upgrade of on-mountain dining and skier service facilities. The Forest Service is finalizing the EA. We anticipate that the Forest Service will issue a decision on this proposal during the 2013/2014 ski season.

Vail Mountain Regulatory Matters

In September 2007, the updated Vail Mountain MDP was accepted by the Forest Service. The Vail Mountain MDP includes, among other things, additional snowmaking on Vail Mountain, additional lifts, a race facility expansion at Vail's Golden Peak, and the addition of year-round activities and improvements.

In December 2009, the Forest Service issued a Record of Decision approving our first proposal under the updated MDP which included the installation of a new chairlift in Vail's Sundown Bowl, the upgrade of the existing Chair 5 to a high-speed, detachable quad chair lift, a new 6,000 square foot vehicle maintenance facility east of Eagles Nest and construction of a new dining facility at Mid-Vail. The installation and upgrade of Chair 5 was completed in the fall of 2010 and the upgraded chairlift was in service for the 2010/2011 ski season. The 10th, our new Mid-Vail fine dining facility, opened during the 2011/2012 ski season.

In March 2006, the Forest Service approved a proposal to construct a chairlift to service existing and potential future residential and commercial development in the proposed Ever Vail area. However, since receiving approval, we have modified the plans for the chairlift and have requested approval from the Forest Service of the modified plans. We do not know when, or if, we will receive such approval.

In March 2012, the Forest Service approved the replacement of the Vista Bahn Express Lift with a 10-passenger gondola. Construction is complete and the lift was operational for the 2012/2013 ski season.

In July 2012, we submitted to the Forest Service a project proposal under a Categorical Exclusion for construction of capital projects under our Epic Discovery plan. Two challenge courses and a zip line were approved and construction was completed in August 2013.

In addition, in July 2012 we submitted a project proposal to the Forest Service to develop a larger, more comprehensive program of summer activities and environmental education opportunities, including horse, bike and hiking trails, a new deck at Eagles Nest, two canopy tours, two lookout towers, and two "Forest Flyers". The Forest Service is currently preparing an EIS analyzing the proposal. We anticipate a decision before the summer of 2014.

In December 2012, we submitted a proposal to the Forest Service for the replacement of Chair 4 with a high speed detachable six-person chairlift, which was accepted and approved by the Forest Service. The lift is currently under construction and is expected to be operational for the 2013/2014 ski season.

Beaver Creek Regulatory Matters

The Beaver Creek MDP was accepted by the Forest Service in October 2010. Included in the submitted Beaver Creek MDP, among other things, was certain chairlift and snowmaking upgrades and adjustments to visitor capacity parameters in light of prior lift and trail upgrades contemplated in the MDP.

Also in October 2010, we submitted a project proposal for ski area upgrades required in connection with the 2015 World Alpine Ski Championships, to be held in Beaver Creek and Vail. Upgrades include trail widening and grading, new finish arena facilities, replacement of Red Tail Camp, snowmaking and related infrastructure. The proposal was accepted by the Forest Service, which completed an EIS in May 2012 and issued a Record of Decision approving the project as proposed in early July 2012. Trail construction, widening and snowmaking were completed in 2012. Construction of Red Tail Camp and a new restaurant water tank and system are currently under construction and are expected to be operational for the 2013/2014 ski season.

In December 2012, we submitted a proposal to the Forest Service for the replacement of Chair 6, a new access road, and minor trail modifications related to the 2015 World Alpine Championships. Chair 6 and the trail modifications have been approved. The new access road is still pending approval.

In addition, we plan on constructing a Forest Flyer, a challenge course and summer tubing on private property near the top of the Buckaroo Gondola. We received Beaver Creek Design Review Board approval in July 2013 and are completing the final design. Although the Design Review Board approval remains subject to appeal, we anticipate construction by summer of 2014.

Northstar Regulatory Matters

Northstar is located entirely on private land leased by us and is not subject to Forest Service authorization or oversight. However, site specific projects at Northstar are approved by Placer County, California, pursuant to a series of minor use and conditional use permits.

In February 2009, Northstar adopted a Habitat Management Plan (the "HMP"), in part to comply with its obligations under a Settlement Agreement with regional conservation groups entered into in 2005. The HMP provides a framework for habitat and resource management for future development of the Northstar ski area and base area. In 2012, Northstar requested Placer County approval of the Northstar Mountain Master Plan (the "NMMP") and is pursuing CEQA approval through an Environmental Impact Review process, which provides site specific and programmatic review of potential future resort improvement projects.

During the spring of 2011, Northstar received Placer County approval for an approximately 750 person on-mountain restaurant and additional ski terrain (the "S-Pod"). The S-Pod approval allowed us to develop approximately 70 acres of cleared ski trails, add additional snowmaking and install a new high-speed, four person chairlift to serve the new terrain, located on the backside of Northstar. These projects were completed and opened early in the 2011/2012 ski season. In July 2012, the on-mountain restaurant, the Zephyr Lodge, received LEED certification from the U.S. Green Building Council.

In May 2013, Northstar received approval from Placer County to construct a Forest Flyer near the mid-mountain lodge. The approval has been appealed and an appeal hearing was scheduled for late July 2013. Northstar has requested a continuance of the appeal hearing in order to more fully understand and respond to the issues raised.

Heavenly Regulatory Matters

During the summer of 2007, an amendment to the Heavenly Master Plan (the "Master Plan Amendment") including new and upgraded trails, lifts, snowmaking, lodges and other facilities was accepted by the Forest Service and approved by the Tahoe Regional Planning Agency ("TRPA") and the underlying units of local government with jurisdiction. Portions of the Master Plan Amendment applying to the California side of the resort were subject to the approval of TRPA and El Dorado County, which required compliance with CEQA. The Master Plan Amendment was approved by TRPA and El Dorado County after completion of a joint TRPA/Forest Service EIS/EIR to comply with both CEQA and NEPA. Approval of the Master Plan Amendment included approval by TRPA of the Phase I projects contemplated in the Master Plan Amendment.

In September 2011, we submitted a project proposal for, among other things, ski trail improvements, an additional surface lift to serve a terrain park, water wells and other circulation and guest service enhancements. Final approval from the Forest Service and the TRPA were received in 2012 for most project elements. However, the ski trail improvements and the water well were set aside by the Forest Service for additional analysis under NEPA.

In November 2012, we submitted a project proposal to the TRPA and in September 2013, we submitted a project proposal to the Forest Service for additional summer activities to be located at the top of the gondola. In December 2012 and April 2013, those activities were approved for implementation by the TRPA and the Forest Service, respectively, with the exception of a large, monolithic climbing rock. While the NEPA analysis concluded that there were no adverse effects associated with the climbing rock, the Forest Service determined that implementation of the climbing rock must await implementation of the summer activities regulations by the Forest Service. Implementation of the regulations (and subsequently the climbing rock) is expected in 2014.

In June 2013, Heavenly submitted a project proposal to the Forest Service and TRPA to develop a larger, more comprehensive program of summer activities and environmental education opportunities on the upper mountain, which includes canopy tours, hiking and biking trails, Forest Flyers and zip lines, known as Epic Discovery. The Epic Discovery proposal will be analyzed using a focused EIS which is expected to take between 12 and 18 months to complete.

Kirkwood Regulatory Matters

In April 2012, we acquired Kirkwood, which is located in Alpine, Amador and El Dorado Counties, California. Kirkwood has an approved specific plan from Alpine and Amador Counties for the private land base areas and an accepted MDP from the El Dorado National Forest for the National Forest land portions of the resort.

In January 2013, we submitted a project proposal to the Forest Service that included replacement of Chair 4, ski run modifications, development of a new ski patrol building at the top of Chair 10 and the installation of new remote Epic Mix gantries. Of the activities proposed, the new patrol building is being constructed in 2013. The other improvements may be made in the future.

Afton Alps Regulatory Matters

In December 2012, we acquired Afton Alps ski area, located in Washington County, Minnesota. Afton Alps operates as a Planned Unit Development pursuant to a Conditional Use Permit which was most recently approved by Denmark Township on November 5, 2012, and Washington County on January 30, 2013. The ski area is also located within the South Washington Watershed District, which monitors wetlands, water quality, runoff and other watershed issues within the area.

In June and July of 2013, Afton Alps received approval from the county, Denmark Township, the Minnesota Pollution Control Agency, and the South Washington Watershed District for the grading and fill placement of an expanded irrigation reservoir for snowmaking and golf facilities. Approvals include the expansion of the existing reservoir, a new pumping station and fill placement on existing runs and parking lots. Improvements are expected to be operational for the 2013/2014 ski season.

Mt. Brighton Regulatory Matters

In December 2012, we acquired Mt. Brighton ski area in Livingston County, Michigan. Mt. Brighton is located within Genoa Township, Michigan, and is subject to the Genoa Township Zoning Ordinance. The ski area is located within a Public and Recreational Facilities District and operates pursuant to a Special Land Use Permit and various other state and local permits.

In April and May of 2013, we submitted an application for site plan improvements and an Environmental Impact Assessment to Genoa Township. Approval was received from the Planning Commission and from the Township Board in May 2013. The improvements include the installation of two new lifts, relocation of two lifts, trail grading and shaping, storm water improvements, and snowmaking improvements, including new piping, guns and pump station and enhanced slope lighting.

We also received approval and completed the project to fill a portion of an existing golf course pond in order to expand the ski race arena finish area. Improvements are scheduled to be operational for the 2013/2014 ski season.

Canyons Regulatory Matters

In May 2013, we entered into a long-term lease to operate Canyons, located in Summit County, Utah. The resort is part of the Canyons Specially Planned Area ("SPA") pursuant to a county ordinance adopted in 1998, and a Development Agreement and Master Development Plan with affected property owners, developers and the county, the most recent versions of which were adopted in 1999. Land use within the SPA is within the jurisdiction of Summit County.

GTLC Concession Contract

GTLC operates three lodging properties, food and beverage services, retail, camping and other services within the Grand Teton National Park under a concession contract with the NPS. Our concession contract with the NPS for GTLC expires on December 31, 2021. Upon expiration of the concession contract, we will have to bid against other prospective concessionaires for award of a new contract.

The NPS may suspend operations under the concession contract at any time if the NPS determines it is necessary to protect visitors or resources within the National Park. NPS also has the right to terminate the contract for breach, following notice and a 15 day cure period or if it believes termination is necessary to protect visitors or resources within the National Park.

We pay a fee of 8.01% to the NPS on the majority of sales occurring in the Grand Teton National Park.

Flagg Ranch Concession Contract

In August of 2011, the NPS selected Flagg Ranch Company, a wholly owned subsidiary, to provide lodging, food and beverage services, retail, service station, recreation and other services on the John D. Rockefeller, Jr., Memorial Parkway (the "Parkway") located between Grand Teton National Park and Yellowstone National Park. Our concession contract with the NPS for the Parkway expires on October 31, 2026. Upon expiration of the concession contract, we will have to bid against other prospective concessionaires for award of a new contract.

Like our GTLC concession contract, the NPS may suspend operations under the concession contract at any time if the NPS determines it is necessary to protect visitors or resources within the National Park. NPS may also terminate the contract for breach, following notice and a 15 day cure period or if it believes termination is necessary to protect visitors or resources within the National Park.

We pay a fee of 5.3% to the NPS on the majority of sales occurring in the Parkway.

Water and Snowmaking

We rely on a supply of water for operation of our ski areas for domestic and snowmaking purposes and for real estate development. Availability of water depends on existence of adequate water rights as well as physical delivery of the water when and where it is needed.

To provide a level of predictability in dates of operation of our ski areas, we rely on snowmaking. Snowmaking requires a significant volume of water, which is viewed as a non-consumptive use - approximately 80% of the water is returned to the watershed at spring runoff.

In Colorado, we own or have ownership interests in water rights in reservoir companies, reservoirs, groundwater wells, and other sources. The primary source of water for Keystone and Breckenridge is the Clinton Reservoir, in which we own a non-controlling interest. For Vail Mountain and Beaver Creek, the primary water source is Eagle Park Reservoir, in which we own a controlling interest. We believe we have rights to sufficient quantities of water for the operation of our four Colorado resorts for the foreseeable future.

Delivery of the water to each resort is typically by stream, from which the water is diverted by us to on-site storage facilities or directly into the snowmaking system. The streams that deliver the water are subject to minimum stream flows, freezing and other limitations that may prevent or reduce the amount of water physically available to the resort.

Unlike our other Colorado resorts, Keystone does not have on-site storage for snowmaking water and may be more vulnerable to interruptions in delivery of constant physical supply of water during high demand snowmaking periods. Although we have not experienced significant issues to date, we continue to look for ways to improve storage and delivery options for Keystone.

Heavenly's primary sources of water are the South Tahoe Public Utility District ("STPUD") and Kingsbury General Improvement District ("KGID"), which are California and Nevada utilities, respectively. We have negotiated a long term contract with STPUD, which includes favorable rates upon our completion of certain water delivery system improvements. Despite the added security provided by this agreement, the delivery of water by STPUD is interruptible. If STPUD exercises its rights to interrupt Heavenly's water service, Heavenly's ability to make snow may be impaired. In 2012, KGID adopted a new water rate schedule that accounts for Heavenly as a large, seasonal water customer. The new rate schedule, which was based on a cost of service analysis study prepared by an outside consulting firm, has resulted in lowered water rate costs for Heavenly's snowmaking operations. Further, the delivery systems of each utility are limited and may not be able to provide the immediate physical supply of water needed for optimal snowmaking.

Northstar obtains water through a cooperative arrangement with the Northstar Community Services District ("NCSD"). Together with NCSD, we, through our lease with affiliates of CNL Lifestyles Properties, Inc., control surface water rights that we use for snowmaking. In addition, we have contractual rights to ground water from NCSD and from the adjacent Martis Camp residential development. We receive domestic water from NCSD and, for on-mountain facilities, from on-mountain wells and springs.

Kirkwood co-owns with the Forest Service surface water rights sufficient for current and planned snowmaking at the resort. Kirkwood's water is stored in nearby Caples Lake under contract with its owner/operator.

Canyons receives water for snowmaking primarily from Summit Water Distribution Company pursuant to a long-term lease. Canyons' water is stored in a retention pond located at the resort, and at facilities owned or operated by Summit Water Distribution Company.

Both Afton Alps and Mt. Brighton rely on on-site water wells and reservoirs for snowmaking water.

Available Information

We file with or furnish to the Securities and Exchange Commission ("SEC") reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available free of charge on our corporate website (www.vailresorts.com) as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Copies of any materials we file with the SEC can be obtained at www.sec.gov or at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference room is available by calling the SEC at 1-800-SEC-0330.

ITEM 1A. RISK FACTORS.

Our operations and financial results are subject to various risks and uncertainties that could adversely affect our financial position, results of operations and cash flows. The risks described below should carefully be considered together with the other information contained in this report.

Risks Related to Our Business

We are subject to the risk of prolonged weakness in general economic conditions including continued adverse effects on the overall travel and leisure related industries. Weak economic conditions currently present or recently present in the United States, Europe and parts of the rest of the world, including high unemployment, erosion of consumer confidence, sovereign debt issues, and financial instability in the global markets, may potentially have negative effects on the travel and leisure industry and on our results of operations. As a result of these and other economic uncertainties, we have experienced and may experience in the future, among other items, a change in booking trends such that guest reservations are made much closer to the actual date of stay, a decrease in the length of stay and a decrease in group bookings. We cannot predict what impact these uncertainties may have on overall travel and leisure or more specifically, on our guest visitation, guest spending or other related trends and the ultimate impact it will have on our future results of operations. The actual or perceived fear of weakness in the economy could also lead to decreased spending by our guests. Skiing, travel and tourism are discretionary recreational activities that can entail a relatively high cost of participation and are adversely affected by economic slowdown or recession. This could further be exacerbated by the fact that we charge some of the highest prices for our lift tickets and ancillary services in the ski industry. In the event of a decrease in visitation and overall guest spending we may be required to offer a higher amount of discounts and incentives than we have historically, which would adversely impact our operating results.

Leisure and business travel are particularly susceptible to various factors outside of our control, including terrorism, the uncertainty of military conflicts, outbreaks of contagious diseases and the cost and availability of travel options. Our business is sensitive to the willingness of our guests to travel. Acts of terrorism, the spread of contagious diseases, political events and developments in military conflicts in areas of the world from which we draw our guests could depress the public's propensity to travel and cause severe disruptions in both domestic and international air travel and consumer discretionary spending, which could reduce the number of visitors to our resorts and have an adverse effect on our results of operations. Many of our guests travel by air and the impact of higher prices for commercial airline services and availability of air services could cause a decrease in visitation by Destination guests to our resorts. Also, many of our guests travel by vehicle and higher gasoline prices could adversely impact our guests' willingness to travel to our resorts. Higher cost of travel may also affect the amount that guests are willing to spend at our resorts and could negatively impact our revenue particularly for lodging, ski school, dining and retail/rental.

Our business is highly seasonal. Our mountain and lodging operations are highly seasonal in nature. In particular, revenue and profits from our mountain and most of our lodging operations are substantially lower and historically result in losses from late spring to late fall. Conversely, peak operating seasons for GTLC and Flagg Ranch and our golf courses occur during the summer months while the winter season generally results in operating losses. Revenue and profits generated by GTLC and Flagg Ranch's summer operations and golf operations are not nearly sufficient to fully offset our off-season losses from our mountain and other lodging operations. For Fiscal 2013, 77% of total combined Mountain and Lodging segment net revenue (excluding Lodging segment revenue associated with reimbursement of payroll costs) was earned during our second and third fiscal quarters. This seasonality is partially mitigated by the sale of season passes (which for the 2012/2013 ski season accounted for approximately 38% of the total lift revenue recognized in the second and third quarters) predominately during the period prior to the start of the ski season as the cash from those sales is collected in advance. In addition, the timing of major holidays can impact vacation patterns and therefore visitation at our ski resorts/areas. If we were to experience an adverse event or realize a significant deterioration in our operating results during our peak periods (our fiscal second and third quarters) we would be unable to fully recover any significant declines due to the seasonality of our business. Operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year (see Note 14, Selected Quarterly Financial Data, of the Notes to Consolidated Financial Statements).

In the fall of 2011, the Ski Area Recreational Opportunity Enhancement Act was enacted into law which clarifies that the Forest Service is authorized to permit year-round recreational activities on land owned by the Forest Service. As such, this will allow our ski resorts on Forest Service land to offer more summer-season recreational opportunities. In the summer of 2013, we started construction on the first phase of comprehensive summer activities and we are in various phases of project construction and stages of approval. The projects include a number of new activities, including among other activities, zip lines, ropes courses, climbing walls, mountain excursions and Forest Flyers. The first phase of improvements at Vail Mountain which includes two challenge rope courses and a zip line were completed and operational for a portion of the summer of 2013. We anticipate that if our proposed plans are approved and implemented, that once these summer activities mature, we could realize substantial incremental summer guest visitation and revenue. However, our new summer activities plan may not generate the initial projected revenue and profit margins we expect, and even if our plans are successful, we do not expect that these enhanced summer operations will fully mitigate the seasonal losses that our mountain operations experience from late spring to late fall.

We are vulnerable to the risk of unfavorable weather conditions and the impact of natural disasters. Our ability to attract guests to our resorts is influenced by weather conditions and by the amount and timing of snowfall during the ski season. Unfavorable weather conditions can adversely affect skier visits and our revenue and profits. Unseasonably warm weather may result in inadequate natural snowfall and reduce skiable terrain which increases the cost of snowmaking and could render snowmaking wholly or partially ineffective in maintaining quality skiing conditions, including in areas which are not accessible by snowmaking equipment. In addition, a severe and prolonged drought could affect our otherwise adequate snowmaking water supplies or increase the cost of snowmaking. Excessive natural snowfall may materially increase the costs incurred for grooming trails and may also make it difficult for guests to obtain access to our mountain resorts. In the past 20 years, our mountain ski resorts have averaged between 20 and 39 feet of annual snowfall which is significantly in excess of the average for United States ski resorts. However, there can be no certainty that our resorts will receive seasonal snowfalls near their historical average in the future, and in fact, during the recent 2011/2012 ski season we experienced historic low snowfall across all our resorts. The early season snow conditions and skier perceptions of early season snow conditions influence the momentum and success of the overall ski season. Unfavorable weather conditions can adversely affect our resorts and lodging properties as guests tend to delay or postpone vacations if conditions differ from those that typically prevail at such resorts for a given season. There is no way for us to predict future weather patterns or the impact that weather patterns may have on our results of operations or visitation.

A severe natural disaster, such as a forest fire, may interrupt our operations, damage our properties, reduce the number of guests who visit our resorts in affected areas and negatively impact our revenue and profitability. Damage to our properties could take a long time to repair and there is no guarantee that we would have adequate insurance to cover the costs of repair and recoup lost profits. Furthermore, such a disaster may interrupt or impede access to our affected properties or require evacuations and may cause visits to our affected properties to decrease for an indefinite period. The ability to attract visitors to our resorts is also influenced by the aesthetics and natural beauty of the outdoor environment where our resorts are located. A severe forest fire or other severe impacts from naturally occurring events could negatively impact the natural beauty of our resorts and have a long-term negative impact on our overall guest visitation as it would take several years for the environment to recover.

We face significant competition. The ski resort and lodging industries are highly competitive. The number of people who ski in the United States (as measured in skier visits) has generally ranged between 51 million and 61 million annually over the last decade, with approximately 56.9 million visits for the 2012/2013 ski season. The factors that we believe are important to customers include:

- proximity to population centers;
- availability and cost of transportation to ski areas;
- ease of travel to ski areas (including direct flights by major airlines);
- pricing of lift tickets and/or season passes and the magnitude, quality and price of related ancillary services (ski school, dining and retail/rental), amenities and lodging;
- snowmaking facilities;
- type and quality of skiing and snowboarding offered;
- duration of the ski season;
- weather conditions; and
- reputation.

We have many competitors for our guests, including other major resorts in Colorado, California, Nevada, Utah, the Pacific Northwest and Southwest and other major destination ski areas worldwide. Our guests can choose from any of these alternatives, as well as non-skiing vacation options and destinations around the world. In addition, other forms of leisure such as sporting events and participation in other competing indoor and outdoor recreational activities are available to potential guests.

RockResorts hotels and our other hotels compete with numerous other hotel companies that may have greater financial resources than we do and they may be able to adapt more quickly to changes in customer requirements or devote greater resources to promotion of their offerings than us. We believe that developing and maintaining a competitive advantage will require us to make continued capital investments in our resorts. We cannot assure that we will have sufficient resources to make the necessary capital investments to do so, and we cannot assure that we will be able to compete successfully in this market or against such competitors.

The high fixed cost structure of ski resort operations can result in significantly lower margins if revenues decline. The cost structure of our ski resort operations has a significant fixed component with variable expenses including, but not limited to, Forest Service fees, other resort related fees, credit card fees, retail/rental cost of sales and labor, ski school labor and dining operations. Any material declines in the economy, elevated geopolitical uncertainties and/or significant changes in historical snowfall patterns, as well as other risk factors discussed herein could adversely affect revenue. As such, our margins, profits and cash flows may be materially reduced due to declines in revenue given our relatively high fixed cost structure. In addition, increases in wages and other labor costs, energy, healthcare, insurance, transportation and fuel, property taxes, minimum lease payments and other expenses included in our fixed cost structure may also reduce our margin, profits and cash flows.

Our current or future real estate development projects might not be successful. We have completed significant real estate development projects and have preliminary plans for significant future development projects. We could experience significant difficulties in realizing the anticipated financial benefits on completed projects or in initiating or completing future projects, due to among other things:

- sustained deterioration in real estate markets;
- difficulty in selling units or the ability of buyers to obtain necessary funds to close on units;
- escalation in construction costs due to price increases in commodities, unforeseen conditions, inadequate design or drawings, or other causes;
- work stoppages;
- weather interferences;
- shortages in obtaining materials;
- difficulty in financing real estate development projects;
- difficulty in receiving the necessary regulatory approvals;
- difficulty in obtaining qualified contractors or subcontractors; and
- unanticipated incremental remediation costs related to design and construction issues.

Our real estate development projects are designed to make our resorts attractive to our guests and to maintain competitiveness. If these projects are not successful, in addition to not realizing intended profits from the real estate developments, our guests may choose to go to other resorts that they perceive have better amenities.

There are significant risks associated with our recently completed real estate projects, which could adversely affect our financial condition, results of operations or anticipated cash inflows from these projects as we have units remaining that have not been sold. For example, in the event that the carrying cost of the remaining units available for sale exceeds anticipated future proceeds from the sale of these units, we would be required to record an impairment charge. During fiscal 2011, we completed The Ritz-Carlton Residences, Vail and in fiscal 2010 we completed One Ski Hill Place at the base of our Breckenridge ski resort, of which 51 units with a carrying cost of $93.6 million remain to be sold for both projects as of July 31, 2013. We have risk associated with selling and closing units in these projects as a result of the continued instability in the residential real estate credit markets and in the overall real estate market and, as a result we may not be able to sell units for a profit or at the prices or selling pace we anticipate. Furthermore, given the current economic climate, certain potential buyers may be unable to purchase units in part due to a reduction in funds available and/or decreases in mortgage availability.

We may not be able to fund resort capital expenditures and investment in future real estate projects. We anticipate that resort capital expenditures (primarily related to the Mountain and Lodging segments) will be approximately $130 million to $140 million for calendar year 2013. Additionally, our resort capital expenditures beyond calendar year 2013 could increase in connection with acquisitions and from, among other initiatives, anticipated new summer activities plans. Our ability to fund expenditures will depend on our ability to generate sufficient cash flow from operations and/or to borrow from third parties. We cannot provide assurances that our operations will be able to generate sufficient cash flow to fund such costs, or that we will be able to obtain sufficient financing on adequate terms, or at all. In addition, there can be no assurances that future real estate development projects (currently no significant development efforts are in progress) can be self-funded with cash available on hand, through advance pre-sale deposits or through third party real estate financing. Our ability to generate cash flow and to obtain third-party financing will depend upon many factors, including:

- our future operating performance;
- general economic conditions and economic conditions affecting the resort industry, the ski industry and the general capital markets;
- competition;
- legislative and regulatory matters affecting our operations and business; and
- our ability to meet our pre-sell targets on our future vertical real estate development projects;

We could finance future expenditures from any combination of the following sources:

- cash flow from operations;
- construction financing, including non-recourse or other financing;
- bank borrowings;
- public offerings of debt or equity; and
- private placements of debt or equity.

Any inability to generate sufficient cash flows from operations or to obtain adequate third-party financing could cause us to delay or abandon certain projects and/or plans.

We rely on government permits and landlord approvals. Our resort operations require permits and approvals from certain Federal, state, and local authorities, including the Forest Service and U.S. Army Corps of Engineers. Virtually all of our ski trails and related activities at Vail Mountain, Breckenridge, Keystone, Heavenly, Kirkwood and a majority of Beaver Creek are located on National Forest land. The Forest Service has granted us permits to use these lands, but maintains the right to review and approve many operational matters, as well as the location, design and construction of improvements in these areas. Currently, our permits expire December 31, 2029 for Breckenridge, December 1, 2031 for Vail Mountain, December 31, 2032 for Keystone, November 8, 2039 for Beaver Creek, May 1, 2042 for Heavenly, and March 1, 2052 for Kirkwood. The Forest Service can terminate or amend these permits if, in its opinion, such termination is required in the public interest. A termination or amendment of any of our permits could have a materially adverse effect on our business and operations. In order to undertake improvements and new development, we must apply for permits and other approvals. These efforts, if unsuccessful, could impact our expansion efforts. Furthermore, Congress may materially increase the fees we pay to the Forest Service for use of these National Forest lands. The Forest Service is in the process of developing SUP language to enforce its policy with regard to ownership of water used within ski area SUP boundaries. Once the new SUP language is finalized, the Forest Service will have the right to amend our existing SUPs to include this new language. The new permit language may substantially impair the value of or our ability to fully use existing water rights at Breckenridge, Vail Mountain, Keystone, Beaver Creek or Heavenly and may make it difficult to acquire new sources of water in the future. Additionally, our operations at Northstar and Canyons are conducted pursuant to long-term leases with third parties which require us to operate the resorts in accordance with the terms of the leases and seek certain approvals from the respective landlords for improvements made to the resorts. The initial lease term for Northstar with affiliates of CNL Lifestyle Properties, Inc. expires in January 2027, and allows for three 10-year renewal options. We entered into a transaction agreement, master lease agreement and ancillary transaction documents with affiliate companies of Talisker Corporation ("Talisker"), the initial lease term for Canyons with Talisker expires in May 2063, and allows for six 50-year renewal options. With respect to either Northstar or Canyons, there is no guarantee that at the end of the initial lease terms we will renew or, if desired, be able to negotiate new terms that are favorable to us. At our resorts that operate on privately-owned land, Northstar, Canyons, Afton Alps and Mt. Brighton, and at the portions of our other resorts that operate on private land, we are subject to local land use regulation and oversight by county and/or town government and may not be able to obtain the requisite approvals needed for resort improvements or expansions.

We are subject to extensive environmental laws and regulations in the ordinary course of business. Our operations are subject to a variety of Federal, state and local environmental laws and regulations including those relating to emissions to the air, discharges to water, storage, treatment and disposal of wastes, land use, remediation of contaminated sites and protection of natural resources such as wetlands. For example, future expansions of certain of our ski facilities must comply with applicable forest plans approved under the National Forest Management Act, state and federal wildlife protection laws or local zoning requirements. In addition, most projects to improve, upgrade or expand our ski areas are subject to environmental review under the NEPA and, for California projects at Heavenly, Kirkwood and Northstar, the CEQA. Both acts require that the Forest Service, or other governmental entities, study any proposal for potential environmental impacts and include in its analysis various alternatives. Our ski area improvement proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project. Our facilities are subject to risks associated with mold and other indoor building contaminants. From time to time our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements. We believe our operations are in substantial compliance with applicable material environmental, health and safety requirements.

However, our efforts to comply do not eliminate the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties we now or formerly owned or operated, newly discovered environmental impacts or contamination at or from any of our properties, or changes in environmental laws and regulations or their enforcement.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business. We depend on the use of sophisticated information technology and systems, including technology and systems used for central reservations, point of sale, procurement, administration and technologies we make available to our guests. We must continuously improve and upgrade our systems and infrastructure to offer enhanced products, services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure. Our future success also depends on our ability to adapt our infrastructure to meet rapidly evolving consumer trends and demands and to respond to competitive service and product offerings.

In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. Delays or difficulties in implementing new or enhanced systems may keep us from achieving the desired results in a timely manner, to the extent anticipated, or at all. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and could decrease our quality of service that we offer to our guests. Also, we may be unable to devote financial resources to new technologies and systems in the future. If any of these events occur, our business and financial performance could suffer.

Failure to maintain the integrity of internal or guest data could result in damages to our reputation and/or subject us to costs, fines or lawsuits. We collect and retain guest data, including credit card numbers and other personally identifiable information, for various business purposes, including transactional marketing and promotional purposes. We also maintain personally identifiable information about our employees. The integrity and privacy of our guest's and employee's information is very important to us and our guests and employees have a high expectation that we will adequately protect their personal information. The regulatory environment, as well as the requirements imposed on us by the payment card industry, governing information, security and privacy laws is increasingly demanding and continue to evolve and on occasion may be inconsistent from one jurisdiction to another. Maintaining compliance with applicable security and privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our guests. Furthermore, non-compliance with applicable security and privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us), breach of security on systems storing our guest and employee data, a loss of guest or employee data or fraudulent use of guest or employee data could adversely impact our reputation or result in fines or other damages and litigation.

We are subject to litigation in the ordinary course of business. We are, from time to time, subject to various asserted or unasserted legal proceedings and claims. Any such claims, regardless of merit, could be time consuming and expensive to defend and could divert management's attention and resources. While we believe we have adequate insurance coverage and/or accrue for loss contingencies for all known matters that are probable and can be reasonably estimated, we cannot assure that the outcome of all current or future litigation will not have a material adverse effect on us and our results of operations. For a more detailed discussion of our legal proceedings see Legal Proceedings under Item 3 and Note 12, Commitments and Contingencies, of the Notes to Consolidated Financial Statements.

Our business depends on the quality and reputation of our brands, and any deterioration in the quality or reputation of these brands could have an adverse impact on our business. A negative public image or other adverse events could affect the reputation of one or more of our ski resorts, other destination resorts, hotel properties and other businesses or more generally impact the reputation of our brands. If the reputation or perceived quality of our brands declines, our market share, reputation, business, financial condition or results of operations could be adversely impacted. The unauthorized use of our trademarks could also diminish the value of our brands and their market acceptance, competitive advantages or goodwill, which could adversely affect our business.

We depend on a seasonal workforce. Our mountain and lodging operations are highly dependent on a large seasonal workforce. We recruit year-round to fill thousands of seasonal staffing needs each season and work to manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place. We cannot guarantee that material increases in the cost of securing our seasonal workforce will not be necessary in the future. Furthermore, we cannot guarantee that we will be able to recruit and hire adequate seasonal personnel as the business requires. Increased seasonal wages or an inadequate workforce could have an adverse impact on our results of operations.

If we do not retain our key personnel, our business may suffer. The success of our business is heavily dependent on the leadership of key management personnel, including our senior executive officers. If any of these persons were to leave, it could be difficult to replace them, and our business could be harmed. As previously disclosed, our Executive Vice President and General Counsel has announced her resignation to be effective upon the hiring of her successor. We are currently conducting a search for a new General Counsel. We do not maintain "key-man" life insurance on any of our employees.

Our acquisitions or future acquisitions might not be successful. We have acquired certain ski resorts, other destination resorts, hotel properties and other businesses complementary to our own, as well as developable land in proximity to our resorts. Acquisitions are complex to evaluate, execute and integrate. We cannot assure you that we will be able to accurately evaluate or successfully integrate and manage acquired ski resorts, properties and businesses and increase our profits from these operations. We continually evaluate potential acquisitions and intend to actively pursue acquisition opportunities, some of which could be significant. As a result, we face various risks from acquisitions, including:

- our evaluation of the synergies and/or long-term benefits of an acquired business;
- our inability to integrate acquired businesses into our operations as planned;
- diversion of our management's attention;
- potential increased debt leverage;
- litigation arising from acquisition activity;
- potential goodwill impairments; and
- unanticipated problems or liabilities.

In addition, we run the risk that any new acquisitions may fail to perform in accordance with expectations, and that estimates of the costs of improvements for such properties may prove inaccurate.

We may not realize the anticipated benefits of our long-term lease for Canyons. In May 2013, we entered into a long-term lease pursuant to which we assumed the operations of Canyons which includes the ski area and related amenities. The lease has an initial term of 50 years with six 50-year renewal options. The lease provides for $25 million in annual fixed payments, which increase each year by an inflation linked index of CPI less 1%, with a floor of 2% per annum. In addition, the lease includes participating contingent payments of 42% of the amount by which EBITDA for the resort operations exceeds approximately $35 million, with such threshold amount increased by an inflation linked index and a 10% adjustment for any capital improvements or investments made under the lease by us.

In addition to the lease, we entered into ancillary transaction documents setting forth our rights among others, to ongoing litigation between the current operator of Park City Mountain Resort and Talisker related to the validity of a lease of the Talisker owned land under the ski terrain of Park City Mountain Resort. If the outcome of the litigation is favorable to Talisker, the land under the ski terrain of Park City Mountain Resort will become subject to our lease with Talisker. If the outcome of the litigation is unfavorable, we will be entitled to receive from Talisker the rent payments that Talisker receives from the current resort operator until such time as the current resort operator's lease has ended and the ski terrain under Park City Mountain Resort is then included in the lease. For a more detailed discussion of this litigation, see Legal Proceedings under Item 3 of this Form 10-K. If the litigation associated with the land under the ski terrain of Park City Mountain resort results in an unfavorable outcome, it could result in a material impairment charge attributable to goodwill, certain indefinite-lived intangible assets and/or other assets recorded in conjunction with the Canyons transaction, negatively impacting our results of operations and stockholders' equity.

We cannot predict whether we will realize all of the synergies we expect to arise from our operation of Canyons, nor can we predict the outcome of the ongoing litigation surrounding the land under the ski terrain of Park City Mountain Resort. We may also underestimate the resources required to integrate its operations and we are unable to predict the impact Canyons will have on our future results of operations. Additionally, as lease payments increase annually, we may also be adversely impacted by these increases that are not off-set by increased cash flow generated from operations at Canyons.

We may be required to write-off a portion of our goodwill, indefinite-lived intangible asset and/or long-lived asset balances as a result of prolonged weakness in economic conditions. Under accounting principles generally accepted in the United States of America ("GAAP"), we test goodwill and indefinite-lived intangible assets for impairment annually as well as on an interim basis to the extent factors or indicators become apparent that could reduce the fair value of our reporting units or indefinite-lived intangible assets below book value and we evaluate long-lived assets for potential impairment whenever events or change in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate the recoverability of goodwill by estimating the future discounted cash flows of our reporting units and terminal values of the businesses using projected future levels of income as well as business trends, prospects and market and economic conditions. We evaluate the recoverability of indefinite-lived intangible assets using the income approach based upon estimated future revenue streams (see Critical Accounting Policies in Item 7 of this Form 10-K). We evaluate the recoverability of long-lived assets by estimating the future undiscounted cash flows using projected future levels of income. However, if lower than projected levels of cash flows were to occur due to prolonged abnormal weather conditions or a prolonged weakness in general economic conditions, among other risk factors, it could cause less than expected growth and/or a reduction in terminal values and cash flows and could result in an impairment charge attributable to certain goodwill, indefinite-lived intangible assets and/ or long-lived assets, negatively impacting our results of operations and stockholders' equity.

We are subject to accounting regulations and use certain accounting estimates and judgments that may differ significantly from actual results. Implementation of existing and future legislation, rulings, standards and interpretations from the FASB or other regulatory bodies could affect the presentation of our financial statements and related disclosures. Future regulatory requirements could significantly change our current accounting practices and disclosures. Such changes in the presentation of our financial statements and related disclosures could change an investor's interpretation or perception of our financial position and results of operations.

We use many methods, estimates and judgments in applying our accounting policies (see Critical Accounting Policies in Item 7 of this Form 10-K). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Risks Relating to Our Capital Structure

Our stock price is highly volatile. The market price of our stock is highly volatile and subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

- quarterly variations in our operating results;
- operating results that vary from the expectations of securities analysts and investors;
- change in valuations, including our future real estate developments;
- changes in the overall travel, gaming, hospitality and leisure industries;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors or such guidance provided by us;
- announcements by us or companies in the travel, gaming, hospitality and leisure industries of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments, plans, prospects, service offerings or operating results;
- additions or departures of key personnel;
- future sales of our securities;
- trading and volume fluctuations;
- other risk factors as discussed above; and
- other unforeseen events.

Stock markets in the United States have often experienced extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions including acts of terrorism, military conflicts, prolonged economic uncertainty, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our stock.

We cannot provide assurance that we will continue to increase dividend payments and/or pay dividends. On June 7, 2011, our Board of Directors approved the commencement of a regular quarterly cash dividend on our common stock at an annual rate of $0.60 per share, subject to quarterly declaration. On March 5, 2012 our Board of Directors approved a 25% increase to the annual cash dividend to an annual rate of $0.75 per share, subject to quarterly declaration. On March 4, 2013 our Board of Directors approved an increase of approximately 11% to the annual cash dividend to an annual rate of $0.83 per share, subject to quarterly declaration. This dividend is anticipated to be funded through cash flow from operations and available cash on hand. Although we anticipate paying regular quarterly dividends on our common stock for the foreseeable future, the declaration of dividends is subject to the discretion of our Board of Directors, and is limited by applicable state law concepts of available funds for distribution as well as contractual restrictions. As a result, the amount, if any, of the dividends to be paid in the future will depend upon a number of factors, including our available cash on hand, anticipated cash needs, overall financial condition, restrictions contained in our senior credit facility, the Fifth Amended and Restated Credit Agreement, as amended, among us, Bank of America, N.A., as administrative agent, and the Lenders party thereto ("Credit Agreement") and the Indenture, dated April 25, 2011 among us, the guarantors therein and The Bank of New York Mellon Trust Company, N.A., as Trustee ("Indenture"), governing our 6.50% Senior Subordinated Notes due 2019 ("6.50% Notes"), any future contractual restrictions, future prospects for earnings and cash flows, as well as other factors considered relevant by our

Board of Directors. In addition, our Board of Directors may also suspend the payment of dividends at any time if it deems such action to be in the best interests of the Company and its stockholders. If we do not pay dividends, the price of our common stock must appreciate for investors to realize a gain on their investment in Vail Resorts, Inc. This appreciation may not occur and our stock may in fact depreciate in value.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to our stockholders. Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements and provisions of applicable Delaware law and applicable Federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

- delay, defer or prevent a change in control of our company;
- discourage bids for our securities at a premium over the market price;
- adversely affect the market price of, and the voting and other rights of the holders of our securities; or
- impede the ability of the holders of our securities to change our management.

Our indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations. Our level of indebtedness could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, including the annual fixed lease payments under the Canyons obligation, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, real estate developments, marketing efforts and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional funds.

We may be able to incur substantial additional indebtedness in the future. The terms of our Indenture do not fully prohibit us from doing so. As of July 31, 2013, we have $333.8 million available under the revolver component of our Credit Agreement (which represents the total commitment of $400.0 million less certain letters of credit outstanding of $66.2 million). If new debt is added to our current debt levels, the related risks that we face could intensify.

There are restrictions imposed by the terms of our indebtedness. The operating and financial restrictions and covenants in our Credit Agreement and Indenture may adversely affect our ability to finance future operations or capital needs or to engage in other business activities and strategic initiatives that may be in our long-term best interests. For example, the Indenture and the Credit Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

- incur additional debt or sell preferred stock;
- pay dividends, repurchase our stock and make other restricted payments;
- create liens;
- make certain types of investments;
- engage in sales of assets and subsidiary stock;
- enter into sales-leaseback transactions;
- enter into transactions with affiliates;
- issue guarantees of debt
- transfer all or substantially all of our assets or enter into merger or consolidation transactions; and
- make capital expenditures.

In addition, there can be no assurance that we will meet the financial covenants contained in our Credit Agreement. If we breach any of these restrictions or covenants, or suffer a material adverse change which restricts our borrowing ability under our Credit Agreement, we would not be able to borrow funds thereunder without a waiver. Any inability to borrow could have an adverse effect on our business, financial condition and results of operations. In addition, a breach, if uncured, could cause a default under the Indenture and our other debt. Our indebtedness may then become immediately due and payable. We may not have or be able to obtain sufficient funds to make these accelerated payments, including payments on the 6.50% Notes.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The following table sets forth the principal properties that we own or lease for use in our operations:

Location	Ownership	Use
Afton Alps, MN (296 acres)	Owned	Ski resort operations, including ski lifts, ski trails, golf course, clubhouse, buildings, commercial space and other improvements
Arrowhead Mountain, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
BC Housing Riveredge, CO	26% Owned	Employee housing facilities
Bachelor Gulch Village, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
Beaver Creek Resort, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Beaver Creek Mountain, CO (3,849 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Beaver Creek Mountain Resort, CO	Owned	Golf course, clubhouse, commercial space and residential condominium units
Breckenridge Ski Resort, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Breckenridge Mountain, CO (5,702 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Breckenridge Terrace, CO	50% Owned	Employee housing facilities
Broomfield, CO	Leased	Corporate offices
Canyons Resort, UT (6,100 acres)	Leased *	Ski resort operations, including ski lifts, ski trails, buildings, commercial space, dining facilities, property management, conference facilities and other improvements
Colter Bay Village, WY	Concessionaire contract	Lodging and dining facilities
Eagle-Vail, CO	Owned	Warehouse facility
Edwards, CO	Leased	Administrative offices
DoubleTree by Hilton Breckenridge, CO	Owned	Lodging, dining and conference facilities
Headwaters Lodge & Cabins, WY	Concessionaire contract	Lodging and dining facilities
Heavenly Mountain Resort, CA & NV	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
Heavenly Mountain, CA & NV (7,050 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Inn at Keystone, CO	Owned	Lodging, dining and conference facilities
Jackson Hole Golf & Tennis Club, WY	Owned	Golf course, clubhouse, tennis facilities, dining and real estate held for sale or development
Jackson Lake Lodge, WY	Concessionaire contract	Lodging, dining and conference facilities
Jenny Lake Lodge, WY	Concessionaire contract	Lodging and dining facilities

Keystone Conference Center, CO	Owned	Conference facility
Keystone Lodge, CO	Owned	Lodging, spa, dining and conference facilities
Keystone Resort, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, commercial space, property management, dining and real estate held for sale or development
Keystone Mountain, CO (8,376 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Keystone Ranch, CO	Owned	Golf course, clubhouse and dining facilities
Kirkwood Mountain Resort, CA	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
Kirkwood Mountain, CA (2,330 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Mt. Brighton, MI (193 acres)	Owned	Ski resort operations, including ski lifts, ski trails, golf course, clubhouse, buildings, commercial space and other improvements
Northstar California Resort, CA** (7,200 acres)	Leased	Ski trails, ski lifts, golf course, commercial space, dining facilities, buildings and other improvements
Northstar Village, CA**	Leased	Commercial space, ski resort operations, dining facilities, buildings, property management and other improvements
Red Cliffs Lodge, CA	Leased	Dining facilities, ski resort operations, commercial space, administrative offices
Red Sky Ranch, CO	Owned	Golf courses, clubhouses, dining facilities and real estate held for sale or development
River Course at Keystone, CO	Owned	Golf course and clubhouse
Seasons at Avon, CO	Leased/50% Owned	Administrative offices, commercial space
SSI Venture, LLC ("SSV") Properties; CO, CA, NV, UT, MN & WI	Owned/Leased	Approximately 180 retail stores (of which 118 stores are currently held under lease) for recreational products, and 4 leased warehouses
Ski Tip Lodge, CO	Owned	Lodging and dining facilities
The Arrabelle at Vail Square, CO	Owned	Lodging, spa, dining and conference facilities
The Lodge at Vail, CO	Owned	Lodging, spa, dining and conference facilities
The Osprey at Beaver Creek, CO	Owned	Lodging, dining and conference facilities
The Tarnes at Beaver Creek, CO	31% Owned	Employee housing facilities
Tenderfoot Housing, CO	50% Owned	Employee housing facilities
The Pines Lodge at Beaver Creek, CO	Owned	Lodging, dining and conference facilities
The Village Hotel, Breckenridge, CO	Owned	Lodging, dining, conference facilities and commercial space
Vail Mountain, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Vail Mountain, CO (12,353 acres)	SUP	Ski trails, ski lifts, buildings and other improvements

The Forest Service SUPs are encumbered under certain of our debt instruments. Many of our properties are used across all segments in complementary and interdependent ways.

* The operations of Canyons are conducted pursuant to a long-term lease on land and with certain operating assets owned by Talisker. The lease provides for the payment of a minimum annual base rent with periodic increases in base rent over the lease term and participating contingent payments of a percentage of the amount by which EBITDA for resort operations exceeds certain thresholds, also subject to periodic increases over the lease term. The initial term of the lease expires in fiscal 2063 and

is subject to six 50-year renewal options. Additionally, in connection with the lease, we entered into certain ancillary agreements with third parties, including leases and easements, allowing for various resort operations.

** The operations of Northstar are conducted on land and with operating assets owned by affiliates of CNL Lifestyle Properties, Inc. under operating leases which were assumed by us. The leases provide for the payment of a minimum annual base rent with periodic increases in base rent over the lease term. In addition, the leases provide for the payment of percentage rent based on a percentage of gross revenues generated at the property over certain thresholds. The initial term of the leases expires in fiscal 2027, and are subject to three 10-year renewal options.

ITEM 3. LEGAL PROCEEDINGS.

We are a party to various lawsuits arising in the ordinary course of business. We believe that we have adequate insurance coverage and/or have accrued for loss contingencies for all known matters and that, although the ultimate outcome of such claims cannot be ascertained, current pending and threatened claims are not expected to have a material, individually and in the aggregate, adverse impact on our financial position, results of operations and cash flows.

Internal Revenue Service Litigation

On August 24, 2009, we filed a complaint in the United States District Court for the District of Colorado against the United States of America seeking a refund of approximately $6.2 million in Federal income taxes paid for the tax years ended December 31, 2000 and December 31, 2001. Our amended tax returns for those years included calculations of NOLs carried forward from prior years to reduce our tax years 2000 and 2001 tax liabilities. The IRS disallowed refunds associated with those NOL carry forwards and we disagreed with the IRS action disallowing the utilization of the NOLs. On July 1, 2011, the District Court granted us summary judgment, concluding that the IRS's decision disallowing the utilization of the NOLs was inappropriate. The IRS is entitled to appeal the decision of the District Court to grant the motion for summary judgment and we do not know whether the IRS will do so or, if it does appeal, whether the appeal would be successful. However, at this point, the District Court proceedings have been continued pending on-going settlement discussions between the parties.

We are also a party to two related tax proceedings in the United States Tax Court regarding calculation of NOL carryover deductions for tax years 2006, 2007, and 2008. The two proceedings involve substantially the same issues as the litigation in the District Court for tax years 2000 and 2001 wherein we disagreed with the IRS as to the utilization of NOLs. At this time, however, it is uncertain whether or how the potential resolution of the District Court case may affect these Tax Court proceedings. The trial date for the Tax Court proceedings has been continued pending on-going settlement discussions between the parties.

PCMR Litigation

On May 29, 2013, in connection with our lease for Canyons Resort, we also assumed control over Talisker's ongoing litigation with the current Park City Mountain Resort ("PCMR") operator related to the validity of one or more leases of the Talisker owned land under the majority of the ski terrain of PCMR (the "PCMR litigation"). If the PCMR litigation concludes with a finding that the leases are not valid, the land under the ski terrain of PCMR previously subject to those leases will become subject to our existing lease for Canyons Resort. If the PCMR litigation concludes with a finding that the leases are valid, we will be entitled to receive from the landlord the rent payments it receives from the current PCMR operator until such time as the current PCMR operator's lease has ended and the ski terrain under PCMR is then included in our lease.

The PCMR litigation was instituted on March 9, 2012 in the Third Judicial District Court in Summit County, Utah by Greater Park City Company and Greater Properties, Inc. (collectively, "GPCC") against United Park City Mines Company and Talisker Land Holdings, LLC (collectively, "TLH"). GPCC filed the PCMR litigation seeking, among other things, a declaration from the court that they had properly extended the leases or that the leases have not expired based on theories of waiver or equitable estoppel. In the alternative, GPCC seeks damages of approximately $7.0 million caused by TLH's alleged failure to disclose to GPCC until December 2011 that the leases had expired. On November 20, 2012, the Court ruled on a motion to dismiss filed by TLH, dismissing GPCC's claim that they had properly extended the leases in accordance with their terms. The remaining claims are currently in discovery.

On September 18, 2013, the Court granted GPCC's motion to amend to add a claim based upon a right of first refusal to purchase certain land covered by the leases, which they claim may have been triggered by our transaction with Talisker and/or by another transaction in which Talisker was involved. GPCC has been ordered to join other parties to this claim whose interests may be impacted, including VR CPC Holdings, Inc., a subsidiary of the Company.

There is no trial date currently set.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information and Dividend Policy

Our common stock is traded on the New York Stock Exchange under the symbol "MTN." As of September 20, 2013, 35,964,133 shares of common stock were outstanding, held by approximately 335 holders of record.

The following table sets forth information on the high and low sales prices of our common stock on the New York Stock Exchange and the quarterly cash dividends declared per share of common stock for each quarterly period for the two most recently completed fiscal years.

Quarter Ended	Market Price Per Share High	Market Price Per Share Low	Cash Dividends Declared Per Share
Fiscal Year 2013			
October 31,	$ 59.49	$ 48.65	$ 0.1875
January 31,	$ 58.40	$ 49.35	$ 0.1875
April 30,	$ 64.33	$ 52.66	$ 0.2075
July 31,	$ 67.74	$ 59.17	$ 0.2075
Fiscal Year 2012			
October 31,	$ 48.13	$ 34.54	$ 0.15
January 31,	$ 46.96	$ 37.54	$ 0.15
April 30,	$ 46.75	$ 39.94	$ 0.1875
July 31,	$ 51.00	$ 40.30	$ 0.1875

On June 7, 2011, our Board of Directors approved the commencement of a regular quarterly cash dividend on our common stock at an annual rate of $0.60 per share, subject to quarterly declaration. On March 5, 2012 the Company's Board of Directors approved a 25% increase to the annual cash dividend to an annual rate of $0.75 per share, subject to quarterly declaration. Additionally, on March 4, 2013, our Board of Directors approved an increase of approximately 11% to our annual cash dividend to an annual rate of $0.83 per share, subject to quarterly declaration. This dividend is anticipated to be funded through cash flow from operations and available cash on hand. Subject to the discretion of our Board of Directors, applicable law and contractual restrictions, we anticipate paying regular quarterly dividends on our common stock for the foreseeable future. The amount, if any, of the dividends to be paid in the future will depend upon our available cash on hand, anticipated cash needs, overall financial condition, restrictions contained in our Credit Agreement and the Indenture, future prospects for earnings and cash flows, as well as other factors considered relevant by our Board of Directors.

Repurchase of Equity Securities

The following table sets forth our purchases of shares of our common stock during the fourth quarter of Fiscal 2013:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
May 1, 2013 – May 31, 2013	—	$ —	—	1,050,889
June 1, 2013 – June 30, 2013	—	—	—	1,050,889
July 1, 2013 – July 31, 2013	—	—	—	1,050,889
Total	—	$ —	—	1,050,889

(1) The share repurchase program is conducted under authorizations made from time to time by our Board of Directors. The Board of Directors initially authorized the repurchase of up to 3,000,000 shares of common stock

(March 9, 2006), and later authorized additional repurchases of up to 3,000,000 additional shares (July 16, 2008). Repurchases under these authorizations may be made from time to time at prevailing prices as permitted by applicable laws, and subject to market conditions and other factors. These authorizations have no expiration date.

Performance Graph



$250
$200
$150
$100
$50
2008
2009
2010
2011
2012
2013
MTN
Russell 2000
S&P 500
DJ U.S Travel & Leisure

The total return graph above is presented for the period from the end of our 2008 fiscal year through the end of Fiscal 2013. The comparison assumes that $100 was invested at the beginning of the period in our common stock ("MTN"), The Russell 2000, The Standard & Poor's 500 Stock Index and the Dow Jones U.S. Travel and Leisure Stock Index. We included the Dow Jones U.S. Travel and Leisure Index as we believe we compete in the travel and leisure industry.

The performance graph is not deemed filed with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, unless such filings specifically incorporate the performance graph by reference therein.

ITEM 6. SELECTED FINANCIAL DATA.

The following table presents selected historical consolidated financial data derived from our Consolidated Financial Statements for the periods indicated. The financial data for Fiscal 2013, the year ended July 31, 2012 ("Fiscal 2012") and the year ended July 31, 2011 ("Fiscal 2011") and as of July 31, 2013 and 2012 should be read in conjunction with the Consolidated Financial Statements, related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere in this Form 10-K. The table presented below is unaudited. The data presented below are in thousands, except for diluted net income per share attributable to Vail Resorts, Inc., cash dividends declared per share, effective ticket price ("ETP"), ADR and RevPAR amounts.

	Year Ended July 31,				
	2013[1]	2012[1]	2011[1]	2010[1]	2009[1]
Statement of Operations Data:					
Net revenue:					
Mountain	$ 867,514	$ 766,608	$ 752,191	$ 638,495	$ 614,597
Lodging	210,974	210,623	214,658	195,301	203,606
Real estate	42,309	47,163	200,197	61,007	186,150
Total net revenue	1,120,797	1,024,394	1,167,046	894,803	1,004,353
Segment operating expense:					
Mountain	639,706	568,578	540,366	456,017	451,025
Lodging	198,813	204,270	205,903	192,909	196,847
Real estate	58,090	63,170	205,232	71,402	142,070
Total segment operating expense	896,609	836,018	951,501	720,328	789,942
Depreciation and amortization	(132,688)	(127,581)	(117,957)	(110,638)	(107,213)
Gain on sale of real property	6,675	—	—	6,087	—
Mountain equity investment income, net	891	878	1,342	1,558	817
Investment income, net	351	469	719	445	1,793
Interest expense, net	(38,966)	(33,586)	(33,641)	(17,515)	(27,548)
Loss on extinguishment of debt	—	—	(7,372)	—	—
Income before provision for income taxes	59,229	27,092	55,520	53,797	81,196
Net income	37,610	16,391	34,422	35,775	50,552
Net loss (income) attributable to noncontrolling interests	133	62	67	(5,390)	(1,602)
Net income attributable to Vail Resorts, Inc.	$ 37,743	$ 16,453	$ 34,489	$ 30,385	$ 48,950
Diluted net income per share attributable to Vail Resorts, Inc.	$ 1.03	$ 0.45	$ 0.94	$ 0.83	$ 1.33
Cash dividends declared per share	$ 0.79	$ 0.675	$ 0.15	$ —	$ —
Other Data:					
Mountain					
Skier visits[2]	6,977	6,144	6,991	6,010	5,864
ETP [3]	$ 56.02	$ 55.75	$ 48.99	$ 48.13	$ 47.16
Lodging					
ADR[4]	$ 264.36	$ 260.04	$ 245.03	$ 237.57	$ 230.48
RevPAR[5]	$ 96.14	$ 90.36	$ 93.79	$ 89.35	$ 98.92
Real Estate					
Real estate held for sale and investment[6]	$ 195,230	$ 237,668	$ 273,663	$ 422,164	$ 311,485
Other Balance Sheet Data					
Cash and cash equivalents[7]	$ 138,604	$ 46,053	$ 70,143	$ 14,745	$ 69,298
Total assets	$ 2,275,422	$ 1,927,614	$ 1,946,236	$ 1,922,809	$ 1,884,480
Long-term debt (including long-term debt due within one year)	$ 796,922	$ 490,765	$ 491,743	$ 526,711	$ 491,960
Net Debt[8]	$ 658,318	$ 444,712	$ 421,600	$ 511,966	$ 422,662
Total Vail Resorts, Inc. stockholders' equity	$ 823,868	$ 802,311	$ 829,723	$ 788,770	$ 765,295

(footnotes to selected financial data appear on following page)

Footnotes to Selected Financial Data:

(1) *We have made several acquisitions which impact comparability between years during the past five years. The more significant of those include the acquisitions of: Canyons transaction (entered into in May 2013); Urban ski areas (acquired in December 2012); Kirkwood Mountain Resort (acquired in April 2012); Skiinfo (acquired February 2012); Northstar (acquired in October 2010); Mountain News Corporation ("Mountain News") (acquired May 2010); the remaining noncontrolling interest in SSV (acquired in April 2010); and CME (acquired in November 2008).*

(2) *A skier visit represents a person utilizing a ticket or pass to access a mountain resort for any part of one day, and includes both paid and complimentary access.*

(3) *ETP is calculated by dividing lift revenue by total skier visits during the respective periods.*

(4) *ADR is calculated by dividing total room revenue (includes both owned and managed condominium room revenue) by the number of occupied rooms during the respective periods.*

(5) *RevPAR is calculated by dividing total room revenue (includes both owned and managed condominium room revenue) by the number of rooms that are available to guests during the respective periods.*

(6) *Real estate held for sale and investment includes all land, development costs and other improvements associated with real estate held for sale and investment.*

(7) *Cash and cash equivalents excludes restricted cash.*

(8) *Net Debt is defined as long-term debt plus long-term debt due within one year less cash and cash equivalents.*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and notes related thereto included in this Form 10-K. To the extent that the following Management's Discussion and Analysis contains statements which are not of a historical nature, such statements are forward-looking statements which involve risks and uncertainties. These risks include, but are not limited to, those discussed in Item 1A, "Risk Factors" in this Form 10-K. The following discussion and analysis should be read in conjunction with the Forward-Looking Statements section and Item 1A, "Risk Factors" each included in this Form 10-K.

Management's Discussion and Analysis includes discussion of financial performance within each of our segments. We have chosen to specifically include Reported EBITDA (defined as segment net revenue less segment operating expense, plus or minus segment equity investment income or loss and for the Real Estate segment, plus gain on sale of real property) and Net Debt (defined as long-term debt plus long-term debt due within one year less cash and cash equivalents), in the following discussion because we consider these measurements to be significant indications of our financial performance and available capital resources. Reported EBITDA and Net Debt are not measures of financial performance or liquidity under GAAP. We utilize Reported EBITDA in evaluating our performance and in allocating resources to our segments. Refer to the end of the Results of Operations section for a reconciliation of Reported EBITDA to net income attributable to Vail Resorts, Inc. We also believe that Net Debt is an important measurement as it is an indicator of our ability to obtain additional capital resources for our future cash needs. Refer to the end of the Results of Operations section for a reconciliation of Net Debt.

Items excluded from Reported EBITDA and Net Debt are significant components in understanding and assessing financial performance or liquidity. Reported EBITDA and Net Debt should not be considered in isolation or as an alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the Consolidated Financial Statements as indicators of financial performance or liquidity. Because Reported EBITDA and Net Debt are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, Reported EBITDA and Net Debt as presented may not be comparable to other similarly titled measures of other companies.

Overview

Our operations are grouped into three integrated and interdependent segments: Mountain, Lodging and Real Estate. Resort is the combination of the Mountain and Lodging segments. Revenue from the Mountain, Lodging and Real Estate segments represented 77%, 19% and 4%, respectively, of our net revenue for Fiscal 2013.

Mountain Segment

The Mountain segment is comprised of the operations of eight ski resort properties at the Vail, Breckenridge, Keystone and Beaver Creek mountain resorts in Colorado ("Colorado" resorts); the Heavenly, Northstar and Kirkwood mountain resorts in the Lake Tahoe area of California and Nevada ("Tahoe" resorts); the Canyons mountain resort in Park City, Utah (acquired in May 2013); and the ski areas of Afton Alps in Minnesota and Mount Brighton in Michigan (both acquired in December 2012) ("Urban" ski areas); as well as ancillary services, primarily including ski school, dining and retail/rental operations. Our mountain ski resorts were open for business for the 2012/2013 ski season primarily from mid-November through mid-April, which is the peak operating season for the Mountain segment. Our single largest source of Mountain segment revenue is the sale of lift tickets (including season passes), which represented approximately 45%, 45% and 46% of Mountain segment net revenue for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Lift revenue is driven by volume and pricing. Pricing is impacted by both absolute pricing as well as the demographic mix of guests, which impacts the price points at which various products are purchased. The demographic mix of guests is divided into two primary categories: (1) out-of-state and international ("Destination") guests and (2) in-state and local ("In-State") guests. For the 2012/2013 ski season, Destination guests comprised approximately 56% of our mountain resort skier visits, while In-State guests comprised approximately 44% of our mountain resort skier visits, which compares to approximately 57% and 43%, respectively, for the 2011/2012 and 2010/11 ski seasons.

Destination guests generally purchase our higher-priced lift ticket products and utilize more ancillary services such as ski school, dining and retail/rental, as well as lodging at or around our resorts. Destination guest visitation is less likely to be impacted by changes in the weather, but can be more impacted by adverse economic conditions or the global geopolitical climate. In-State guests tend to be more value-oriented and weather sensitive. We offer a variety of season pass products for all of our ski resorts/ski areas, marketed towards both Destination and In-State guests. Our season pass product offerings range from providing access to a combination of our resorts to our Epic Season Pass that allows pass holders unlimited and unrestricted access to all of our ski resorts and Urban ski areas. Our season pass products provide a value option to our guests, which in turn assists us in developing a loyal base of customers who commit to ski at our resorts/areas generally in advance of the ski season and typically ski more days each season at our resorts/areas than those guests who do not buy season passes. As such, our season pass program drives strong customer loyalty; mitigates exposure to many weather sensitive guests; and generates additional ancillary spending. In addition, our season pass products attract new guests to our resorts/areas. All of our season pass products, including the Epic Season Pass, are predominately sold prior to the start of the ski season. Season pass revenue, although primarily collected prior to the ski season, is recognized in the Consolidated Statement of Operations ratably over the ski season. For the 2012/2013, 2011/2012 and 2010/2011 ski seasons, approximately 38%, 40% and 35%, respectively, of total lift revenue recognized was derived from season pass revenue.

The cost structure of our ski resort operations has a significant fixed component with variable expenses including, but not limited to, Forest Service fees, credit card fees, retail/rental cost of sales and labor, ski school labor and dining operations; as such, profit margins can fluctuate greatly based on the level of revenues.

Lodging Segment

Operations within the Lodging segment include (i) ownership/management of a group of luxury hotels through the RockResorts brand, the majority of which are proximate to our ski resorts; (ii) ownership/management of non-RockResorts branded hotels and condominiums proximate to our ski resorts; (iii) NPS concessionaire properties including GTLC; (iv) CME, a Colorado resort ground transportation company; and (v) mountain resort golf courses.

The performance of lodging properties (including managed condominium rooms) proximate to our ski resorts, and CME, is closely aligned with the performance of the Mountain segment and generally experiences similar seasonal trends, particularly with respect to visitation by Destination guests, and represented approximately 67%, 66% and 67% of Lodging segment net revenue (excluding Lodging segment revenue associated with reimbursement of payroll costs) for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively. Management primarily focuses on Lodging net revenue excluding payroll cost reimbursements and Lodging operating expense excluding reimbursed payroll costs (which are not measures of financial performance under GAAP) as the reimbursements are made based upon the costs incurred with no added margin, as such the revenue and corresponding expense have no effect on our Lodging Reported EBITDA which we use to evaluate Lodging segment performance. Revenue of the Lodging segment during our first and fourth fiscal quarters is generated primarily by the operations of our NPS concessionaire properties (as their operating season generally occurs from mid-May to mid-October); mountain resort golf operations and seasonally low operations from our other owned and managed properties and businesses.

Real Estate Segment

The Real Estate segment owns and develops real estate in and around our resort communities and primarily engages in vertical development of projects, as well as occasional sales of land to third-party developers. Currently, the principal activities of our Real Estate segment include the marketing and selling of remaining condominium units that are available for sale, sale of strategic land parcels, planning for future real estate development projects, including zoning and acquisition of applicable permits and the purchase of selected strategic land parcels for future development. Revenue from vertical development projects is not recognized until closing of individual units within a project, which occurs after substantial completion of the project. We attempt to mitigate the risk associated with vertical development by often utilizing guaranteed maximum price construction contracts (although certain construction costs may not be covered by contractual limitations), pre-selling a portion of the project, requiring significant non-refundable deposits, and potentially obtaining non-recourse financing for certain projects (although our last two major vertical development projects have not incurred any such direct third party financing). Additionally, our real estate development projects most often result in the creation of certain resort assets that provide additional benefit to the Mountain and Lodging segments. Our revenue from the Real Estate segment, and associated expense, can fluctuate significantly based upon the timing of closings and the type of real estate being sold, causing volatility in the Real Estate segment's operating results from period to period.

Recent Trends, Risks and Uncertainties

The data provided in this section should be read in conjunction with the risk factors identified in Item 1A and elsewhere in this Form 10-K. We have identified the following important factors (as well as uncertainties associated with such factors) that could impact our future financial performance:

- The timing and amount of snowfall can have an impact on Mountain and Lodging revenue particularly in regards to skier visits and the duration and frequency of guest visitation. To help mitigate this impact, we sell a variety of season pass products prior to the beginning of the ski season resulting in a more stabilized stream of lift revenue. Additionally, our season pass products provide a value option to our guests, which in turn creates a guest commitment predominantly prior to the start of the ski season. In March 2013, we began our pre-season pass sales program for the 2013/2014 ski season. Through September 22, 2013, our pre-season pass sales for the upcoming 2013/2014 ski season (including the Urban ski areas and Canyons for both the current and prior year, which prior year includes pass sales that occurred before our acquisition of the Urban ski areas and the Canyons transaction) have increased approximately 19% in units and increased approximately 23% in sales dollars, compared to the prior year period ended September 23, 2012. We cannot predict if this favorable trend will continue through the fall 2013 pass sales campaign, nor can we predict the overall impact that season pass sales will have on lift revenue for the 2013/2014 ski season.

- In Fiscal 2013, our lift revenue was favorably impacted by price increases at our mountain resorts that were implemented for the 2012/2013 ski season. Prices for the 2013/2014 ski season have not yet been finalized; and as such, there can be no assurances as to the level of price increases, if any, which will occur and the impact that pricing may have on visitation or revenue.
- Our Fiscal 2013 results for our Mountain and Lodging segments showed significant improvement over Fiscal 2012 largely due to the unprecedented low snowfall conditions throughout the 2011/2012 ski season. However, our Fiscal 2013 results were tempered by poor snowfall and unseasonably warm temperatures that occurred during the early 2012/2013 ski season in Colorado and during the latter half of the 2012/2013 ski season in Tahoe. We cannot predict whether snowfall levels will return to historical averages for the upcoming 2013/2014 ski season nor can we estimate the impact there may be to advance bookings, guest travel, season pass sales, lift revenue (excluding season passes), retail/rental sales or other ancillary services revenue next ski season as a result of the past two ski seasons' snowfall conditions, or if snowfall levels do not return to their historical average levels.
- Although many key economic indicators have improved recently including growth in the US stock markets, rising consumer confidence, and housing prices and lower unemployment, the US economy has struggled to gain momentum amid sweeping federal budget cuts, higher taxes, uncertainty over monetary policy and slow growth in many economies around the world. Given these economic trends and uncertainties, we cannot predict what the impact will be on overall travel and leisure or more specifically, on our guest visitation, guest spending or other related trends for the upcoming 2013/2014 ski season.
- On May 29, 2013, we entered into a long-term lease with Talisker pursuant to which we assumed resort operations of Canyons which includes the ski area and related amenities. The lease between us and Talisker for Canyons has an initial term of 50 years with six 50-year renewal options. The lease provides for $25 million in annual fixed payments, which increase each year by an inflation linked index of CPI less 1%, with a floor of 2% per annum. In addition, the lease includes participating contingent payments to Talisker of 42% of the amount by which EBITDA for the resort operations, as calculated under the lease, exceeds approximately $35 million, with such threshold amount increased by an inflation linked index and a 10% adjustment for any capital improvements or investments made under the lease by us. As a result of this transaction, we recorded $306.3 million in long-term debt (including capital lease obligations) and other liabilities including an estimate for future participating contingent payments. In addition to the lease, we entered into ancillary transaction documents setting forth our rights among others, to ongoing litigation between the current operator of Park City Mountain Resort and Talisker related to the validity of a lease of the Talisker owned land under the ski terrain of Park City Mountain Resort. If the outcome of the litigation is favorable to Talisker, the land under the ski terrain of Park City Mountain Resort will become subject to our lease with Talisker, which we expect would be beneficial to us as the inclusion of the ski terrain of Park City Mountain Resort in the lease would require no additional consideration from us but any earnings derived from that ski terrain would accrue to our benefit. Any such financial contribution from the additional ski terrain would be included as part of the calculation of EBITDA for the resort operations, and as a result, factor into the participating contingent payment component of the lease payment as described above. If the outcome of the litigation is unfavorable, we will be entitled to receive from Talisker the rent payments that Talisker receives from the current resort operator until such time as the current resort operator's lease has ended and the ski terrain under Park City Mountain Resort is then included in the lease. We cannot predict whether we will realize all of the synergies expected from our operation of Canyons nor can we predict the resources required to integrate its operations and the ultimate impact Canyons will have on our future results of operations. Furthermore, if the litigation associated with the land under the ski terrain of Park City Mountain Resort results in an unfavorable outcome it could result in a material impairment charge attributable to goodwill, certain indefinite-lived intangible assets and/or other assets recorded in conjunction with this transaction, negatively impacting our results of operations and stockholders' equity.

- During Fiscal 2013, in addition to the Canyons transaction as discussed above, we announced our calendar 2013 capital expenditure plan which is estimated between approximately $130 million and $140 million, including resort capital expenditures for the first phase of our new summer activities plans, and is the largest number of planned improvements in our history; we completed the acquisition of two ski areas, Afton Alps in Minnesota and Mount Brighton in Michigan, for net cash consideration of approximately $20.0 million; and on March 4, 2013, our Board of Directors increased our regular quarterly cash dividend on our common stock by approximately 11% to $0.2075 per share (or approximately $29.8 million annually based on our shares outstanding as of July 31, 2013). We cannot predict that any strategic initiatives undertaken will achieve the anticipated results.
- As of July 31, 2013, we had $138.6 million in cash and cash equivalents, as well as $333.8 million available under the revolver component of our Credit Agreement (which represents the total commitment of $400.0 million less certain letters of credit outstanding of $66.2 million). Additionally, we believe that the terms of our 6.50% Notes and our Credit Agreement allow for sufficient flexibility in our ability to make future acquisitions, investments, distributions to stockholders and incur additional debt. This, combined with our completed real estate projects where the proceeds from future real estate closings on The Ritz-Carlton Residences, Vail, and One Ski Hill Place in Breckenridge are expected to significantly exceed future carrying costs, and the continued positive cash flow from operating activities (primarily occurring during our second and third fiscal quarters) less capital expenditures has and is anticipated to continue to provide us with significant liquidity which we believe will allow us to consider additional strategic investments and other forms of returning value to our stockholders including the continued payment of a quarterly cash dividend.
- Real Estate Reported EBITDA is highly dependent on, among other things, the timing of closings on condominium units available for sale, which determines when revenue and associated cost of sales is recognized. Changes to the anticipated timing or mix of closing on one or more real estate projects, or unit closings within a real estate project, could materially impact Real Estate Reported EBITDA for a particular quarter or fiscal year. As of July 31, 2013, we had 22 units (of which two units sold subsequent to July 31, 2013) at The Ritz-Carlton Residences, Vail and 29 units (of which one unit sold subsequent to July 31, 2013) at One Ski Hill Place in Breckenridge available for sale. We cannot predict the ultimate number of units that we will sell, the ultimate price we will receive, or when the units will sell, although we currently believe the selling process will take multiple years. Additionally, if a prolonged weakness in the real estate market or general economic conditions were to occur we may have to adjust our selling prices more than currently anticipated in an effort to sell and close on units available for sale. However, our risk associated with adjusting selling prices to levels that may not be acceptable to us is partially mitigated by the fact that we do generate cash flow from placing unsold units into our rental program until such time selling prices are at acceptable levels to us. Furthermore, if weakness in the real estate market were to persist for multiple years, thus requiring us to sell remaining units below anticipated pricing levels (including any sales concessions and discounts) for the remaining inventory of units at The Ritz-Carlton Residences, Vail or One Ski Hill Place in Breckenridge, it may result in an impairment charge on one or both projects (see Critical Accounting Policies in this section of this Form 10-K).
- In accordance with GAAP, we test goodwill and indefinite-lived intangible assets for impairment annually as well as on an interim basis to the extent factors or indicators become apparent that could reduce the fair value of our reporting units or indefinite-lived intangible assets below book value. We also evaluate long-lived assets for potential impairment whenever events or change in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate the recoverability of our goodwill by estimating the future discounted cash flows of our reporting units and terminal values of the businesses using projected future levels of income as well as business trends, prospects and market and economic conditions. We evaluate the recoverability of indefinite-lived intangible assets using the income approach based upon estimated future revenue streams, and we evaluate long-lived assets based upon estimated undiscounted future cash flows. Our Fiscal 2013 annual impairment test did not result in a goodwill or significant indefinite-lived intangible asset impairment (see Critical Accounting Policies in this section of this Form 10-K). However, if lower than projected levels of cash flows were to occur due to prolonged abnormal weather conditions or a prolonged weakness in general economic conditions, among other risks, it could cause less than expected growth and/or a reduction in terminal values and cash flows and could result in an impairment charge attributable to certain goodwill, indefinite-lived intangible assets and/or long-lived assets (particularly related to our Lodging operations), negatively impacting our results of operations and stockholders' equity.

Results of Operations

Summary

Shown below is a summary of operating results for Fiscal 2013, Fiscal 2012 and Fiscal 2011 (in thousands):

	Year Ended July 31,		
	2013	2012	2011
Mountain Reported EBITDA	$ 228,699	$ 198,908	$ 213,167
Lodging Reported EBITDA	12,161	6,353	8,755
Resort Reported EBITDA	240,860	205,261	221,922
Real Estate Reported EBITDA	(9,106)	(16,007)	(5,035)
Income before provision for income taxes	59,229	27,092	55,520
Net income attributable to Vail Resorts, Inc.	$ 37,743	$ 16,453	$ 34,489

Mountain Segment

Mountain segment operating results for Fiscal 2013, Fiscal 2012 and Fiscal 2011 are presented by category as follows (in thousands, except ETP):

	Year Ended July 31,			Percentage Increase/(Decrease)	
	2013	2012	2011	2013/2012	2012/2011
Net Mountain revenue:					
Lift	$ 390,820	$ 342,500	$ 342,514	14.1%	— %
Ski school	95,254	84,292	83,818	13.0%	0.6 %
Dining	81,175	68,376	68,052	18.7%	0.5 %
Retail/rental	199,418	181,772	174,339	9.7%	4.3 %
Other	100,847	89,668	83,468	12.5%	7.4 %
Total Mountain net revenue	$ 867,514	$ 766,608	$ 752,191	13.2%	1.9 %
Mountain operating expense:					
Labor and labor-related benefits	$ 238,479	$ 207,269	$ 200,475	15.1%	3.4 %
Retail cost of sales	88,500	79,657	71,961	11.1%	10.7 %
Resort related fees	41,970	39,557	39,476	6.1%	0.2 %
General and administrative	119,938	107,483	102,296	11.6%	5.1 %
Other	150,819	134,612	126,158	12.0%	6.7 %
Total Mountain operating expense	$ 639,706	$ 568,578	$ 540,366	12.5%	5.2 %
Mountain equity investment income, net	891	878	1,342	1.5%	(34.6)%
Mountain Reported EBITDA	$ 228,699	$ 198,908	$ 213,167	15.0%	(6.7)%
Total skier visits	6,977	6,144	6,991	13.6%	(12.1)%
ETP	$ 56.02	$ 55.75	$ 48.99	0.5%	13.8 %

Certain Mountain segment operating expenses presented above for Fiscal 2012 and Fiscal 2011, have been reclassified to conform to the current fiscal year presentation.

Mountain Reported EBITDA includes $9.0 million, $7.6 million and $7.1 million of stock-based compensation expense for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Fiscal 2013 compared to Fiscal 2012

Overall, Fiscal 2013 results reflect an increase in Mountain net revenue of $100.9 million, or 13.2%, compared to Fiscal 2012 driven by higher overall visitation due to improved weather conditions during the 2012/2013 ski season compared to the 2011/2012 ski season. Our Fiscal 2013 results also benefited from higher pricing, increased average guest spend on ancillary services and higher pass sales. Excluding the incremental revenue from the Acquisitions (as defined below) of $29.3 million, revenue increased $71.6 million, or 9.3%, for Fiscal 2013 compared to Fiscal 2012. Mountain Reported EBITDA for Fiscal 2013 increased $29.8 million, or 15.0%, compared to Fiscal 2012, and includes incremental positive EBITDA of $5.5 million from the acquisitions of Kirkwood (acquired in April 2012) and the Urban ski areas (acquired in December 2012), and $8.4 million of negative EBITDA (including $5.5 million of transaction and transition related costs) related to the Canyons transaction (entered into in May 2013) (the "Acquisitions"). Our Colorado resorts experienced strong results from the peak holiday periods of Christmas through Spring Break and Easter compared to the prior year; however, these results were tempered by poor snowfall and unseasonably warm temperatures which occurred from the start of the ski season through the pre-Christmas holiday period which adversely impacted skier visitation to our Colorado resorts during this period. As such, skier visitation to our Colorado resorts increased 4.0% overall for the 2012/2013 ski season compared to the 2011/2012 ski season. Our Tahoe resorts experienced significantly better snowfall and weather conditions during first half of the 2012/2013 ski season which contributed to a significant increase in skier visitation to the Tahoe region combined with the addition of Kirkwood; however, the early momentum at our Tahoe resorts was slowed by dry conditions and warm temperatures experienced throughout the latter half of the 2012/2013 ski season. Overall, our Tahoe resorts saw an increase in skier visitation of 32.1% (including Kirkwood).

Lift revenue increased $48.3 million, or 14.1%, from prior year, resulting from a $36.4 million, or 17.6% increase in lift revenue excluding season pass revenue, as well as a $11.9 million, or 8.8%, increase in season pass revenue. The increase in lift revenue excluding season pass revenue was driven by an increase in visitation excluding season pass holders of 14.5%, and an increase in ETP, excluding season pass holders, of $2.01 or 2.7%. Excluding the Acquisitions, lift revenue excluding season pass holders increased $26.4 million, or 12.8%, driven by a 5.7% increase in visitation excluding season pass holders and an increase in ETP excluding season pass holders of $4.94, or 6.7%. The increase in ETP excluding season pass holders was primarily due to increases in pricing. The increase in season pass revenue was driven by a combination of both an increase in units sold and pricing. Total ETP was relatively flat compared to prior year due primarily to an increase in visitation from our season pass holders offset by price increases in both season passes and daily lift tickets.

Ski school revenue increased $11.0 million, or 13.0%, for Fiscal 2013 compared to Fiscal 2012, with our Colorado resorts ski school revenue increasing $5.7 million, or 7.9%, and our Tahoe resorts (including Kirkwood) ski school revenue increasing $4.8 million, or 39.6%, compared to prior year. Ski school revenue benefited from the increase in skier visitation at both our Colorado and Tahoe resorts (as discussed above) and an increase in yield per skier visit of 2.1%. Excluding the Acquisitions, ski school revenue increased $9.1 million, or 10.8%, and yield per skier visit increased 4.4%.

Dining revenue for Fiscal 2013 compared to Fiscal 2012, increased $12.8 million, or 18.7%, with our Tahoe resorts (including Kirkwood) generating an increase of $6.1 million, or 36.8%, due to incremental Kirkwood revenue ($3.2 million), an increase in skier visitation and an increase in yield per skier visit. Dining revenue at our Colorado resorts increased $4.8 million, or 9.3%, primarily attributable to increased skier visitation and an increase in yield per skier visit during the 2012/2013 ski season, as well as improved summer visitation. Excluding the Acquisitions, dining revenue increased $7.7 million, or 11.4%, and yield per skier visit increased 6.5% for the 2012/2013 ski season.

Retail/rental revenue increased $17.6 million, or 9.7%, for Fiscal 2013 compared to Fiscal 2012, which was driven by an increase in retail sales of $11.9 million, or 8.6%, and an increase in rental revenues of $5.7 million, or 13.4%. The increase in retail sales was primarily attributable to our Any Mountain stores (in the San Francisco bay area) along with our stores proximate to our Tahoe resorts, at which sales increased a combined $5.5 million due to increased skier visitation during the 2012/2013 ski season and the addition of Kirkwood; stores proximate to our Colorado resorts which were up a combined $3.7 million; an increase in sales from our on-line retailer of $2.8 million; all of which was partially offset by decreases at our Colorado front range stores which were negatively impacted by unfavorable weather conditions during the early ski season. The increase in rental revenue was primarily driven by stores proximate to our Tahoe resorts (including Kirkwood), which increased $2.2 million; our Colorado resort stores, which increased by $0.9 million; and the addition of the Urban ski areas, which contributed $1.2 million. Excluding the Acquisitions, retail/rental revenue increased $13.6 million, or 7.5%.

Other revenue mainly consists of private club revenue (which includes both club dues and amortization of initiation fees), summer visitation and other mountain activities revenue, marketing and internet advertising revenue, commercial leasing revenue, employee housing revenue, municipal services revenue and other recreation activity revenue. For Fiscal 2013, other revenue increased $11.2 million, or 12.5%, compared to Fiscal 2012, primarily due to incremental internet advertising revenue from Skiinfo of $2.5 million; increased base area services and parking revenue of $2.2 million; an increase in strategic alliance marketing revenue of $2.0 million; an increase in summer activities revenue of $1.4 million due to increased summer visitation; increased employee housing revenue of $0.8 million; and on-mountain group events of $0.5 million.

Operating expense increased $71.1 million, or 12.5%, for Fiscal 2013 compared to Fiscal 2012, which includes incremental operating expense from the Acquisitions of $27.2 million and transaction related fees associated with the Urban ski areas and Canyons transactions of $5.0 million. Excluding Acquisitions related expenses, operating expense increased $38.9 million, or 6.8%, for Fiscal 2013 compared to Fiscal 2012. Labor and labor-related benefits (excluding incremental expense from the Acquisitions) increased $18.7 million, or 9.0%, primarily due to normal wage adjustments, higher bonus expense, increased staffing levels to support higher volumes primarily in ski school, mountain operations, on-mountain dining, summer operations and higher store labor primarily due to new retail stores. Retail cost of sales (excluding incremental expense from the Acquisitions) increased $7.6 million, or 9.5%, primarily due to an increase in overall retail sales, and higher cost of sales margins due primarily to an increase in on-line sales which generate a lower gross profit margin and more discounting at our city stores. General and administrative expense (excluding incremental expense from the Acquisitions) increased $8.3 million, or 7.7%, primarily due to higher Mountain segment component of allocated corporate costs including increased sales and marketing expense and higher costs associated with employee housing, and a shift in allocated corporate expenses to the Mountain segment, partially offset by lower employee medical costs. Resort related fees (excluding incremental expense from the Acquisitions) increased $1.6 million, or 4.0%, due to overall increases in revenue upon which those fees are based. Other expense (excluding incremental expense from the Acquisitions) increased $2.7 million, or 2.0%, which was driven by higher operating expenses including food and beverage cost of sales and supplies expense, partially offset by lower utilities expense.

Mountain equity investment income, net primarily includes our share of income from the operations of a real estate brokerage joint venture.

Fiscal 2012 compared to Fiscal 2011

During Fiscal 2012, our resorts experienced historically low snowfall (with cumulative snowfall down more than 50% over the 2010/2011 ski season) and one of the mildest winters on record, including over the key Christmas, Spring Break and Easter periods. These weather conditions adversely impacted our skier visitation which was down 12.1% (with our Colorado and Tahoe resorts down 8.9% and 22.3%, respectively) for the 2011/2012 ski season compared to the 2010/2011 ski season. Despite these unprecedented adverse conditions, revenues were generally stabilized by increased season pass sales, higher pricing and increased average guest spend. Additionally, Mountain Reported EBITDA for Fiscal 2012 was unfavorably impacted as compared to Fiscal 2011 due to the inclusion of first quarter operating results and transaction costs of Northstar (acquired in October 2010) in Fiscal 2012 which generated $7.2 million of negative EBITDA due to no ski operations (partially offset by Fiscal 2011 acquisition costs of $4.1 million), and due to the timing of the acquisition of Kirkwood (acquired in April 2012) which generated $1.0 million of negative EBITDA and acquisition related costs incurred on Kirkwood and Skiinfo (acquired in February 2012) of $1.6 million.

Lift revenue remained relatively flat for Fiscal 2012, compared to Fiscal 2011, resulting from a $15.8 million, or 13.2%, increase in season pass revenue, offset by a $15.9 million, or 7.1%, decrease in lift revenue excluding season pass revenue. The increase in season pass revenue was driven primarily by an increase in pricing for season pass products as well as a 3% increase in unit sales. The decline in lift revenue excluding season pass revenue was due to a decline in visitation excluding season pass holders of 15.0%, compared to Fiscal 2011, partially offset by an increase in ETP excluding season pass holders of $6.30, or 9.3%. The increase in ETP excluding season pass holders was due primarily to price increases and a change in mix as a greater percentage of higher priced lead/window lift ticket products were sold in Fiscal 2012 compared to Fiscal 2011. Total ETP increased $6.76, or 13.8%, compared to Fiscal 2011, due primarily to price increases, as discussed above, and a decline from Fiscal 2011 in visitation from our season pass holders of approximately 1.2 days per pass, or 11.3%.

Ski school revenue increased $0.5 million, or 0.6%, for Fiscal 2012 compared to Fiscal 2011, with our Colorado resorts ski school revenue increasing $2.4 million, or 3.4%, compared to Fiscal 2011. Although all of our resorts were negatively impacted by a decline in skier visitation as discussed above, the impact to ski school revenue resulting from lower visitation was entirely offset by improved yields per skier visit. Ski school revenue benefited from an overall 14.4% increase in yield per skier visit primarily due to higher guest penetration and pricing compared to Fiscal 2011.

Dining revenue increased $0.3 million, or 0.5%, for Fiscal 2012 compared to Fiscal 2011, which was primarily driven by a 12.9% increase in yield per skier visit during the 2011/2012 ski season, offset by the decline in skier visitation (as discussed above), and the impact of later terrain openings and earlier closings of certain dining facility operations during the 2011/2012 ski season. Additionally, dining revenue was favorably impacted by the opening of new on-mountain dining venues in Vail and Northstar, as well as higher summer visitation, particularly in the fourth quarter of Fiscal 2012, compared to Fiscal 2011.

Retail/rental revenue increased $7.4 million, or 4.3%, for Fiscal 2012 compared to Fiscal 2011, which was primarily driven by an increase in retail sales of $12.5 million generated by our on-line retailer (acquired in July 2011) and increased sales at our Colorado front range stores which were primarily attributable to strong sales at pre-ski season sales events. Partially offsetting these increases were declines in retail sales occurring at stores proximate to our Tahoe resorts and our Any Mountain stores (in the San Francisco bay area) resulting from historically low snowfall and unseasonably warm weather during the 2011/2012 ski season compared to the 2010/2011 ski season. Additionally, impacting retail/rental revenue was a decline in rental revenue of $1.4 million, or 3.3%, compared to Fiscal 2011, due to the decline in skier visitation as discussed above.

Other revenue mainly consists of private club revenue (which includes both club dues and amortization of initiation fees), summer visitation and other mountain activities revenue, marketing and internet advertising revenue, commercial leasing revenue, employee housing revenue, municipal services revenue and other recreation activity revenue. For Fiscal 2012, other revenue increased $6.2 million, or 7.4%, compared to Fiscal 2011, primarily due to increased internet advertising revenue resulting from the acquisition of Skiinfo in February 2012, an increase in summer activities revenue, and an increase in strategic alliance marketing revenue. Our summer activities revenue was favorably impacted in the fourth quarter of Fiscal 2012 by increased summer visitation and an earlier opening of on-mountain activities, such as chairlift and gondola rides, mountain biking, and the alpine slide and alpine coaster.

Operating expense increased $28.2 million, or 5.2%, for Fiscal 2012 compared to Fiscal 2011. Retail cost of sales increased $7.7 million, or 10.7%, due primarily to an $8.5 million increase in cost of sales from higher sales volumes generated by our on-line retailer (acquired in July 2011). General and administrative expense increased $8.0 million, or 7.7%, compared to Fiscal 2011, primarily due to higher Mountain segment component of corporate costs which includes costs related to the newly introduced EpicMix Photo, increased sales and marketing expense, as well as increased costs associated with higher internet advertising revenue resulting from the acquisition of Skiinfo, partially offset by lower employee medical costs and $4.1 million of Northstar acquisition related costs incurred in Fiscal 2011. Other expense increased $7.5 million, or 6.0%, compared to Fiscal 2011, primarily due to higher utilities expense as a result of extended snowmaking operations due to the unprecedented weather conditions occurring during the 2011/2012 ski season and higher operating expense (primarily rent expense) associated with the ownership of Northstar (acquired in October 2010). Additionally, labor and labor-related benefits increased $4.9 million, or 2.4%, compared to Fiscal 2011. Labor and labor-related benefits were impacted by incremental labor expense associated with the acquisition of Northstar and our on-line retailer, partially offset by a decrease in staffing primarily in ski school, as well as reduced bonus expense.

Mountain equity investment income, net primarily includes our share of income from the operations of a real estate brokerage joint venture. The decrease in equity investment income for Fiscal 2012 is primarily due to decreased commissions earned by the brokerage due to a lower level of real estate closures on multi-unit projects compared to Fiscal 2011.

Lodging Segment

Lodging segment operating results for Fiscal 2013, Fiscal 2012 and Fiscal 2011 are presented by category as follows (in thousands, except ADR and RevPAR):

	Year Ended July 31,			Percentage Increase/(Decrease)	
	2013	2012	2011	2013/2012	2012/2011
Lodging net revenue:					
Owned hotel rooms	$ 48,449	$ 45,131	$ 43,327	7.4 %	4.2 %
Managed condominium rooms	44,486	40,473	39,239	9.9 %	3.1 %
Dining	33,809	29,980	29,885	12.8 %	0.3 %
Transportation	19,602	18,860	19,810	3.9 %	(4.8)%
Golf	15,237	15,159	14,461	0.5 %	4.8 %
Other	38,562	38,383	39,301	0.5 %	(2.3)%
	200,145	187,986	186,023	6.5 %	1.1 %
Payroll cost reimbursements	10,829	22,637	28,635	(52.2)%	(20.9)%
Total Lodging net revenue	$ 210,974	$ 210,623	$ 214,658	0.2 %	(1.9)%
Lodging operating expense:					
Labor and labor-related benefits	$ 92,737	$ 88,777	$ 86,584	4.5 %	2.5 %
General and administrative	28,446	29,280	31,265	(2.8)%	(6.3)%
Other	66,801	63,576	59,419	5.1 %	7.0 %
	187,984	181,633	177,268	3.5 %	2.5 %
Reimbursed payroll costs	10,829	22,637	28,635	(52.2)%	(20.9)%
Total Lodging operating expense	$ 198,813	$ 204,270	$ 205,903	(2.7)%	(0.8)%
Lodging Reported EBITDA	$ 12,161	$ 6,353	$ 8,755	91.4 %	(27.4)%
Owned hotel statistics:					
ADR	$ 203.61	$ 205.02	$ 195.69	(0.7)%	4.8 %
RevPar	$ 122.77	$ 114.73	$ 114.03	7.0 %	0.6 %
Managed condominium statistics:					
ADR	$ 333.98	$ 320.30	$ 296.74	4.3 %	7.9 %
RevPar	$ 83.48	$ 78.65	$ 83.54	6.1 %	(5.9)%
Owned hotel and managed condominium statistics (combined):					
ADR	$ 264.36	$ 260.04	$ 245.03	1.7 %	6.1 %
RevPar	$ 96.14	$ 90.36	$ 93.79	6.4 %	(3.7)%

The Lodging segment ADR and RevPAR statistics presented above for Fiscal 2013 exclude the managed condominium rooms at Canyons (assumed in May 2013) that do not have comparable results for Fiscal 2012 and 2011. The Lodging segment ADR and RevPAR statistics presented above for Fiscal 2011 have been adjusted to include the managed condominium rooms in the Lake Tahoe region (acquired in October 2010) and exclude for Fiscal 2012 and 2011 Breckenridge Mountain Lodge (an owned property that was closed in Fiscal 2012).

Lodging Reported EBITDA includes $1.9 million, $1.7 million and $2.1 million of stock-based compensation expense for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Fiscal 2013 compared to Fiscal 2012

Total Lodging net revenue (excluding payroll cost reimbursements) for Fiscal 2013 increased $12.2 million, or 6.5%, as compared to Fiscal 2012, including incremental revenue of $1.9 million from Flagg Ranch (a NPS concessionaire contract that was awarded in November 2011) and $2.8 million from the addition of Canyons in May 2013. Additionally, Flagg Ranch contributed $0.6 million and Canyons contributed $0.8 million of incremental EBITDA for Fiscal 2013.

Revenue from owned hotel rooms increased $3.3 million, or 7.4%, for Fiscal 2013 compared to Fiscal 2012, which includes $1.0 million of incremental room revenue from Flagg Ranch for the three months ended October 31, 2012. Owned room revenue was also positively impacted by our Colorado lodging properties, which increased $2.2 million, resulting from improved summer visitation and an increase in transient guest visitation attributable to increased skier visits at our Colorado mountain resorts during the 2012/2013 ski season. Owned occupancy increased by 4.3 percentage points and RevPAR increased 7.0%. The increase in occupancy and RevPAR is primarily due to an increase in transient business at The DoubleTree in Breckenridge and transient and group business at our Keystone resort properties. Revenue from managed condominium rooms increased $4.0 million, or 9.9%, for Fiscal 2013 compared to Fiscal 2012, and was attributable to $1.1 million of incremental revenue from managed condominium units at Canyons, additional managed condominium units at Kirkwood, and an increase in transient guest visitation at our managed condominium rooms in Colorado and the Tahoe region due to increased skier visitation during the 2012/2013 ski season.

Dining revenue for Fiscal 2013 increased $3.8 million, or 12.8%, compared to Fiscal 2012, primarily due to a $1.2 million increase in group business at Keystone, increased dining revenue at The Arrabelle and the DoubleTree in Breckenridge due to an increase in transient and group visitation, increased dining revenue at GTLC, as well as incremental dining revenue from Canyons and Flagg Ranch, partially offset by a decline in Vail lodging banquet revenue. Transportation revenue increased $0.7 million, or 3.9%, for Fiscal 2013 compared to Fiscal 2012 primarily due to an increase in total passengers of 8.7%, partially offset by a 4.4% decline in revenue per passenger driven by competitive pricing strategies. Other revenue for Fiscal 2013 increased $0.2 million, or 0.5%, as compared to Fiscal 2012, primarily due to an increase in conference services provided to our group business, an increase in retail and ancillary revenue from GTLC and Flagg Ranch, and an increase in strategic alliance marketing revenue, partially offset by lower revenue from managed hotel properties as a result of the previously announced RockResorts reorganization plan.

Operating expense (excluding reimbursed payroll costs) increased $6.4 million, or 3.5%, for Fiscal 2013 compared to Fiscal 2012. Labor and labor-related benefits increased $4.0 million, or 4.5%, resulting from normal wage adjustments, an increase in contract labor associated with increased occupancy, increased conference services provided to our group business, and incremental labor costs associated with Canyons and Flagg Ranch of $1.7 million, partially offset by a reduction in overhead labor associated with the RockResorts reorganization plan. Other expense increased $3.2 million, or 5.1%, primarily due to incremental expenses associated with Canyons and Flagg Ranch of $1.6 million, higher variable operating costs including higher food and beverage cost of sales, partially offset by a decrease in reimbursable costs (other than payroll) from managed hotel properties due to the RockResorts reorganization plan. General and administrative expense decreased $0.8 million, or 2.8%, for Fiscal 2013 compared to Fiscal 2012, as a result of the RockResorts reorganization plan, partially offset by higher allocated corporate costs.

Revenue from payroll cost reimbursements and the corresponding reimbursed payroll costs relates to payroll costs at managed hotel properties where we are the employer and all payroll costs are reimbursed by the owners of the properties under contractual arrangements. Since the reimbursements are made based upon the costs incurred with no added margin, the revenue and corresponding expense have no effect on our Lodging Reported EBITDA. The decrease in revenue from payroll cost reimbursements and the corresponding decrease in reimbursed payroll costs for Fiscal 2013 compared to Fiscal 2012 was due to a reduction in the number of managed hotel properties as previously announced under the RockResorts reorganization plan.

Fiscal 2012 compared to Fiscal 2011

Revenue from owned hotel rooms increased $1.8 million, or 4.2%, for Fiscal 2012 compared to Fiscal 2011, which was primarily driven by a $2.3 million increase in room revenue from GTLC and Flagg Ranch. GTLC's room revenue increased $1.1 million, or 6.8%, in Fiscal 2012 compared to Fiscal 2011 and was driven by increases in both ADR and occupancy as gains in occupancy were largely driven by improved weather conditions in May and June 2012 compared to the same period in Fiscal 2011. Our Colorado lodging resort properties room revenue was adversely impacted by a decline in occupancy in Fiscal 2012 primarily due to a decrease in transient guest visitation which was adversely impacted by a decrease in skier visitation at our Colorado ski resorts as discussed in the Mountain segment. Also negatively impacting revenue from owned hotel rooms for Fiscal 2012 compared to Fiscal 2011 was a decline in group business at our Keystone resort, as well as the closure of Breckenridge Mountain Lodge. Revenue from managed condominium rooms increased $1.2 million, or 3.1%, for Fiscal 2012 compared to Fiscal 2011, and was primarily attributable to additional managed condominium units at One Ski Hill Place in Breckenridge and The Ritz-Carlton Residences, Vail, partially offset by the decline in group business at our Keystone resort.

Dining revenue for Fiscal 2012 increased $0.1 million, or 0.3%, as compared to Fiscal 2011, primarily due to increased dining revenue at The Arrabelle, and increased dining revenue at GTLC due to higher park visitation and the addition of Flagg Ranch in Fiscal 2012, mostly offset by a decrease in group visitation at our Keystone resort and the conversion of an owned restaurant at the Lodge at Vail to a leased facility. Transportation revenue decreased $1.0 million, or 4.8%, for Fiscal 2012 compared to Fiscal 2011, primarily due to the decline in destination skier visitation discussed in the Mountain segment as well as price decreases instituted during the 2011/2012 ski season to compete with rental car discounts and other competitors which resulted in a 4.2% decline in revenue per passenger combined with a decrease in passengers of 0.8%. Golf revenue increased $0.7 million or 4.8%, for Fiscal 2012 compared to prior year, primarily due to the addition of a golf course at Northstar as part of that resort acquisition in October 2010 and an increase in the number of paid golf rounds played at our other golf courses. Other revenue decreased $0.9 million, or 2.3%, for Fiscal 2012 compared to Fiscal 2011, primarily due to a decrease in conference services provided to our group business at our Keystone resort, lower management revenue from managed hotel properties, and lower commissions earned from reservations booked through our central reservation system, partially offset by an increase in ancillary and retail revenue at GTLC and Flagg Ranch.

Operating expense (excluding reimbursed payroll costs) increased $4.4 million, or 2.5%, for Fiscal 2012 compared to Fiscal 2011. Operating expense for Fiscal 2011 benefited from the receipt of $2.9 million, net of legal expenses (included as a credit in other expense), for the settlement of alleged damages related to the CME acquisition. Excluding the impact of the CME settlement, operating expenses increased $1.4 million, or 0.8%, in Fiscal 2012 compared to Fiscal 2011. Labor and labor-related benefits increased $2.2 million, or 2.5%, resulting from normal wage and benefit increases, increased labor costs associated with operating Flagg Ranch, and incremental labor associated with the addition of managed condominiums in the Lake Tahoe region, partially offset by lower staffing levels associated with decreased occupancy primarily at our Colorado lodging properties and decreased conference services provided to our group business. General and administrative expense for Fiscal 2012 decreased $2.0 million, or 6.3%, compared to Fiscal 2011 due to a decrease in the Lodging segment component of corporate costs, lower central reservations costs, and lower employee medical costs, partially offset by reorganization related expenses and estimated uncollectible account receivables from managed hotel properties in conjunction with the previously announced RockResorts reorganization plan. Other expense, excluding the CME settlement, increased $1.2 million, or 2.0%, primarily due to the addition of Flagg Ranch and managed condominiums in the Lake Tahoe region, partially offset by a decrease in reimbursable costs (other than payroll) associated with managed hotel properties.

Revenue from payroll cost reimbursements and the corresponding reimbursed payroll costs relates to payroll costs at managed hotel properties where we are the employer and all payroll costs are reimbursed by the owners of the properties under contractual arrangements. Since the reimbursements are made based upon the costs incurred with no added margin, the revenue and corresponding expense have no effect on our Lodging Reported EBITDA. The decrease in revenue from payroll cost reimbursements and the corresponding reimbursed payroll costs in Fiscal 2012 compared to Fiscal 2011 was due to a reduction in the number of managed hotel properties where we are the employer as announced under the RockResorts reorganization plan.

Real Estate Segment

Real Estate segment operating results for Fiscal 2013, Fiscal 2012 and Fiscal 2011 are presented by category as follows (in thousands):

	Year Ended July 31,			Percentage Increase/(Decrease)	
	2013	2012	2011	2013/2012	2012/2011
Total Real Estate net revenue	$ 42,309	$ 47,163	$ 200,197	(10.3)%	(76.4)%
Real Estate operating expense:					
Cost of sales (including sales commissions)	35,503	39,153	178,295	(9.3)%	(78.0)%
Other	22,587	24,017	26,937	(6.0)%	(10.8)%
Total Real Estate operating expense	58,090	63,170	205,232	(8.0)%	(69.2)%
Gain on sale of real property	6,675	—	—	nm	— %
Real Estate Reported EBITDA	$ (9,106)	$ (16,007)	$ (5,035)	43.1 %	(217.9)%

Real Estate Reported EBITDA includes $1.4 million, $2.6 million and $3.3 million of stock-based compensation expense for Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively.

Our Real Estate operating revenue is primarily determined by the timing of closings and the mix of real estate sold in any given period. Different types of projects have different revenue and profit margins; therefore, as the real estate inventory mix changes it can greatly impact Real Estate segment net revenue, operating expense and Real Estate Reported EBITDA.

Fiscal 2013

Real Estate segment net revenue for Fiscal 2013 was driven primarily by the closing of ten condominium units at The Ritz-Carlton Residences, Vail ($25.7 million of revenue with an average selling price per unit of $2.6 million and an average price per square foot of $1,195) and twelve condominium units at One Ski Hill Place ($12.9 million of revenue with an average selling price per unit of $1.1 million and an average price per square foot of $924). The average price per square foot for both these projects is driven by their premier locations and the comprehensive and exclusive amenities related to these projects. In addition to the revenue generated by the closing of units as noted above, Real Estate net revenue also included $1.5 million of rental revenue from placing certain of our unsold units into our rental program. Additionally, during Fiscal 2013 we recorded a gain on sale of real property of $6.7 million (net of $4.4 million in related cost of sales) for a land parcel at the base of Breckenridge's Peak 8 which sold for $11.1 million.

Operating expense for Fiscal 2013 included cost of sales of $32.0 million resulting from the closing of ten condominium units at The Ritz-Carlton Residences, Vail (average cost per square foot of $987) and from the closing of twelve condominium units at One Ski Hill Place (average cost per square foot of $774). The cost per square foot for both these projects is reflective of the high-end features and amenities and high construction costs associated with mountain resort development. Additionally, sales commissions of approximately $2.4 million were incurred commensurate with revenue recognized. Other operating expense of $22.6 million (including $1.4 million of stock-based compensation expense) was primarily comprised of general and administrative costs which includes marketing expense for the real estate available for sale (including those units that have not yet closed), carrying costs for units available for sale and overhead costs, such as labor and labor-related benefits and allocated corporate costs which were favorably impacted by a shift in allocated corporate costs to the Mountain and Lodging segments. In addition, included in other segment operating expense is a $2.5 million charge recorded in the fourth quarter of Fiscal 2013 related to a legal dispute on a previously completed project.

Fiscal 2012

Real Estate segment net revenue for Fiscal 2012 was driven primarily by the closing of 13 condominium units at The Ritz-Carlton Residences, Vail ($33.2 million of revenue with an average selling price per unit of $2.6 million and an average price per square foot of $1,146) and seven condominium units at One Ski Hill Place ($8.6 million of revenue with an average selling price per unit of $1.2 million and an average price per square foot of $975). In addition to the revenue generated by the closing of units as noted above, Real Estate net revenue also included $1.5 million of rental revenue from placing certain of our unsold units into our rental program.

Operating expense for Fiscal 2012 included cost of sales of $35.4 million resulting from the closing of 13 condominium units at The Ritz-Carlton Residences, Vail (average cost per square foot of $976) and from the closing of seven condominium units at One Ski Hill Place (average cost per square foot of $808). Additionally, sales commissions of approximately $2.5 million were incurred commensurate with revenue recognized. Other operating expense of $24.0 million (including $2.6 million of stock-based compensation expense) was primarily comprised of general and administrative costs which includes marketing expense for the real estate available for sale (including those units that have not yet closed), carrying costs for units available for sale and overhead costs, such as labor and labor-related benefits and allocated corporate costs. In addition, included in other segment operating expense is a $1.4 million charge recorded due to a dispute with contractors and an insurance carrier over the recovery of costs incurred by us in the fourth quarter of Fiscal 2012 for remediation work at The Arrabelle project. This charge was partially offset by the receipt (in the fourth quarter of Fiscal 2012) of a $1.2 million settlement for alleged damages caused by the architect on The Arrabelle project (included as a credit to other expense in Fiscal 2012).

Fiscal 2011

Real Estate segment net revenue for Fiscal 2011 was driven primarily by the closing of 71 condominium units (45 units sold to The Ritz-Carlton Development Company and 26 units sold to individuals) at The Ritz-Carlton Residences, Vail ($186.4 million of revenue with an average selling price per unit of $2.6 million and an average price per square foot of $1,216). Additionally, during Fiscal 2011, we recognized $7.8 million of revenue related to deposits from buyers who defaulted on units under contract at The Ritz-Carlton Residences, Vail and we closed on four condominium units at One Ski Hill Place ($4.3 million of revenue with an average selling price per unit of $1.1 million and an average price per square foot of $982).

Operating expense for Fiscal 2011 included cost of sales of $170.6 million resulting from the closing of 71 condominium units at The Ritz-Carlton Residences, Vail (average cost per square foot of $1,090) and from the closing of four condominium units at One Ski Hill Place (average cost per square foot of $769). Additionally, sales commissions of approximately $7.2 million were incurred commensurate with revenue recognized. Other operating expense of $26.9 million (including $3.3 million of stock-based compensation expense) was primarily comprised of general and administrative costs which include marketing expense for the real estate available for sale (including those units that have not yet closed), carrying costs for units available for sale and overhead costs, such as labor and labor-related benefits and allocated corporate costs.

Other Items

In addition to segment operating results, the following material items contribute to our overall financial position.

Depreciation and amortization. Depreciation and amortization expense for both Fiscal 2013 and Fiscal 2012 increased over the applicable prior fiscal year primarily due to an increase in the fixed asset base due to incremental capital expenditures, assets assumed in the Acquisitions and for Fiscal 2012, the increase included depreciation on unsold One Ski Hill Place and Ritz-Carlton Residences, Vail units that are included in our rental program.

Asset impairment charge. We previously extended a $2.6 million note receivable, including accrued interest, to an entity that owned a hotel that we managed. This entity was in default on certain debt owed by it and the third party owners of the entity were unable to reach an agreement to restructure the debt with their creditor. As a result, the creditor foreclosed on the hotel in June 2011. As such, we recorded an asset impairment charge relating to the note receivable of $2.6 million in our Consolidated Statements of Operations for Fiscal 2011.

Loss on extinguishment of debt. In April 2011, we issued $390 million of 6.50% Notes, the proceeds of which, along with available cash resources, were used to retire the outstanding $390 million principal amount of 6.75% Notes and paid related call premiums, issuance costs, transaction and legal fees. Total costs to retire the 6.75% Notes and issuance costs for the 6.50% Notes were $15.7 million, of which $8.3 million were recorded as deferred financing costs and $7.4 million was recorded as a loss on extinguishment in our Consolidated Statements of Operations for Fiscal 2011. Additionally, included in the loss on extinguishment is a write-off of a portion of unamortized debt issuance costs and legal fees associated with the previously issued 6.75% Notes.

Interest expense, net. Interest expense increased for Fiscal 2013 compared to Fiscal 2012 due to $5.4 million of interest expense on the Canyons obligation recorded in conjunction with the Canyons transaction entered into on May 29, 2013. Interest expense was relatively flat for Fiscal 2012 compared to Fiscal 2011 due to lower interest expense from the issuance of the 6.50% Notes and the extinguishment of the 6.75% Notes in Fiscal 2011, mostly offset by capitalized interest recorded on The Ritz-Carlton Residences, Vail development project in Fiscal 2011.

Income taxes. Our effective tax rate was 36.5%, 39.5% and 38.0% in Fiscal 2013, Fiscal 2012 and Fiscal 2011, respectively. Our tax provision and effective tax rate are driven primarily by the amount of pre-tax income, which is adjusted for items that are deductible/non-deductible for tax purposes only (i.e. permanent items) and taxable income generated by state jurisdictions that varies from the consolidated pre-tax income. Additionally, the income tax provision recorded for Fiscal 2013, 2012, and 2011, reflects $0.1 million, $0.4 million, and $0.7 million, respectively, of income tax benefits due to a reversal of income tax contingencies resulting from the expiration of the statute of limitations.

In 2005, we amended previously filed tax returns (for the tax years from 1997 through 2002) in an effort to remove restrictions under Section 382 of the Internal Revenue Code on approximately $73.8 million of NOLs relating to fresh start accounting from our reorganization in 1992. As a result, we requested a refund related to the amended returns in the amount of $6.2 million and have reduced our Federal tax liability in the amount of $19.6 million in subsequent tax returns. In 2006, the IRS completed its examination of our filing position in our amended returns and disallowed our request for refund and our position to remove the restriction on the NOLs. We appealed the examiner's disallowance of the NOLs to the Office of Appeals. In December 2008, the Office of Appeals denied our appeal, as well as a request for mediation. We disagreed with the IRS interpretation disallowing the utilization of the NOLs and in August 2009, filed a complaint in the United States District Court for the District of Colorado seeking recovery of $6.2 million in over payments that were previously denied by the IRS, plus interest. On July 1, 2011, the District Court granted us summary judgment, concluding that the IRS's decision disallowing the utilization of the NOLs was inappropriate. The IRS is entitled to appeal the decision of the District Court to grant the motion for summary judgment and we do not know whether the IRS will do so or, if it does appeal, whether the appeal would be successful. However, at this point, the District Court proceedings have been stayed pending on-going settlement discussions between the parties. We are also a party to two related tax proceedings in the United States Tax Court regarding calculation of NOL carryover deductions for tax years 2006, 2007 and 2008. The two proceedings involve substantially the same issues as the litigation in the District Court wherein we disagree with the IRS as to the utilization of NOLs. At this time, however, it is uncertain whether or how the potential resolution of the District Court case may affect these Tax Court proceedings. The trial date for Tax Court proceedings has been continued pending on-going settlement discussions between the parties.

Since the legal proceeding surrounding the utilization of the NOLs has not been fully resolved, including a determination of the amount of refund and the possibility that the District Court's ruling may be appealed by the IRS, there remains considerable uncertainty of what portion, if any, of the NOLs will be realized, and as such, we have not reflected any of the benefits of the utilization of the NOLs within our financial statements. However, the range of potential reversal of other long-term liabilities and accrued interest and penalties that would be recorded as a benefit to our income tax provision is between zero and $27.6 million.

Reconciliation of Non-GAAP Measures

The following table reconciles from segment Reported EBITDA to net income attributable to Vail Resorts, Inc. (in thousands):

	Year Ended July 31,		
	2013	2012	2011
Mountain Reported EBITDA	$ 228,699	$ 198,908	$ 213,167
Lodging Reported EBITDA	12,161	6,353	8,755
Resort Reported EBITDA	240,860	205,261	221,922
Real Estate Reported EBITDA	(9,106)	(16,007)	(5,035)
Total Reported EBITDA	231,754	189,254	216,887
Depreciation and amortization	(132,688)	(127,581)	(117,957)
Loss on disposal of fixed assets, net	(1,222)	(1,464)	(555)
Investment income, net	351	469	719
Interest expense, net	(38,966)	(33,586)	(33,641)
Asset impairment charge	—	—	(2,561)
Loss on extinguishment of debt	—	—	(7,372)
Income before provision for income taxes	59,229	27,092	55,520
Provision for income taxes	(21,619)	(10,701)	(21,098)
Net income	37,610	16,391	34,422
Net loss attributable to noncontrolling interests	133	62	67
Net income attributable to Vail Resorts, Inc.	$ 37,743	$ 16,453	$ 34,489

The following table reconciles Net Debt (defined as long-term debt plus long-term debt due within one year less cash and cash equivalents) (in thousands):

	July 31,	
	2013	2012
Long-term debt	$ 795,928	$ 489,775
Long-term debt due within one year	994	990
Total debt	796,922	490,765
Less: cash and cash equivalents	138,604	46,053
Net Debt	$ 658,318	$ 444,712

Liquidity and Capital Resources

Significant Sources of Cash

Historically, we have lower cash available as of our fiscal year-end (as well as at the end of our first fiscal quarter of each year) as compared to our second and third fiscal quarter-ends primarily due to the seasonality of our Mountain segment operations. Additionally, cash provided by operating activities can be impacted by the timing or mix of closings on and investment in real estate development projects. We had $138.6 million of cash and cash equivalents as of July 31, 2013, compared to $46.1 million as of July 31, 2012. We generated $222.4 million of cash from operating activities during Fiscal 2013 compared to $185.4 million and $267.3 million generated during Fiscal 2012 and Fiscal 2011, respectively. We currently anticipate that Resort Reported EBITDA will continue to provide a significant source of future operating cash flows combined with proceeds from the sale of remaining inventory of real estate available for sale from the completed Ritz-Carlton Residences, Vail and One Ski Hill Place at Breckenridge projects.

In addition to our $138.6 million of cash and cash equivalents at July 31, 2013, we have available $333.8 million under our Credit Agreement (which represents the total commitment of $400.0 million less certain letters of credit outstanding of $66.2 million). We believe the Credit Agreement, which matures in 2016, provides adequate flexibility and is priced favorably with any new borrowings currently being priced at LIBOR plus 1.75%.

Fiscal 2013 compared to Fiscal 2012

We generated $222.4 million of cash from operating activities in Fiscal 2013, an increase of $37.0 million when compared to the $185.4 million of cash generated in Fiscal 2012. The increase in operating cash flows was primarily a result of an increase in Resort Reported EBITDA in Fiscal 2013 compared to Fiscal 2012. Cash flow from operations was also favorably impacted by a reduction in inventory and an increase in accrued expenses of $24.0 million, partially offset by an increase in prepaid expenses, other assets and income tax payments of $12.9 million. Additionally, we generated $37.4 million in proceeds from real estate development project closings (net of sales commissions and deposits previously received) in Fiscal 2013 compared to $39.3 million in proceeds (net of sales commissions and deposits previously received) from real estate development project closings that occurred in Fiscal 2012.

Cash used in investing activities decreased by $47.7 million in Fiscal 2013 compared to Fiscal 2012, primarily due to a $37.7 million decrease in resort capital expenditures during Fiscal 2013 compared to Fiscal 2012, a decrease in cash used for the acquisitions of businesses of $3.5 million, and the cash receipt of $11.1 million related to the sale of real estate development land at the base of Breckenridge's Peak 8 in Fiscal 2013, partially offset by payments for commitments in conjunction with the Canyons transaction of $5.5 million in Fiscal 2013.

Cash used in financing activities decreased $31.7 million in Fiscal 2013 compared to Fiscal 2012 due to the repurchase of common stock of $30.4 million in Fiscal 2012 and an increase in proceeds from the exercise of stock options and tax benefits recognized on the vesting and exercise of stock awards of $5.4 million during Fiscal 2013 compared to Fiscal 2012, partially offset by an increase in the amount of cash dividends paid on our common stock of $4.1 million in Fiscal 2013 compared to Fiscal 2012.

Fiscal 2012 compared to Fiscal 2011

We generated $185.4 million of cash from operating activities in Fiscal 2012, a decrease of $81.9 million when compared to the $267.3 million of cash generated in Fiscal 2011. The decrease in operating cash flows was primarily a result of a reduction in proceeds from real estate closings that occurred in Fiscal 2012, which generated $39.3 million in net proceeds (net of sales commissions and deposits previously received) compared to $166.0 million generated in net proceeds (net of sales commissions and deposits previously received) in Fiscal 2011, which included the sale of 45 units at The Ritz-Carlton Residences, Vail to The Ritz-Carlton Development Company pursuant to a contractual agreement when that project received its certificate of occupancy. Partially offsetting the decline in proceeds from real estate sales in Fiscal 2012 compared to Fiscal 2011 was a decrease in investments in real estate of $22.8 million and a reduction in real estate payables of $27.8 million in Fiscal 2011 due to the completion of construction at our real estate projects. Additionally, cash from operating activities was impacted by the lower Resort Reported EBITDA for Fiscal 2012 compared to Fiscal 2011, partially offset by a decrease in the amount of prepaid expenses and other assets, net of an increase in inventory purchases.

Cash used in investing activities decreased by $2.2 million in Fiscal 2012 compared to Fiscal 2011, due to the acquisition of Northstar in Fiscal 2011 for $60.2 million (net of cash assumed), mostly offset by an increase in resort capital expenditures of $37.0 million in Fiscal 2012 compared to Fiscal 2011, and the acquisition of Kirkwood and Skiinfo for a combined $23.8 million (net of cash assumed) in Fiscal 2012.

Cash used in financing activities decreased $0.2 million in Fiscal 2012 compared to Fiscal 2011 primarily due to the repayment of $35.0 million outstanding under the Credit Agreement in Fiscal 2011 and the payment of financing costs associated with the issuance of the 6.50% Notes and extinguishment of the 6.75% Notes and the amended and restated Credit Agreement of $12.4 million in Fiscal 2011, almost entirely offset by the repurchase of common stock of $30.4 million and an increase in the amount of cash dividends paid on our common stock of $18.8 million in Fiscal 2012 compared to Fiscal 2011.

Significant Uses of Cash

Our cash uses currently include providing for operating expenditures and capital expenditures for assets to be used in resort operations and to a substantially lesser degree future real estate development projects.

We have historically invested significant cash in capital expenditures for our resort operations, and we expect to continue to make significant investments in the future subject to operating performance particularly as it relates to discretionary projects. Current planned capital expenditures primarily include investments that will allow us to maintain our high quality standards, as well as certain incremental discretionary improvements at our ski resorts/areas and throughout our owned hotels. We evaluate additional discretionary capital improvements based on an expected level of return on investment. We currently anticipate we will spend approximately $130 million to $140 million of resort capital expenditures for calendar year 2013. Included in these estimated capital expenditures are approximately $47 million to $52 million, which are necessary to maintain appearance and level of service appropriate to our resort operations, including routine replacement of snow grooming equipment and rental fleet equipment. Approximately $43 million was spent for capital expenditures in calendar year 2013 as of July 31, 2013, leaving approximately $87 million to $97 million to spend in the remainder of calendar year 2013. Planned discretionary expenditures for calendar year 2013 include terrain expansion on Peak 6 at Breckenridge that includes the installation of two new chairlifts; a new on-mountain restaurant at Beaver Creek that more than doubles the existing restaurant's seating capacity; a new six-person chairlift at Vail; investment in energy efficient snowmaking equipment and technology; the final phase of renovations at the DoubleTree by Hilton in Breckenridge, an owned lodging property; among other projects. Also included in our calendar year 2013 plan are resort capital expenditures for the first phase of our new summer activities plans, Epic Discovery, at six of our resorts, and improvements at our Urban ski areas. We currently plan to utilize cash on hand, borrowings available under our Credit Agreement and/or cash flow generated from future operations to provide the cash necessary to execute our capital plans.

In May 2013, we entered into a lease and ancillary transaction documents with Talikser pursuant to which we assumed resort operations of Canyons which includes the ski area and related amenities. The lease between us and Talisker for Canyons has an initial term of 50 years with six 50-year renewal options. The lease provides for $25 million in annual fixed payments, which increase each year by an inflation linked index of CPI less 1%, with a floor of 2% per annum. In addition, the lease includes participating contingent payments to Talisker of 42% of the amount by which EBITDA for the resort operations, as calculated under the lease, exceeds approximately $35 million, with such threshold amount increased by an inflation linked index and a 10% adjustment for any capital improvements or investments made under the lease by us. As a result of this transaction, we recorded an initial long-term debt obligation (including capital lease obligations) of $306.3 million.

Principal payments on the vast majority of our long-term debt ($794.3 million of the total $796.9 million debt outstanding as of July 31, 2013) are not due until fiscal 2019 and beyond. As of July 31, 2013 and 2012, total long-term debt (including long-term debt due within one year) was $796.9 million and $490.8 million, respectively. Net Debt (defined as long-term debt plus long-term debt due within one year less cash and cash equivalents) increased from $444.7 million as of July 31, 2012 to $658.3 million as of July 31, 2013 primarily due to the financing of the Canyons transaction, partially offset by an increase in cash and cash equivalents.

Our debt service requirements can be impacted by changing interest rates as we had $52.6 million of variable-rate debt associated with our employee housing development outstanding as of July 31, 2013. A 100-basis point change in LIBOR would cause our annual interest payments to change by approximately $0.5 million. Additionally, as stated above the annual payments associated with the financing of the Canyons transaction increase by the greater of CPI less 1%, or 2%. The fluctuation in our debt service requirements, in addition to interest rate and inflation changes, may be impacted by future borrowings under our Credit Agreement or other alternative financing arrangements we may enter into. Our long term liquidity needs are dependent upon operating results that impact the borrowing capacity under the Credit Agreement, which can be mitigated by adjustments to capital expenditures, flexibility of investment activities and the ability to obtain favorable future financing. We can respond to liquidity impacts of changes in the business and economic environment by managing our capital expenditures and the timing of new real estate development activity.

Our share repurchase program is conducted under authorizations made from time to time by our Board of Directors. The Board of Directors initially authorized the repurchase of up to 3,000,000 shares of common stock (March 9, 2006) and later authorized additional repurchases of up to 3,000,000 additional shares (July 16, 2008). During the year ended July 31, 2013, we did not repurchase any shares of common stock. Since inception of this stock repurchase program through July 31, 2013, we have repurchased 4,949,111 shares at a cost of approximately $193.2 million. As of July 31, 2013, 1,050,889 shares remained available to repurchase under the existing repurchase authorization. Shares of common stock purchased pursuant to the repurchase program will be held as treasury shares and may be used for the issuance of shares under the Company's employee share award plan. Repurchases under these authorizations may be made from time to time at prevailing prices as permitted by applicable laws, and subject to market conditions and other factors. The timing as well as the number of shares that may be repurchased under the program will depend on a number of factors, including our future financial performance, our available cash resources and competing uses for cash that may arise in the future, the restrictions in our Credit Agreement and the Indenture, prevailing prices of our common stock and the number of shares that become available for sale at prices that we believe are attractive. These authorizations have no expiration date.

On June 7, 2011, our Board of Directors approved the commencement of a regular quarterly cash dividend on our common stock at an annual rate of $0.60 per share, subject to quarterly declaration. On March 5, 2012 our Board of Directors approved a 25% increase to our annual cash dividend to an annual rate of $0.75 per share, subject to quarterly declaration. Additionally, on March 4, 2013, our Board of Directors approved an increase of approximately 11% to our annual cash dividend on our common stock to an annual rate of $0.83 per share (or $29.8 million annually based upon shares outstanding as of July 31, 2013), subject to quarterly declaration. For the year ended July 31, 2013, we paid cash dividends of $0.79 per share ($28.4 million in the aggregate). Our dividends were funded through available cash on hand. Subject to the discretion of our Board of Directors, applicable law and contractual restrictions, we anticipate paying regular quarterly cash dividends on our common stock for the foreseeable future. The amount, if any, of the dividends to be paid in the future will depend upon our available cash on hand, anticipated cash needs, overall financial condition, restrictions contained in our Credit Agreement and the Indenture, future prospects for earnings and cash flows, as well as other factors considered relevant by our Board of Directors.

Covenants and Limitations

We must abide by certain restrictive financial covenants under our Credit Agreement and the Indenture. The most restrictive of those covenants include the following Credit Agreement covenants: Net Funded Debt to Adjusted EBITDA ratio and the Interest Coverage ratio (each as defined in the Credit Agreement). In addition, our financing arrangements, including the Indenture, limit our ability to incur certain indebtedness, make certain restricted payments, enter into certain investments, make certain affiliate transfers and may limit our ability to enter into certain mergers, consolidations or sales of assets. Our borrowing availability under the Credit Agreement is primarily determined by the Net Funded Debt to Adjusted EBITDA ratio, which is based on our segment operating performance, as defined in the Credit Agreement.

We were in compliance with all restrictive financial covenants in our debt instruments as of July 31, 2013 which includes the impact from the Canyons obligation and Canyons annualized operating results. We expect that we will continue to meet all applicable financial maintenance covenants in our Credit Agreement, including the Net Funded Debt to Adjusted EBITDA ratio throughout the year ending July 31, 2014. However, there can be no assurance that we will continue to meet such financial covenants. If such covenants are not met, we would be required to seek a waiver or amendment from the banks who are parties to the Credit Agreement. There can be no assurance that such waiver or amendment would be granted, which could have a material adverse impact on our liquidity.

Contractual Obligations

As part of our ongoing operations, we enter into arrangements that obligate us to make future payments under contracts such as debt agreements, lease agreements and construction agreements in conjunction with our resort capital expenditures. Debt obligations, which total $796.9 million as of July 31, 2013, are recognized as liabilities in our Consolidated Balance Sheet. Obligations under construction contracts are not recognized as liabilities in our Consolidated Balance Sheet until services and/ or goods are received which is in accordance with GAAP. Additionally, operating lease and service contract obligations, which total $298.5 million as of July 31, 2013, are not recognized as liabilities in our Consolidated Balance Sheet, which is in accordance with GAAP. A summary of our contractual obligations as of July 31, 2013 is as follows (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**Fiscal 2014**	**2-3 years**	**4-5 years**	**More than 5 years**
Long-Term Debt (Outstanding Principal) [1]	$ 796,922	$ 994	$ 1,133	$ 541	$ 794,254
Fixed Rate Interest [1]	173,533	28,507	56,977	56,924	31,125
Canyons Obligation [2]	1,804,680	25,088	51,691	53,779	1,674,122
Operating Leases and Service Contracts [3]	298,489	38,665	60,894	50,670	148,260
Purchase Obligations [4]	287,941	226,501	50,882	133	10,425
Total Contractual Cash Obligations	$ 3,361,565	$ 319,755	$ 221,577	$ 162,047	$ 2,658,186

(1) The fixed-rate interest payments, as well as long-term debt payments, included in the table above assume that all debt outstanding as of July 31, 2013 will be held to maturity. Interest payments associated with variable-rate debt have not been included in the table. Assuming that our $52.6 million of variable-rate long-term debt as of July 31, 2013 is held to maturity, and utilizing interest rates in effect at July 31, 2013, our annual interest payments (including commitment fees and letter of credit fees) on variable rate long-term debt as of July 31, 2013 is anticipated to be approximately $1.1 million for each of Fiscal 2014, Fiscal 2015 and for at least each of the next three years subsequent to Fiscal 2015. The future annual interest

obligations noted herein are estimated only in relation to debt outstanding as of July 31, 2013, and do not reflect interest obligations on potential future debt.

(2) Reflects interest expense payments associated with the remaining initial 50 year lease term of the Canyons obligation assuming a 2% per annum (floor) increase in payments. Any potential increases to the annual fixed payment above the 2% floor due to inflation linked index of CPI less 1% have been excluded.

(3) The payments under noncancelable operating leases included in the table above reflect the applicable minimum lease payments and exclude any potential contingent rent payments.

(4) Purchase obligations primarily include amounts which are classified as trade payables, accrued payroll and benefits, accrued fees and assessments, contingent consideration liability, accrued taxes (including taxes for uncertain tax positions) on our Consolidated Balance Sheet as of July 31, 2013 and other commitments for goods and services not yet received, including construction contracts not included on our Consolidated Balance Sheet as of July 31, 2013 in accordance with GAAP.

Off Balance Sheet Arrangements

We do not have off balance sheet transactions that are expected to have a material effect on our financial condition, revenue, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The preparation of Consolidated Financial Statements in conformity with GAAP requires us to select appropriate accounting policies and to make judgments and estimates affecting the application of those accounting policies. In applying our accounting policies, different business conditions or the use of different assumptions may result in materially different amounts reported in the Consolidated Financial Statements.

We have identified the most critical accounting policies which were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. We also have other policies considered key accounting policies; however, these policies do not meet the definition of critical accounting policies because they do not generally require us to make estimates or judgments that are complex or subjective. We have reviewed these critical accounting policies and related disclosures with our Audit Committee of the Board of Directors.

Real Estate Held for Sale and Investment

Description

We evaluate each real estate project on at least a quarterly basis to determine if indicators of potential impairment exist. Impairment indicators are assessed separately for each real estate project and include, but are not limited to: current economic conditions, the local real estate market and the number and type of real estate units we have available for sale, expected selling prices, net margins on units closed in recent months and projected margins on remaining units that are available for sale. A real estate project is considered impaired when its carrying value is greater than the undiscounted future net cash flows the project is expected to generate.

Judgments and Uncertainties

We determine the estimated cash flows by project starting with the current listing price of all units remaining to be sold by project which is then reduced by 1) an estimate for sales discounts and concessions anticipated to be given to buyers over the remaining estimated sales period that takes into consideration the current economic environment, local real estate market and the type of real estate we have held for sale; 2) marketing fees paid in conjunction with units to be sold, as applicable; 3) estimated sales commissions and other closing costs including title, transfer and escrow fees; and 4) estimated carrying costs net of rental income until units are sold, the sum of which is compared to the carrying value for each individual real estate project.

Effect if Actual Results Differ From Assumptions

Based upon the analysis performed throughout Fiscal 2013, the estimated future cash flows of our real estate projects were in excess of their respective carrying values and as such no impairment charge has been recognized. Cash flows require considerable judgment and are sensitive to changes in underlying assumptions and factors such as the ultimate selling price of individual units within a project and the estimated absorption period in which units are expected to be sold. As a result, there can be no assurance that the estimates and assumptions made for purposes of our impairment analysis will prove to be an accurate prediction of the future. For example, as of July 31, 2013, if our anticipated net cash proceeds (after sales concessions, discounts, selling and closing costs) on the remaining inventory of condominium units at The Ritz-Carlton Residences, Vail and One Ski Hill Place in Breckenridge were to decline by approximately 4.5% and 3.0%, respectively, compared to our current estimates we may be required to record an impairment charge on one or both of these projects.

Goodwill and Intangible Assets

Description

The carrying value of goodwill and indefinite-lived intangible assets are evaluated for possible impairment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit or indefinite-lived intangible asset below its carrying value. Other intangible assets are evaluated for impairment only when there is evidence that events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. We are required to determine goodwill impairment using a two-step process. The first step is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The impairment test for indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Judgments and Uncertainties

Application of the goodwill and indefinite-lived intangible asset impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of reporting units and indefinite-lived intangible assets. We determine the estimated fair value of our reporting units using a discounted cash flow analysis. The estimated fair value of indefinite-lived intangible assets is primarily determined using the income approach based upon estimated future revenue streams. These analyses require significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, available industry/ market data (to the extent available), estimation of the long-term rate of growth for our business including expectations and assumptions regarding the impact of general economic conditions on our business, estimation of the useful life over which cash flows will occur (including terminal multiples), determination of the respective weighted average cost of capital and market participant assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and impairment for each reporting unit or indefinite-lived intangible asset. We evaluate our reporting units on an annual basis and allocate goodwill to our reporting units based on the reporting units expected to benefit from the acquisition generating the goodwill.

Effect if Actual Results Differ From Assumptions

Goodwill and indefinite-lived intangible assets are tested for impairment at least annually as of May 1st. Based upon our annual impairment test performed during the fourth fiscal quarter of Fiscal 2013 the estimated fair value of our reporting units and indefinite-lived intangible assets were in excess of their respective carrying values, and as such no impairment of goodwill or indefinite-lived intangible assets existed and the second step of the goodwill impairment test was not required. However, we determined that our Colorado Lodging reporting unit ($34.4 million of goodwill as of July 31, 2013) within our Lodging segment was at risk of failing step one of the goodwill impairment test, with the fair value of the reporting unit estimated at approximately 10% in excess of its carrying value and therefore is at risk for a future impairment in the event of significant unfavorable changes in the forecasted cash flows, terminal value multiples and/or weighted-average cost of capital utilized in the discounted cash flow analysis.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be an accurate prediction of the future. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of our Colorado Lodging reporting unit may include such items as: (1) prolonged adverse weather conditions; (2) a prolonged weakness in the general economic conditions in which the Colorado Lodging reporting unit operates and therefore negatively impacting group and transient room nights and ADR; and (3) volatility in the equity and debt markets which could result in a higher discount rate.

While historical performance and current expectations have resulted in fair values of our reporting units in excess of carrying values, if our assumptions are not realized, it is possible that an impairment charge may need to be recorded in the future. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material.

Tax Contingencies

Description

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to uncertain tax positions. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. A significant amount of time may pass before a particular matter, for which we may have established a reserve, is audited and fully resolved.

Judgments and Uncertainties

The estimates of our tax contingencies reserve contains uncertainty because management must use judgment to estimate the potential exposure associated with our various filing positions.

Effect if Actual Results Differ From Assumptions

Although we believe the estimates and judgments discussed herein are reasonable and we have adequate reserves for our tax contingencies ($28.1 million as of July 31, 2013), actual results could differ, and we may be exposed to increases or decreases in those reserves and tax provisions that could be material.

An unfavorable tax settlement could require the use of cash and could possibly result in increased tax expense and effective tax rate and/or adjustments to our deferred tax assets and deferred tax liabilities in the year of resolution. A favorable tax settlement could possibly result in a reduction in our tax expense, effective tax rate, income taxes payable, other long-term liabilities and/ or adjustments to our deferred tax assets and deferred tax liabilities in the year of settlement or in future years.

Depreciable Lives of Assets

Description

Mountain and lodging operational assets, furniture and fixtures, computer equipment, software, vehicles and leasehold improvements are primarily depreciated using the straight-line method over the estimated useful life of the asset. Assets may become obsolete or require replacement before the end of their useful life in which the remaining book value would be written-off or we could incur costs to remove or dispose of assets no longer in use.

Judgments and Uncertainties

The estimate of our useful lives of the assets contain uncertainty because management must use judgment to estimate the useful life of the asset.

Effect if Actual Results Differ From Assumptions

Although we believe the estimates and judgments discussed herein are reasonable, actual results could differ, and we may be exposed to increased expense related to depreciable assets disposed of, removed or taken out of service prior to its originally estimated useful life, which may be material. A 10% decrease in the estimated useful lives of depreciable assets would have increased depreciation expense by approximately $12.9 million for Fiscal 2013.

Business Combinations

Description

A component of our growth strategy has been to acquire and integrate businesses that complement our existing operations. We account for business combinations in accordance with the guidance for business combinations and related literature. Accordingly, we allocate the purchase price of acquired businesses to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The difference between the purchase price and the fair value of the net assets acquired or the excess of the aggregate fair values of assets acquired and liabilities assumed is recorded as goodwill. In determining the fair values of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods including present value modeling and referenced market values (where available). Valuations are performed by management or independent valuation specialists under management's supervision, where appropriate.

Judgments and Uncertainties

Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date including our estimates for intangible assets, contractual obligations assumed and contingent consideration, where applicable. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired include but are not limited to determination of weighted average cost of capital, market participant assumptions, royalty rates, terminal multiples, and estimates of future cash flows to be generated by the acquired assets.

Effect if Actual Results Differ From Assumptions

We believe that the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, or transaction date, as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded in our Consolidated Statements of Operations.

New Accounting Standards

Refer to Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements for a discussion of new accounting standards.

Inflation

Although we cannot accurately determine the precise effect of inflation on our operations, management does not believe inflation has had a material effect on the results of operations in the last three fiscal years. When the costs of operating resorts increase, we generally have been able to pass the increase on to our customers. However, there can be no assurance that increases in labor and other operating costs due to inflation will not have an impact on our future profitability.

In May 2013, we entered into a long-term lease pursuant to which we assumed the operations of Canyons which includes the ski area and related amenities. The lease has an initial term of 50 years with six 50-year renewal options. The lease provides for $25 million in annual fixed payments, which increase each year by an inflation linked index of CPI less 1%, with a floor of 2% per annum. As lease payments increase annually, there can be no assurance that these increases will be off-set by increased cash flow generated from operations at Canyons.

Seasonality and Quarterly Results

Our mountain and lodging operations are seasonal in nature. In particular, revenue and profits for our mountain and most of our lodging operations are substantially lower and historically result in losses from late spring to late fall. Conversely, peak operating seasons for our NPS concessionaire properties and our golf courses occur during the summer months while the winter season results in operating losses. Revenue and profits generated by NPS concessionaire properties summer operations and golf operations are not nearly sufficient to fully offset our off-season losses from our mountain and other lodging operations. During Fiscal 2013, 77% of total combined Mountain and Lodging segment net revenue (excluding Lodging segment revenue associated with reimbursement of payroll costs) was earned during the second and third fiscal quarters. Therefore, the operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full year (see Note 14, Selected Quarterly Financial Data (unaudited), of the Notes to Consolidated Financial Statements).

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk. Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness. At July 31, 2013, we had $52.6 million of variable rate indebtedness, representing approximately 6.6% of our total debt outstanding, at an average interest rate during Fiscal 2013 of 0.4%. Based on variable-rate borrowings outstanding as of July 31, 2013, a 100-basis point (or 1.0%) change in LIBOR would result in our annual interest payments changing by $0.5 million. Our market risk exposure fluctuates based on changes in underlying interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Vail Resorts, Inc.

Consolidated Financial Statements for the Years Ended July 31, 2013, 2012 and 2011

Management's Report on Internal Control Over Financial Reporting F- 2

Report of Independent Registered Public Accounting Firm F- 3

Consolidated Financial Statements

Consolidated Balance Sheets F- 4

Consolidated Statements of Operations F- 5

Consolidated Statements of Comprehensive Income F- 6

Consolidated Statements of Stockholders' Equity F- 7

Consolidated Statements of Cash Flows F- 8

Notes to Consolidated Financial Statements F- 10

Financial Statement Schedule:

The following consolidated financial statement schedule of the Company is filed as part of this Report on Form 10-K and should be read in conjunction with the Company's Consolidated Financial Statements:

Schedule II - Valuation and Qualifying Accounts and Reserves 67

Management's Report on Internal Control over Financial Reporting

Management of Vail Resorts, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of July 31, 2013. In making this assessment, management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. Based on this assessment, management concluded that, as of July 31, 2013, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on the Company's internal control over financial reporting as of July 31, 2013, as stated in the Report of Independent Registered Public Accounting Firm on the following page.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
of Vail Resorts, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vail Resorts, Inc. and its subsidiaries at July 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
September 26, 2013

Vail Resorts, Inc.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	July 31, 2013	July 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 138,604	$ 46,053
Restricted cash	12,624	14,284
Trade receivables, net of allowances of $478 and $4,553, respectively	79,037	65,743
Inventories, net of reserves of $1,760 and $1,864, respectively	68,318	65,873
Deferred income taxes (Note 10)	25,190	24,458
Other current assets	19,696	15,959
Total current assets	343,469	232,370
Property, plant and equipment, net (Note 6)	1,169,288	1,049,207
Real estate held for sale and investment	195,230	237,668
Deferred charges and other assets	97,267	46,530
Goodwill, net (Note 6)	348,824	269,769
Intangible assets, net (Note 6)	121,344	92,070
Total assets	$ 2,275,422	$ 1,927,614
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities (Note 6)	$ 269,519	$ 227,538
Income taxes payable	42,822	20,721
Long-term debt due within one year (Note 4)	994	990
Total current liabilities	313,335	249,249
Long-term debt (Note 4)	795,928	489,775
Other long-term liabilities (Note 6)	242,906	232,869
Deferred income taxes (Note 10)	85,384	139,393
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred stock, $0.01 par value, 25,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, and 40,903,731 and 40,531,204 shares issued, respectively	409	405
Additional paid-in capital	598,675	586,691
Accumulated other comprehensive loss	(67)	(255)
Retained earnings	418,043	408,662
Treasury stock, at cost; 4,949,111 shares (Note 15)	(193,192)	(193,192)
Total Vail Resorts, Inc. stockholders' equity	823,868	802,311
Noncontrolling interests	14,001	14,017
Total stockholders' equity	837,869	816,328
Total liabilities and stockholders' equity	$ 2,275,422	$ 1,927,614

The accompanying Notes are an integral part of these consolidated financial statements.

Vail Resorts, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended July 31,		
	2013	2012	2011
Net revenue:			
Mountain	$ 867,514	$ 766,608	$ 752,191
Lodging	210,974	210,623	214,658
Real Estate	42,309	47,163	200,197
Total net revenue	1,120,797	1,024,394	1,167,046
Segment operating expense (exclusive of depreciation and amortization shown separately below):			
Mountain	639,706	568,578	540,366
Lodging	198,813	204,270	205,903
Real Estate	58,090	63,170	205,232
Total segment operating expense	896,609	836,018	951,501
Other operating (expense) income:			
Depreciation and amortization	(132,688)	(127,581)	(117,957)
Loss on disposal of fixed assets, net	(1,222)	(1,464)	(555)
Asset impairment charge (Note 8)	—	—	(2,561)
Gain on sale of real property	6,675	—	—
Income from operations	96,953	59,331	94,472
Mountain equity investment income, net	891	878	1,342
Investment income, net	351	469	719
Interest expense, net	(38,966)	(33,586)	(33,641)
Loss on extinguishment of debt (Note 4)	—	—	(7,372)
Income before provision for income taxes	59,229	27,092	55,520
Provision for income taxes (Note 10)	(21,619)	(10,701)	(21,098)
Net income	$ 37,610	$ 16,391	$ 34,422
Net loss attributable to noncontrolling interests	133	62	67
Net income attributable to Vail Resorts, Inc.	$ 37,743	$ 16,453	$ 34,489
Per share amounts (Note 3):			
Basic net income per share attributable to Vail Resorts, Inc.	$ 1.05	$ 0.46	$ 0.96
Diluted net income per share attributable to Vail Resorts, Inc.	$ 1.03	$ 0.45	$ 0.94
Cash dividends declared per share	$ 0.79	$ 0.675	$ 0.15

The accompanying Notes are an integral part of these consolidated financial statements.

Vail Resorts, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

	Year Ended July 31,		
	2013	2012	2011
Net income	$ 37,610	$ 16,391	$ 34,422
Foreign currency translation adjustments, net of tax	188	(255)	—
Comprehensive income	37,798	16,136	34,422
Comprehensive loss attributable to noncontrolling interests	133	62	67
Comprehensive income attributable to Vail Resorts, Inc.	$ 37,931	$ 16,198	$ 34,489

The accompanying Notes are an integral part of these consolidated financial statements.

Vail Resorts, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands, except share amounts)

	Common Stock		Additional Paid in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Vail Resorts, Inc. Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount							
Balance, July 31, 2010	40,173,891	$ 401	$ 563,816	$ 387,380	$ (162,827)	$ —	$ 788,770	$ 13,617	$ 802,387
Net income (loss)	—	—	—	34,489	—	—	34,489	(67)	34,422
Stock-based compensation (Note 16)	—	—	12,493	—	—	—	12,493	—	12,493
Issuance of shares under share award plan net of shares withheld for taxes (Note 16)	161,082	2	(681)	—	—	—	(679)	—	(679)
Tax benefit from share award plan	—	—	61	—	—	—	61	—	61
Dividends	—	—	—	(5,411)	—	—	(5,411)	—	(5,411)
Contributions from noncontrolling interests, net	—	—	—	—	—	—	—	446	446
Balance, July 31, 2011	40,334,973	403	575,689	416,458	(162,827)	—	829,723	13,996	843,719
Comprehensive income (loss):									
Net income (loss)	—	—	—	16,453	—	—	16,453	(62)	16,391
Foreign currency translation adjustments, net of tax	—	—	—	—	—	(255)	(255)	—	(255)
Total comprehensive income (loss)							16,198	(62)	16,136
Stock-based compensation (Note 16)	—	—	11,999	—	—	—	11,999	—	11,999
Issuance of shares under share award plan net of shares withheld for taxes (Note 16)	196,231	2	(2,550)	—	—	—	(2,548)	—	(2,548)
Tax benefit from share award plan	—	—	1,553	—	—	—	1,553	—	1,553
Repurchases of common stock (Note 15)	—	—	—	—	(30,365)	—	(30,365)	—	(30,365)
Dividends	—	—	—	(24,249)	—	—	(24,249)	—	(24,249)
Contributions from noncontrolling interests, net	—	—	—	—	—	—	—	83	83
Balance, July 31, 2012	40,531,204	405	586,691	408,662	(193,192)	(255)	802,311	14,017	816,328
Comprehensive income (loss):									
Net income (loss)	—	—	—	37,743	—	—	37,743	(133)	37,610
Foreign currency translation adjustments, net of tax	—	—	—	—	—	188	188	—	188
Total comprehensive income (loss)							37,931	(133)	37,798
Stock-based compensation (Note 16)	—	—	12,349	—	—	—	12,349	—	12,349
Issuance of shares under share award plan net of shares withheld for taxes (Note 16)	372,527	4	(4,606)	—	—	—	(4,602)	—	(4,602)
Tax benefit from share award plan	—	—	4,241	—	—	—	4,241	—	4,241
Dividends	—	—	—	(28,362)	—	—	(28,362)	—	(28,362)
Contributions from noncontrolling interests, net	—	—	—	—	—	—	—	117	117
Balance, July 31, 2013	40,903,731	$ 409	$ 598,675	$ 418,043	$ (193,192)	$ (67)	$ 823,868	$ 14,001	$ 837,869

The accompanying Notes are an integral part of these consolidated financial statements.

Vail Resorts, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended July 31,		
	2013	2012	2011
Cash flows from operating activities:			
Net income	$ 37,610	$ 16,391	$ 34,422
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	132,688	127,581	117,957
Cost of real estate sales	32,076	34,912	168,267
Stock-based compensation expense	12,349	11,999	12,493
Deferred income taxes, net	(8,125)	9,243	32,194
Gain on sale of real property	(6,675)	—	—
Asset impairment charge	—	—	2,561
Loss on extinguishment of debt	—	—	7,372
Other non-cash income, net	(7,108)	(6,041)	(8,571)
Changes in assets and liabilities:			
Restricted cash	1,647	(1,733)	(424)
Accounts receivable, net	(11,715)	(2,577)	(1,638)
Inventories, net	(105)	(10,853)	(2,758)
Investments in real estate	(2,145)	(2,160)	(24,920)
Accounts payable and accrued liabilities	19,774	(2,515)	(23,223)
Income taxes payable	21,717	(305)	(12,495)
Deferred real estate deposits	820	(757)	(32,139)
Other assets and liabilities, net	(385)	12,234	(1,811)
Net cash provided by operating activities	222,423	185,419	267,287
Cash flows from investing activities:			
Capital expenditures	(94,946)	(132,625)	(95,640)
Acquisition of businesses	(19,958)	(23,479)	(62,344)
Cash received from sale of real property	11,090	—	—
Other investing activities, net	(4,424)	150	(204)
Net cash used in investing activities	(108,238)	(155,954)	(158,188)
Cash flows from financing activities:			
Proceeds from borrowings under other long-term debt	96,000	56,000	189,000
Payments of other long-term debt	(97,011)	(57,052)	(226,861)
Repurchases of common stock	—	(30,365)	—
Dividends paid	(28,362)	(24,249)	(5,411)
Proceeds from borrowings under the 6.50% Notes	—	—	390,000
Payments of tender of 6.75% Notes	—	—	(390,000)
Payment of financing costs	—	—	(12,400)
Other financing activities, net	7,583	2,144	1,971
Net cash used in financing activities	(21,790)	(53,522)	(53,701)
Effect of exchange rate changes on cash and cash equivalents	156	(33)	—
Net increase (decrease) in cash and cash equivalents	92,551	(24,090)	55,398
Cash and cash equivalents:			
Beginning of period	$ 46,053	$ 70,143	$ 14,745

End of period	$ 138,604	$ 46,053	$ 70,143
Cash paid for interest, net of amounts capitalized	$ 34,222	$ 30,212	$ 35,826
Taxes paid, net	$ 3,984	$ 216	$ 1,355

The accompanying Notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization and Business

Vail Resorts, Inc. ("Vail Resorts" or the "Parent Company") is organized as a holding company and operates through various subsidiaries. Vail Resorts and its subsidiaries (collectively, the "Company") currently operate in three business segments: Mountain, Lodging and Real Estate. In the Mountain segment, the Company operates eight world-class ski resort properties at the Vail, Breckenridge, Keystone and Beaver Creek mountain resorts in Colorado; the Heavenly, Northstar, and Kirkwood mountain resorts in the Lake Tahoe area of California and Nevada; the Canyons mountain resort in Park City, Utah; and the ski areas of Afton Alps in Minnesota and Mount Brighton in Michigan ("Urban" ski areas); as well as ancillary services, primarily including ski school, dining and retail/rental operations. These resorts (with the exception of Northstar, Canyons and the Urban ski areas) operate primarily on Federal land under the terms of Special Use Permits granted by the USDA Forest Service (the "Forest Service"). In the Lodging segment, the Company owns and/or manages a collection of luxury hotels under its RockResorts brand, as well as other strategic lodging properties and a large number of condominiums located in proximity to the Company's ski resorts, National Park Service ("NPS") concessionaire properties including the Grand Teton Lodge Company ("GTLC"), which operates destination resorts in the Grand Teton National Park, Colorado Mountain Express ("CME"), a Colorado resort ground transportation company, and mountain resort golf courses. Vail Resorts Development Company ("VRDC"), a wholly-owned subsidiary, conducts the operations of the Company's Real Estate segment, which owns and develops real estate in and around the Company's resort communities. The Company's mountain business and its lodging properties at or around the Company's ski resorts are seasonal in nature with peak operating seasons primarily from mid-November through mid-April. The Company's operations at its NPS concessionaire properties and its golf courses generally operate from mid-May through mid-October. The Company also has non-majority owned investments in various other entities, some of which are consolidated (see Note 8, Variable Interest Entities).

2. Summary of Significant Accounting Policies

Principles of Consolidation-- The accompanying Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities for which the Company is the primary beneficiary. Investments in which the Company does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method. All significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents-- The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash-- Restricted cash primarily represents amounts held as state-regulated reserves for self-insured workers' compensation claims and owner and guest advance deposits held in escrow for lodging reservations.

Trade Receivables-- The Company records trade accounts receivable in the normal course of business related to the sale of products or services. The Company generally charges interest on past due accounts at a rate of 18% per annum. The allowance for doubtful accounts is based on a specific reserve analysis and on a percentage of accounts receivable, and takes into consideration such factors as historical write-offs, the economic climate and other factors that could affect collectability. Write-offs are evaluated on a case by case basis.

Inventories-- The Company's inventories consist primarily of purchased retail goods, food and beverage items and spare parts. Inventories are stated at the lower of cost or fair value, determined using primarily an average weighted cost method. The Company records a reserve for estimated shrinkage and obsolete or unusable inventory.

Property, Plant and Equipment-- Property, plant and equipment is carried at cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Expenditures that improve the functionality of the related asset or extend the useful life are capitalized. When property, plant and equipment is retired or otherwise disposed of, the related gain or loss is included in operating income. Depreciation is calculated on the straight-line method, including property, plant and equipment under capital leases, generally based on the following useful lives:

	Estimated Life in Years
Land improvements	10-35
Buildings and building improvements	7-30
Machinery and equipment	2-30
Furniture and fixtures	3-10
Software	3
Vehicles	3-10

The Company capitalizes interest on non-real estate construction projects expected to take longer than one year to complete and cost more than $1.0 million. The Company capitalized zero, $0.1 million and $0.1 million of interest on non-real estate projects during the years ended July 31, 2013, 2012 and 2011, respectively.

The Company has certain assets being used in resort operations that were constructed as amenities in conjunction with real estate development and included in project costs and expensed as the real estate was sold. Accordingly, there is no carrying value and no depreciation expense related to these assets in the Company's Consolidated Financial Statements. These assets were primarily placed in service from 1995 to 1997 with an original cost of approximately $33.0 million and an average estimated useful life of 15 years.

Real Estate Held for Sale and Investment-- The Company capitalizes as real estate held for sale and investment the original land acquisition cost, direct construction and development costs, property taxes, interest recorded on costs related to real estate under development and other related costs, including costs that will be capitalized as resort depreciable assets associated with mixed-use real estate development projects for which the Company cannot specifically identify the components at the time of incurring such cash outflows until the property reaches its intended use. Additionally, the Company records depreciation on completed condominium units that are placed in rental programs until such units are sold. Sales and marketing expenses are charged against income in the period incurred. Sales commission expenses are charged against income in the period that the related revenue from real estate sales is recorded. The Company records capitalized interest once construction activities commence and real estate deposits have been utilized in construction. The Company did not capitalize interest on real estate development projects during the years ended July 31, 2013 and 2012. Interest capitalized on real estate development projects during the year ended July 31, 2011 was $0.5 million.

Deferred Financing Costs-- Certain costs incurred with the issuance of debt securities are capitalized and included in deferred charges and other assets, net of accumulated amortization. Amortization is charged to interest expense over the respective term of the applicable debt issues.

Goodwill and Intangible Assets-- The Company has classified as goodwill the cost in excess of fair value of the net assets of businesses acquired in purchase transactions. The Company's major intangible asset classes are trademarks, water rights, customer lists, property management contracts, Forest Service permits and excess reorganization value. Goodwill and various indefinite-lived intangible assets, including excess reorganization value and certain trademarks and water rights, are not amortized, but are subject to at least annual impairment testing. The Company tests annually (or more often, if necessary) for impairment as of May 1. Amortizable intangible assets are amortized over the shorter of their contractual terms or estimated useful lives.

The testing for impairment consists of a comparison of the fair value of the assets with their carrying values. If the carrying amount of the assets exceed its fair value, an impairment will be recognized in an amount equal to that excess. If the carrying amount of the assets does not exceed the fair value, no impairment loss is recognized. For the testing of goodwill for impairment, the Company determines the estimated fair value of its reporting units using a discounted cash flow analysis. The fair value of indefinite-lived intangible assets is estimated using an income approach. The Company determined that there was no impairment to goodwill or significant intangible assets during the years ended July 31, 2013, 2012 and 2011.

Long-lived Assets-- The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the sum of the expected cash flows, on an undiscounted basis, is less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying amount of the asset exceeds its fair value. The Company does not believe any events or changes in circumstances indicating an impairment of the carrying amount of a long-lived asset occurred during the years ended July 31, 2013, 2012 and 2011. See Note 8, Variable Interest Entities, for impairment charge recorded on a note receivable during the year ended July 31, 2011.

Revenue Recognition-- The following describes the composition of revenues for the Company:

- Mountain revenue is derived from a wide variety of sources, including, among other things, sales of lift tickets (including season passes), ski school operations, dining operations, retail sales, equipment rentals, private ski club amortized initiation fees and dues, marketing and internet advertising, commercial leasing, employee housing and municipal services, and are recognized as products are delivered or services are performed.
- Lodging revenue is derived from a wide variety of sources, including, among other things, hotel operations, dining operations, property management services, managed hotel property payroll cost reimbursements, private golf club amortized initiation fees and dues, transportation services and golf course greens fees, and are recognized as products are delivered or services are performed. Revenue from payroll cost reimbursements relates to payroll costs of managed hotel properties where the Company is the employer. The reimbursements are based upon the costs incurred with no added margin; therefore, these revenues and corresponding expenses have no net effect on the Company's operating income or net income.
- Revenues from private club initiation fees are primarily recognized over the estimated life of the facilities on a straight-line basis upon inception of the club. As of July 31, 2013, the weighted average remaining period over which the private club initiation fees will be recognized is approximately 20 years. Certain club initiation fees are refundable in 30 years after the date of acceptance of a member. Under these memberships, the difference between the amount paid by the member and the present value of the refund obligation is recorded as deferred initiation fee revenue in the Company's Consolidated Balance Sheets and recognized as revenue on a straight-line basis over 30 years. The present value of the refund obligation is recorded as an initiation deposit liability and accretes over the nonrefundable term using the effective interest method. The accretion is included in interest expense.
- Real estate revenue primarily includes the sale of condominium units and are recorded using the full accrual method and occurs only upon the following: (i) substantial completion of the entire development project, (ii) receipt of certificates of occupancy or temporary certificates of occupancy from local governmental agencies, if applicable, (iii) closing of the sales transaction including receipt of all, or substantially all, sales proceeds (including any deposits previously received), and (iv) transfer of ownership.

Real Estate Cost of Sales-- Costs of real estate transactions include direct project costs, common cost allocations (primarily determined on relative sales value) and may include accrued liabilities for costs to be incurred subsequent to the sales transaction. The Company utilizes the relative sales value method to determine cost of sales for condominium units sold within a project, when specific identification of costs cannot be reasonably determined.

Deferred Revenue-- In addition to deferring certain revenue related to private club initiation fees, the Company records deferred revenue related to the sale of season ski passes. The number of season pass holder visits is estimated based on historical data and the deferred revenue is recognized throughout the season based on this estimate, or on a straight-line basis if usage patterns cannot be determined based on available historical data.

Reserve Estimates-- The Company uses estimates to record reserves for certain liabilities, including medical claims, workers' compensation, third-party loss contingencies, property taxes and loyalty reward programs among other items. The Company estimates the probable costs related to these liabilities that will be incurred and records that amount as a liability in its consolidated financial statements. Additionally, the Company records, as applicable, receivables related to insurance recoveries for loss contingencies if deemed probable of recovery. These estimates are reviewed and adjusted as the facts and circumstances change. The Company records legal costs related to defending claims as incurred.

Advertising Costs-- Advertising costs are expensed at the time such advertising commences. Advertising expense for the years ended July 31, 2013, 2012 and 2011 was $25.5 million, $22.2 million and $21.2 million, respectively. Prepaid advertising costs as of July 31, 2013 and 2012 was $0.4 million and $0.3 million, respectively and are reported within "other current assets" in the Company's Consolidated Balance Sheets.

Income Taxes-- The Company's provision for income taxes is based on current pre-tax income, changes in deferred tax assets and liabilities and changes in estimates with regard to uncertain tax positions. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying Consolidated Balance Sheets and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. The Company's deferred tax assets have been reduced by a valuation allowance to the extent it is deemed to be more likely than not that some or all of the deferred tax assets will not be realized. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is "more-likely-than-not" to be sustained, on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement (see Note 10, Income Taxes, for more information).

Fair Value of Financial Instruments-- The recorded amounts for cash and cash equivalents, receivables, other current assets, and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The fair value of amounts outstanding under the Employee Housing Bonds (as defined in Note 4, Long-Term Debt) approximate book value due to the variable nature of the interest rate associated with that debt. The fair value of the 6.50% Senior Subordinated Notes due 2019 ("6.50% Notes") (Note 4, Long-Term Debt) are based on quoted market prices (a Level 1 input). The fair value of the Canyons obligation (Note 4, Long-Term Debt) has been estimated using discounted cash flow analyses based on the discount rate established under the initial purchase accounting (Note 5, Acquisitions) (a Level 3 input). The fair value of the Company's Industrial Development Bonds and other long-term debt (Note 4, Long-Term Debt) have been estimated using discounted cash flow analyses based on current borrowing rates for debt with similar remaining maturities and ratings (a Level 3 input). The estimated fair value of the 6.50% Notes, Canyons obligation, Industrial Development Bonds and other long-term debt as of July 31, 2013 and 2012 is presented below (in thousands):

	July 31, 2013		July 31, 2012	
	Carrying Value	Fair Value	Carrying Value	Fair Value
6.50% Notes	$ 390,000	$ 409,500	$ 390,000	$ 417,300
Canyons obligation	$ 306,320	$ 306,320	$ —	$ —
Industrial Development Bonds	$ 41,200	$ 47,512	$ 41,200	$ 49,267
Other long-term debt	$ 6,827	$ 7,297	$ 6,990	$ 7,821

Stock-Based Compensation-- Stock-based compensation expense is measured at the grant date based upon the fair value of the portion of the award that is ultimately expected to vest and is recognized as expense over the applicable vesting period of the award generally using the straight-line method (see Note 16, Stock Compensation Plan for more information). The following table shows total stock-based compensation expense for the years ended July 31, 2013, 2012 and 2011 included in the Consolidated Statements of Operations (in thousands):

	Year Ended July 31,		
	2013	2012	2011
Mountain operating expense	$ 9,007	$ 7,614	$ 7,140
Lodging operating expense	1,917	1,744	2,088
Real estate operating expense	1,425	2,641	3,265
Pre-tax stock-based compensation expense	12,349	11,999	12,493
Less: benefit for income taxes	4,709	4,567	4,738
Net stock-based compensation expense	$ 7,640	$ 7,432	$ 7,755

Concentration of Credit Risk-- The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash. The Company places its cash and temporary cash investments in high quality credit institutions, but these investments may be in excess of FDIC insurance limits. The Company does not enter into financial instruments for hedging, trading or speculative purposes. Concentration of credit risk with respect to trade and notes receivables is limited due to the wide variety of customers and markets in which the Company transacts business, as well as their dispersion across many geographical areas. The Company performs ongoing credit evaluations of its customers and generally does not require collateral, but does require advance deposits on certain transactions.

Use of Estimates-- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards-- In January 2013, the FASB issued ASU No. 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income", to improve the transparency of reporting these reclassifications. The amendments in this ASU supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU No. 2011-05 (issued in June 2011) and ASU No. 2011-12 (issued in December 2011). This amendment does not change the current requirements for reporting net income or other comprehensive income in financial statements, but the standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The amendments are effective for fiscal years beginning after December 15, 2012 (the Company's 2014 first fiscal quarter). The Company does not currently have any components of other comprehensive income that require reclassification to net income, as such, the adoption of this standard is not expected to have an impact on the presentation of the Company's financial statements.

3. Net Income Per Common Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income attributable to Vail Resorts stockholders by the weighted-average shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, resulting in the issuance of shares of common stock that would then share in the earnings of Vail Resorts. Presented below is basic and diluted EPS for the years ended July 31, 2013, 2012 and 2011 (in thousands, except per share amounts):

	Year Ended July 31,					
	2013		2012		2011	
	Basic	**Diluted**	**Basic**	**Diluted**	**Basic**	**Diluted**
Net income per share:						
Net income attributable to Vail Resorts	$ 37,743	$ 37,743	$ 16,453	$ 16,453	$ 34,489	$ 34,489
Weighted-average shares outstanding	35,859	35,859	36,004	36,004	36,009	36,009
Effect of dilutive securities	—	874	—	669	—	745
Total shares	35,859	36,733	36,004	36,673	36,009	36,754
Net income per share attributable to Vail Resorts	$ 1.05	$ 1.03	$ 0.46	$ 0.45	$ 0.96	$ 0.94

The Company computes the effect of dilutive securities using the treasury stock method and average market prices during the period. The number of shares issuable on the exercise of share based awards that were excluded from the calculation of diluted net income per share because the effect of their inclusion would have been anti-dilutive totaled 19,000, 36,000 and 57,000 for the years ended July 31, 2013, 2012 and 2011, respectively.

On June 7, 2011 the Company's Board of Directors approved the commencement of a regular quarterly cash dividend on the Company's common stock at an annual rate of $0.60 per share, subject to quarterly declaration. On March 5, 2012 the Company's Board of Directors approved a 25% increase to the annual cash dividend to an annual rate of $0.75 per share, subject to quarterly declaration. On March 4, 2013 the Company's Board of Directors approved an increase of approximately 11% to its annual cash dividend to an annual rate of $0.83 per share, subject to quarterly declaration. For the year ended July 31, 2013, the Company paid cash dividends of $0.79 per share ($28.4 million in the aggregate). On September 26, 2013 the Company's Board of Directors approved a quarterly cash dividend of $0.2075 per share payable on October 24, 2013 to stockholders of record as of October 9, 2013.

4. Long-Term Debt

Long-term debt as of July 31, 2013 and 2012 is summarized as follows (in thousands):

	Fiscal Year Maturity (a)	July 31, 2013	July 31, 2012
Credit Facility Revolver (b)	2016	$ —	$ —
Industrial Development Bonds (c)	2020	41,200	41,200
Employee Housing Bonds (d)	2027-2039	52,575	52,575
6.50% Notes (e)	2019	390,000	390,000
Canyons obligation (f)	2063	306,320	—
Other (g)	2014-2029	6,827	6,990
Total debt		796,922	490,765
Less: Current maturities (h)		994	990
Long-term debt		$ 795,928	$ 489,775

(a) Maturities are based on the Company's July 31 fiscal year end.

(b) On January 25, 2011, The Vail Corporation (the "Vail Corp"), a wholly-owned subsidiary of the Company, amended and restated its senior credit facility (the "Credit Facility"). Key modifications to the Credit Facility included, among other things, the extension of the maturity on the revolving credit facility from February 2012 to January 2016; increased grid pricing for interest rate margins (as of July 31, 2013, under the Credit Facility, at LIBOR plus 1.25%) and commitment fees (as of July 31, 2013, under the Credit Facility, at 0.25%); the expansion of baskets related to the Company's ability to incur debt and make acquisitions, investments and distributions; and the elimination of certain financial covenants.

The Credit Facility is governed by the Fifth Amended and Restated Credit Agreement ("Credit Agreement") between Vail Corp, Bank of America, N.A., as administrative agent, U.S. Bank National Association and Wells Fargo Bank, National Association as co-syndication agents, JPMorgan Chase Bank, N.A. and Deutsche Bank Securities Inc. as Co-Documentation Agents and the Lenders party thereto, and consists of a $400 million revolving credit facility. The Company's obligations under the Credit Agreement are guaranteed by the Company and certain of its subsidiaries and are collateralized by a pledge of all of the capital stock of the Company and substantially all of its subsidiaries. The proceeds of loans made under the Credit Agreement may be used to fund the Company's working capital needs, capital expenditures, acquisitions, investments and other general corporate purposes, including the issuance of letters of credit. The Credit Agreement matures January 25, 2016. Borrowings under the Credit Agreement bear interest annually at a rate of (i) LIBOR plus a margin or (ii) the Agent's prime lending rate. Interest rate margins may fluctuate based upon the ratio of the Company's Net Funded Debt to Adjusted EBITDA (as such terms are defined in the Credit Agreement) on a trailing four-quarter basis. The Credit Agreement also includes a quarterly unused commitment fee, which is equal to a percentage determined by the Net Funded Debt to Adjusted EBITDA ratio, times the daily amount by which the Credit Agreement commitment exceeds the total of outstanding loans and outstanding letters of credit. The unused amounts are accessible to the extent that the Net Funded Debt to Adjusted EBITDA ratio does not exceed the maximum ratio allowed at quarter-ends and the Adjusted EBITDA to interest on Funded Debt (as defined in the Credit Agreement) ratio does not fall below the minimum ratio allowed at quarter-ends. The Credit Agreement provides for affirmative and negative covenants that restrict, among other things, the Company's ability to incur indebtedness, dispose of assets, make capital expenditures, make distributions and make investments. In addition, the Credit Agreement includes the following restrictive financial covenants: Net Funded Debt to Adjusted EBITDA ratio and Adjusted EBITDA to interest on Funded Debt ratio.

On April 13, 2011, Vail Corp entered into the First Amendment (the "First Amendment") to its Credit Agreement. The First Amendment amended certain of the negative covenants in the Credit Agreement, including providing for increased capacity for investments in similar businesses, increased capacity for debt incurrence, and permitting distributions of the proceeds of sales of certain real estate developments. The First Amendment became effective upon the closing of the 6.50% Notes on April 25, 2011.

On September 16, 2011, Vail Corp entered into the Second Amendment (the "Second Amendment") to its Credit Agreement. The Second Amendment added Flagg Ranch to the definition of concessionaire subsidiaries and carved out the requirement that equity interest of concessionaire subsidiaries be pledged as collateral under the Credit Agreement.

On May 29, 2013, Vail Corp entered into the Third Amendment (the "Third Amendment") to its Credit Agreement. The Third Amendment amends the definition of Permitted Debt in the Credit Agreement to include the obligations related to the master lease agreement (the "Lease") entered into with affiliate companies of Talisker Corporation ("Talisker") (see Note 5, Acquisitions) and amends certain other provisions consistent with the entry into the Lease and other ancillary transaction documents and for purposes of clarifying the treatment of the Canyons transaction under the Credit Agreement. The Third Amendment was effective on May 29, 2013 in connection with the execution of the Canyons transaction.

(c) The Company has outstanding $41.2 million of industrial development bonds, which were issued by Eagle County, Colorado (the "Eagle County Bonds") and mature, subject to prior redemption, on August 1, 2019. These bonds accrue interest at 6.95% per annum, with interest being payable semi-annually on February 1 and August 1. The promissory note with respect to the Eagle County Bonds between Eagle County and the Company is collateralized by the Forest Service permits for Vail and Beaver Creek.

(d) The Company has recorded for financial reporting purposes the outstanding debt of four Employee Housing Entities (each an "Employee Housing Entity" and collectively the "Employee Housing Entities"): Breckenridge Terrace, Tarnes, BC Housing and Tenderfoot. The proceeds of the Employee Housing Bonds were used to develop apartment complexes designated primarily for use by the Company's seasonal employees at its mountain resorts. The Employee Housing Bonds are variable rate, interest-only instruments with interest rates tied to LIBOR plus 0% to 0.05% (0.19% to 0.24% as of July 31, 2013).

Interest on the Employee Housing Bonds is paid monthly in arrears and the interest rate is adjusted weekly. No principal payments are due on the Employee Housing Bonds until maturity. Each Employee Housing Entity's bonds were issued in two series. The bonds for each Employee Housing Entity are backed by letters of credit issued under the Credit Facility. The table below presents the principal amounts outstanding for the Employee Housing Bonds as of July 31, 2013 (in thousands):

	Maturity (a)	Tranche A	Tranche B	Total
Breckenridge Terrace	2039	$ 14,980	$ 5,000	$ 19,980
Tarnes	2039	8,000	2,410	10,410
BC Housing	2027	9,100	1,500	10,600
Tenderfoot	2035	5,700	5,885	11,585
Total		$ 37,780	$ 14,795	$ 52,575

(e) On April 25, 2011, the Company completed a private offering for $390 million of 6.50% Notes the proceeds of which, along with available cash resources, were used to purchase the outstanding $390 million principal amount of the 6.75% Notes Senior Subordinated Notes ("6.75% Notes") and pay related premiums, fees and expenses. The 6.50% Notes have a fixed annual interest rate of 6.50% and will mature May 1, 2019 with no principal payments due until maturity. The Company has certain early redemption options under the terms of the 6.50% Notes. The premium for early redemption of the 6.50% Notes ranges from 4.875% to 0%, depending on the date of redemption. The 6.50% Notes are subordinated to certain of the Company's debts, including the Credit Agreement, and will be subordinated to certain of the Company's future debts. The Company's payment obligations under the 6.50% Notes are jointly and severally guaranteed by substantially all of the Company's current and future domestic subsidiaries. The indenture governing the 6.50% Notes contains restrictive covenants, which, among other things, limit the ability of Vail Resorts and its Restricted Subsidiaries (as defined in the Indenture) to (i) borrow money or sell preferred stock, (ii) create liens, (iii) pay dividends on or redeem or repurchase stock, (iv) make certain types of investments, (v) sell stock in the Restricted Subsidiaries, (vi) create restrictions on the ability of the Restricted Subsidiaries to pay dividends or make other payments to the Parent Company, (vii) enter into transactions with affiliates, (viii) issue guarantees of debt and (ix) sell assets or merge with other companies. Pursuant to the registration rights agreement executed as part of the offering of the 6.50% Notes, the Company agreed to file a registration statement for an exchange offer registered under the Securities Act of 1933. The registration statement was declared effective on November 16, 2011, and on November 17, 2011, the Company commenced its offer to exchange up to $390.0 million principal amount of newly issued 6.50% Notes, registered under the Securities Act of 1933, for a like principal amount of its outstanding privately placed 6.50% Notes. The exchange offer expired on December 16, 2011 and all of the 6.50% Notes were tendered and exchanged for the new substantially identical registered notes.

During the year ended July 31, 2011, the Company purchased the 6.75% Notes for a call price of 101.125% of the principal balance due to the early redemption. A loss on extinguishment of debt in the amount of $7.4 million was recorded during the year ended July 31, 2011 in connection with the transaction. The 6.75% Notes were completely extinguished as of July 31, 2011.

(f) On May 29, 2013, VR CPC Holdings, Inc. ("VR CPC"), a wholly-owned subsidiary of the Company, and Talisker entered into a transaction agreement and the Lease, pursuant to which the Company assumed the resort operations of Canyons mountain resort in Park City, Utah. The Lease between VR CPC and Talisker has an initial term of 50 years with six 50-year renewal options. The Lease provides for $25 million in annual fixed payments, which increase each year by an inflation linked index of CPI less 1%, with a floor of 2% per annum. The Parent Company has guaranteed the payments under the Lease. The obligation at July 31, 2013 represents future fixed lease payments for the remaining initial lease term of 50 years (including annual increases at the floor of 2%) discounted using an interest rate of 10%, and includes accreted interest expense of $1.0 million.

(g) Other obligations primarily consist of a $5.4 million note outstanding to the Colorado Water Conservation Board, which matures on September 16, 2028, and capital leases totaling $1.4 million. Other obligations, including the Colorado Water Conservation Board note and the capital leases, bear interest at rates ranging from 0.2% to 6.0% and have maturities ranging from in the year ending July 31, 2014 to the year ending July 31, 2029.

(h) Current maturities represent principal payments due in the next 12 months.

Aggregate maturities for debt outstanding, including capital lease obligations, as of July 31, 2013 reflected by fiscal year are as follows (in thousands):

	Total
2014	$ 994
2015	867
2016	266
2017	270
2018	271
Thereafter	794,254
Total debt	$ 796,922

The Company recorded gross interest expense of $39.0 million, $33.7 million and $34.2 million for the years ended July 31, 2013, 2012 and 2011, respectively, of which $2.0 million, $1.9 million and $1.7 million was amortization of deferred financing costs. The Company capitalized zero, $0.1 million and $0.6 million of interest during the years ended July 31, 2013, 2012 and 2011, respectively. The Company was in compliance with all of its financial and operating covenants required to be maintained under its debt instruments for all periods presented.

5. Acquisitions

Canyons

VR CPC and Talisker entered into a transaction agreement, the Lease and ancillary transaction documents, pursuant to which the Company assumed the resort operations of Canyons mountain resort in Park City, Utah, which includes the ski area, property management and related amenities effective May 29, 2013. Canyons is a year round mountain resort providing a comprehensive offering of recreational activities, including both snow sports and summer activities. The Lease between VR CPC and Talisker has an initial term of 50 years with six 50-year renewal options. The Lease provides for $25 million in annual fixed payments, which increase each year by an inflation linked index of CPI less 1%, with a floor of 2% per annum. In addition, the Lease includes participating contingent payments (described more fully below). The Parent Company has guaranteed the payments under the Lease.

Additionally, the transaction documents set forth the rights and obligations of the parties with respect to the acquisition of certain real estate and personal property, future resort development, access, water rights, intellectual property, transition services, and rights with respect to ongoing litigation between the current operator of the Park City Mountain Resort and Talisker related to the validity of a lease of the Talisker owned land under the ski terrain of Park City Mountain Resort. If the outcome of the litigation is favorable to Talisker, the land under the ski terrain of Park City Mountain Resort will become subject to the Lease. If the outcome of the litigation is unfavorable to Talisker, the Company will be entitled to receive from Talisker the rent payments that Talisker receives from the current resort operator until such time as the current resort operator's lease has ended upon which the ski terrain under Park City Mountain Resort will be included in the Lease.

The following summarizes the preliminary estimated fair values of the identifiable assets acquired and liabilities assumed at the date the transaction was effective (in thousands).

		Estimates of Fair Value at Effective Date of Transaction
Accounts receivable	$	1,683
Other current assets		1,384
Property, plant and equipment		5,475
Property, plant and equipment (under capital lease)		126,054
Deferred income tax assets, net		44,744
Intangible assets		30,600
Park City Mountain Resort ("PCMR") deposit		57,800
Goodwill		77,001
Total identifiable assets acquired	$	344,741
Accounts payable and accrued liabilities	$	7,146
Deferred revenue		1,395
Other liabilities		21,766
Canyons obligation		305,334
Contingent consideration		9,100
Total liabilities assumed	$	344,741

The following table shows the composition of Canyons property, plant and equipment recorded under capital leases as of July 31, 2013:

Land	$	18,500
Land improvements		29,980
Buildings and building improvements		32,800
Machinery and equipment		44,774
Gross property, plant and equipment		126,054
Accumulated depreciation		(1,065)
Property, plant and equipment, net	$	124,989

The estimated fair values of assets acquired and liabilities assumed in the Canyons transaction are preliminary and are based on the information that was available as of the transaction date to estimate the fair value of assets acquired and liabilities assumed. The Company believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but the Company is obtaining additional information necessary to finalize those fair values. Therefore, the preliminary measurements of fair value reflected are subject to change. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the transaction date.

The Canyons obligation of $306.3 million as of July 31, 2013, represents the estimated annual fixed lease payments for the initial 50 year term of the lease assuming annual increases at the floor of 2% and discounted using an interest rate of 10%. The Lease also provides for participating contingent payments to Talisker of 42% of the amount by which EBITDA for the resort operations, as calculated under the Lease, exceeds approximately $35 million, with such threshold amount increased by an inflation linked index and a 10% adjustment for any capital improvements or investments made under the Lease by the Company (the "Contingent Consideration"). The inclusion of the ski terrain of Park City Mountain Resort in the Lease would require no additional consideration from VR CPC, but the financial contribution, if any, of the additional ski terrain would be included as part of the calculation of EBITDA for the resort operations, and as a result, factor into the Contingent Consideration payment.

Future minimum lease payments under the Lease as of July 31, 2013 reflected by fiscal year are as follows (in thousands):

2014	$ 25,088
2015	25,589
2016	26,101
2017	26,623
2018	27,156
Thereafter	1,980,443
Total future minimum lease payments	2,111,000
Less amount representing interest	(1,804,680)
Net future minimum lease payments	$ 306,320

The Company estimated the likelihood and timing of achieving the relevant thresholds for the Contingent Consideration payments using discounted cash flow projection valuation models. The Company considered two probability weighed models to calculate projected EBITDA performance; (1) Canyons on a standalone basis, and (2) Canyons plus the inclusion of the ski terrain of Park City Mountain Resort in the Lease. The models considered the following factors: (i) an estimation of the long-term rate of EBITDA growth at 5.5% after the initial five years of operations; (ii) estimated annual capital expenditures between $10.0 million to $15.0 million in the initial five years of operations, subsequently growing at inflation of 2%; (iii) threshold amount increased by an inflation linked index of 2%; and (iv) a discount rate of 15%. The Company determined the estimated fair value of the Contingent Consideration to be $9.1 million as of the transaction date. This liability is recorded in other long-term liabilities in the Consolidated Balance Sheets. Additionally, the Company recorded $20.3 million in additional consideration associated with certain Talisker obligations, primarily related to resort development.

Land and certain improvements under the Park City Mountain Resort ski area are subject to on-going litigation. The Company has recorded a deposit ("PCMR deposit") for the land and associated improvements at its estimated fair value. The excess of the aggregate fair values of assets acquired and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies, including the potential inclusion of the ski terrain of Park City Mountain Resort in the Lease, the assembled workforce of Canyons and other factors. The majority of the goodwill is not being assumed to be deductible for income tax purposes. The intangible assets have a weighted-average amortization period of approximately 50 years. The operating results of Canyons which are recorded in the Mountain and Lodging segments contributed $3.9 million of net revenue for the year ended July 31, 2013. Additionally, the Company has recognized $4.4 million of transaction related expenses in the Consolidated Statements of Operations for the year ended July 31, 2013. As of July 31, 2013, there were no changes to the Contingent Consideration liability.

The following presents the unaudited pro forma consolidated financial information of the Company as if the Canyons transaction was completed on August 1, 2011. The following unaudited pro forma financial information includes adjustments for (i) depreciation on acquired property, plant and equipment; (ii) amortization of intangible assets recorded at the date of the transaction; (iii) interest expense relating to the Canyons obligation; and (iv) transaction and business integration related costs. This unaudited pro forma financial information is presented for informational purposes only and does not purport to be indicative of the results of future operations or the results that would have occurred had the transaction taken place on August 1, 2011 (in thousands, except per share amounts).

		Year Ended July 31,	
		2013	2012
Pro forma net revenue	**$**	**1,172,159 $**	**1,074,859**
Pro forma net income (loss) attributable to Vail Resorts, Inc.	$	20,714 $	(6,525)
Pro forma basic net income (loss) per share attributable to Vail Resorts, Inc.	**$**	**0.58 $**	**(0.18)**
Pro forma diluted net income (loss) per share attributable to Vail Resorts, Inc.	$	0.56 $	(0.18)

Urban Ski Areas

In December 2012, the Company acquired all of the assets of two ski areas in the Midwest, Afton Alps in Minnesota and Mount Brighton in Michigan, for total cash consideration of $20.0 million, net of cash assumed. The purchase price was allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Company has completed its preliminary purchase price allocation and has recorded $17.8 million in property, plant and equipment, $1.0 million in other assets, $2.0 million in goodwill, $1.0 million in other intangible assets (with a weighted-average amortization period of 10 years), and $1.8 million of assumed liabilities on the date of acquisition. The operating results of Afton Alps and Mount Brighton are reported within the Mountain segment.

Kirkwood Mountain Resort

On April 12, 2012, the Company acquired substantially all of the assets of Kirkwood Mountain Resort ("Kirkwood"), a mountain resort located in Lake Tahoe, California, for total cash consideration of approximately $18.2 million, net of cash assumed, subject to certain working capital adjustments as provided for in the purchase agreement. The purchase price was allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Company has completed its preliminary purchase price allocation and has recorded $16.8 million in property, plant and equipment, $2.5 million in other assets, $0.8 million in indefinite-lived intangible assets, $1.2 million in other intangible assets (with a weighted-average amortization period of 21.5 years), and $3.1 million of assumed liabilities on the date of acquisition. The operating results of Kirkwood are primarily reported within the Mountain segment.

Skiinfo

On February 1, 2012, the Company acquired the capital stock of Skiinfo, AS, a Norwegian company which owns and operates several European websites focused on the ski and snowboarding industry, for total cash consideration of $5.7 million, net of cash assumed. The purchase price was allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The Company has completed its preliminary purchase price allocation and has recorded $2.4 million in property plant and equipment, $2.7 million in other assets, $1.8 million in goodwill, $0.7 million in indefinite-lived intangible assets, $0.5 million in other intangible assets (with a weighted-average amortization period of 6.7 years), and $2.6 million of assumed liabilities on the date of acquisition. The operating results of Skiinfo are reported within the Mountain segment.

Northstar

On October 25, 2010, the Company acquired for cash 100% of the capital stock of BCRP Inc. and the membership interest of Northstar Group Commercial Properties (together, with their subsidiaries "Northstar") that operate the Northstar mountain resort in North Lake Tahoe, California from Booth Creek Resort Properties LLC and other sellers for a total consideration of $60.2 million, net of cash assumed. Northstar is a year round mountain resort providing a comprehensive offering of recreational activities, including both snow sports and summer activities. Additionally, Northstar operates a base area village at the resort, including the subleasing of commercial retail space and condominium property management.

The following summarizes the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date (in thousands).

		Acquisition Date Fair Value
Accounts receivable	$	2,499
Inventory		1,894
Other assets		1,422
Property, plant and equipment		9,612
Deferred income tax assets, net		15,087
Intangible assets		2,470
Goodwill		85,446
Total identifiable assets acquired	$	118,430
Accounts payable and accrued liabilities	$	6,671
Deferred revenue		5,281
Capital lease obligations		2,892
Unfavorable lease obligations, net		43,400
Total liabilities assumed	$	58,244
Total purchase price	$	60,186

The operations of Northstar are conducted on land and with operating assets owned by affiliates of CNL Lifestyle Properties, Inc. primarily under operating lease agreements which were assumed by the Company. Under the terms of the leases, the Company estimates that it will be required to pay above market rates in the aggregate through the remainder of the initial lease term expiring in fiscal 2027. The Company has recorded a net unfavorable lease obligation for these leases that will be amortized as an adjustment to lease expense over the remaining initial lease term.

The excess of the purchase price over the aggregate fair values of assets acquired and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies, the assembled workforce of Northstar and other factors. None of the goodwill is expected to be deductible for income tax purposes. The intangible assets have a weighted-average amortization period of 4.6 years. The operating results of Northstar contributed $67.9 million of net revenue for the year ended July 31, 2011. Additionally, the Company recognized $4.1 million of acquisition related expenses in the Consolidated Statements of Operations for the year ended July 31, 2011. The operating results of Northstar are primarily reported within the Mountain segment.

The following presents the unaudited pro forma consolidated financial information of the Company as if the acquisition of Northstar was completed on August 1, 2010. The following unaudited pro forma financial information includes adjustments for (i) depreciation and interest expense for capital leases on acquired property, plant and equipment and amortization of intangible assets recorded at the date of acquisition; (ii) straight-line expense recognition of minimum future lease payments from the date of acquisition, including the amortization of the net unfavorable lease obligations; and (iii) acquisition related costs. This unaudited pro forma financial information is presented for informational purposes only and does not purport to be indicative of the results of future operations or the results that would have occurred had the acquisition taken place on August 1, 2010.

(in thousands, except per share amounts).

		Year Ended July 31, 2011
Pro forma net revenue	$	1,171,459
Pro forma net income attributable to Vail Resorts, Inc.	$	33,231
Pro forma basic net income per share attributable to Vail Resorts, Inc.	$	0.92
Pro forma diluted net income per share attributable to Vail Resorts, Inc.	$	0.90

6. Supplementary Balance Sheet Information

The composition of property, plant and equipment, including capital lease assets, follows (in thousands):

	July 31, 2013	July 31, 2012
Land and land improvements	$ 343,982	$ 281,729
Buildings and building improvements	884,307	838,780
Machinery and equipment	646,102	563,309
Furniture and fixtures	259,693	243,587
Software	92,553	81,659
Vehicles	49,356	44,798
Construction in progress	49,102	36,979
Gross property, plant and equipment	2,325,095	2,090,841
Accumulated depreciation	(1,155,807)	(1,041,634)
Property, plant and equipment, net	$ 1,169,288	$ 1,049,207

Depreciation expense, which included depreciation of assets recorded under capital leases, for the years ended July 31, 2013, 2012 and 2011 totaled $130.2 million, $124.5 million and $116.3 million, respectively.

The composition of goodwill and intangible assets follows (in thousands):

	July 31, 2013	July 31, 2012
Goodwill		
Goodwill	$ 366,178	$ 287,123
Accumulated amortization	(17,354)	(17,354)
Goodwill, net	348,824	269,769
Indefinite-lived intangible assets		
Gross indefinite-lived intangible assets	100,889	107,211
Accumulated amortization	(24,713)	(24,713)
Indefinite-lived intangible assets, net	76,176	82,498
Amortizable intangible assets		
Gross amortizable intangible assets	90,990	52,813
Accumulated amortization	(45,822)	(43,241)
Amortizable intangible assets, net	45,168	9,572
Total gross intangible assets	191,879	160,024
Total accumulated amortization	(70,535)	(67,954)
Total intangible assets, net	$ 121,344	$ 92,070

Amortization expense for intangible assets subject to amortization for the years ended July 31, 2013, 2012 and 2011 totaled $2.5 million, $3.1 million and $1.7 million, respectively, and is estimated to be approximately $3.3 million annually, on average, for the next five fiscal years.

The changes in the net carrying amount of goodwill allocated between the Company's segments for the years ended July 31, 2013 and 2012 are as follows (in thousands):

	Mountain	Lodging	Goodwill, net
Balance at July 31, 2011	$ 207,588	$ 60,470	$ 268,058
Acquisition	1,785	—	1,785
Effects of changes in foreign currency exchange rates	(74)	—	(74)
Balance at July 31, 2012	209,299	60,470	269,769
Acquisitions	70,627	8,393	79,020
Effects of changes in foreign currency exchange rates	35	—	35
Balance at July 31, 2013	$ 279,961	$ 68,863	$ 348,824

The composition of accounts payable and accrued liabilities follows (in thousands):

	July 31,	
	2013	2012
Trade payables	$ 61,364	$ 56,508
Deferred revenue	93,759	78,793
Accrued salaries, wages and deferred compensation	27,946	21,242
Accrued benefits	19,787	20,216
Deposits	14,331	12,031
Accrued interest	8,018	8,015
Other accruals	44,314	30,733
Total accounts payable and accrued liabilities	$ 269,519	$ 227,538

The composition of other long-term liabilities follows (in thousands):

	July 31,	
	2013	2012
Private club deferred initiation fee revenue	$ 131,760	$ 135,660
Unfavorable lease obligation, net	34,037	36,058
Other long-term liabilities	77,109	61,151
Total other long-term liabilities	$ 242,906	$ 232,869

7. Investments in Affiliates

The Company held the following investments in equity method affiliates as of July 31, 2013:

Equity Method Affiliates	Ownership Interest
Slifer, Smith, and Frampton/Vail Associates Real Estate, LLC ("SSF/VARE")	50%
KRED	50%
Clinton Ditch and Reservoir Company	43%

The Company had total net investments in equity method affiliates of $7.1 million and $6.9 million as of July 31, 2013 and 2012, respectively, classified as "deferred charges and other assets" in the accompanying Consolidated Balance Sheets. The amount of retained earnings that represent undistributed earnings of 50-percent-or-less-owned entities accounted for by the equity method was $3.8 million and $3.6 million as of July 31, 2013 and 2012, respectively. During the years ended July 31, 2013, 2012 and 2011, distributions in the amounts of $0.7 million, $0.8 million and $1.0 million, respectively, were received from equity method affiliates.

8. Variable Interest Entities

The Company is the primary beneficiary of the Employee Housing Entities, which are Variable Interest Entities ("VIEs"), and has consolidated them in its Consolidated Financial Statements. As a group, as of July 31, 2013, the Employee Housing Entities had total assets of $29.1 million (primarily recorded in property, plant and equipment, net) and total liabilities of $62.8 million (primarily recorded in long-term debt as "Employee Housing Bonds"). The Company has issued under its Credit Agreement $53.4 million letters of credit related to Employee Housing Bonds. The letters of credit would be triggered in the event that one of the entities defaults on required payments. The letters of credit have no default provisions.

The Company is the primary beneficiary of Avon Partners II, LLC ("APII"), which is a VIE. APII owns commercial space and the Company currently leases substantially all of that space. APII had total assets of $4.4 million (primarily recorded in property, plant and equipment) and no debt as of July 31, 2013.

The Company, through various lodging subsidiaries, manages hotels in which the Company has no ownership interest in the entities that own such hotels. The Company previously extended a $2.0 million note receivable to one of these entities at the time the entity acquired the hotel property that the Company managed. This entity was formed by unrelated third parties to acquire, own, operate and realize the value in a resort hotel property. This entity was in default on certain debt held by the entity and the third party owners of the entity were unable to reach an agreement to restructure the debt with their creditor, as a result, the creditor foreclosed on the hotel in June 2011. As such, the Company recorded an asset impairment charge of $2.6 million (including accrued interest on the note receivable) in the Consolidated Statements of Operations during the year ended July 31, 2011. The Company had previously concluded that the note receivable along with the management agreement were significant variable interest in the entity that owned the hotel.

9. Fair Value Measurements

The FASB issued fair value guidance that establishes how reporting entities should measure fair value for measurement and disclosure purposes. The guidance establishes a common definition of fair value applicable to all assets and liabilities measured at fair value and prioritizes the inputs into valuation techniques used to measure fair value. Accordingly, the Company uses valuation techniques which maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value. The three levels of the hierarchy are as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities;

Level 2: Inputs include quoted prices for similar assets and liabilities in active and inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs which are supported by little or no market activity.

The table below summarizes the Company's cash equivalents and contingent consideration measured at fair value (all other assets and liabilities measured at fair value are immaterial) (in thousands):

	Fair Value Measurement as of July 31, 2013			
Description	Balance at July 31, 2013	Level 1	Level 2	Level 3
Assets:				
Money Market	$ 34,029	$ 34,029	$ —	$ —
Commercial Paper	$ 630	$ —	$ 630	$ —
Certificates of Deposit	$ 630	$ —	$ 630	$ —
Liabilities:				
Contingent Consideration (Note 5)	$ 9,100	$ —	$ —	$ 9,100

	Fair Value Measurement as of July 31, 2012			
Description	Balance at July 31, 2012	Level 1	Level 2	Level 3
Assets:				
Money Market	$ 6,581	$ 6,581	$ —	$ —
Commercial Paper	$ 2,441	$ —	$ 2,441	$ —
Certificates of Deposit	$ 1,260	$ —	$ 1,260	$ —

The Company's cash equivalents are measured utilizing quoted market prices or pricing models whereby all significant inputs are either observable or corroborated by observable market data. The Company's valuation techniques and Level 3 inputs used to estimate the fair value of Contingent Consideration in connection with its acquisition of Canyons are described in Note 5, Acquisitions.

10. Income Taxes

The Company had Federal net operating loss ("NOL") carryforwards that expired in the year ended July 31, 2008 and were limited in deductibility each year under Section 382 of the Internal Revenue Code. The Company had only been able to use these NOL carryforwards to the extent of approximately $8.0 million per year through December 31, 2007 (the "Section 382 Amount"). However, during the year ended July 31, 2005, the Company amended previously filed tax returns (for tax years 1997-2002) in an effort to remove the restrictions under Section 382 of the Internal Revenue Code on approximately $73.8 million of NOL carryforwards to reduce future taxable income. As a result, the Company requested a refund related to the amended returns in the amount of $6.2 million and have reduced its federal tax liability in the amount of $19.6 million in subsequent returns. These NOL carryforwards relate to fresh start accounting from the Company's reorganization in 1992. During the year ended July 31, 2006, the Internal Revenue Service ("IRS") completed its examination of the Company's filing position in these amended returns and disallowed the Company's request for refund and its position to remove the restrictions under Section 382 of the Internal Revenue Code. The Company appealed the examiner's disallowance of these NOL carryforwards to the Office of Appeals. In December 2008, the Office of Appeals denied the Company's appeal, as well as a request for mediation. The Company disagreed with the IRS interpretation disallowing the utilization of the NOL's and in August 2009, the Company filed a complaint in the United States District Court for the District of Colorado against the United States of America seeking a refund of approximately $6.2 million in Federal income taxes paid, plus interest. On July 1, 2011, the District Court granted the Company summary judgment, concluding that the IRS's decision disallowing the utilization of the NOLs was inappropriate. The IRS is entitled to appeal the decision of the District Court to grant the motion for summary judgment and the Company does not know whether the IRS will do so or, if it does appeal, whether the appeal would be successful. However, at this point, the District Court proceedings have been stayed pending on-going settlement discussions between the parties. The Company is also a party to two related tax proceedings in the United States Tax Court regarding calculation of NOL carryover deductions for tax years 2006, 2007 and 2008. The two proceedings involve substantially the same issues as the litigation in the District Court wherein the Company disagrees with the IRS as to the utilization of NOLs. However, the Company is uncertain whether and how the potential resolution of the District Court case may affect these tax court proceedings. The trial date for Tax Court proceedings has been continued pending on-going settlement discussions between the parties.

Since the legal proceeding surrounding the utilization of the NOLs have not been fully resolved, including a determination of the amount of refund and the possibility that the District Court's ruling may be appealed by the IRS, there remains considerable uncertainty of what portion, if any, of the NOLs will be realized, and as such, the Company has not reflected any of the benefits of the utilization of the restricted NOLs within its financial statements. However, the range of potential reversal of other long-term liabilities and accrued interest and penalties that would be recorded as a benefit to the Company's income tax provision is between zero and $27.6 million.

The Company has state (primarily California) and foreign NOL carryforwards totaling $35.3 million of which the state NOL carryforwards expire by the year ending July 31, 2031. As of July 31, 2013, the Company has recorded a valuation allowance on $30.4 million of state and foreign NOL carryforwards as the Company has determined that it is more likely than not that these NOL carryforwards will not be realized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

	July 31,	
	2013	2012
Deferred income tax liabilities:		
Fixed assets	$ 150,697	$ 145,316
Intangible assets	46,257	34,859
Real estate and other investments	—	3,511
Total	196,954	183,686
Deferred income tax assets:		
Canyons obligation	55,712	—
Deferred membership revenue	19,383	21,056
Real estate and other investments	5,470	—
Deferred compensation and other accrued benefits	9,872	9,196
Stock-based compensation	14,199	15,053
Unfavorable lease obligation, net	14,189	14,855
Net operating loss carryforwards and other tax credits	3,565	4,083
Other, net	17,432	7,516
Total	139,822	71,759
Valuation allowance for deferred income taxes	(3,062)	(1,588)
Deferred income tax assets, net of valuation allowance	136,760	70,171
Net deferred income tax liability	$ 60,194	$ 113,515

The net current and non-current components of deferred income taxes recognized in the Consolidated Balance Sheets are as follows (in thousands):

	July 31,	
	2013	2012
Net current deferred income tax asset	$ 25,190	$ 24,458
Net non-current deferred income tax asset	—	1,420
Net non-current deferred income tax liability	85,384	139,393
Net deferred income tax liability	$ 60,194	$ 113,515

Significant components of the provision (benefit) for income taxes are as follows (in thousands):

	Year Ended July 31,		
	2013	2012	2011
Current:			
Federal	$ 25,753	$ 1,407	$ (9,886)
State	3,991	51	(1,210)
Total current	29,744	1,458	(11,096)
Deferred:			
Federal	(7,175)	7,682	28,087
State	(950)	1,561	4,107
Total deferred	(8,125)	9,243	32,194
Provision for income taxes	$ 21,619	$ 10,701	$ 21,098

A reconciliation of the income tax provision from continuing operations and the amount computed by applying the United States Federal statutory income tax rate to income before income taxes is as follows:

	Year Ended July 31,		
	2013	2012	2011
At U.S. Federal income tax rate	35.0 %	35.0 %	35.0 %
State income tax, net of Federal benefit	3.3 %	3.1 %	3.1 %
Nondeductible meals or entertainment	0.4 %	0.7 %	0.4 %
General business credits	(1.2)%	(2.3)%	(1.0)%
Nondeductible compensation	— %	2.2 %	— %
Domestic production deduction	(1.2)%	— %	— %
Other	0.2 %	0.8 %	0.5 %
	36.5 %	39.5 %	38.0 %

A reconciliation of the beginning and ending amount of unrecognized tax benefits associated with uncertain tax positions, excluding associated deferred tax benefits and accrued interest and penalties, if applicable, is as follows (in thousands):

		Unrecognized Tax Benefits
Balance as of August 1, 2010	$	27,048
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		—
Reductions for tax positions of prior years		—
Lapse of statute of limitations		(475)
Settlements		—
Balance as of July 31, 2011	$	26,573
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		—
Reductions for tax positions of prior years		—
Lapse of statute of limitations		(302)
Settlements		—
Balance as of July 31, 2012	$	26,271
Additions based on tax positions related to the current year		—
Additions for tax positions of prior years		—
Reductions for tax positions of prior years		—
Lapse of statute of limitations		(66)
Settlements		—
Balance as of July 31, 2013	$	26,205

Any unrecognized tax benefits recorded in other long-term liabilities, if recognized, would decrease the Company's effective tax rate. In addition, the Company does not anticipate a significant change to its unrecognized tax benefits during the twelve months ending July 31, 2014, subject to resolution of the legal proceedings associated with the utilization of Federal NOL carryforwards as previously discussed. The Company's policy is to accrue income tax related interest and penalties, if applicable, within income tax expense. As of July 31, 2013 and 2012, accrued interest and penalties, net of tax, is $1.8 million and $1.8 million, respectively. For the years ended July 31, 2013, 2012 and 2011, the Company recognized zero, $(0.1) million and $(0.2) million of interest expense and penalties, net of tax, respectively.

The Company's major tax jurisdictions in which it files income tax returns is the U.S. federal and various state jurisdictions. The IRS has completed its examination of the Company's tax returns for tax years 2001 through 2003 and has issued a report of its findings. As discussed above, the examiner's primary finding is the disallowance of the Company's position to remove the restrictions under Section 382 of the Internal Revenue Code of approximately $73.8 million of NOL carryforwards; however, the Company has filed a complaint in Federal court. With the exception of the utilization of federal NOL carryforwards as discussed above, the Company is no longer subject to U.S. Federal examinations for tax years prior to 2009. With few exceptions, the Company is no longer subject to examination by various state jurisdictions for tax years prior to 2006.

11. Related Party Transactions

The Company has the right to appoint 4 of 9 directors of the Beaver Creek Resort Company of Colorado ("BCRC"), a non-profit entity formed for the benefit of property owners and certain others in Beaver Creek. The Company has a management agreement with the BCRC, renewable for one-year periods, to provide management services on a fixed fee basis. Management fees and reimbursement of operating expenses paid to the Company under its agreement with the BCRC during the years ended July 31, 2013, 2012 and 2011 were $7.0 million, $6.9 million, and $6.9 million, respectively.

SSF/VARE is a real estate brokerage with multiple locations in Eagle and Summit Counties, Colorado in which the Company has a 50% ownership interest. SSF/VARE has been the broker for several of the Company's developments. The Company recorded net real estate commissions expense of approximately $0.3 million, $0.9 million and $3.4 million for payments made to SSF/VARE during the years ended July 31, 2013, 2012 and 2011, respectively. SSF/VARE leases space for real estate offices from the Company. The Company recognized approximately $0.5 million, $0.4 million and $0.4 million in revenue related to these leases for the years ended July 31, 2013, 2012 and 2011, respectively.

12. Commitments and Contingencies

Metropolitan Districts

The Company credit-enhances $8.0 million of bonds issued by Holland Creek Metropolitan District ("HCMD") through an $8.1 million letter of credit issued under the Company's Credit Agreement. HCMD's bonds were issued and used to build infrastructure associated with the Company's Red Sky Ranch residential development. The Company has agreed to pay capital improvement fees to Red Sky Ranch Metropolitan District ("RSRMD") until RSRMD's revenue streams from property taxes are sufficient to meet debt service requirements under HCMD's bonds, and the Company has recorded a liability of $1.8 million, primarily within "other long-term liabilities" in the accompanying Consolidated Balance Sheets as of July 31, 2013 and 2012, respectively, with respect to the estimated present value of future RSRMD capital improvement fees. The Company estimates that it will make capital improvement fee payments under this arrangement through the year ending July 31, 2028.

Guarantees/Indemnifications

As of July 31, 2013, the Company had various other letters of credit in the amount of $58.4 million, consisting primarily of $53.4 million in support of the Employee Housing Bonds and $3.4 million for workers' compensation and general liability deductibles related to construction and development activities.

In addition to the guarantees noted above, the Company has entered into contracts in the normal course of business which include certain indemnifications under which it could be required to make payments to third parties upon the occurrence or non-occurrence of certain future events. These indemnities include indemnities to licensees in connection with the licensees' use of the Company's trademarks and logos, indemnities for liabilities associated with the infringement of other parties' technology and software products, indemnities related to liabilities associated with the use of easements, indemnities related to employment of contract workers, the Company's use of trustees, indemnities related to the Company's use of public lands and environmental indemnifications. The duration of these indemnities generally is indefinite and generally do not limit the future payments the Company could be obligated to make.

As permitted under applicable law, the Company and certain of its subsidiaries indemnify their directors and officers over their lifetimes for certain events or occurrences while the officer or director is, or was, serving the Company or its subsidiaries in such a capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that should enable the Company to recover a portion of any future amounts paid.

Unless otherwise noted, the Company has not recorded any significant liabilities for the letters of credit, indemnities and other guarantees noted above in the accompanying Consolidated Financial Statements, either because the Company has recorded on its Consolidated Balance Sheets the underlying liability associated with the guarantee, the guarantee is with respect to the Company's own performance and is therefore not subject to the measurement requirements as prescribed by GAAP, or because the Company has calculated the fair value of the indemnification or guarantee to be immaterial based upon the current facts and circumstances that would trigger a payment under the indemnification clause. In addition, with respect to certain indemnifications it is not possible to determine the maximum potential amount of liability under these guarantees due to the unique set of facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, payments made by the Company under these obligations have not been material.

As noted above, the Company makes certain indemnifications to licensees in connection with their use of the Company's trademarks and logos. The Company does not record any product warranty liability with respect to these indemnifications.

Commitments

The operations of Northstar are conducted on land and with operating assets owned by affiliates of CNL Lifestyle Properties, Inc., a real-estate investment trust, primarily under operating leases which were assumed in the acquisition of Northstar by the Company. The leases provide for the payment of a minimum annual base rent with a rate of 10.25% increasing to 11% of assets under lease over the lease term which is recognized on a straight-line basis over the initial lease term. In addition, beginning in fiscal 2013 the leases provide for the payment of percentage rent at a rate of 11.5% of certain gross revenues generated at the property over a revenue threshold which is incrementally adjusted annually. The initial term of the leases expires in fiscal 2027 and allows for three 10-year extensions at the Company's option.

In addition, the Company has executed or assumed as lessee other operating leases for the rental of office and commercial space, employee residential units and land primarily through fiscal 2079. Certain of these leases have renewal terms at the Company's option, escalation clauses, rent holidays and leasehold improvement incentives.

Rent holidays and rent escalation clauses are recognized on a straight-line basis over the lease term. Leasehold improvement incentives are recorded as leasehold improvements and amortized over the shorter of their economic lives or the term of the lease. For the years ended July 31, 2013, 2012 and 2011, the Company recorded lease expense (including Northstar), excluding executory costs, related to these agreements of $35.1 million, $34.0 million and $30.7 million, respectively, which is included in the accompanying Consolidated Statements of Operations.

Future minimum operating lease payments under the above leases as of July 31, 2013 reflected by fiscal year are as follows (in thousands):

2014	$ 31,193
2015	30,042
2016	27,393
2017	25,727
2018	23,544
Thereafter	148,260
Total	$ 286,159

Self Insurance

The Company is self-insured for claims under its health benefit plans and for workers' compensation claims, subject to a stop loss policy. The self-insurance liability related to workers' compensation is determined actuarially based on claims filed. The self-insurance liability related to claims under the Company's health benefit plans is determined based on analysis of actual claims. The amounts related to these claims are included as a component of accrued benefits in accounts payable and accrued liabilities (see Note 6, Supplementary Balance Sheet Information).

Legal

The Company is a party to various lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage and/or has accrued for loss contingencies for all known matters that are deemed to be probable losses and estimable. As of July 31, 2013 and 2012, the accrual for loss contingencies was not material individually and in the aggregate.

13. Segment Information

The Company has three reportable segments: Mountain, Lodging and Real Estate. The Mountain segment includes the operations of the Company's ski resorts/areas and related ancillary activities. The Lodging segment includes the operations of all of the Company's owned hotels, RockResorts, NPS concessionaire properties, condominium management, CME and mountain resort golf operations. The Real Estate segment owns and develops real estate in and around the Company's resort communities. The Company's reportable segments, although integral to the success of the others, offer distinctly different products and services and require different types of management focus. As such, these segments are managed separately.

The Company reports its segment results using Reported EBITDA (defined as segment net revenue less segment operating expenses, plus or minus segment equity investment income or loss, and for the Real Estate segment, plus gain on sale of real property) which is a non-GAAP financial measure. The Company reports segment results in a manner consistent with management's internal reporting of operating results to the chief operating decision maker (Chief Executive Officer) for purposes of evaluating segment performance.

Reported EBITDA is not a measure of financial performance under GAAP. Items excluded from Reported EBITDA are significant components in understanding and assessing financial performance. Reported EBITDA should not be considered in isolation or as an alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Reported EBITDA is not a measurement determined in accordance with GAAP and thus is susceptible to varying calculations, Reported EBITDA as presented may not be comparable to other similarly titled measures of other companies.

The Company utilizes Reported EBITDA in evaluating performance of the Company and in allocating resources to its segments. Mountain Reported EBITDA consists of Mountain net revenue less Mountain operating expense plus or minus Mountain equity investment income or loss. Lodging Reported EBITDA consists of Lodging net revenue less Lodging operating expense. Real Estate Reported EBITDA consists of Real Estate net revenue less Real Estate operating expense plus gain on sale of real property. All segment expenses include an allocation of corporate administrative expense. Assets are not allocated between segments, or used to evaluate performance, except as shown in the table below. The accounting policies specific to each segment are the same as those described in Note 2, Summary of Significant Accounting Policies.

Following is key financial information by reportable segment which is used by management in evaluating performance and allocating resources (in thousands):

	Year Ended July 31,		
	2013	2012	2011
Net revenue:			
Lift tickets	$ 390,820	$ 342,500	$ 342,514
Ski school	95,254	84,292	83,818
Dining	81,175	68,376	68,052
Retail/rental	199,418	181,772	174,339
Other	100,847	89,668	83,468
Total Mountain net revenue	867,514	766,608	752,191
Lodging	210,974	210,623	214,658
Resort	1,078,488	977,231	966,849
Real estate	42,309	47,163	200,197
Total net revenue	$ 1,120,797	$ 1,024,394	$1,167,046
Segment operating expense:			
Mountain	$ 639,706	$ 568,578	$ 540,366
Lodging	198,813	204,270	205,903
Resort	838,519	772,848	746,269
Real estate	58,090	63,170	205,232
Total segment operating expense	$ 896,609	$ 836,018	$ 951,501
Gain on sale of real property	$ 6,675	$ —	$ —
Mountain equity investment income, net	$ 891	$ 878	$ 1,342
Reported EBITDA:			
Mountain	$ 228,699	$ 198,908	$ 213,167
Lodging	12,161	6,353	8,755
Resort	240,860	205,261	221,922
Real estate	(9,106)	(16,007)	(5,035)
Total Reported EBITDA	$ 231,754	$ 189,254	$ 216,887
Real estate held for sale and investment	$ 195,230	$ 237,668	$ 273,663
Reconciliation to net income attributable to Vail Resorts, Inc.:			
Total Reported EBITDA	$ 231,754	$ 189,254	$ 216,887
Depreciation and amortization	(132,688)	(127,581)	(117,957)
Loss on disposal of fixed assets, net	(1,222)	(1,464)	(555)
Asset impairment charge	—	—	(2,561)
Investment income, net	351	469	719
Interest expense, net	(38,966)	(33,586)	(33,641)
Loss on extinguishment of debt	—	—	(7,372)
Income before provision for income taxes	59,229	27,092	55,520
Provision for income taxes	(21,619)	(10,701)	(21,098)
Net income	37,610	16,391	34,422
Net loss attributable to noncontrolling interests	133	62	67
Net income attributable to Vail Resorts, Inc.	$ 37,743	$ 16,453	$ 34,489

14. Selected Quarterly Financial Data (Unaudited--in thousands, except per share amounts)

	2013				
	Year Ended July 31, 2013	Quarter Ended, July 31, 2013	Quarter Ended, April 30, 2013	Quarter Ended, January 31, 2013	Quarter Ended, October 31, 2012
Mountain revenue	$ 867,514	$ 51,844	$ 402,017	$ 361,741	$ 51,912
Lodging revenue	210,974	58,089	53,834	46,543	52,508
Real estate revenue	42,309	2,372	13,840	14,167	11,930
Total net revenue	1,120,797	112,305	469,691	422,451	116,350
Income (loss) from operations	96,953	(84,053)	165,342	105,963	(90,299)
Net income (loss)	37,610	(59,904)	97,588	60,529	(60,603)
Net income (loss) attributable to Vail Resorts, Inc.	$ 37,743	$ (59,868)	$ 97,640	$ 60,551	$ (60,580)
Basic net income (loss) per share attributable to Vail Resorts, Inc.	$ 1.05	$ (1.67)	$ 2.72	$ 1.69	$ (1.70)
Diluted net income (loss) per share attributable to Vail Resorts, Inc.	$ 1.03	$ (1.67)	$ 2.66	$ 1.65	$ (1.70)

	2012				
	Year Ended July 31, 2012	Quarter Ended, July 31, 2012	Quarter Ended, April 30, 2012	Quarter Ended, January 31, 2012	Quarter Ended, October 31, 2011
Mountain revenue	$ 766,608	$ 46,414	$ 354,586	$ 315,938	$ 49,670
Lodging revenue	210,623	54,751	53,972	48,306	53,594
Real estate revenue	47,163	12,379	12,587	9,088	13,109
Total net revenue	1,024,394	113,544	421,145	373,332	116,373
Income (loss) from operations	59,331	(80,919)	140,406	84,218	(84,374)
Net income (loss)	16,391	(53,824)	79,528	46,421	(55,734)
Net income (loss) attributable to Vail Resorts, Inc.	$ 16,453	$ (53,796)	$ 79,569	$ 46,389	$ (55,709)
Basic net income (loss) per share attributable to Vail Resorts, Inc.	$ 0.46	$ (1.50)	$ 2.21	$ 1.29	$ (1.54)
Diluted net income (loss) per share attributable to Vail Resorts, Inc.	$ 0.45	$ (1.50)	$ 2.17	$ 1.27	$ (1.54)

15. Stock Repurchase Plan

On March 9, 2006, the Company's Board of Directors approved the repurchase of up to 3,000,000 shares of common stock and on July 16, 2008 approved an increase of the Company's common stock repurchase authorization by an additional 3,000,000 shares. During the years ended July 31, 2013 and 2012, the Company repurchased zero and 684,307 shares of common stock, respectively. Since inception of this stock repurchase program through July 31, 2013, the Company has repurchased 4,949,111 shares at a cost of approximately $193.2 million. As of July 31, 2013, 1,050,889 shares remained available to repurchase under the existing repurchase authorization. Shares of common stock purchased pursuant to the repurchase program will be held as treasury shares and may be used for issuance under the Company's employee share award plan.

16. Stock Compensation Plan

The Company has a share award plan (the "Plan") which has been approved by the Company's stockholders. Under the Plan, up to 7.5 million shares of common stock could be issued in the form of options, stock appreciation rights, restricted shares, restricted share units, performance shares, performance share units, dividend equivalents or other share-based awards to employees, directors or consultants of the Company or its subsidiaries or affiliates. The terms of awards granted under the Plan, including exercise price, vesting period and life, are set by the Compensation Committee of the Board of Directors. All share-based awards (except for restricted shares and restricted share units) granted under the Plan have a life of ten years. Most awards vest ratably over three years; however, some have been granted with different vesting schedules. To date, no awards have been granted to non-employees (except those granted to non-employee members of the Board of Directors of the Company and of a consolidated subsidiary) under the Plan. At July 31, 2013, approximately 2.6 million share based awards were available to be granted under the Plan.

The fair value of stock-settled stock appreciation rights ("SARs") granted in the years ended July 31, 2013, 2012 and 2011 were estimated on the date of grant using a lattice-based option valuation model that applies the assumptions noted in the table below. A lattice-based model considers factors such as exercise behavior, and assumes employees will exercise equity awards at different times over the contractual life of the equity awards. As a lattice-based model considers these factors, and is more flexible, the Company considers it to be a better method of valuing equity awards than a closed-form Black-Scholes model. Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatility is based on historical volatility of the Company's stock. The Company uses historical data to estimate equity award exercises and employee terminations within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of equity awards granted is derived from the output of the option valuation model and represents the period of time that equity awards granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the equity award is based on the United States Treasury yield curve in effect at the time of grant.

	Year Ended July 31,		
	2013	**2012**	**2011**
Expected volatility	42.6%	42.8%	42.5%
Expected dividends	1.5%	1.5%	—%
Expected term (average in years)	6.0-6.2	5.1-5.3	4.6
Risk-free rate	0.2-1.6%	0.1-2.2%	0.3-2.8%

The Company has estimated forfeiture rates that range from 9.9% to 21.0% based upon the class of employees receiving stock-based compensation in its calculation of stock-based compensation expense for the year ended July 31, 2013. These estimates are based on historical forfeiture behavior exhibited by employees of the Company.

A summary of aggregate option and SARs award activity under the Plan as of July 31, 2011, 2012 and 2013, and changes during the years then ended is presented below (in thousands, except exercise price and contractual term):

	Awards	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at, August 1, 2010	2,377	$ 30.80		
Granted	371	37.40		
Exercised	(67)	20.06		
Forfeited or expired	(20)	28.59		
Outstanding at, July 31, 2011	2,661	$ 32.02		
Granted	651	41.94		
Exercised	(74)	27.10		
Forfeited or expired	(68)	30.77		
Outstanding at, July 31, 2012	3,170	$ 34.20		
Granted	412	57.43		
Exercised	(735)	33.22		
Forfeited or expired	(94)	43.21		
Outstanding at, July 31, 2013	2,753	$ 37.63	6.2 years	$ 80,847
Exercisable at, July 31, 2013	1,873	$ 32.39	5.1 years	$ 64,787

The weighted-average grant-date fair value of SARs granted during the years ended July 31, 2013, 2012 and 2011 was $18.38, $12.71 and $13.84, respectively. The total intrinsic value of options and SARs exercised during the years ended July 31, 2013, 2012 and 2011 was $18.6 million, $1.3 million and $2.0 million, respectively. The Company had 414,000, 930,000 and 288,000 SARs that vested during the years ended July 31, 2013, 2012 and 2011, respectively. These awards had a total fair value of $6.5 million, $10.7 million and $0.7 million at the date of vesting for the years ended July 31, 2013, 2012 and 2011, respectively.

A summary of the status of the Company's nonvested SARs as of July 31, 2013, and changes during the year then ended, is presented below (in thousands, except fair value amounts):

	Awards		Weighted-Average Grant-Date Fair Value
Outstanding at, July 31, 2012	976	$	13.43
Granted	412		18.38
Vested	(414)		13.52
Forfeited	(94)		15.01
Nonvested at, July 31, 2013	880	$	16.06

A summary of the status of the Company's nonvested restricted share units as of July 31, 2013, and changes during the year then ended, is presented below (in thousands, except fair value amounts):

	Awards		Weighted-Average Grant-Date Fair Value
Outstanding at, July 31, 2012	318	$	37.82
Granted	159		52.94
Vested	(134)		37.61
Forfeited	(28)		41.16
Nonvested at, July 31, 2013	315	$	45.21

The Company granted 159,000 restricted share units during the year ended July 31, 2013 with a weighted-average grant-date fair value of $52.94. The Company granted 180,000 restricted share units during the year ended July 31, 2012 with a weighted-average grant-date fair value of $38.15. The Company granted 201,000 restricted share units during the year ended July 31, 2011 with a weighted-average grant-date fair value of $37.03. The Company had 134,000, 234,000 and 143,000 restricted share units that vested during the years ended July 31, 2013, 2012 and 2011, respectively. These units had a total fair value of $5.0 million, $9.2 million and $5.9 million at the date of vesting for the years ended July 31, 2013, 2012 and 2011, respectively.

As of July 31, 2013, there was $16.0 million of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the Plan, of which $9.5 million, $5.6 million and $0.9 million of expense is expected to be recognized in the years ending July 31, 2014, 2015 and 2016, respectively, assuming no future share-based awards are granted.

Cash received from options exercised under all share-based payment arrangements was $3.0 million, $0.5 million and $1.1 million for the years ended July 31, 2013, 2012 and 2011, respectively. The tax benefit realized or to be realized from options/ SARs exercised and restricted stock units vested was $9.8 million, $3.9 million and $2.5 million for the years ended July 31, 2013, 2012 and 2011, respectively.

The Company has a policy of using either authorized and unissued shares or treasury shares, including shares acquired by purchase in the open market or in private transactions, to satisfy equity award exercises.

17. Retirement and Profit Sharing Plans

The Company maintains a defined contribution retirement plan (the "Retirement Plan"), qualified under Section 401(k) of the Internal Revenue Code, for its employees. Under this Retirement Plan, employees are eligible to make before-tax contributions on the first day of the calendar month following the later of: (i) their employment commencement date or (ii) the date they turn 21. Participants may contribute up to 100% of their qualifying annual compensation up to the annual maximum specified by the Internal Revenue Code. Prior to January 1, 2009, the Company matched an amount equal to 50% of each participant's contribution up to 6% of a participant's bi-weekly qualifying compensation upon obtaining the later of: (i) 12 consecutive months of employment and 1,000 service hours or (ii) 1,500 service hours since the employment commencement date. On January 1, 2009, the Company suspended making matching contributions to the Retirement Plan. The Company partially reinstated its matching contributions to the Retirement Plan on April 1, 2010 and again on April 1, 2011. Effective August 1, 2012, the Company's matching contributions were fully reinstated to its prior level as discussed above such that the Company will match an amount equal to 50% of each participant's contribution up to 6% of a participant's bi-weekly qualifying compensation upon eligibility. The Company's matching contribution is entirely discretionary and may be reduced or eliminated at any time.

Total Retirement Plan expense recognized by the Company for the years ended July 31, 2013, 2012 and 2011 was $3.7 million, $2.4 million and $1.5 million, respectively.

18. Guarantor Subsidiaries and Non-Guarantor Subsidiaries

The Company's payment obligations under the 6.50% Notes (see Note 4, Long-Term Debt) are fully and unconditionally guaranteed on a joint and several, senior subordinated basis by substantially all of the Company's consolidated subsidiaries (collectively, and excluding Non-Guarantor Subsidiaries (as defined below), the "Guarantor Subsidiaries"), except for, Eagle Park Reservoir Company, Larkspur Restaurant & Bar, LLC, Black Diamond Insurance, Inc., Skiinfo AS and certain other insignificant entities (together, the "Non-Guarantor Subsidiaries"). APII and the Employee Housing Entities are included with the Non-Guarantor Subsidiaries for purposes of the consolidated financial information, but are not considered subsidiaries under the indenture governing the 6.50% Notes.

Presented below is the consolidated financial information of the Parent Company, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries. Financial information for the Non-Guarantor Subsidiaries is presented in the column titled "Other Subsidiaries." Balance sheets are presented as of July 31, 2013 and 2012. Statements of operations, statements of comprehensive income and statements of cash flows are presented for the years ended July 31, 2013, 2012 and 2011. As of July 31, 2012, the Company revised its classification of advances from affiliates in the amount of $421.1 million to present it separately in the Supplemental Condensed Consolidating Balance Sheet from advances to affiliates. The Company has determined that this revision is not material to the Supplemental Condensed Consolidating Balance Sheet.

Investments in subsidiaries are accounted for by the Parent Company and Guarantor Subsidiaries using the equity method of accounting. Net income (loss) of Guarantor and Non-Guarantor Subsidiaries is, therefore, reflected in the Parent Company's and Guarantor Subsidiaries' investments in and advances to (from) subsidiaries. Net income (loss) of the Guarantor and Non-Guarantor Subsidiaries is reflected in Guarantor Subsidiaries and Parent Company as equity in consolidated subsidiaries. The elimination entries eliminate investments in Other Subsidiaries and intercompany balances and transactions for consolidated reporting purposes.

Supplemental Condensed Consolidating Balance Sheet
As of July 31, 2013
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Current assets:					
Cash and cash equivalents	$ —	$ 130,970	$ 7,634	$ —	$ 138,604
Restricted cash	—	10,890	1,734	—	12,624
Trade receivables, net	—	77,725	1,312	—	79,037
Inventories, net	—	68,101	217	—	68,318
Other current assets	25,190	18,475	1,221	—	44,886
Total current assets	25,190	306,161	12,118	—	343,469
Property, plant and equipment, net	—	1,124,004	45,284	—	1,169,288
Real estate held for sale and investment	—	195,230	—	—	195,230
Goodwill, net	—	347,078	1,746	—	348,824
Intangible assets, net	—	101,913	19,431	—	121,344
Other assets	6,057	96,337	4,332	(9,459)	97,267
Investments in subsidiaries	1,861,509	(3,510)	—	(1,857,999)	—
Advances to affiliates	—	513,283	2,906	(516,189)	—
Total assets	$ 1,892,756	$ 2,680,496	$ 85,817	$ (2,383,647)	$ 2,275,422
Current liabilities:					
Accounts payable and accrued liabilities	$ 6,600	$ 256,094	$ 6,825	$ —	$ 269,519
Income taxes payable	42,822	—	—	—	42,822
Long-term debt due within one year	—	775	219	—	994
Total current liabilities	49,422	256,869	7,044	—	313,335
Advances from affiliates	516,189	—	—	(516,189)	—
Long-term debt	390,000	348,190	57,738	—	795,928
Other long-term liabilities	27,851	213,928	10,586	(9,459)	242,906
Deferred income taxes	85,426	—	(42)	—	85,384
Total Vail Resorts, Inc. stockholders' equity	823,868	1,861,509	(3,510)	(1,857,999)	823,868
Noncontrolling interests	—	—	14,001	—	14,001
Total stockholders' equity	823,868	1,861,509	10,491	(1,857,999)	837,869
Total liabilities and stockholders' equity	$ 1,892,756	$ 2,680,496	$ 85,817	$ (2,383,647)	$ 2,275,422

Supplemental Condensed Consolidating Balance Sheet
As of July 31, 2012
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Current assets:					
Cash and cash equivalents	$ —	$ 38,380	$ 7,673	$ —	$ 46,053
Restricted cash	—	13,300	984	—	14,284
Trade receivables, net	—	64,185	1,558	—	65,743
Inventories, net	—	65,673	200	—	65,873
Other current assets	24,458	15,522	437	—	40,417
Total current assets	24,458	197,060	10,852	—	232,370
Property, plant and equipment, net	—	1,000,767	48,440	—	1,049,207
Real estate held for sale and investment	—	237,668	—	—	237,668
Goodwill, net	—	268,058	1,711	—	269,769
Intangible assets, net	—	72,751	19,319	—	92,070
Other assets	7,113	42,939	5,937	(9,459)	46,530
Investments in subsidiaries	1,775,195	(553)	—	(1,774,642)	—
Advances to affiliates	—	418,001	3,114	(421,115)	—
Total assets	$ 1,806,766	$ 2,236,691	$ 89,373	$ (2,205,216)	$ 1,927,614
Current liabilities:					
Accounts payable and accrued liabilities	$ 6,542	$ 215,308	$ 5,688	$ —	$ 227,538
Income taxes payable	20,721	—	—	—	20,721
Long-term debt due within one year	—	782	208	—	990
Total current liabilities	27,263	216,090	5,896	—	249,249
Advances from affiliates	421,115	—	—	(421,115)	—
Long-term debt	390,000	41,817	57,958	—	489,775
Other long-term liabilities	28,104	203,589	10,635	(9,459)	232,869
Deferred income taxes	137,973	—	1,420	—	139,393
Total Vail Resorts, Inc. stockholders' equity	802,311	1,775,195	(553)	(1,774,642)	802,311
Noncontrolling interests	—	—	14,017	—	14,017
Total stockholders' equity	802,311	1,775,195	13,464	(1,774,642)	816,328
Total liabilities and stockholders' equity	$ 1,806,766	$ 2,236,691	$ 89,373	$ (2,205,216)	$ 1,927,614

Supplemental Condensed Consolidating Statement of Operations
For the year ended July 31, 2013
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Total net revenue	$ —	$ 1,114,952	$ 18,127	$ (12,282)	$ 1,120,797
Total operating expense	516	1,014,314	21,144	(12,130)	1,023,844
(Loss) income from operations	(516)	100,638	(3,017)	(152)	96,953
Other expense, net	(26,411)	(11,023)	(1,333)	152	(38,615)
Equity investment income, net	—	891	—	—	891
(Loss) income before benefit (provision) for income taxes	(26,927)	90,506	(4,350)	—	59,229
Benefit (provision) for income taxes	9,901	(31,974)	454	—	(21,619)
Net (loss) income before equity in income (loss) of consolidated subsidiaries	(17,026)	58,532	(3,896)	—	37,610
Equity in income (loss) of consolidated subsidiaries	54,769	(3,763)	—	(51,006)	—
Net income (loss)	37,743	54,769	(3,896)	(51,006)	37,610
Net loss attributable to noncontrolling interests	—	—	133	—	133
Net income (loss) attributable to Vail Resorts, Inc.	$ 37,743	$ 54,769	$ (3,763)	$ (51,006)	$ 37,743

Supplemental Condensed Consolidating Statement of Operations
For the year ended July 31, 2012
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Total net revenue	$ —	$ 1,020,847	$ 14,997	$ (11,450)	$ 1,024,394
Total operating expense	181	959,038	17,142	(11,298)	965,063
(Loss) income from operations	(181)	61,809	(2,145)	(152)	59,331
Other expense, net	(26,520)	(5,372)	(1,377)	152	(33,117)
Equity investment income, net	—	878	—	—	878
(Loss) income before benefit (provision) for income taxes	(26,701)	57,315	(3,522)	—	27,092
Benefit (provision) for income taxes	10,968	(21,669)	—	—	(10,701)
Net (loss) income before equity in income (loss) of consolidated subsidiaries	(15,733)	35,646	(3,522)	—	16,391
Equity in income (loss) of consolidated subsidiaries	32,186	(3,460)	—	(28,726)	—
Net income (loss)	16,453	32,186	(3,522)	(28,726)	16,391
Net loss attributable to noncontrolling interests	—	—	62	—	62
Net income (loss) attributable to Vail Resorts, Inc.	$ 16,453	$ 32,186	$ (3,460)	$ (28,726)	$ 16,453

Supplemental Condensed Consolidating Statement of Operations
For the year ended July 31, 2011
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Total net revenue	$ —	$ 1,166,706	$ 12,212	$ (11,872)	$ 1,167,046
Total operating expense	522	1,070,054	13,718	(11,720)	1,072,574
(Loss) income from operations	(522)	96,652	(1,506)	(152)	94,472
Other expense, net	(34,244)	(4,908)	(1,294)	152	(40,294)
Equity investment income, net	—	1,342	—	—	1,342
(Loss) income before benefit (provision) for income taxes	(34,766)	93,086	(2,800)	—	55,520
Benefit (provision) for income taxes	14,235	(35,333)	—	—	(21,098)
Net (loss) income before equity in income (loss) of consolidated subsidiaries	(20,531)	57,753	(2,800)	—	34,422
Equity in income (loss) of consolidated subsidiaries	55,020	(2,733)	—	(52,287)	—
Net income (loss)	34,489	55,020	(2,800)	(52,287)	34,422
Net loss attributable to noncontrolling interests	—	—	67	—	67
Net income (loss) attributable to Vail Resorts, Inc.	$ 34,489	$ 55,020	$ (2,733)	$ (52,287)	$ 34,489

Supplemental Condensed Consolidating Statement of Comprehensive Income (Loss)
For the year ended July 31, 2013
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Net income (loss)	$ 37,743	$ 54,769	$ (3,896)	$ (51,006)	$ 37,610
Foreign currency translation adjustments, net of tax	188	188	188	(376)	188
Comprehensive income (loss)	37,931	54,957	(3,708)	(51,382)	37,798
Comprehensive loss attributable to noncontrolling interests	—	—	133	—	133
Comprehensive income (loss) attributable to Vail Resorts, Inc.	$ 37,931	$ 54,957	$ (3,575)	$ (51,382)	$ 37,931

Supplemental Condensed Consolidating Statement of Comprehensive Income (Loss)
For the year ended July 31, 2012
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Net income (loss)	$ 16,453	$ 32,186	$ (3,522)	$ (28,726)	$ 16,391
Foreign currency translation adjustments, net of tax	(255)	(255)	(255)	510	(255)
Comprehensive income (loss)	16,198	31,931	(3,777)	(28,216)	16,136
Comprehensive loss attributable to noncontrolling interests	—	—	62	—	62
Comprehensive income (loss) attributable to Vail Resorts, Inc.	$ 16,198	$ 31,931	$ (3,715)	$ (28,216)	$ 16,198

Supplemental Condensed Consolidating Statement of Comprehensive Income (Loss)
For the year ended July 31, 2011
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Net income (loss)	$ 34,489	$ 55,020	$ (2,800)	$ (52,287)	$ 34,422
Foreign currency translation adjustments, net of tax	—	—	—	—	—
Comprehensive income (loss)	34,489	55,020	(2,800)	(52,287)	34,422
Comprehensive loss attributable to noncontrolling interests	—	—	67	—	67
Comprehensive income (loss) attributable to Vail Resorts, Inc.	$ 34,489	$ 55,020	$ (2,733)	$ (52,287)	$ 34,489

Supplemental Condensed Consolidating Statement of Cash Flows
For the year ended July 31, 2013
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Consolidated
Net cash (used in) provided by operating activities	$ (2,845)	$ 225,434	$ (166)	$ 222,423
Cash flows from investing activities:				
Capital expenditures	—	(94,041)	(905)	(94,946)
Acquisition of businesses	—	(19,958)	—	(19,958)
Proceeds from sale of real property	—	11,090	—	11,090
Other investing activities, net	—	(4,344)	(80)	(4,424)
Net cash used in investing activities	—	(107,253)	(985)	(108,238)
Cash flows from financing activities:				
Proceeds from borrowings under other long-term debt	—	96,000	—	96,000
Payments of other long-term debt	—	(96,803)	(208)	(97,011)
Dividends paid	(28,362)	—	—	(28,362)
Other financing activities, net	4,565	2,177	841	7,583
Advances from (to) affiliates	26,642	(26,867)	225	—
Net cash provided by (used in) financing activities	2,845	(25,493)	858	(21,790)
Effect of exchange rate changes on cash and cash equivalents	—	(98)	254	156
Net increase (decrease) in cash and cash equivalents	—	92,590	(39)	92,551
Cash and cash equivalents:				
Beginning of period	—	38,380	7,673	46,053
End of period	$ —	$ 130,970	$ 7,634	$ 138,604

Supplemental Condensed Consolidating Statement of Cash Flows
For the year ended July 31, 2012
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Consolidated
Net cash (used in) provided by operating activities	$ (6,789)	$ 191,831	$ 377	$ 185,419
Cash flows from investing activities:				
Capital expenditures	—	(132,025)	(600)	(132,625)
Acquisition of business	—	(24,311)	832	(23,479)
Other investing activities, net	—	150	—	150
Net cash (used in) provided by investing activities	—	(156,186)	232	(155,954)
Cash flows from financing activities:				
Proceeds from borrowings under other long-term debt	—	56,000	—	56,000
Payments of other long-term debt	—	(56,855)	(197)	(57,052)
Repurchases of common stock	(30,365)	—	—	(30,365)
Dividends paid	(24,249)	—	—	(24,249)
Other financing activities, net	1,637	400	107	2,144
Advances from (to) affiliates	59,766	(60,175)	409	—
Net cash provided by (used in) financing activities	6,789	(60,630)	319	(53,522)
Effect of exchange rate changes on cash and cash equivalents	—	—	(33)	(33)
Net (decrease) increase in cash and cash equivalents	—	(24,985)	895	(24,090)
Cash and cash equivalents:				
Beginning of period	—	63,365	6,778	70,143
End of period	$ —	$ 38,380	$ 7,673	$ 46,053

Supplemental Condensed Consolidating Statement of Cash Flows
For the year ended July 31, 2011
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Consolidated
Net cash (used in) provided by operating activities	$ (2,659)	$ 268,602	$ 1,344	$ 267,287
Cash flows from investing activities:				
Capital expenditures	—	(95,568)	(72)	(95,640)
Acquisition of business	—	(62,344)	—	(62,344)
Other investing activities, net	—	(204)	—	(204)
Net cash used in investing activities	—	(158,116)	(72)	(158,188)
Cash flows from financing activities:				
Proceeds from borrowings under other long-term debt	—	189,000	—	189,000
Payments of other long-term debt	—	(226,674)	(187)	(226,861)
Proceeds from borrowings under the 6.50% Notes	390,000	—	—	390,000
Payment of tender of 6.75% Notes	(390,000)	—	—	(390,000)
Payment of financing costs	(9,331)	(3,069)	—	(12,400)
Dividends paid	(5,411)	—	—	(5,411)
Other financing activities, net	1,319	(1,055)	1,707	1,971
Advances	16,082	(16,638)	556	—
Net cash provided by (used in) financing activities	2,659	(58,436)	2,076	(53,701)
Net increase in cash and cash equivalents	—	52,050	3,348	55,398
Cash and cash equivalents:				
Beginning of period	—	11,315	3,430	14,745
End of period	$ —	$ 63,365	$ 6,778	$ 70,143

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Management of the Company, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Form 10-K. The term "disclosure controls and procedures" means controls and other procedures established by the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation of the Company's disclosure controls and procedures, the CEO and the CFO concluded that, as of the end of the period covered by this Form 10-K, the disclosure controls are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

The Company, including its CEO and CFO, does not expect that the Company's controls and procedures will prevent or detect all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control Over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of this Form 10-K under the caption "Management's Report on Internal Control over Financial Reporting."

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of this Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended July 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is incorporated herein by reference from the Company's definitive proxy statement for the 2013 annual meeting of stockholders.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated herein by reference from the Company's definitive proxy statement for the 2013 annual meeting of stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated herein by reference from the Company's definitive proxy statement for the 2013 annual meeting of stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated herein by reference from the Company's definitive proxy statement for the 2013 annual meeting of stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is incorporated herein by reference from the Company's definitive proxy statement for the 2013 annual meeting of stockholders.

PART IV
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

a) Index to Financial Statements and Financial Statement Schedules.

(1) See "Item 8. Financial Statements and Supplementary Data" for the index to the Financial Statements and Schedules.
(2) Schedule II - Valuation and Qualifying Accounts. All other schedules have been omitted because the required information is not applicable or because the information required has been included in the financial statements or notes thereto.
(3) See the Index to Exhibits below.

The following exhibits are either filed herewith or, if so indicated, incorporated by reference to the documents indicated in parentheses, which have previously been filed with the Securities and Exchange Commission.

Posted Exhibit Number	Description	Sequentially Numbered Page
2.1	Transaction Agreement, dated as of May 24, 2013, between VR CPC Holdings, Inc. and ASC Utah LLC, Talisker Land Holdings, LLC, Talisker Canyons Lands LLC, Talisker Canyons Leaseco LLC, American Skiing Company Resort Properties LLC, Talisker Canyons Propco LLC and Talisker Canyons Finance Co LLC. (Incorporated by reference to Exhibit 2.1 on Form 8-K of Vail Resorts, Inc. filed on May 30, 2013) (File No. 001-09614).	
3.1	Amended and Restated Certificate of Incorporation of Vail Resorts, Inc., dated January 5, 2005. (Incorporated by reference to Exhibit 3.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2005)(File No. 001-09614).	
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Vail Resorts, Inc., dated December 7, 2011. (Incorporated by reference to Exhibit 3.1 on Form 8-K of Vail Resorts, Inc. filed on December 8, 2011) (File No. 001-09614).	
3.3	Amended and Restated Bylaws of Vail Resorts, Inc. , dated December 7, 2011. (Incorporated by reference to Exhibit 3.2 on Form 8-K of Vail Resorts, Inc. filed on December 8, 2011) (File No. 001-09614).	
4.1(a)	Indenture, dated April 25, 2011, by and among Vail Resorts, Inc., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated by reference to Exhibit 4.1 on Form 8-K of Vail Resorts, Inc. filed on April 26, 2011) (File No. 001-09614).	
4.1(b)	Supplemental Indenture, dated October 24, 2011, by and among Vail Resorts, Inc., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated by reference to Exhibit 4.2 on Form S-4 filed on November 4, 2011) (File No. 333-177756).	
4.1(c)	Supplemental Indenture, dated April 11, 2012, by and among Vail Resorts, Inc., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated by reference to Exhibit 4.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2012) (File No. 001-09614).	
4.1(d)	Supplemental Indenture, dated November 29, 2012, by and among Vail Resorts, Inc., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated by reference to Exhibit 4.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2013) (File No. 001-09614).	
4.1(e)	Supplemental Indenture, dated January 24, 2013, by and among Vail Resorts, Inc., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated by reference to Exhibit 4.2 on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2013) (File No. 001-09614).	

Posted Exhibit Number	Description	Sequentially Numbered Page
4.1(f)	Supplemental Indenture, dated April 26, 2013, by and among Vail Resorts, Inc., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York Mellon Trust Company, N.A., as Trustee. (Incorporated by reference to Exhibit 4.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2013) (File No. 001-09614).	
10.1	Forest Service Unified Permit for Heavenly ski area, dated April 29, 2002. (Incorporated by reference to Exhibit 99.13 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2002) (File No. 001-09614).	
10.2(a)	Forest Service Unified Permit for Keystone ski area, dated December 30, 1996. (Incorporated by reference to Exhibit 99.2(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).	
10.2(b)	Amendment No. 2 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 99.2(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).	
10.2(c)	Amendment No. 3 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	
10.2(d)	Amendment No. 4 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	
10.2(e)	Amendment No. 5 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	
10.3(a)	Forest Service Unified Permit for Breckenridge ski area, dated December 30, 1996. (Incorporated by reference to Exhibit 99.3(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).	
10.3(b)	Amendment No. 1 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 99.3(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).	
10.3(c)	Amendment No. 2 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	
10.3(d)	Amendment No. 3 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	
10.3(e)	Amendment No. 4 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	
10.3(f)	Amendment No. 5 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4(f) on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2006) (File No. 001-09614).	
10.4(a)	Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 99.4(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).	
10.4(b)	Exhibits to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 99.4(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).	
10.4(c)	Amendment No. 1 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5(c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	

Posted Exhibit Number	Description	Sequentially Numbered Page
10.4(d)	Amendment No. 2 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5(d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	
10.4(e)	Amendment to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5(e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	
10.4(f)	Amendment No. 3 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.4(f) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2008) (File No. 001-09614).	
10.5(a)	Forest Service Unified Permit for Vail ski area, dated November 23, 1993. (Incorporated by reference to Exhibit 99.5(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).	
10.5(b)	Exhibits to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 99.5(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).	
10.5(c)	Amendment No. 2 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 99.5(c) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).	
10.5(d)	Amendment No. 3 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.6 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	
10.5(e)	Amendment No. 4 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.6 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).	
10.6(a)	Purchase and Sale Agreement by and between VAHMC, Inc. and DiamondRock Hospitality Limited Partnership, dated May 3, 2005. (Incorporated by reference to Exhibit 10.18(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2005) (File No. 001-09614).	
10.6(b)	First Amendment to Purchase and Sale Agreement by and between VAHMC, Inc. and DiamondRock Hospitality Limited Partnership, dated May 10, 2005. (Incorporated by reference to Exhibit 10.18(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2005) (File No. 001-09614).	
10.7(a)	Sports and Housing Facilities Financing Agreement between the Vail Corporation (d/b/a "Vail Associates, Inc.") and Eagle County, Colorado, dated April 1, 1998. (Incorporated by reference to Exhibit 10 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 1998) (File No. 001-09614).	
10.7(b)	Trust Indenture, dated as of April 1, 1998 securing Sports and Housing Facilities Revenue Refunding Bonds by and between Eagle County, Colorado and U.S. Bank, N.A., as Trustee. (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 1998) (File No. 001-09614).	
10.8*	Vail Resorts, Inc. 1993 Stock Option Plan. (Incorporated by reference to Exhibit 4.A of the registration statement on Form S-8 of Vail Resorts, Inc., dated October 21, 1997) (File No. 333-38321).	
10.9*	Vail Resorts, Inc. 1996 Long Term Incentive and Share Award Plan. (Incorporated by reference to the Exhibit 4.B of the registration statement on Form S-8 of Vail Resorts, Inc., dated October 21, 1997)(File No. 333-38321).	
10.10*	Vail Resorts, Inc. 1999 Long Term Incentive and Share Award Plan. (Incorporated by reference to Exhibit 4.1 of the registration statement on Form S-8 of Vail Resorts, Inc., dated September 7, 2007) (File No. 333-145934).	

Posted Exhibit Number	Description	Sequentially Numbered Page
10.11*	Vail Resorts, Inc. Amended and Restated 2002 Long Term Incentive and Share Award Plan. (Incorporated by reference to Exhibit 99.1 on Form 8-K of Vail Resorts, Inc. filed on December 10, 2009) (File No. 001-09614).	
10.12*	Form of Stock Option Agreement. (Incorporated by reference to Exhibit 10.20 of Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2007) (File No. 001-09614).	
10.13*	Form of Restricted Share Unit Agreement. (Incorporated by reference to Exhibit 10.17 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2008) (File No. 001-09614).	
10.14*	Form of Share Appreciation Rights Agreement. (Incorporated by reference to Exhibit 10.18 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2008) (File No. 001-09614).	
10.15*	Stock Option Agreement between Vail Resorts, Inc. and Jeffrey W. Jones, dated September 30, 2005. (Incorporated by reference to Exhibit 10.6 on Form 8-K of Vail Resorts, Inc. filed on March 3, 2006) (File No. 001-09614).	
10.16*	Vail Resorts Deferred Compensation Plan, effective as of October 1, 2000. (Incorporated by reference to Exhibit 10.23 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2000) (File No. 001-09614).	
10.17*	Vail Resorts Deferred Compensation Plan, effective as of January 1, 2005. (Incorporated by reference to Exhibit 10.22 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2009) (File No. 001-09614).	
10.18(a)*	Executive Employment Agreement made and entered into October 15, 2008 by and between Vail Resorts, Inc. and Robert A. Katz. (Incorporated by reference to Exhibit 10.1 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2008) (File No. 001-09614).	
10.18(b)*	First Amendment to Employment Agreement, dated September 30, 2011, by and between Vail Resorts, Inc. and Robert A. Katz (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed September 30, 2011) (File No. 001-09614).	
10.18(c)*	Amendment to Executive Employment Agreement, dated April 11, 2013, by and between Vail Resorts, Inc. and Robert A. Katz. (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2013) (File No. 001-09614).	
10.19(a)*	Executive Employment Agreement made and entered into October 15, 2008 by and between Jeffrey W. Jones and Vail Resorts, Inc. (Incorporated by reference to Exhibit 10.2 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2008) (File No. 001-09614).	
10.19(b)*	Restated First Amendment to Amended and Restated Employment Agreement, dated September 18, 2008, by and between Vail Resorts, Inc. and Jeffrey W. Jones. (Incorporated by reference to Exhibit 10.28(b) of Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2008) (File No. 001-09614).	
10.20(a)*	Executive Employment Agreement made and entered into October 15, 2008 by and between Vail Holdings, Inc., a wholly-owned subsidiary of Vail Resorts, Inc., and John McD. Garnsey. (Incorporated by reference to Exhibit 10.4 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2008) (File No. 001-09614).	
10.20(b)*	Amendment to Executive Employment Agreement, dated April 11, 2013, by and between Vail Holdings, Inc. and John McD. Garnsey. (Incorporated by reference to Exhibit 10.3 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2013) (File No. 001-09614).	

Posted Exhibit Number	Description	Sequentially Numbered Page
10.21(a)*	Executive Employment Agreement made and entered into October 15, 2008 by and between Vail Holdings, Inc., a wholly-owned subsidiary of Vail Resorts, Inc., and Blaise Carrig. (Incorporated by reference to Exhibit 10.5 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2008) (File No. 001-09614).	
10.21(b)*	Addendum to the Employment Agreement, dated September 1, 2002, between Blaise Carrig and Heavenly Valley, Limited Partnership. (Incorporated by reference to Exhibit 10.31(b) of Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2008) (File No. 001-09614).	
10.21(c)*	Amendment to Executive Employment Agreement, dated April 11, 2013, by and between Vail Holdings, Inc. and Blaise Carrig. (Incorporated by reference to Exhibit 10.2 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2013) (File No. 001-09614).	
10.22*	Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.8 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2008) (File No. 001-09614).	
10.23(a)	Fifth Amended and Restated Credit Agreement dated as of January 25, 2011 among The Vail Corporation (d/b/a Vail Associates, Inc.), as borrower, Bank of America, N.A., as Administrative Agent, U.S. Bank National Association and Wells Fargo Bank, National Association as co-syndication agents, JPMorgan Chase Bank, N.A. and Deutsche Bank Securities Inc. as Co-Documentation Agents and the Lenders party thereto. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on January 28, 2011) (File No. 001-09614).	
10.23(b)	First Amendment to Fifth Amended and Restated Credit Agreement dated as of April 13, 2011 among The Vail Corporation (d/b/a Vail Associates, Inc.), as borrower, Bank of America, N.A., as Administrative Agent, and the Lenders party thereto. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on April 18, 2011) (File No. 001-09614).	
10.23(c)	Second Amendment to Fifth Amended and Restated Credit Agreement and Amendment to Pledge Agreements dated as of September 16, 2011 among The Vail Corporation (d/b/a Vail Associates, Inc.), as borrower, Bank of America, N.A., as Administrative Agent, and the Lenders party thereto. (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2011) (File No. 001-09614).	
10.23(d)	Third Amendment to Fifth Amended and Restated Credit Agreement dated as of May 29, 2013 among The Vail Corporation (d/b/a/ Vail Associates, Inc.) as borrower, Bank of America, N.A., as administrative agent, and the Lenders party thereto. (Incorporated by reference to Exhibit 10.3 on Form 8-K of Vail Resorts, Inc. filed on May 30, 2013) (File No. 001-09614).	
10.24	Registration Rights Agreement, dated April 25, 2011, by and among Vail Resorts, Inc., the Guarantors named therein and the initial purchasers listed therein. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on April 26, 2011) (File No. 001-09614).	
10.25*	Vail Resorts, Inc. Management Incentive Plan. (Incorporated by reference to Exhibit 10.2 on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2011) (File No. 001-09614).	
10.26	Master Agreement of Lease, dated May 29, 2013, between VR CPC Holdings, Inc. and Talisker Canyons Leaseco LLC. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on May 30, 2013) (File No. 001-09614).	
10.27	Guaranty of Vail Resorts, Inc. dated May 29, 2013. (Incorporated by reference to Exhibit 10.2 on Form 8-K of Vail Resorts, Inc. filed on May 30, 2013) (File No. 001-09614).	
21	Subsidiaries of Vail Resorts, Inc.	70
23	Consent of Independent Registered Public Accounting Firm.	80

Posted Exhibit Number	Description	Sequentially Numbered Page
24	Power of Attorney. Included on signature pages hereto.	
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	81
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	82
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	83
101	The following information from the Company's Year End Report on Form 10-K for the year ended July 31, 2013 formatted in eXtensible Business Reporting Language: (i) Consolidated Balance Sheets as of July 31, 2013 and July 31, 2012; (ii) Consolidated Statements of Operations as of July 31, 2013, July 31, 2012 and July 31, 2011; (iii) Consolidated Statements of Comprehensive Income as of July 31, 2013, July 31, 2012 and July 31, 2011; (iv) Consolidated Statements of Stockholders' Equity as of July 31, 2013, July 31, 2012 and July 31, 2011 (v) Consolidated Statements of Cash Flows as of July 31, 2013, July 31, 2012 and July 31, 2011; and (vi) Notes to the Consolidated Financial Statements.	

*Management contracts and compensatory plans and arrangements.

Consolidated Financial Statement Schedule
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)
For the Years Ended July 31,

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
2011				
Inventory Reserves	$ 1,452	$ 2,389	$ (2,289)	$ 1,552
Valuation Allowance on Income Taxes	1,588	—	—	1,588
Trade Receivable Allowances	2,259	2,246	(1,082)	3,423
2012				
Inventory Reserves	1,552	1,914	(1,602)	1,864
Valuation Allowance on Income Taxes	1,588	—	—	1,588
Trade Receivable Allowances	3,423	2,456	(1,326)	4,553
2013				
Inventory Reserves	1,864	2,203	(2,307)	1,760
Valuation Allowance on Income Taxes	1,588	1,474	—	3,062
Trade Receivable Allowances	$ 4,553	$ 773	$ (4,848)	$ 478

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2013		Vail Resorts, Inc.
	By:	/s/ Michael Z. Barkin
		Michael Z. Barkin
		Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Date: September 27, 2013		Vail Resorts, Inc.
	By:	/s/ Mark L. Schoppet
		Mark L. Schoppet
		Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Michael Z. Barkin or Mark L. Schoppet his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Form 10-K and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or appropriate to be done with this Form 10-K and any amendments or supplements hereto, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on September 27, 2013.

Signature	Title
/s/ Robert A. Katz Robert A. Katz	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
/s/ Michael Z. Barkin Michael Z. Barkin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Mark L. Schoppet Mark L. Schoppet	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
/s/ Roland A. Hernandez Roland A. Hernandez	Director
/s/ Richard D. Kincaid Richard D. Kincaid	Director
John T. Redmond	Director
/s/ Hilary A. Schneider Hilary A. Schneider	Director
/s/ D. Bruce Sewell D. Bruce Sewell	Director
/s/ John F. Sorte John F. Sorte	Director
/s/ Peter A. Vaughn Peter A. Vaughn	Director



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CORPORATE DATA

Board of Directors

Robert A. Katz
Chairman and Chief Executive Officer,
Vail Resorts, Inc.

Roland A. Hernandez
Founding Principal and Chief Executive Officer,
Hernandez Media Ventures

Richard D. Kincaid
Founder and President,
BeCause Foundation

John T. Redmond
Managing Director and Chief Executive Officer,
Echo Entertainment Group

Hilary A. Schneider
President,
Lifelock, Inc.

D. Bruce Sewell
Senior Vice President,
General Counsel and Secretary,
Apple Inc.

John F. Sorte
Executive Chairman,
Morgan Joseph TriArtisan LLC

Peter A. Vaughn
Senior Vice President of International Consumer Products and Marketing,
American Express

Senior Executives

Robert A. Katz
Chairman and Chief Executive Officer

Blaise T. Carrig
President—Mountain Division

Fiona E. Arnold
Executive Vice President, General Counsel and Secretary

Michael Z. Barkin
Executive Vice President and Chief Financial Officer

Patricia A. Campbell
Executive Vice President and Chief Operating Officer,
Breckenridge Ski Resort

Mark R. Gasta
Executive Vice President and Chief People Officer

Kirsten A. Lynch
Executive Vice President and Chief Marketing Officer

Robert N. Urwiler
Executive Vice President and Chief Information Officer

Christopher E. Jarnot
Senior Vice President and Chief Operating Officer,
Vail Mountain

Corporate Information

Corporate Offices
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021
303.404.1800

Stock Exchange Listing
The common shares of Vail Resorts, Inc. are listed and traded on the New York Stock Exchange under the ticker symbol MTN.

Independent Auditors
PricewaterhouseCoopers LLP
Denver, Colorado

Securities Counsel
Hogan Lovells US LLP
Washington, DC

Transfer Agent and Registrar
Wells Fargo Shareowner Services
St. Paul, Minnesota
800.468.9716

Investor Relations
InvestorRelations@vailresorts.com

Websites
www.vailresorts.com
www.snow.com

VAIL RESORTS®

EXPERIENCE OF A LIFETIME™


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